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06016879

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REGISTRANT'S NAME Detica Group plc

*CURRENT ADDRESS Surrey Research Park
Guildford
Surrey GU2 7YP

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

FILE NO. 82- 35012 FISCAL YEAR

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INDEX

Detica Group plc – Information Furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

1.	04.01.2005	Announcements regarding the acquisition of assets
2.	04.14.2005	Notice of results
3.	05.23.2005	Preliminary results announcement describing results for the year ended March 21, 2005
4.	06.22.2005	Analysts and Investor Day
5.	06.30.2005	Annual Accounts
6.	07.05.2005	Director/PDMR shareholding
7.	07.21.2005	AGM Statement
8.	07.21.2005	AGM Statement
9.	07.21.2005	Holding(s) in Company
10.	07.21.2005	AGM resolutions
11.	07.25.2005	Holding(s) in Company
12.	09.29.2005	US Approvals and Appointments
13.	11.09.2005	Holding(s) in Company
14.	11.09.2005	Notice of results
15.	11.28.2005	Acquisition
16.	11.28.2005	Holding(s) in Company
17.	11.28.2005	Interim report
18.	11.28.2005	Interim results
19.	12.14.2005	Holding(s) in Company
20.	12.21.2005	Director/PDMR shareholding
21.	01.03.2006	Completion of acquisition
22.	03.03.2006	Holding(s) in Company
23.	03.07.2006	Notice of results
24.	03.17.2006	Annual return
25.	06.05.2006	Final results
26.	06.21.2006	AGM notice and proxy card (See page 76 of document number 27 below)
27.	06.21.2006	Annual report and accounts
28.	06.21.2006	Circular regarding bonus issue

29.	06.23.2006	**Holding(s) in Company**
30.	07.18.2006	**Annual Information update**
31.	07.20.2006	**AGM Statement**
32.	07.20.2006	**Bonus Issue**
33.	07.20.2006	**Results of AGM**
34.	07.20.2006	**AGM Resolutions**
35.	07.21.2006	**Bonus Share document announcement**
36.	07.27.2006	**Holding(s) in Company**
37.	07.28.2006	**Holding(s) in Company**
38.	07.31.2006	**Annual Report**
39.	07.31.2006	**Acquisition**
40.	08.02.2006	**Form 123 Increase in Authorised Share Capital**
41.	08.03.2006	**Form 88(2) allotment of shares**
42.	08.08.2006	**Acquisition**
43.	08.11.2006	**Holding(s) in Company**
44.	08.14.2006	**Director shareholding**

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Detica Group Plc - Acquisition

Detica Group Plc
01 April 2005

1 April 2005

Detica Group plc

Detica acquires assets of Extraprise UK

Detica Group plc ('Detica'), the specialist IT consultancy, is pleased to announce that it has acquired the business and selected assets of Extraprise UK Limited ('Extraprise UK'), a consultancy and systems integrator specialising in Customer Relationship Management (CRM) systems, for a cash consideration of £0.2 million. Extraprise UK is a wholly owned subsidiary of Extraprise Group Inc; the UK company has recently been placed in administration as part of the financial restructuring being undertaken by the US parent company.

Highlights of the transaction

The transaction involves the transfer of 35 staff, the UK client list and certain fixed assets to Detica. Subject to future negotiation with Extraprise UK's current clients, the transaction is expected to include the novation of certain ongoing client contracts to Detica. It does not involve Detica assuming any liabilities of Extraprise UK.

The transaction enhances Detica's skill base as follows:

- It adds a number of business intelligence and analytical CRM experts to Detica's existing strength in this area.

- It adds an established change management practice, which will allow Detica to offer enhanced business strategy and organisational change services.

- It provides additional skills in certain operational CRM packages such as Siebel which are heavily used across Detica's client base and to which many of Detica's solutions must interface.

Tom Black, Chief Executive of Detica, commented:

'We are extremely pleased with this transaction which enhances the skills we can offer our clients, particularly on the commercial side of our business. Extraprise UK is an ideal fit, enhancing our existing capabilities in intelligence systems development and introducing new skills. In today's competitive recruitment market, this transaction represents a rare opportunity to strengthen our team with an outstanding group of consultants. I am also optimistic that we can develop strong relationships with Extraprise UK's client base, thereby increasing our own footprint in the commercial market.'

Jim Beagle, Chief Executive International of Extraprise, commented:

'We are very pleased with this transaction because Detica offers a great environment and career opportunities for Extraprise UK staff. This agreement also offers continuity as well as a broader spectrum of services to Extraprise clients in the UK.'

For further information, please contact:

Detica Group plc 01483 816 000

Tom Black, Chief Executive
Mandy Gradden, Finance Director

Financial Dynamics 020 7831 3113

Edward Bridges
Cass Helstrip

Detica Group Plc - Notice of Results

Detica Group Plc
14 April 2005

14 April 2005

Detica Group plc

Notification of Results Date

Detica Group plc (LSE: DCA.L), the specialist IT consultancy, will announce its preliminary results for the year ended 31 March 2005 on Monday 23 May 2005.

A briefing for analysts will be held at 9.30am.

Enquiries:

Edward Bridges / Cass Helstrip

Financial Dynamics

Tel: 020 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

23 May 2005

Detica Group plc

Preliminary results

For the year ended 31 March 2005

Detica Group plc ("Detica" or "the Group"), the specialist IT consultancy, today announces preliminary results for the year ended 31 March 2005.

Key points:

- Very strong performance from our core UK business
- Strategic investments in our internet content security business, StreamShield Networks, and our new US operation proceeding well
  - £2.6 million invested in StreamShield (2004: £0.5 million)
  - £0.5 million invested in establishing US operations (2004: £nil)
- Turnover up 33% to £71.0 million (2004: £53.5 million)
  - Government up 39% to £46.0 million
  - Commercial up 23% to £25.0 million
- Strong profit before tax* performance
  - up 2% to £9.4 million (2004: £9.2 million) on a Group basis
  - up 29% to £12.5 million (2004: £9.7 million) on a like-for-like basis (excluding investment in StreamShield and US start-up costs)
- Core business operating margins* (excluding investment in StreamShield and US start-up costs) firm at 16.7% (2004: 17.3%)
- Adjusted diluted earnings per share** up 3% to 30.2 pence
- Proposed final dividend 4.2 pence; total dividend 6.3 pence, up 15%

**Before goodwill amortisation expense*
***Before goodwill amortisation expense and exceptional tax credit on employee exercise of share options*

Commenting on these results, Dr Tom Black, Chief Executive of Detica said today:

"I am delighted with the performance of the Group over the past year. The return to growth of our Commercial business has been particularly encouraging, whilst our Government business has continued its excellent progress. It is from this position of strength in our core business that we have been able to invest £2.6 million in StreamShield Networks and £0.5 million in establishing our US operations. Both of these major investments hold great promise for the future and investment will continue in the current financial year.

The outlook for the business is positive and we remain confident in our ability to perform well once again in the coming year."

For further information, please contact:

Detica Group plc Tom Black, Chief Executive Mandy Gradden, Finance Director	020 7831 3113 (23 May 2005) 01483 816 000 (thereafter)
Financial Dynamics Edward Bridges Cass Helstrip	020 7831 3113

INTRODUCTION

The year to 31 March 2005 was an excellent one for Detica. We achieved another year of strong revenue and profit growth in our core business, launched StreamShield Networks, our new Internet content security business and set up our new operation in the US.

Revenue grew 33% to £71.0 million. Group profit before tax* rose by 29% to £12.5 million before expensing our investments of £2.6 million in StreamShield and £0.5 million in establishing our US operations. After expensing these items, Group profit before tax* grew by 2% to £9.4 million. Adjusted** diluted earnings per share increased modestly by 3% to 30.2 pence. Cash generation continued to be strong and we ended the year with £21.5 million, an increase of 21% on last year.

We are delighted to report that this has been our tenth consecutive year of growth in turnover and profit before tax* and that our revenues have grown on average by 28% in each of the last five financial years.

Our business focus on the Information Intelligence market is increasingly producing results as we become recognised by clients as a leader in this specialist area. We are also continuing to invest in intellectual property initiatives to develop innovative products and services to complement our consulting and system integration services. These investments will further differentiate our premium offering in the marketplace.

OPERATIONAL REVIEW

The market

For the first time in a number of years, the UK market for IT services has returned to real growth and is forecast to continue growing modestly over the next few years. Some of this growth is undoubtedly due to the impact of major government projects, although Commercial clients have also returned to investing in business-enhancing initiatives. Indicators of underlying market strength include modest growth in Commercial fee rates and faster investment decision-making by clients than in recent years.

Furthermore, our own analysis suggests that the Information Intelligence sector is growing more strongly than the broader IT services market. This reflects ongoing business and government focus on measuring, understanding and optimising performance in all aspects of their operations. For this reason we will continue to focus our core business in this area.

Turning to vertical market sectors, there has been a recovery in commercial sectors such as Telecoms and Financial Services. Government markets remain strong and the continuing focus on public service investment, combined with robust national security and border control, mean that our Government markets are likely to remain attractive for the foreseeable future.

The strategy of our core business therefore remains unchanged. We will continue to build our presence in a balance of Commercial, National Security and broader Government markets, retaining a focus on those sectors and accounts where our Information Intelligence expertise is most highly valued. We are also in the very early stages of replicating our National Security business in the US where the large market size (approximately ten times that of our domestic market) and high activity levels offer attractive opportunities.

* *Before deducting goodwill amortisation of £653,000 (2004: £435,000)*

** *Before accounting for goodwill amortisation of £653,000 (2004: £435,000) and the exceptional tax credit of £905,000 (2004: £1,736,000)*

Information intelligence

Detica specialises in building intelligence systems, enabling clients to make better business decisions by exploiting the intelligence contained in the mass of data and information they generate and store. Our systems are used in a diverse range of applications, from fraud detection and Customer Relationship Management (CRM) in Commercial markets through to battlefield intelligence and counter-terrorism in National Security markets.

Although the applications are diverse, the skills, technologies and methods that comprise our Information Intelligence proposition are common across most areas. This commonality provides us with a robust position in the market. On the one hand we are able to build a critical mass of skills in key areas whilst on the other, the breadth of sectors we cover ensures sufficient market opportunity and helps insulate us from sector-specific downturns.

Detica UK

Another very strong performance in the Government sector was supported by a return to robust organic growth in our Commercial business, which resulted from a sharper focus on the Telecoms and Financial Services sectors. This was enhanced further by the addition of Rubus, the integration of which was completed successfully in the previous year.

We continue to be successful in improving client and revenue diversity. Our top ten clients now account for 64% of revenues, compared to 68% in the last financial year and 74% the year before that. Looking to the future, we aim to continue the process of revenue diversification, both in terms of clients and the services we offer them.

Government markets

Our Government business maintained the strong performance of recent years as we continued to capitalise on increased public sector and national security spending. Total Government revenues grew by 39% to £46.0 million, accounting for 65% of group revenues for the year. National Security accounted for £38.3 million; an increase of 37% on the previous year. Within this, our Products business accounted for £9.1 million, an increase of 7% on last year, primarily due to customer-funded product development.

We were awarded a major framework contract during the year to develop IT systems to support the intelligence and investigations work of HM Customs & Excise (now merged with the Inland Revenue to form HM Revenue & Customs). The contract, which may be worth up to £20 million over its three year life is progressing well and we are optimistic that we will further increase revenues with this client in the coming financial year. This contract is the third major framework contract we currently have within the National Security market.

Another high profile engagement in the National Security market was in the defence sector, where we developed the business case for the MoD's Defence Information Infrastructure programme which seeks to implement a single IS solution for Defence by replacing numerous legacy systems. This multi-billion pound programme is one of the largest projects ever awarded in the European IT market and we are continuing to play a key role as client-side advisors.

Beyond the National Security market, our Public Sector business also had an excellent year. This business unit, which covers civil central government departments and criminal justice organisations increased revenues by 46% to £7.7 million.

In central government, our ongoing relationships with the Home Office and the Department of Trade and Industry (DTI) are progressing well. We continue to support the Home Office in a major programme of

work focusing on border security and have recently signed a framework contract with the DTI enabling provision of a broad range of programme management, technical consulting and systems implementation services to the department.

We have also won two exciting engagements in new areas of HM Revenue & Customs one of which, awarded just after the year-end, appointed us as a client-side integration advisor to the new Lorry Road User Charge programme.

Beyond central government, we signed a preferred supplier agreement with Royal Mail Group, our first business with this client. We are also continuing to develop our relationships with other clients such as Network Rail and Westminster City Council.

Commercial markets

Our Commercial business continued its recovery, posting mainly organic revenue growth of 23% to £25.0 million. Our Financial Services business continued its rapid progress, achieving revenue growth of 74% to £10.3 million. Although we expect this rate of growth to moderate going forward as the business becomes larger, we remain optimistic about its future prospects.

We began working with a number of new Financial Services clients during the year, particularly in the insurance sector, which now represents an increasing proportion of the business unit and we are delighted to have signed Cooperative Financial Services and esure as new clients. In the retail banking sector, our established relationships with Nationwide Building Society and Barclays continue to develop well.

Unsurprisingly, compliance remains an investment priority across the financial services industry, particularly in areas such Basel II and anti-money laundering. However, clients are also taking an increasing interest in basic operational problems such as improving customer and product data quality and establishing data governance regimes. Data improvement programmes of this type are not only used to support compliance initiatives but are also being used to drive improvements in marketing and customer service. Our Information Intelligence proposition is ideally suited to solving multi-dimensional problems of this type.

Encouragingly, our Telecoms business has returned to robust growth, increasing revenues by 25% to £7.6 million. This has been accompanied by a diversification of the Telecoms client base, where we now have engagements with the majority of the UK's major fixed, mobile and broadcast network operators. During the year we signed Cable & Wireless as a new client and strengthened significantly our relationships with Vodafone and Ntl Broadcast in particular.

Telecoms clients are focusing investment in specific areas which are highly suited to our Information Intelligence proposition. Initiatives such as revenue assurance (ensuring customers are accurately and fully charged for the services they use) are key and rely on improved business intelligence and management information reporting systems. Furthermore, with full market penetration now facing fixed, mobile and broadcast operators, there is intense focus on attracting and retaining the most profitable customers and identifying the most profitable products and services to offer them. We have been very successful in helping clients meet their objectives in these areas.

The performance of our Corporate Accounts business unit was, as expected, weaker, with revenues declining by 14% to £7.1 million due in large part to the reduction in Centrica's IT spend. Although we continue to develop additional good relationships with the likes of AstraZeneca and Pitney Bowes (via the Extraprise acquisition detailed below), we intend to focus our Commercial growth on the Financial Services and Telecoms sectors going forward.

Detica US

We have been working with clients in the US National Security community for several years. This year, our revenues derived from the US amounted to £4.7 million, an increase of 57% on the previous year. Notably, we were awarded two contracts together valued in excess of £2 million in the closing stages of the year. To date, we have serviced this client base from our offices in the UK and we have now concluded that this is inadequate if we are to capture the growth potential from this market.

To this end, we created a US subsidiary, Detica Inc, in May 2004 and opened an office in the Washington DC area during August 2004. We have recently recruited our US Managing Director, Dean Bakeris, to run Detica Inc. Dean joins us from Raytheon where he was Director, Business Development, Strategic Growth Initiatives. He has an impressive track record of working in the US National Security community where he has gained an extensive knowledge of Detica's existing and prospective US client base.

We are also well advanced with obtaining the requisite approvals from the US Government which will allow us to carry out national security work from this subsidiary and we expect this process to conclude in the next few months. In addition, we are in the process of negotiating the first contract between Detica Inc and the US Government and this will commence simultaneously.

Detica Inc will operate with its own board of directors. As Group CEO, Tom Black will be a member of this board and, in addition to Dean, we have selected three others who will operate in a non-executive capacity. These individuals have been selected for their deep knowledge and experience of the US national security community in which they held very senior posts with different agencies until their recent retirements from Government service. Their appointments are subject to approval by the US Government and they will formally join once these have been obtained.

We are encouraged by the calibre of the team we have assembled, and the reception that our technology and services have received there to date, and we remain optimistic about the opportunities in the US National Security market.

StreamShield Networks

We launched StreamShield Networks, our internet content security business, in September 2004. StreamShield's technology protects businesses and consumers from internet content related threats such as viruses, worms, spam, phishing, spyware and other inappropriate content. It does this by filtering unwanted or dangerous content from email and real-time internet communications (e.g. web browsing, instant messaging) within the internet itself, before traffic is delivered to the end-customer. StreamShield's primary target customer base is the global fixed and mobile operators and Internet Service Provider (ISP) community, who will use StreamShield's products to sell a clean internet service to their own customers.

The company's flagship product, the Content Security Gateway (CSG), is the only carrier-class networking hardware available in the world today which can achieve the performance required in large scale public networks whilst providing full customisation of the clean internet service for each subscriber. It was first demonstrated publicly in April 2005 at the Information Security exhibition in London. The CSG is in final stages of product testing and we anticipate that it will commence customer trials imminently.

StreamShield has generated intense interest within the network operator and ISP community and we are now engaged in detailed dialogue with a large number of network operators and service providers. In particular, we have signed an agreement with BT to work together to investigate a security proposition for the service provider marketplace.

We have also had positive discussions with a number of global telecoms equipment companies with a view to them acting as a channel for StreamShield technology globally and we are actively working on end-user customer opportunities with such companies.

We also have a number of business customers using the Protector managed service, which we launched in October 2004 to test our market proposition and gain feedback from real users of the service. Since launch, Protector has convinced us that there is significant demand for network-based protection and that the commercial proposition, covering both web and email traffic in a single package, is highly attractive.

Our investment in StreamShield during the last financial year was £2.6 million which was broadly in line with plan. As we have now completed the main elements of the development of the CSG and are transitioning to investment in sales and marketing, the Board is increasingly optimistic about the prospects for the StreamShield business. On this basis, and depending on continued positive progress, we plan to invest a further net £3.0 million in StreamShield in the current financial year mainly in the areas of product development and sales and marketing.

Acquisition of Extraprise UK

We acquired the assets of Extraprise UK just after the end of the financial year for £0.2 million in cash. Extraprise UK was a consultancy and system integrator focused on the CRM market, with a strong track-record in the implementation of call centre and marketing analytics systems. The rationale for this acquisition was mainly the strength of the staff base and we now have an additional 35 highly capable staff within the Detica group who complement our existing skills base by:

- Adding a number of business intelligence and analytical CRM experts to our existing strength in this area;
- Adding an established change management practice, which will allow us to offer enhanced business strategy and organisational change services; and
- Providing additional skills in operational CRM packages such as Siebel which are heavily used across our client base and to which many of our solutions must interface.

The Extraprise UK team has already been fully integrated within our Commercial business and we are delighted that we have been able to close more than £1.0 million of sales from their client base since completing the deal in early April.

New investments

Technology Innovations Group

This year we have continued with our internal research investment to further develop our know-how and propositions in the Information Intelligence sector. This is now carried out within our Technology Innovations Group (TIG). The TIG's objective is to develop unique intellectual property which differentiates our Information Intelligence offering from our competitors.

The TIG works alongside our project teams to identify repeatable client needs, to cross-pollinate ideas across our Government and Commercial business units and to develop reusable methods and software tools. Examples of the TIG's work to-date include the development of toolkits for the identification of insurance fraud and methods and tools for the analysis of call-centre operational efficiency.

This year we have also established a specialist data analysis facility called "Datalab" as part of the TIG. Datalab is used to analyse sample data provided by clients in order to test the viability of new analysis

approaches and to undertake the trial phases of intelligence projects. During the past year, this facility has proved to be a highly effective means of demonstrating our capabilities and building on early stage client relationships.

London office

Earlier this month, after a substantial refurbishment programme, we moved our London office to new premises at Arundel Street WC2. These new offices have more than doubled our capacity for London-based fee-earning staff as well as providing state of the art meeting room and client demonstration facilities.

PEOPLE

Detica is primarily a people business and we would like to thank all of our staff for their part in delivering this excellent set of financial results. We would also like to extend a warm welcome to all of our recent recruits and, in particular, the 35 individuals who joined us as part of the Extraprise acquisition just after the year end.

Detica has an outstanding ten-year record of growth and an important aspect of the business has been and remains managing this growth. During the year we took steps to further strengthen the management team throughout the Group. In particular, Colin Evans was promoted to Managing Director of Detica UK and Dean Bakeris and Simon Gawne were appointed as Managing Directors of the new US and StreamShield businesses respectively. We also continue to recruit high quality individuals with a broad range of experience below this level to ensure a high calibre pool of candidates for internal promotion.

The average number of staff employed by the Group rose by 33% over last year to 541. We ended the financial year with 582 staff and at the time of writing, after the addition of 35 staff from the Extraprise UK acquisition, staff numbers are in excess of 650. As typically happens during improved market conditions, staff turnover increased during the year reflecting a strong recovery in the recruitment market. We have put several initiatives in place to address this including enhanced staff communications, the extension of our equity incentive programmes, improved recruitment processes and induction training as well as formalising our regular succession planning activities.

Despite this renewed competition for people, we remain able to attract and retain highly capable consultants both at graduate and experienced levels, and the depth and quality of our recruitment pipeline confirms that we continue to have one of the UK's most attractive employment propositions.

Senior recruitment focus has, as usual, been on strengthening account management functions. We hired 12 new account managers during the year, mostly from the large consulting houses. We also made a number of key support staff hires during the year to build the infrastructure required for further growth.

Turning to the Group's strategic advisors, Sir Stephen Lander stepped down as an advisor to the Group during the year, to take up his new role as Chairman of the newly-created Serious Organised Crime Agency. He remains a Non-Executive Director of StreamShield Networks. We are delighted to welcome Nick Baker, formerly Deputy Chief Investigations Officer of HM Customs & Excise and Andrew Pinder, formerly e-Envoy to the UK Government, as new strategic advisors during the year.

STRATEGY

The overall Group strategy remains unchanged. Our priority is to continue to grow our core UK business where our focus on "Information Intelligence" and growing our pool of intellectual property enables us to stay at the high end of the IT consultancy value chain. In addition, we intend to build a robust and profitable business in the US replicating the success we have achieved in the UK National Security

market and aim to bring our strategic investment in StreamShield Networks to fruition. We also remain vigilant for appropriate high quality acquisition opportunities.

OUTLOOK

We are delighted with the performance of the Group over the past year. The return to growth of our Commercial business has been particularly encouraging, whilst our Government business has continued its excellent progress. It is from this position of strength in our core business that we have been able to invest £2.6 million in StreamShield Networks and £0.5 million in establishing our US operations. Both of these major investments hold great promise for the future and investment will continue in the current financial year.

Based on these strategic opportunities and a good start to the current financial year within our core business, we are confident in our ability to deliver significant growth. The outlook for Detica remains good.

FINANCIAL REVIEW

Headlines

Detica has achieved another year of excellent growth with revenue up 33% to £71.0 million. Group profit before tax* rose by 29% to £12.5 million before expensing our investments of £2.6 million in StreamShield and £0.5 million in establishing our US operations. After expensing these items, Group profit before tax* grew by 2% to £9.4 million. Adjusted** diluted earnings per share increased modestly by 3% to 30.2 pence.

Revenue

The Group's revenue for the year was derived almost entirely from the core business: revenues from StreamShield Protector were, as expected, negligible in the year under review and as noted above, Detica Inc has not yet started to generate revenues in its own right. We are delighted however to report that revenues out of the UK business delivered to US clients have grown by 57% to £4.7 million.

Turning to vertical market split, revenue in the Government business units grew strongly at 39% while the Commercial business units' growth was a healthy 23%. Although this year had a full 12 months of revenues from Rubus (2004: 8 months), the majority of revenue growth was organic. The revenues by vertical market were as follows:

	2005 £'m	2004 £'m	Growth
National Security	**38.3**	27.9	37%
Public Sector	**7.7**	5.3	46%
Total Government	**46.0**	33.2	39%
Financial Services	**10.3**	5.9	74%
Telecoms	**7.6**	6.1	25%
Corporate Accounts	**7.1**	8.3	(14%)
Total Commercial	**25.0**	20.3	23%
Total revenues	**71.0**	53.5	33%

Fees earned by Detica staff represented 82% of our revenues (2004: 85%). The balance of our revenues is derived from the use of specialist subcontractors and the sale of our specialist communications products. Over the last 12-18 months we have been building our capacity in the project management and development subcontract market to allow us to manage demand peaks and short-term skills shortages. Revenues in this area increased by 82% to £5.5 million.

Overall the day rates achieved in our UK core business were consistent with the prior year which has been the case for several years now and total company utilisation was also comparable to last year. Nonetheless, revenues per head in the UK business increased by 4% to £137,000 on the back of growth in subcontractor revenues.

The proportion of revenues derived from fixed-price contracts reduced from 47% last year to 31% this year driven by several large time-and-materials framework agreements in our Government businesses. As a result of our strong project and risk management processes, we remain comfortable with either fixed-price or time-and-materials assignments.

Profits

The table below highlights the effect of the investments in StreamShield Networks ("SSN") and the US business on profits* in the current financial year.

	Year ended 31 March 2005			Year ended 31 March 2004		
	Core	**SSN**	**Group**	Core	SSN	Group
	£'m	**£'m**	**£'m**	£'m	£'m	£'m
Revenue	**71.0**	**-**	**71.0**	53.5	-	53.5
UK costs*	**(59.2)**	**(2.6)**	**(61.8)**	(44.2)	(0.5)	(44.7)
US start-up costs	**(0.5)**	**-**	**(0.5)**	-	-	-
Operating profit*	**11.3**	**(2.6)**	**8.7**	9.3	(0.5)	8.8
Profit before tax*	**12.1**	**(2.6)**	**9.4**	9.7	(0.5)	9.2
Operating margin*						
-including US start-up costs	**16.0%**	**-**	**12.3%**	17.3%	-	16.4%
-excluding US start-up costs	**16.7%**	**-**	**13.0%**	17.3%	-	16.4%

Operating margin* for the Group was 12.3% reflecting the investment in StreamShield and the US business (2004: 16.4%). Excluding these two major investments, the core UK operating margin remained strong at 16.7% (2004: 17.3%).

Half-year performance

The Group's half year performance showed typical seasonality with the second half stronger than the first. 46% of revenue was generated in the first half (2004: 42%) and 54% in the second half (2004: 58%). Second half revenue grew 23% year on year and 18% over the first half of the year.

Operating margin* in the core UK business followed a similar trend with the H1:H2 performance being 14.8%:18.3% as a result of traditionally stronger utilisation in the second half reflecting the predominantly first half holiday season.

Taxation

The Group has once again benefited from a tax credit relating to a statutory deduction equivalent to the profit made by employees on the exercise of share options. This credit amounted to £0.9 million (2004: £1.7 million) and was the principal driver in the Group's effective tax rate of 22.2% (2004: 13.2%). As we reported last year, the credit was unusually large in 2004 due to the high number of pre-IPO options that became exercisable 12 months post-float. Because of its size it was classified as exceptional last year and has been treated similarly this year to aid comparison.

The value of this tax credit in future years depends on the number of options exercised by our employees, the average exercise price and Detica's share price at the time of exercise. In the financial year ending 31 March 2006 a maximum of 375,000 options become exercisable at an average exercise price of 217 pence.

In respect of the tax losses acquired with Rubus in 2003, there continues to be uncertainty as to the timescale of the utilisation of the brought forward loss of £12.0 million. We have therefore adopted a prudent position and have not recognised the potential deferred tax asset of £4.0 million. In the year under review we have recognised a benefit to our current tax charge relating to brought forward losses of £0.3 million.

The Group undertakes a significant amount of advanced research and development activity funded by clients and is currently conducting an exercise to claim R&D tax credits for the three years ended 31 March 2005. These credits provide an uplift of 25% in deductible expenses giving an effective tax credit of 7.5% for every pound spent on qualifying R&D activities including those paid for by clients. This exercise is in its early stages and it is not yet possible to quantify the size of the benefit.

Earnings per share

Earnings per share** generated by the core UK business increased by 31% to 40.3 pence (2004: 30.8 pence). On an unadjusted basis, diluted earnings per share ("EPS") declined by 11% to 31.3 pence per share reflecting the Group's investment in StreamShield as well as the reduced level of exceptional tax credit noted above. Adjusting in both years for the exceptional tax credit as well as the amortisation of goodwill, diluted EPS** becomes 30.2 pence (a growth of 3% on last year).

Other factors affecting EPS this year include:

- an additional 725,000 shares (previously held by the Employee Trust and therefore considered as cancelled under FRS 14) are being taken into the calculation as employees exercise options; and

- options subject to performance conditions that have not yet been satisfied (as is the case with all of our options issued post float which are contingent on strong EPS growth) are not counted in the calculation of potentially dilutive shares under FRS 14 (the effect of counting them would be to add 320,000 shares to the diluted number of shares in issue).

Dividends

The Board is recommending a final dividend of 4.2 pence per share, which, if approved by shareholders at the Annual General Meeting on 21 July 2005, will be paid on 29 July 2005 to shareholders on the register at 24 June 2005. The ex-dividend date will be 22 June 2005. With the interim dividend the total dividend for the year will be up 15% to 6.3 pence (2004: 5.5 pence) per share. This represents dividend cover of 4.8 times (2004: 5.3 times) based on diluted EPS adjusted for goodwill and the exceptional tax credit.

Cash and treasury

The Group has continued to generate good cash flow with high cash conversion ratios maintained. At the operating level, the cash inflow for the year of £8.5 million represents 97% of pre-goodwill operating profit (2004: 95%). Cash ended the year at £21.5 million up 21% on last year.

Capital expenditure increased substantially to £3.9 million (2004: £2.0 million) reflecting three major projects:

- StreamShield's investment in infrastructure and in test environments for its CSG development;
- a major upgrade of our IT and telephony infrastructure to support the high rates of growth in the business; and
- the initial tranche of expenditure to fit out our new London office.

In the coming financial year we anticipate that capital expenditure will grow at a much slower rate due to this initial high base.

UK accounting standards

Detica has adopted Urgent Issues Task Force Abstract 38 "Accounting for ESOP Trusts" ("UITF 38"), effective from 1 April 2004. This requires that the consideration paid by the Detica Group Employee Trust to acquire shares in Detica be deducted from shareholders' funds and that no profit or loss be recognised on transactions in the Company's own shares. Previously, Detica shares held by the Employee Trust were classified as a fixed asset investment and their carrying value was reviewed periodically for impairment.

Own shares held by the Employee Trust with a book value at 31 March 2004 of £1,326,000 have been reclassified as a prior year adjustment from fixed asset investments and accruals to the profit and loss reserve within shareholders' funds, resulting in a corresponding reduction in the Group's net assets. Comparative figures have been restated.

In addition, the Group has also adopted the revised UITF 17 "Employee Share Schemes" which requires that long term incentive plan awards ("LTIPs") satisfied by shares held by the Employee Trust be charged to the profit and loss account not at the cost of the shares to the Trust, but at the intrinsic value to employees (share price less exercise price) at the date of grant. This has had the effect of increasing the charge in the profit and loss account for LTIPs by approximately £155,000 for the year just ended. The impact on the prior year is insignificant.

International Financial Reporting Standards ("IFRS")

The Group is required to report its results in accordance with IFRS from 1 April 2005. We will therefore be reporting our interim results for the six months to 30 September 2005 and the accounts for the year ending 31 March 2006 under IFRS, together with the restated comparatives. The unaudited provisional reconciliations and notes at the end of this announcement set out the main differences between UK GAAP and IFRS as at, and for the comparative year ended, 31 March 2005. The reconciliations should be considered provisional given the uncertainty that currently exists regarding industry practice on capitalisation of development expenditure which has meant that the Group has not yet finalised its accounting policy in this area.

* *Before deducting goodwill amortisation of £653,000 (2004: £435,000)*

** *Before accounting for goodwill amortisation of £653,000 (2004: £435,000) and the exceptional tax credit of £905,000 (2004: £1,736,000)*

GROUP PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2005

	Notes	2005 £'000	2004 £'000
Turnover		**71,027**	53,523
Net operating costs before amortisation of goodwill		**(62,311)**	(44,767)
Amortisation of goodwill		**(653)**	(435)
Net operating costs	4	**(62,964)**	(45,202)
Operating profit		**8,063**	8,321
Bank interest receivable		**718**	455
Interest payable on bank loans and overdrafts		**-**	(1)
Profit on ordinary activities before taxation		**8,781**	8,775
Tax on profit on ordinary activities		**(2,863)**	(2,894)
Exceptional tax credit on employee exercise of share options		**905**	1,736
Taxation	5	**(1,958)**	(1,158)
Profit on ordinary activities after taxation		**6,823**	7,617
Equity minority interest		**48**	-
Profit for the year		**6,871**	7,617
Equity dividends	6	**(1,359)**	(1,207)
Profit retained for the financial year	11	**5,512**	6,410
Earnings per share	7		
Basic		**32.1p**	36.8p
Diluted		**31.3p**	35.3p
Adjusted for the impact of goodwill amortisation:			
Basic		**35.2p**	39.0p
Diluted		**34.3p**	37.3p
Adjusted for the impact of goodwill amortisation and the exceptional tax credit on employee share option exercise:			
Basic		**30.9p**	30.6p
Diluted		**30.2p**	29.3p

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains or losses other than the profit attributable to the shareholders of the Group of £6,871,000 in the year ended 31 March 2005 (2004: £7,617,000). The implementation of UITF 38, as described in Note 3, has led to a reduction in reported reserves at 1 April 2004 of £1,326,000.

GROUP BALANCE SHEET
at 31 March 2005

	Notes	2005 £'000	Restated (note 3) 2004 £'000
Fixed assets			
Intangible assets		**2,176**	2,829
Tangible assets		**5,739**	3,676
		7,915	6,505
Current assets			
Stocks	8	**920**	1,125
Debtors	9	**20,079**	14,853
Cash at bank and in hand		**21,501**	17,740
		42,500	33,718
Creditors: amounts falling due within one year	10	**17,283**	13,379
Net current assets		**25,217**	20,339
Total assets less current liabilities		**33,132**	26,844
Capital and reserves			
Called up share capital		**447**	447
Share premium		**17,196**	17,196
Capital redemption reserve		**747**	747
Profit and loss reserve		**14,750**	8,454
Equity shareholders' funds	11	**33,140**	26,844
Equity minority interest		**(8)**	-
Total capital employed		**33,132**	26,844

GROUP CASH FLOW STATEMENT

for the year ended 31 March 2005

	Notes	2005 £'000	Restated (note 3) 2004 £'000
Cash inflow from operating activities	12 (a)	**8,492**	8,349
Returns on investments and servicing of finance			
Interest received		**692**	455
Interest paid		-	(1)
Net cash inflow from returns on investments and servicing of finance		**692**	454
Taxation			
Corporation tax paid		**(869)**	(2,521)
Capital expenditure			
Payments to acquire tangible fixed assets		**(3,907)**	(2,038)
Acquisitions			
Purchase of subsidiary undertaking		-	(2,855)
Net cash acquired with subsidiary undertaking		-	119
		-	(2,736)
Equity dividends paid		**(1,242)**	(999)
Net cash inflow before financing		**3,166**	509
Financing			
Payments to acquire own shares		-	(374)
Proceeds from disposal of own shares		**555**	1,013
Proceeds from issue of shares in subsidiary to minority interest		**40**	-
Net cash inflow from financing		**595**	639
Increase in cash	12 (b)	**3,761**	1,148

NOTES TO THE FINANCIAL STATEMENTS
at 31 March 2005

1. The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 March 2005 or 2004. The results for the years ended 31 March 2005 and 2004 are extracted from the audited accounts of Detica Group plc on which the auditors have issued an unqualified opinion which did not contain a statement under s237(2) or (3) Companies Act 1985. The financial information for the year ended 31 March 2005 has been prepared on a consistent basis with the annual accounts for the year ended 31 March 2004 except as stated in Note 3 below.

2. The audited accounts for the year ended 31 March 2004 have been delivered to the Registrar of Companies. The Annual Report for the year ended 31 March 2005 will be mailed to shareholders in June 2005 and will be delivered to the Registrar of Companies following the Annual General Meeting which will be held at 2.00pm on Thursday 21 July 2005 at 6th Floor, 2 Arundel Street, London, WC2R 3AZ. Copies will be available to the public from the Company's registered office at Surrey Research Park, Guildford, Surrey GU2 7YP.

3. The Group has adopted Urgent Issues Task Force Abstract 38 "Accounting for ESOP Trusts" ("UITF 38"), effective from 1 April 2004. UTIF 38 requires that the consideration paid by employee share ownership plan ("ESOP") trusts to acquire Detica shares to be deducted from shareholders' funds and that no gains or loss should be recognised on the purchase, sale, issue or cancellation of Detica's own shares. Previously own shares held by the Employee Trust were classified as a fixed asset investment and their carrying value was reviewed periodically for impairment and any impairment losses were recorded in the profit and loss account.

   Own shares held by the Employee Trust with a book value at 31 March 2004 of £1,326,000 have been reclassified from fixed asset investments to shareholders' funds, resulting in a corresponding reduction in the Group's net assets, as reported above. Comparative figures in the balance sheets, cash flow and related notes have been restated.

4. **Net operating costs**

	2005 **£'000**	2004 £'000
Project costs	**11,004**	7,149
Staff costs	**36,939**	27,150
Depreciation of owned fixed assets	**1,743**	1,441
Amortisation of goodwill	**653**	435
Other operating charges	**10,835**	7,350
Operating lease rentals		
- Plant and machinery	**324**	314
- Other	**1,285**	1,260
Auditors' remuneration		
- audit services	**61**	47
- non audit services	**120**	56
	62,964	45,202

5. **Tax on profit on ordinary activities**

	2005 **£'000**	2004 £'000
UK corporation tax		
Current tax on income of this year	**1,894**	1,148
Adjustments in respect of prior years	**22**	38
	1,916	1,186
Deferred tax		
Deferred tax on income of this year	**62**	(3)
Adjustments in respect of prior years	**(20)**	(25)
	42	(28)
	1,958	1,158

NOTES TO THE FINANCIAL STATEMENTS
at 31 March 2005

5. Tax on profit on ordinary activities (continued)

The principal factors affecting the tax charge for the year are described below:

	2005 £'000	2004 £'000
Group profit on ordinary activities before taxation	**8,781**	8,775
Tax on Group profit on ordinary activities before taxation at 30% (2004: 30%)	**2,634**	2,633
Tax effects of:		
- Expenses not deductible for tax purposes	**145**	153
- Brought forward tax losses	**(258)**	-
- US start up losses	**176**	-
- Accounting depreciation (lower than) / in excess of tax depreciation	**(95)**	32
- Other timing differences	**(100)**	(65)
- Adjustments in respect of prior years	**22**	38
- Goodwill amortisation	**196**	131
- Other differences	**101**	-
Exceptional tax credit relating to exercise of share options	**(905)**	(1,736)
Total current tax charge	**1,916**	1,186

6. Dividends

	2005 £'000	2004 £'000
Ordinary shares		
Interim paid (2.1p (2004: 1.8p) per ordinary share)	**450**	415
Final proposed (4.2p (2004: 3.7p) per ordinary share)	**909**	792
Equity dividends (6.3p (2004: 5.5p) per ordinary share)	**1,359**	1,207

7. Earnings per share

The calculation of earnings per share is based on the following data:

Number of shares	2005 Number '000	2004 Number '000
Weighted average number of shares in issue	**22,353**	22,353
Weighted average number of shares held by the Employee Trust	**(956)**	(1,681)
Basic weighted average shares in issue	**21,397**	20,672
Dilutive effect of share options	**526**	894
Diluted weighted average shares in issue	**21,923**	21,566

	2005 £'000	2004 £'000
Earnings		
Profit retained for the year	**5,512**	6,410
Dividend on ordinary shares	**1,359**	1,207
Earnings used in basic and diluted earnings per share	**6,871**	7,617
Adjusted earnings		
Earnings used in basic earnings per share	**6,871**	7,617
– add back amortisation of goodwill	**653**	435
Subtotal	**7,524**	8,052
– deduct exceptional tax credit	**(905)**	(1,736)
Adjusted earnings used in basic and diluted earnings per share	**6,619**	6,316

8. Stocks

	2005 £'000	2004 £'000
Work in progress	**920**	1,125

9. Debtors

	2005 £'000	2004 £'000
Trade debtors	**15,198**	10,440
Other debtors	**318**	270
Amounts recoverable on contracts	**3,454**	2,999
Current corporation tax	**-**	229
Deferred tax asset	**65**	107
Prepayments and accrued income	**1,044**	808
	20,079	14,853

10. Creditors: amounts falling due within one year

	2005 £'000	2004 £'000
Payments received on account	**2,515**	2,991
Deferred income	**595**	218
Trade creditors	**3,572**	1,862
Current corporation tax	**818**	–
Dividends payable	**909**	792
Social security and other taxes	**3,849**	3,421
Accruals	**5,025**	4,095
	17,283	13,379

11. Reconciliation of shareholders' funds and movements on reserves

	Share capital £'000	Share premium £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Total shareholders' funds £'000
At 31 March 2003	447	17,196	747	3,291	21,681
Prior year adjustment (note 3)	-	-	-	(1,965)	(1,965)
At 1 April 2003	447	17,196	747	1,326	19,716
Profit for the year	-	-	-	7,617	7,617
Dividends	-	-	-	(1,207)	(1,207)
Reversal of LTIP charge included within profit for the year	-	-	-	79	79
Net proceeds from disposal of own shares	-	-	-	639	639
At 31 March 2004*	447	17,196	747	8,454	26,844
Profit for the year	-	-	-	6,871	6,871
Dividends	-	-	-	(1,359)	(1,359)
Reversal of LTIP charge included within profit for the year	-	-	-	229	229
Proceeds from disposal of own shares	-	-	-	555	555
At 31 March 2005	447	17,196	747	14,750	33,140

* Total shareholders' funds as previously stated were £28,170,000 before the prior year adjustment of £1,326,000 described in Note 3.

12. Notes to the Group cash flow statement

a) Reconciliation of operating profit to net cash inflow from operating activities	**2005 £'000**	2004 £'000
Operating profit	**8,063**	8
Amortisation of goodwill	**653**	435
Depreciation of tangible fixed assets	**1,743**	1,441
LTIP charge	**229**	79
Loss on disposal of tangible fixed assets	**101**	–
Decrease in stocks	**204**	67
Increase in debtors and prepayments	**(5,470)**	(3,685)
Increase in creditors and accruals	**2,969**	1
Net cash inflow from operating activities	**8,492**	

b) Analysis of net funds	At 1 April 2004 £'000	Increase in cash £'000	At 31 March 2005 £'000
Cash	17,740	**3,761**	21,501

IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (UNAUDITED)

This information has not been subject to audit

In line with all other listed companies in the European Union, the Group is required to report its results in accordance with International Financial Reporting Standards adopted for use in the European Union ("IFRS") with effect from the start of its new financial year commencing 1 April 2005. Detica will therefore be reporting its interim results for the six months to 30 September 2005 and its full year accounts for the year ending 31 March 2006 under IFRS, together with the restated comparatives.

The unaudited provisional reconciliation and notes set out below identify the main differences between UK GAAP and IFRS as at, and for the IFRS comparative year ended, 31 March 2005. The reconciliations should be considered provisional given the uncertainty that currently exists regarding industry practice on the capitalisation of development expenditure (see note 5 below) which has meant that Detica has not yet finalised its accounting policy in this area.

These unaudited provisional reconciliations have been prepared on the basis of all IFRSs issued as at the date of this report which are expected to be effective as at the time of the reporting of the interim and full year financial statements for the year ended 31 March 2006. However, the IFRSs are the subject of ongoing review and endorsement by the European Commission and therefore may be subject to change.

Provisional reconciliation of the consolidated profit and loss account from UK GAAP to IFRS for the year ended 31 March 2005

	UK GAAP £'000	IFRS adjustments £'000	IFRS adjustments Notes	IFRS £'000
Turnover	71,027	(817)	1	70,210
Net operating costs	(62,964)	817	1	(61,879)
		(319)	2	
		(66)	3	
		653	4	
		-	5	
Operating profit	8,063	268		8,331
Interest receivable	718	-		718
Profit on ordinary activities before taxation	8,781	268		9,049
Taxation	(1,958)	(74)	6	(2,032)
Profit on ordinary activities after taxation	6,823	194		7,017
Equity minority interest	48	-		48
Profit for the year	6,871	194		7,065
Equity dividends	(1,359)	116	7	(1,243)
Profit retained for the financial year	5,512	310		5,822
Earnings per share				
Basic	32.1p	0.9p		33.0p
Diluted	31.3p	0.9p		32.2p

Provisional reconciliation of the consolidated balance sheet from UK GAAP to IFRS at 31 March 2005

	UK GAAP £'000	IFRS adjustments £'000	IFRS adjustments Notes	IFRS £'000
Fixed assets				
Intangible assets	2,176	653	4	2,571
		-	5	
		(258)	6	
Tangible assets	5,739	-		5,739
	7,915	395		8,310
Current assets				
Stocks	920	-		920
Debtors	20,079	751	6	20,830
Cash at bank and in hand	21,501	-		21,501
	42,500	751		43,251
Creditors: amounts falling due within one year	17,283	598	3	16,972
		(909)	7	
Net current assets	25,217	1,062		26,279
Total assets less current liabilities	33,132	1,457		34,589
Capital and reserves				
Called up share capital	447	-		447
Share premium	17,196	-		17,196
Capital redemption reserve	747	-		747
Profit and loss reserve	14,750	1,457		16,207
Equity shareholders' funds	33,140	1,457		34,597
Equity minority interest	(8)	-		(8)
Total capital employed	33,132	1,457		34,589

Transitional arrangements upon first time adoption of IFRS (IFRS 1)

In preparing these provisional reconciliations, the Group has utilised two exemptions available on first time adoption of IFRS, namely:

- The Group has elected not to apply retrospectively the provisions of IFRS 3, Business Combinations, to acquisitions that occurred prior to the Group's transition date of 1 April 2004 (namely the acquisition of Rubus in August 2003); and
- The Group has elected not to apply the provisions of IFRS 2, Share Based Payments, to share options granted on or before 7 November 2002.

Explanatory notes to the provisional IFRS adjustments

1. Revenue (IAS 18) - travel and subsistence costs amounting to £817,000 that were recharged directly to clients during the year are no longer recognised as either revenue or cost under IFRS.

2. Share Based Payments (IFRS 2 and IAS 19)

   Options - A charge of £319,000 has been made in the IFRS income statement to spread the fair value of share options issued since November 2002 and still outstanding at 1 April 2004 and those issued in the year to 31 March 2005 over the three and four year service obligations of those options.

   LTIPs - LTIPs have been valued on the basis of a Black-Scholes model using the above inputs. There is no material difference in the treatment of LTIPs under IFRS and a charge of £229,000 has been made under both UK GAAP and IFRS.

3. Holiday accruals (IAS 19) - accruing for holiday pay was not required under UK GAAP but is required under IFRS and a charge of £66,000 is made under IFRS relating to the movement in holidays that have accrued to Detica staff but have not yet been taken between 2005 and 2004.

4. Goodwill (IAS 36) - under IFRS, goodwill has an indefinite life and is only written down when an annual impairment test suggests that the carrying value is overstated. The Rubus goodwill amortisation charge of £653,000 under UK GAAP is reversed under IFRS following an annual impairment review of the Rubus goodwill.

5. Research and development (IAS 38)

   Under IAS 38, the Group is required to capitalise and amortise the development element of R&D costs providing certain criteria (such as proof of technical and commercial feasibility) are met. Previously under UK GAAP all R&D expenditure has been expensed as incurred irrespective of the tests referred to above.

   Most R&D undertaken by the Group is funded by clients and therefore does not qualify for consideration. The notable exceptions in 2005 were StreamShield where we spent £1.9 million on development of Protector and the CSG products and our Technology Innovations and Competence Groups ("TIG") where the R&D expenditure amounted to £1.0 million. The Board has carefully considered the stage of development of the StreamShield products and the TIG developments and is currently of the opinion that neither set of expenditure would qualify for capitalisation under IFRS based on the stage of commercial feasibility reached.

   Nonetheless, this is a sensitive area for the software and IT services sector and, as yet, no normal industry practice under IFRS has been established. The Board will monitor how practice evolves before finalising its accounting policy in this area. Progress in this regard will be reported with the half year results to September 2005.

   No adjustment has been made for capitalisation or amortisation in the provisional IFRS reconciliations.

6. Taxation effect of IFRS adjustments (IAS 12) - under IAS 12 the following tax adjustments are required and result in a £74,000 net increase in the tax charge:

   - The current year tax impact of brought forward Rubus losses amounting to a credit of £258,000 in the UK GAAP tax charge is treated under IFRS as a reduction in Rubus goodwill;

   - A deferred tax asset is established for the holiday pay accrual; and

   - The temporary difference between the recognition of the IFRS 2 charge for share based payments and the Group's expected future tax deduction under UK tax legislation is established as a deferred tax asset under IFRS calculated by reference to the intrinsic value of all unvested share options at each balance sheet date (including those issued prior to November 2002 and not otherwise valued under the IFRS transitional arrangements). The resultant credit in the tax charge is restricted to the tax effect of the cumulative IFRS 2 charge with the difference credited directly to the IFRS profit and loss reserve.

7. Dividends (IAS 10) - dividends are not adjusting post-balance sheet events under IFRS and can only be accrued if they have been formally approved at the balance sheet date. This means that previously accrued dividends of £909,000 at 31 March 2005 (2004: £792,000) will be recognised in the year ended 31 March 2006 positively impacting the year's charge for dividends by £116,000.

Detica Group Plc - Analyst & Investor Day

Detica Group Plc
22 June 2005

Embargoed for 7.00am Wednesday 22 June 2005

Detica Group plc

Analyst and Investor Day

Detica Group plc ('Detica'), the specialist IT consultancy, will today host a presentation for equity analysts and major investors.

The briefing will provide background information on the Group and the markets in which it operates.

No material new information will be disclosed during the meeting.

Issued by

Edward Bridges/Cass Helstrip, Financial Dynamics tel: 020-7831-3113

investegate
a Financial Express and Incisive Media partnership

Detica Group Plc - Director/PDMR Shareholding

Detica Group Plc
05 July 2005

For immediate release:

5 July 2005

Detica Group plc

Directors' interests in shares

Detica Group plc, (London: DCA), ('the Company') announces the following change in directors' interests in shares.

The Company was notified yesterday that on the 1 July 2005, conditional awards of ordinary 2p shares in the Company were made by the Trustee of The Detica Group plc Long-Term Incentive Plan 2001 ('LTIP') to a number of senior employees including the following:

Name	Number of shares	Exercise price per share
Tom Black, Chief Executive	15,000	2p
Mandy Gradden, Group Finance Director	7,000	2p
Colin Evans, UK Managing Director	7,926	2p

The award is subject to the satisfaction of the following performance conditions for Mandy Gradden and Tom Black: Subject to continuing employment, the award will vest fully if the Group's compound earnings per share growth over the three years from grant exceeds inflation by an average of 15% per annum. If it exceeds inflation by an average of 10% per annum, the award will vest as to 50% of the maximum. If average earnings per share growth exceeds inflation by between 10% and 15% growth, then the award will vest proportionately. The award will not

vest at all if average earnings per share growth exceeds inflation by less than 10% per annum.

The award is subject to the satisfaction of the following performance conditions for Colin Evans: Subject to continued employment one third of the award will vest on the first, second and third anniversary of the award providing that The Group's earnings per share has exceeded the prior year by RPI plus 15%. If earnings per share has exceeded the prior year by 10 % plus RPI one sixth of the award will vest. If earnings per share exceeds RPI by between 10% and 15% the award will vest proportionally. One third of the award will lapse on the first, second and third anniversary of the award if earnings per share does not exceed RPI plus 10% when compared to the prior year.

Subject to the satisfaction of these following performance conditions the earliest exercise date for all of these awards is 1 July 2008 and they can be exercised between 3 and 10 years from the date of award.

Following this grant, Ms Gradden holds LTIP awards over 18,600 shares, Tom Black will hold a total of 40,000 and Colin Evans will hold a total of 57,926.

In respect of Dr Tom Black and Mandy Gradden, this notification relates to a transaction notified to the Company in accordance with DR 3.1.2R of the Disclosure Rules and section 324 (as extended by section 328) of the Companies Act 1985. In respect of Colin Evans, a person discharging managerial responsibilities, this notification relates to a transaction notified to the Company in accordance with DR 3.1.2R.

For further information, please contact:

Detica Group plc 01483 442 000

John Woolhead, Company Secretary

Financial Dynamics 020 7831 3113

Edward Bridges
Cass Helstrip

investegate
a Financial Express and Incisive Media partnership

Detica Group Plc - AGM Statement

Detica Group Plc
21 July 2005

Embargoed for release on Thursday 21 July 2005 at 7.00am

Detica Group plc

2005 ANNUAL GENERAL MEETING

Detica Group plc ('Detica' or 'the Group'), the IT consulting firm that specialises in the delivery of intelligence systems, holds its 2005 Annual General Meeting at its London offices at 2 Arundel Street, London, WC2R 3AZ at 2.00pm today.

During his opening address, Chris Conway, Chairman of Detica will make the following statement:

'The current financial year has started well. Our Government business in particular has begun the year strongly and we expect continued high growth levels in this sector in both the UK and US. We anticipate that the requisite approvals to allow the US Government to contract directly with Detica Inc will be forthcoming later in our first half and in the meantime our UK business is fulfilling US client demand. We also anticipate robust growth in the current financial year in our Commercial business where we have seen a particularly strong start from our Telecoms unit.

In June 2005 StreamShield Networks, our internet content security subsidiary, delivered, as planned, the first Content Security Gateway unit to a mid-sized internet service provider for trials and has since despatched a further unit for evaluation by a global telecoms equipment company. The Board remains optimistic about the prospects for this business and revenues are expected in the second half of the current financial year.

The outlook for our business is positive and we remain confident in our ability to deliver significant growth over the coming year.'

Contacts

Detica Group plc Tom Black, Chief Executive Mandy Gradden, Finance Director	01483 816 000
Financial Dynamics Edward Bridges Cass Helstrip	020 7831 3113

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Detica Group Plc - AGM Statement

Detica Group Plc
21 July 2005

Thursday 21 July 2005

Detica Group plc

2005 Annual General Meeting

Detica Group plc ('Detica' or 'the Group'), the IT consulting firm that specialises in the delivery of intelligence systems, held its 2005 Annual General Meeting at its London offices at 2 Arundel Street, London, WC2R 3AZ at 2.00pm today.

During his opening address, Chris Conway, Chairman of Detica made the following statement:

'The current financial year has started well. Our Government business in particular has begun the year strongly and we expect continued high growth levels in this sector in both the UK and US. We anticipate that the requisite approvals to allow the US Government to contract directly with Detica Inc will be forthcoming later in our first half and in the meantime our UK business is fulfilling US client demand. We also anticipate robust growth in the current financial year in our Commercial business where we have seen a particularly strong start from our Telecoms unit.

In June 2005 StreamShield Networks, our internet content security subsidiary, delivered, as planned, the first Content Security Gateway unit to a mid-sized internet service provider for trials and has since despatched a further unit for evaluation by a global telecoms equipment company. The Board remains optimistic about the prospects for this business and revenues are expected in the second half of the current financial year.

The outlook for our business is positive and we remain confident in our ability to deliver significant growth over the coming year.'

THE RESOLUTIONS

All of the resolutions tabled at the Detica Group plc 2005 AGM on Thursday 21 July 2005 were passed. The votes cast were:

Resolution		For	Against	Abstained
1	Annual Report and Accounts	15,279,802	0	0
2	Remuneration Report	14,983,145	121,831	174,826
3	To re-elect Tom Black	15,279,602	200	0
4	To approve the final dividend of 4.2p	15,279,802	0	0
5	To re-appoint the auditors	15,166,676	113,125	1
6	To review the general authority to allot shares pursuant to Section 80	15,279,602	200	0
7	To renew the authority to allot shares pursuant to Section 89	15,279,602	200	0

Contacts:

Detica Group plc 01483 816000
Tom Black, Chief Executive
Mandy Gradden, Finance Director

Financial Dynamics 020 7831 3113
Edward Bridges
Cass Helstrip

Detica Group Plc - Holding(s) in Company

Detica Group Plc
21 July 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company	2. Name of shareholder with a major interest
DETICA GROUP PLC	GOLDMAN SACHS GROUP INC
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
593,971 NON BENEFICIAL 768,474 BENEFICIAL	593971 GOLDMAN SACHS SECURITIES (NOMINEES) LTD 686282 GOLDMAN SACHS INTERNATIONAL

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)	7. Number of shares/ amount of stock disposed	8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT ADVISED	N/A	N/A	N/A

9. Class of security	10. Date of transaction	11. Date listed company informed
ORD 2p SHARES	15.07.05	20.07.05

12 Total holding following this notification	13 Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage) 86
1,362,445	6.09%
14 Any additional information	15 Name of contact and telephone number for queries
	JOHN WOOLLHEAD 07836 248 848

16 Name and signature of duly authorised officer of the listed company responsible for making this notification

____

Date of notification 21.07.05

Company no. 3328242

THE COMPANIES ACT 1985

and

THE COMPANIES ACT 1989

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY RESOLUTIONS AND SPECIAL RESOLUTION

of

DETICA GROUP PLC

Passed this 21st day of July 2005.

At an Annual General Meeting of Detica Group Plc held on 21 July 2005 at 2 Arundel Street, Arundel Great Court, London, WC2R 3AZ the following resolutions were proposed and passed as ORDINARY RESOLUTIONS and a SPECIAL RESOLUTION:-

ORDINARY RESOLUTIONS

1. AUTHORITY TO ALLOT SECURITIES

"THAT the authority conferred on the directors by paragraph 9 of the Company's Articles of Association be renewed for the period ending on the date of the Annual General Meeting in 2006 and for such period the section 80 amount shall be £149,018."

SPECIAL RESOLUTION

3. APPLICATION OF PRE- EMPTION RIGHTS

"THAT, conditional upon the passing of the above Resolution , the power conferred on the directors by paragraph 9.3 of Article 9 of the Company's Articles of Association be renewed for the period referred to in the Resolution above and for such period the Section 89 amount shall be £22,352."

....

Company Secretary

05-FIV100D118

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Detica Group Plc - Holding(s) in Company

Detica Group Plc
25 July 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company	2. Name of shareholder with a major interest
DETICA GROUP PLC	GOLDMAN SACHS GROUP INC
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
593,971 Non Beneficial 669,564 Beneficial	593971 GOLDMAN SACHS SECURITIES (NOMINEES) LTD 669,564 GOLDMAN SACHS INTERNATIONAL

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)	7. Number of shares/ amount of stock disposed	8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

RECEIVED
2006 AUG 16 P 4:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Not advised	N/A	N/A	N/A

9. Class of security	10. Date of transaction	11. Date listed company informed
Ord 2p shares	18.07.05	22.07.05

12 Total holding following this notification	13 Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage) 86
1,263,535	5.65%

14 Any additional information	15 Name of contact and telephone number for queries
	John Woollhead 01483 816900

16 Name and signature of duly authorised officer of the listed company responsible for making this notification

John Woollhead

Company Secretary________________________________

Date of notification 25.07.05

This information is provided by RNS
The company news service from the London Stock Exchange

investegate
a Financial Express and Incisive Media partnership

Detica Group Plc - US Approval & Appointments

Detica Group Plc
29 September 2005

29 September 2005

Detica awarded US National Security approvals

Senior non-executive appointments made to board of US subsidiary

Detica Group plc ('Detica' or 'the Group'), the specialist IT consultancy, today announces that its US subsidiary, Detica Inc, has been granted the US Government approvals necessary for it to contract directly with US National Security agencies.

The Group also announces the appointment of three non-executive directors to the Board of Detica Inc. General John A Gordon (USAF, Ret), Ms Barbara A McNamara and Mr Edward L Allen have between them held very senior advisory and operational roles within the White House, the Central Intelligence Agency (CIA), the National Security Agency (NSA) and the Federal Bureau of Investigation (FBI).

(See page 2 of this release for biographies.)

The Group already has a good track record in the US National Security market, serviced to-date by its UK business. In 2004, the Group's Board concluded that a US-based operation was required in order to fully capture the opportunities in this market which is conservatively estimated to be ten times larger than its UK equivalent.

Detica Inc's management team, led by Managing Director Dean Bakeris, has to-date been focusing on marketing initiatives into US National Security agencies and on securing the requisite approvals announced today. Detica Inc's first contract with the US Government was signed on receipt of the approvals.

Commenting on these developments, Dr Tom Black, Chief Executive of Detica Group plc, said today:

'This is an important development for us. With over 50% of Group revenues being generated from the National Security market, this is a segment in which we have a strong reputation and significant expertise.

'We have taken a conservative, low risk approach to our entry into the US National Security market and have been using our resources to-date to build awareness and a business pipeline ahead of these approvals. Our meetings with various US agencies have been very encouraging.

'We are also delighted to be able to announce the appointment of three exceptional individuals to our US Board, who between them have held very senior advisory and operational roles within the White House, Central Intelligence Agency, National Security Agency and Federal Bureau of Investigation. We have serious ambitions in the US National Security market and now have a Board that can help us realise those ambitions in the short, medium and long term.'

General John A Gordon (USAF, ret)

General Gordon, Chairman of the Board, served until 2004 in the White House as President Bush's Homeland Security Advisor and previously as the Deputy National Security Advisor for Counter Terrorism and the National Director for Counter Terrorism. As an Air Force four-star general, and prior to joining the White House team, he was the Deputy Director of Central Intelligence, with leadership responsibilities across the entire US intelligence community.

Ms Barbara A McNamara

Until 2000, Ms McNamara held the position of NSA Deputy Director and subsequently became the first woman to assume the assignment of Special United States Liaison Office (London, UK). Here, she was responsible to the Director of the NSA for representing the Director of Central Intelligence (DCI) and the NSA in their relationships with United Kingdom authorities. Ms McNamara retired

from the NSA in 2003.

Mr Edward L Allen

Until his retirement, Mr Allen was the FBI's Deputy Assistant Director for Investigative Technologies. He provided policy and procedural guidance on electronic surveillance, physical surveillance and other investigative technology issues and was responsible for maintaining working relationships with domestic and international senior executives with regards to law enforcement technology issues. Experienced in the formulation and execution of legislation and regulations associated with technology policy, Mr Allen represented the FBI and law enforcement on interagency, White House and intelligence community committees, working groups and boards.

These three non-executives join Dean Bakeris, Managing Director of the Group's US subsidiary and Dr Tom Black, Chief Executive of Detica Group plc, on the Board of Detica Inc.

- Ends -

For further information: www.detica.com

About Detica

Detica is an IT consultancy that specialises in the delivery of intelligence systems. The company helps large commercial and government organisations turn complex data and information into relevant and useful intelligence. Detica works in areas such as National Security, Risk & Compliance management, Security & Fraud, Business Intelligence and CRM.

Detica's major clients include Vodafone, Nationwide Building Society, HM Revenue & Customs, The Home Office and The Ministry of Defence. The company has around 700 staff and had a turnover of £71 million for the financial year ending 31 March 2005.

Press contacts

For further information, please contact:

Detica Group plc +44 1483 442 000
Tom Black, Chief Executive

Financial Dynamics +44 20 7831 3113
Edward Bridges
Cass Helstrip

Detica Group Plc - Holding(s) in Company

Detica Group Plc
09 November 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company	2. Name of shareholder with a major interest
DETICA GROUP PLC	STANDARD LIFE INVESTMENTS
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
N/A	VIDACOS NOMINEES

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)	7. Number of shares/ amount of stock disposed	8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)
N/A	N/A	119,650	0.53%

9. Class of security	10. Date of transaction	11. Date listed company informed

Ord 2p shares	04.11.05 07.11.05
12 Total holding following this notification	13 Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage) 86
1,065,020 (material interest)	4.765%
14 Any additional information	15 Name of contact and telephone number for queries
	John Woollhead 01483 816900

16 Name and signature of duly authorised officer of the listed company responsible for making this notification

John Woollhead
Company Secretary______________________________

Date of notification 08.11.05

Detica Group Plc - Notice of Results

Detica Group Plc
09 November 2005

9 November 2005

Detica Group plc

Notification of Results Date

Detica Group plc (LSE: DCA.L), the specialist IT consultancy, will announce its interim results for the six months ended 30 September 2005 on Monday 28 November 2005.

A briefing for analysts will be held at 9.30am.

Enquiries:

Edward Bridges / Cass Helstrip

Financial Dynamics

Tel: 020 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

Detica Group Plc - Acquisition

Detica Group Plc
28 November 2005

28 November 2005

Detica Group plc

Acquisition of Evolution Consulting Group plc

for approximately £8.5 million

Detica Group plc ('Detica'), the specialist IT consultancy, is pleased to announce that it has agreed terms for the acquisition of the fully-diluted share capital of Evolution Consulting Group plc ('Evolution') for approximately £8.5 million in cash. The acquisition is subject to the satisfaction of certain pre-conditions, which relate principally to the re-registration of Evolution as a private company and there having been no material adverse change in the business prior to completion. Completion is expected to take place in January 2006.

Evolution is a privately-owned IT consulting firm with 105 employees specialising in the capital markets sector. Its customer base includes major investment banks (such as UBS, Goldman Sachs and Lehman Brothers) and private equity groups. Evolution provides consulting and system integration services with a focus on high-performance, data-intensive systems such as financial trading platforms.

Evolution will be integrated with Detica's existing Financial Services business. The enlarged operation will have the depth of resource and market knowledge to be able to offer a broader range of services to a wider client base across the financial services industry. The management team of Evolution is led by Chief Executive, Steve Mitchell. He will assume responsibility for the management of the enlarged Financial Services business and will report to Detica's UK Managing Director, Colin Evans.

In its audited accounts for the year ended 31 August 2005, Evolution reported revenues of £8.8 million, operating profits before exceptional items of £0.7 million and profits before tax of £0.6 million, and, as at that date, it had gross assets of £3.4 million and net assets of £1.7 million. The transaction is expected to be earnings-enhancing in the first full financial year post-acquisition.

Evolution is being acquired on a debt and cash free basis and the acquisition consideration is subject to a limited adjustment up or down once Evolution's working capital at completion has been determined. Pending that determination, approximately £1.3 million of the consideration will be deferred. The total acquisition cost, including fees and the working capital adjustment, is expected to be approximately £9.5 million.

It is intended that the acquisition will be effected by way of a recommended offer to be made by Detica to Evolution's shareholders. Shareholders holding in excess of 90% of Evolution's share capital have already irrevocably committed to accept the offer.

Tom Black, Chief Executive of Detica, commented:

'The acquisition of Evolution is an important step for Detica and is consistent with our strategy of building our commercial business through a focus on the Financial Services and Telecoms, Media and Technology sectors. Evolution will further extend our presence in the Financial Services sector and will augment our talent pool by adding a team of senior consultants who have substantial sector experience and contacts. Evolution's blue-chip customers will further expand our client base and I am confident that the combination will enable them to benefit from an enhanced service offering in the future.'

Steve Mitchell, Chief Executive of Evolution, said:

'From our first meeting with Tom Black and the Detica team, it was clear that we had a shared vision for successfully applying technology innovation within the financial services industry. We can now further accelerate the growth of our combined Financial Services business, and we look forward to taking a complementary set of high-value solutions to clients in capital markets, retail banking and insurance. With similar company cultures, ambitious leadership and a highly-motivated team, I expect the integration with Detica to be a smooth and rewarding process for us all.'

For further information, please contact:

Detica Group plc Tom Black, Chief Executive Mandy Gradden, Finance Director	01483 816 000
Amethyst Corporate Finance PLC Andy Margetts	020 7936 9191
Financial Dynamics Edward Bridges / Cass Helstrip	020 7831 3113

investegate
a Financial Express and Incisive Media partnership

Detica Group Plc - Holding(s) in Company

Detica Group Plc
28 November 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company	2. Name of shareholder with a major interest
DETICA GROUP PLC	Lloyds TSB Group plc
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
N/A	21015 Lloyds TSB Private Banking 916356 Scottish Widows Investment Partnership

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)	7. Number of shares/ amount of stock disposed	8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A		N/A
Not advised	N/A	
9. Class of security	10. Date of transaction	11. Date listed company informed
Ord 2p shares	N/A	25.07.05

12 Total holding following this notification	13 Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage) 86
937,371	4.194%
14 Any additional information	15 Name of contact and telephone number for queries
	John Woollhead 01483 816900

16 Name and signature of duly authorised officer of the listed company responsible for making this notification

John Woollhead

Company Secretary________________________________

Date of notification 25.07.05



More to us than meets the eye

Interim report
For the six months ended 30 September 2005

Detica
INFORMATION INTELLIGENCE

Detica
Surrey Research Park, Guildford GU2 7YP UK
www.detica.com

Contents

Highlights

- Revenue up 35% to £43.5 million
  - Government up 44%.
  - Commercial up 17%.
- Strong profit before tax performance
  - Core UK PBT up 32% to £6.8 million.
  - Group PBT up 18% to £4.6 million.
- Core UK operating margins stable at 14.8% (2004: 14.9%).
- Strong group cash position at £18.0 million (2004: £16.1 million).
- Diluted earnings per share up 43% to 18.0 pence including the impact of R&D tax credits.
- Interim dividend up 19% to 2.5 pence.
- Acquisition of Evolution, a consultancy and system integrator in the Financial Services sector, for £8.5 million in cash.
- Insurance Fraud Bureau signs five-year contract for fraud detection service.
- US regulatory approvals received, first contract signed, sales pipeline building.
- Significant progress with StreamShield Networks.

All results are presented under IFRS with the appropriate restated comparatives



During the half we secured a client advisory role in the new Single Non-Emergency Number programme run by the Home Office and Office of the Deputy Prime Minister.

Chief Executive's review



Tom Black
Chief Executive

Introduction
Detica has delivered an excellent first half, with increases in both revenues and profits reflecting continued impressive performances from both our Government and Commercial businesses. In the six months to 30 September 2005, revenue increased by 35% to £43.5 million (2004: £32.3 million). Group profit before tax grew by 18% to £4.6 million (2004: £3.9 million). This growth was achieved after an investment of £1.8 million in StreamShield Networks (2004: £1.0 million) and £0.3 million in our US business (2004: £0.2 million) both of which were expensed. The underlying operating margin in the core UK business remained stable at 14.8% (2004: 14.9%).

During this half we have successfully completed the integration of Extraprise UK, following the acquisition in April. Also, today we are announcing that we have agreed terms for the acquisition of Evolution Consulting Group plc ("Evolution"), a consultancy and systems integrator focused on the Capital Markets sector, for a consideration of approximately £8.5 million. We also recently acquired the assets of a small electronic products business operating in the National Security sector for a consideration of up to £0.6 million.

Our investments in StreamShield, our internet content security business, and our US operation are progressing well. StreamShield has delivered its first solution platform to a UK managed security service provider and is running a number of trials with potential customers and partners. In September, our US operation gained the necessary regulatory approvals to contract directly with the US Government, is already working on its first assignment, and is building a strong pipeline of opportunities. During the half year, revenues from US Government clients (serviced by our core UK business) increased by 48% to £2.5 million.

Detica UK
The core UK business delivered an excellent performance, with revenues and operating profits increasing by 35% to £43.5 million and 34% to £6.4 million respectively. The operating profit margin was similar to last year at 14.8% (2004: 14.9%).

Government business
Continuing the trend of recent years, the Government business (comprising Public Sector and National Security) was the outstanding performer with revenues increasing by 44% to £30.0 million.

Our Public Sector business, which focuses principally on central government departments, had a strong first half with revenues increasing by 28% to £4.8 million. A significant fraction of current Government spending on consulting is being channelled through a small number of major programmes and a key element of our strategy is to gain significant involvement in these. We are pleased therefore to have been able to secure client-side advisory roles within the road pricing team at the Department for Transport and in the new Single Non-Emergency Number ("SNEN") programme run by the Home Office and Office of the Deputy Prime Minister. Our involvement in SNEN is expected to run for up to three years and yield revenues of more than £1.0 million in the first year.

All results are presented under IFRS with the appropriate restated comparatives

Our National Security business continues to benefit from strong UK and US Government spending on counter-terrorism and on the prevention of organised crime. This part of our business delivered an excellent performance with revenues increasing by 48% to £25.2 million. Our rapidly increasing scale means we are now a credible bidder for major consulting and systems integration programmes within the National Security sector and, during the first half, we were selected by an existing client to build an information intelligence system under a contract that is expected to be worth several million pounds over the next three years.

Our National Security products business (included in the figures above) has delivered an outstanding first half performance, with revenues increasing 58% to £6.0 million. This business involves the sale of bespoke communications and signal processing equipment to clients in the UK and US Governments. The products business is underpinning our entry to the US National Security market (see below) and we are now jointly developing a series of next-generation communications products with clients from both countries.

Commercial business
Our Commercial business increased revenues by 17% to £13.5 million in the half, with Extraprise contributing revenues of £1.1 million.

Our Telecoms, Media and Technology ("TMT") unit, which grew revenues by 123% to £6.0 million, continues to build strong account relationships. Of particular note is our growing and successful relationship with Vodafone where we are successfully delivering a range of services at a Global and UK level. These services have extended beyond the traditional disciplines of business intelligence, data governance and security into the business consulting disciplines of business analysis, change management and organisational design. A good example of this is the work we are undertaking with Vodafone UK to create an Information Management Organisation to enhance their business intelligence and decision-making efficacy.

BT has also become a significant client during the past six months and we are currently working with BT to tackle the challenges arising from the recent Ofcom Telecoms Strategic Review and the consequent creation of BT's new access business, Openreach.

Performance in Financial Services was also strong, with revenues increasing 22% to £5.9 million. New clients during the first half included the Royal Bank of Scotland and Reuters and our relationships with existing clients such as Nationwide Building Society continue to develop well.

Looking forward within Financial Services, we have been awarded a strategically important contract worth £3.5 million over five years to provide a managed fraud detection service to the UK's retail insurance industry. The contract has been awarded by the Insurance Fraud Bureau ("IFB"), an umbrella organisation representing many of the UK's retail insurers. Detica will analyse combined UK insurance claims data to identify potential cases of organised and serious fraud, and will supply fraud intelligence to IFB investigators on an ongoing basis. In delivering the service, Detica will deploy a series of advanced fraud detection techniques which were developed in-house by our Technology Innovations Group. This is a striking example of how targeted investment in developing intellectual property is differentiating our market offering.

Furthermore, our proposed acquisition of Evolution which is expected to complete in January, strengthens significantly our Financial Services business as detailed in "Acquisitions" below.

As expected revenue in our Corporate Accounts business declined to £1.6 million (2004: £4.0 million) reflecting the previously announced reduction in Centrica's IT spending and our reduced focus in this area. We decided some time ago that our strategic interest in the Commercial market would be focused on TMT and Financial Services and, going forward, our Corporate Accounts unit will be absorbed into our TMT practice.

All results are presented under IFRS with the appropriate restated comparatives



Our TMT unit grew revenues by 123% to £6.0 million and continues to build strong account relationships.



We have agreed terms for the acquisition of Evolution in January 2006. Evolution represents an excellent strategic fit with our existing Financial Services business.

Acquisitions
We announced on 28 November 2005 that we have agreed terms for the acquisition of Evolution in January 2006 for approximately £8.5 million in cash, subject to certain conditions being satisfied. Evolution is a consultancy and systems integrator focused on the Capital Markets sector and employs 105 staff. In the financial year ending 31 August 2005 Evolution generated revenues of £8.8 million and operating profits before exceptional items of £0.7 million. Evolution's clients include major investment banks and private equity groups. With a strong technical heritage similar to our own and an entirely complementary client base, Evolution represents an excellent strategic fit with our existing Financial Services business. It will provide Detica both with a strong position in the Capital Markets sector and with increased scale and management capability to support our existing operations in retail banking and insurance. The acquisition is expected to be earnings enhancing in the first full financial year post acquisition.

In October 2005 we also acquired for a consideration of up to £0.6 million in cash the assets of a small company that provides specialist electronic products to the National Security market. As a result, five staff were integrated with our existing National Security business and will broaden our penetration of both the domestic and overseas National Security client bases.

As previously reported, in April 2005 we acquired the assets of Extraprise UK, a consultancy and systems integrator focusing on the CRM market, for a consideration of £0.2 million in cash. As a result, 35 talented staff joined Detica and thus far, this acquisition has proved extremely successful providing a range of valuable new skills and propositions as well as introductions into several new clients, including Reuters.

Detica US
Detica US has made substantial progress in establishing a solid base from which to grow our US revenues. In September 2005, somewhat later than expected, we obtained the approvals necessary to contract directly with the US Government for National Security projects, a major achievement for a British-owned company. Our sales pipeline is now growing strongly and is focused around our expertise in data analytics, business process improvement and high-speed communications technologies.

Also in September 2005, we announced the appointment of a senior and talented Board of Non-Executive Directors for our US business. General John Gordon (USAF, retired), former Homeland Security Advisor to President George W. Bush and former Deputy Director for Central Intelligence has become Chairman of our US Board. General Gordon is joined by Barbara McNamara, former Deputy Director of the National Security Agency and Ed Allen, former Deputy Assistant Director for Investigative Technologies at the Federal Bureau of Investigation.

Since achieving regulatory approval in September, our US business has commenced its first direct contract with a US National Security client and is also now well advanced in negotiations for additional engagements. In addition to building the sales pipeline, our US operation is now focused on the recruitment of talented staff to build the business. Our US business currently employs six staff and we expect this to increase to nearer 20 by the end of the financial year. Net investment into our US operation totalled £0.3 million during the first half and we expect to invest up to a further £0.7 million in the second half.

StreamShield Networks
StreamShield has made substantial progress in the critical areas of product development and sales during the first half. The StreamShield product solution, based around our CSG-3100 content security gateway, is now complete and delivers clean internet services including high speed web filtering, anti-virus, anti-spyware and anti-adware. StreamShield has filed four patents to protect the technology used in its products, and the Company has an ongoing patent filing programme.

All results are presented under IFRS with the appropriate restated comparatives

StreamShield's solution is currently being used to provide a commercial service by a managed security service provider. It is also being evaluated or trialled by four other companies including service providers and network equipment vendors in the UK and North America. Its initial trial in the consumer space with PlusNet, an innovative and rapidly-growing UK internet service provider started earlier this year and is progressing well. Following this, Inty, a UK-based business-to-business managed security service provider, announced a commercial web protection service based on StreamShield's products, to complement its existing email protection service. We are also now pleased to announce that testing by a large tier 1 European carrier commenced this month and we expect to undertake additional trials and commercial roll-outs through the second half of the year.

During the first half, StreamShield signed an agreement with BT to work together to investigate a security proposition for the service provider marketplace. BT has now completed market research into consumer and small business requirements for network-based security services and the findings of this research support a clean internet proposition. BT Wholesale and StreamShield have signed a commercial heads of terms agreement to enable BT to resell StreamShield's products and services to its service provider customers.

Networking equipment vendors represent an important route to market for StreamShield and we are pleased therefore to announce that StreamShield has been accepted onto the Cisco Technology Developer Partner programme, subject to the successful completion of interoperability testing.

StreamShield has therefore achieved its principal short-term goals of completing the CSG-3100 development and commencing commercial roll-out although timescales have slipped from our original plans which in turn delays the anticipated breakeven date. The focus of the business is now shifting from product development to sales and the Board now believes that, in order for StreamShield to fully capitalise on its strong position, it must scale quickly. We have therefore taken a decision to accelerate StreamShield's progress by increasing the size and geographic reach of its sales force and hence increase our planned investment for this financial year from the £3.0 million previously announced to £4.0 million, of which £1.8 million has been spent in the first half.

The very positive reaction of potential customers to StreamShield's proposition, coupled with significantly heightened industry interest in clean-internet solutions over the past six months, has enhanced our confidence in the market opportunity going forward. The Board is therefore considering what next steps are required to ensure that Detica capitalises fully on StreamShield's current global technology leadership position.



Inty, a managed security service provider, has announced a commercial web protection service based on StreamShield's solution.



During the half we were awarded a strategically important contract to provide a managed fraud detection service to the UK's retail insurance industry.

Financial review

Profits and margins
Group operating profit grew by 19% to £4.3 million and profit before tax grew by 18% to £4.6 million. In the core UK business, annualised revenues per head were up 6% on last year at £136,000 but increased staff costs resulted in a stable operating margin at 14.8% (2004: 14.9%).

The table below highlights the effect of our investments in Detica US and StreamShield Networks ("SSN") on Group profits and margins.

Taxation
The Group's effective tax rate for the half was 14.6% (2004: 31.0%) and benefited from the impact of our initial claim for research and development tax credits. Ignoring the credit for the three previous years to 31 March 2005 (£0.6 million), the Group's effective tax rate would have been 28.0%.

Earnings per share
Diluted earnings per share grew by 43% in the period to 18.0 pence (2004: 12.6 pence). Adjusting for the impact of the prior year R&D claim, the growth was a more modest 21% to 15.2 pence.

Cash
The net cash position at 30 September 2005 remained strong at £18.0 million (2004: £16.1 million) despite our increased investments in the US and StreamShield and our acquisition of Extraprise UK. The annual cash generation profile of the Group still shows seasonality, primarily as a result of the spending profile of Government clients, generally resulting in stronger second half cash flows.

	Six months ended 30 September 2005				Six months ended 30 September 2004			
	Core UK £'m	US £'m	SSN £'m	Group £'m	Core UK £'m	US £'m	SSN £'m	Group £'m
Revenue	43.5	–	–	43.5	32.3	–	–	32.3
Costs	(37.1)	(0.3)	(1.8)	(39.2)	(27.5)	(0.2)	(1.0)	(28.7)
Operating profit	6.4	(0.3)	(1.8)	4.3	4.8	(0.2)	(1.0)	3.6
Operating margin (%)	14.8%	–	–	9.8%	14.9%	–	–	11.1%
Profit before tax	6.8	(0.3)	(1.8)	4.6	5.1	(0.2)	(1.0)	3.9
Diluted EPS (pence)	24.9p	(1.5p)	(5.4p)	18.0p	16.5p	(0.9p)	(3.0p)	12.6p

All results are presented under IFRS with the appropriate restated comparatives

Dividends
The Board is pleased to announce an interim dividend up 19% to 2.5 pence per share. This will be paid on 10 January 2006 to shareholders on the register at the close of business on 9 December 2005, with an ex-dividend date of 7 December 2005.

Staff
We finished the first half with 694 staff (2004: 529) up 31% on the prior year and our current headcount is over 750. StreamShield accounted for 30 (2004: 23) and Detica US 2 (2004: nil) of the staff numbers respectively. Staff retention for the period showed a welcome improvement, with rolling 12-month fee-earner attrition to September 2005 falling to 19% from 23% for the 12-month period to March 2005.

Outlook
The Board is very pleased with the strong performance during the first half and the outlook for the full year is encouraging. Our Government business is performing particularly strongly and we expect our Commercial unit to improve its position as the full benefits of our focus on the TMT and Financial Services sub-sectors become apparent. In addition, the recent acquisitions of Extraprise and now Evolution should further enhance our position in the Commercial market.

Our US business shows significant promise with a building pipeline of sales and our first contract underway and is expected to contribute to profits next year. StreamShield has also made excellent progress and has undoubtedly achieved a technology leadership position in the global internet content security market. To build on this, the Board has decided to invest further in StreamShield through the second half and is considering what next steps are required to ensure that Detica capitalises fully on StreamShield's current global technology leadership position.

In summary, the Group is trading well and our investments continue to show significant promise. The Board remains confident of another good year.

Tom Black
Chief Executive
28 November 2005

All results are presented under IFRS with the appropriate restated comparatives



Since achieving regulatory approval in September 2005, our US business has commenced its first direct contract with a US National Security client.

Consolidated income statement

(unaudited)

	Note	2005 Six months ended 30 September £'000	2004 Six months ended 30 September £'000	2005 Year ended 31 March £'000
Revenue	2	**43,466**	32,311	70,210
Operating expenses	3	**(39,193)**	(28,710)	(61,879)
Operating profit	2	**4,273**	3,601	8,331
Finance income		**396**	347	718
Finance costs		**(22)**	–	–
Profit before tax		**4,647**	3,948	9,049
Tax expense	5	**(681)**	(1,222)	(2,937)
Profit for the period		**3,966**	2,726	6,112
Attributable to				
Equity holders of the parent		**3,999**	2,726	6,160
Minority interest		**(33)**	–	(48)
		3,966	2,726	6,112
Earnings per share	6			
Basic		**18.4p**	12.9p	28.8p
Diluted		**18.0p**	12.6p	28.1p
Dividends paid and proposed				
Dividends paid and recognised in the period		**911**	787	1,242
Dividend per share paid and recognised in the period		**4.2p**	3.7p	5.8p
Dividends proposed but not recognised in the period		**547**	455	911
Dividends per share proposed but not recognised in the period		**2.5p**	2.1p	4.2p

Consolidated balance sheet

(unaudited)

	Note	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Assets				
Non-current assets				
Property, plant and equipment		**7,008**	4,365	5,739
Intangible assets	7	**2,806**	2,700	2,571
Deferred tax asset		**1,569**	1,244	1,177
		11,383	8,309	9,487
Current assets				
Inventories	8	**1,175**	519	920
Trade and other receivables	9	**22,786**	17,526	20,014
Cash and cash equivalents		**18,015**	16,075	21,501
		41,976	34,120	42,435
Total assets		**53,359**	42,429	51,922
Equity				
Share capital		**447**	447	447
Share premium		**17,196**	17,196	17,196
Capital redemption reserve		**747**	747	747
Retained earnings		**20,785**	12,824	16,569
Attributable to equity holders of parent company		**39,175**	31,214	34,959
Equity minority interests		**(42)**	–	(8)
Total equity		**39,133**	31,214	34,951
Liabilities				
Current liabilities				
Trade and other payables	10	**13,974**	10,741	16,153
Current income tax liabilities		**252**	474	818
Total liabilities		**14,226**	11,215	16,971
Total equity and liabilities		**53,359**	42,429	51,922

All results are presented under IFRS with the appropriate restated comparatives

Consolidated cash flow statement
(unaudited)

	2005 Six months ended 30 September £'000	2004 Six months ended 30 September £'000	2005 Year ended 31 March £'000
Cash flows from operating activities			
Operating profit	**4,273**	3,601	8,331
Depreciation of property, plant and equipment	**1,179**	828	1,743
Loss on disposal of property, plant and equipment	–	–	101
Amortisation of intangible assets	**12**	–	–
Share-based payments	**386**	236	548
(Increase)/decrease in inventory	**(255)**	606	204
Increase in debtors and prepayments	**(2,829)**	(3,008)	(5,470)
(Decrease)/increase in creditors and accruals	**(2,218)**	(1,563)	3,035
Income tax paid	**(1,142)**	(816)	(869)
Net cash flows from operating activities	**(594)**	(116)	7,623
Cash flows from investing activities			
Purchase of property, plant and equipment	**(2,448)**	(1,517)	(3,907)
Acquisition of business	**(247)**	–	–
Interest received	**453**	347	692
Net cash flows used in investing activities	**(2,242)**	(1,170)	(3,215)
Cash flow from financing activities			
Dividends paid	**(911)**	(787)	(1,242)
Proceeds from disposal of own shares	**275**	408	555
Proceeds from issue of shares in subsidiary to minority interest	**–**	–	40
Interest paid	**(22)**	–	–
Net cash used in financing activities	**(658)**	(379)	(647)
Net (decrease)/increase in cash and cash equivalents	**(3,494)**	(1,665)	3,761
Cash and cash equivalents at 1 April	**21,501**	17,740	17,740
Effect of exchange rate changes on cash and cash equivalents	**8**	–	–
Cash and cash equivalents at end of period	**18,015**	16,075	21,501

Consolidated statement of changes in shareholders' equity
(unaudited)

	Share Capital £'000	Share premium £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Total equity £'000
At 1 April 2004	447	17,196	747	10,180	**28,570**
Profit for the period	–	–	–	2,726	**2,726**
Dividend paid	–	–	–	(787)	**(787)**
Proceeds from disposal of own shares	–	–	–	408	**408**
Share-based payments	–	–	–	236	**236**
Tax on share options	–	–	–	61	**61**
Balance at 30 September 2004	447	17,196	747	12,824	**31,214**
Profit for the period	–	–	–	3,434	**3,434**
Dividend paid	–	–	–	(455)	**(455)**
Proceeds from disposal of own shares	–	–	–	147	**147**
Share-based payments	–	–	–	312	**312**
Tax on share options	–	–	–	307	**307**
Balance at 31 March 2005	447	17,196	747	16,569	**34,959**
Profit for the period	–	–	–	3,999	**3,999**
Dividend paid	–	–	–	(911)	**(911)**
Proceeds from disposal of own shares	–	–	–	275	**275**
Share-based payments	–	–	–	386	**386**
Tax on share options	–	–	–	499	**499**
Currency translation differences	–	–	–	(32)	**(32)**
Balance at 30 September 2005	**447**	**17,196**	**747**	**20,785**	**39,175**

All results are presented under IFRS with the appropriate restated comparatives

Notes to the consolidated interim financial statements

1. Accounting policies
Basis of preparation
The Group has previously prepared its financial statements under UK generally accepted accounting principles ("UK GAAP"). For the year ended 31 March 2006, the Group is required to prepare its consolidated accounts in accordance with International Financial Reporting Standards ("IFRSs") adopted for use in the European Union.

The Group is required to apply all relevant standards and accounting policies that are in force at the first reporting date. However as some of these policies are still subject to change, the Directors have made assumptions about the accounting policies expected to be applied when the first annual IFRS financial statements are prepared for the year ended 31 March 2006. These accounting policies are therefore subject to changes due to interpretation, new standards and guidance.

The full set of accounting policies under IFRS is detailed below. An explanation of how the transition to IFRSs has affected the reported financial results is provided in note 12. The accounting policies have been consistently applied to all periods presented.

The financial information contained in this interim statement does not amount to statutory financial statements within the meaning of section 240 Companies Act 1985. The financial information contained in this report is unaudited but has been reviewed by Ernst & Young LLP and their report is set out below. The financial statements for the year ended 31 March 2005, from which information has been extracted, were prepared under UK GAAP and have been delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237 (2) or (3) Companies Act 1985.

Basis of consolidation
The Group accounts consolidate the accounts of Detica Group plc and all its subsidiary undertakings (together "the Group") drawn up to 30 September 2005. The results of subsidiaries acquired are included from the date at which control passed to the Group.

Intangible assets
With the exception of goodwill, all intangible assets are stated at cost less accumulated amortisation and if necessary any accumulated impairment losses. Goodwill is carried at cost less any accumulated impairment losses.

Goodwill
Purchased goodwill arising on the acquisition of subsidiary undertakings is the difference between the fair value of the Group's interest in the net assets acquired and the fair value of consideration paid. Goodwill recognised under UK GAAP prior to the date of transition to IFRS (1 April 2004) is stated at net book value as at this date and no longer amortised. Goodwill is tested for impairment annually and when events or changes in circumstance indicate the carrying value may be impaired. It is carried at cost less accumulated impairment losses.

Research and development costs
Expenditure incurred in the development of software and hardware products, and their related intellectual property rights, is capitalised as an intangible asset only when:

- technical feasibility has been demonstrated;
- adequate technical, financial and other resources exist to complete the development, which the Group intends to complete and use;
- future economic benefits expected to arise are deemed probable; and
- the costs can be reliably measured.

Development costs not meeting these criteria are expensed in the income statement as incurred. Capitalised development costs are amortised on a straight-line basis over their useful economic lives once the related software and hardware products are available for use.

Other intangible assets
Intangible assets acquired from a business acquisition are capitalised at fair value as at the date of acquisition and amortised over their useful economic life.

Intangible assets, other than development costs, created within the business are not capitalised and expenditure thereon is charged against profits in the period in which the expenditure is incurred.

1. Accounting policies continued
Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is charged on the following bases to reduce the cost of the Group's tangible fixed assets to their net realisable values over the estimated useful lives at the following rates:

Leasehold premises	10% straight-line.
Office furniture and equipment	20% straight-line.
Computers, ancillary equipment and electronic test equipment	20–33% straight-line.

Impairment of assets
Goodwill arising on acquisition is allocated to cash-generating units. The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually and when events or changes in circumstance indicate that it might be impaired. Where the recoverable amount of the cash-generating unit is less than the carrying amount of goodwill, an impairment loss is recognised.

The carrying value of property, plant and equipment and intangibles other than goodwill is reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost includes direct project costs and staff costs plus attributable overheads based on a normal level of activity. Net realisable value represents the estimated selling price less costs of completion and the estimated costs necessary to make the sale.

Amounts recoverable on contracts
Amounts recoverable on contracts represent turnover recognised to date less amounts invoiced to clients. Full provision is made for known or anticipated project losses.

Deferred income
Deferred income represents amounts received in advance from clients less turnover recognised to date on support contracts.

Income tax
The charge for current taxation is based on the results for the period as adjusted for items which are non-assessable or disallowed.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in computation of taxable profit.

Deferred tax liabilities are recognised on all temporary differences except in respect of investments in subsidiaries where the Group is able to control the reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. The deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognised either to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised, or in the case of deferred tax on employee share options that appropriate tax credits will arise on employees' exercise of share options (see below). Their carrying amount is reviewed at each balance sheet date on the same basis.

In the UK, the Group is entitled to a tax deduction for amounts treated as remuneration on exercise of certain employee share options. As explained under "Employee benefits" below, a remuneration expense is recorded in the Group's income statement over the period from the grant date to the vesting date of the relevant options. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Group's share price at the balance sheet date) with the cumulative amount of the remuneration expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory rate, the excess is recorded directly in equity, against retained earnings. No remuneration charge is recorded in respect of options granted before 7 November 2002 which have not vested by 1 January 2005. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity against retained earnings.

1. Accounting policies continued
Income tax continued
Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset or liability is settled. This is based upon tax rates and laws enacted or substantively enacted at the balance sheet date.

Derivative instruments
The following policies for derivative instruments have been applied in the preparation of the Group's interim financial statements. For those policies that have changed on adoption of IAS 39 "Financial Instruments: Recognition and Measurement" on 1 April 2005, policies before and after adoption are given.

Derivative instruments – 1 April 2004 to 31 March 2005
The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The Group's criteria for forward foreign currency contracts are:

- the instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;
- it must involve the same currency as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the Group's operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities or, where the instrument is used to hedge a committed, or probable, future transaction, gains and losses are deferred until the transaction occurs.

Derivative instruments – 1 April 2005 onwards
Derivatives such as forward foreign currency contracts are initially recognised at fair value on the date a contract is entered into and are subsequently re-measured at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The gain or loss on remeasurement is taken to the income statement except where the derivative is part of a designated cash flow hedge.

The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge are recognised directly in equity, whilst the ineffective portion is recognised immediately in the income statement.

If the cash flow hedge results in the recognition of an asset or liability, then the associated gains or losses on the derivative that had previously been recognised in equity are included in the measurement of the asset or liability at the time the asset or liability is recognised. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period as the underlying transaction.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement in the year.

Foreign currency translation
Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Assets and liabilities of overseas companies are translated into sterling at the exchange rate prevailing on the balance sheet date. Income, expenditure and cash flows of overseas companies are translated at the average rate for the period. The exchange differences on the translation at closing rates of the overseas companies' net assets and the differences arising between the translation of profits at average and closing exchange rates are recorded as movements in the translation reserve.

1. Accounting policies continued
Revenue
Revenue derived from professional fees billed to clients on a time and materials or fixed-price basis represents the value of work completed, including attributable profit, based on the stage of completion achieved on each project. For time and materials projects, revenue is recognised as services are performed. For fixed-price projects, revenue is recognised according to the stage of completion which is determined using the percentage-of-completion method based on the Directors' assessment of progress against key project milestones and risks, and the ratio of costs incurred to total estimated project costs.

Revenue from support contracts is spread evenly over the period of the support contract.

Revenue from the sale of products is recognised on delivery of the product to the client.

Revenue from recharging to clients the cost of specialist managed subcontractors and the purchase of software or hardware for client assignments, together with associated mark-up, is recognised as these costs are incurred. Where the Group acts as agent in the transaction (that is, where it is not exposed to the majority of the benefits and risks associated with the transaction), only the mark-up is recognised as Group revenue. No revenue is recognised in respect of travel and subsistence expenses recharged to clients.

Income is accrued where these revenue recognition policies result in the recognition of revenue before invoices are sent to clients. The cumulative impact of any revisions to the estimate of percentage-of-completion of any fixed-price contracts is reflected in the period in which such impact becomes known.

Employee benefits
Retirement benefits
The Group operates a defined contribution pension scheme for certain Directors and employees and makes contributions to a Group personal pension plan for the majority of employees. Pension costs are calculated annually and charged to the income statement as they arise.

Share-based payments
Certain employees (including Directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for rights over shares under the Group's Executive Share Option Scheme, Share Incentive Plan (together "options") and Long-Term Incentive Plan ("LTIPs").

The total amount to be expensed over the vesting period of the options and LTIPs is determined by reference to the fair value at the date at which the options or LTIPs are granted and the number that are expected to vest. The fair value is determined by an external valuer using a Monte Carlo model in the case of options and Black-Scholes in the case of LTIPs. The assumptions underlying the number of options expected to vest are adjusted to reflect conditions prevailing at the balance sheet date. At the vesting date, the cumulative expense recognised in the income statement is adjusted to take account of the awards that actually vest.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of options and LTIPs and has applied IFRS 2 only to those awards granted after 7 November 2002 which had not vested by 1 January 2005.

Holiday accrual
In accordance with IAS 19 "Employee Benefits", accruals are made in respect of holiday entitlements that have accrued to employees but have not been taken at the balance sheet date.

Employee share ownership trusts
The employee share ownership plan ("ESOP") trust, which purchases and holds ordinary shares of the Company in connection with employee share schemes, is consolidated in the Group financial statements. Any consideration paid or received by the ESOP trust for the purchase or sale of the Company's own shares is shown as a movement in shareholders' equity.

Lease commitments and hire purchase contracts
Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Operating lease incentives are recognised as a reduction in the rental expense over the lease term.

Dividends
Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

2. Segment information

The Group is organised into two primary business segments, namely the business of providing IT services and solutions and StreamShield, the internet content security business. These two business segments are the Group's primary reporting format for segment information.

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Revenue			
IT services and solutions	**43,462**	32,311	70,208
StreamShield	**4**	–	2
Total revenue	**43,466**	32,311	70,210
Operating profit/(loss)			
IT services and solutions	**6,104**	4,587	11,005
StreamShield	**(1,831)**	(986)	(2,674)
Total operating profit	**4,273**	3,601	8,331

The tables below provide additional disclosures of revenue and operating profit by geographical market.

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Revenue by destination			
United Kingdom	**40,771**	29,693	63,981
United States of America	**2,492**	1,743	4,796
Rest of Europe	**203**	712	1,072
Rest of World	**–**	163	361
	43,466	32,311	70,210
Revenue by origin			
United Kingdom	**43,466**	32,311	70,210
United States of America	**–**	–	–
	43,466	32,311	70,210
Operating profit/(loss) by origin			
United Kingdom	**4,617**	3,805	8,810
United States of America	**(344)**	(204)	(479)
	4,273	3,601	8,331

3. Operating expenses

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Staff costs – salaries	**19,909**	14,414	31,157
Staff costs – social security	**2,130**	1,573	3,253
Staff costs – pensions	**1,469**	1,125	2,366
Staff costs – share-based payments	**386**	236	548
Project costs	**6,500**	4,464	10,187
Depreciation of property, plant and equipment	**1,179**	828	1,743
Amortisation of licenses	**12**	–	–
Operating lease expense	**1,049**	800	1,609
Other operating expenses	**6,559**	5,270	11,016
Total operating expenses	**39,193**	28,710	61,879

3. Operating expenses continued

Research and development costs

Research and development costs consist of £1,601,000 (2004: £1,467,000) charged directly to the income statement. No development costs qualified for capitalisation in the period (2004: £nil).

Employee numbers

The number of employees (excluding Non-Executive Directors) during the period was as follows:

	2005 30 September Number	2004 30 September Number	2005 31 March Number
Revenue earners	**569**	444	461
Support staff	**102**	75	80
Average number of employees	**671**	519	541
Number of employees at period end	**694**	529	582

4. Share-based payments

The Group grants share incentives to employees in the form of options and LTIP awards under a number of incentive schemes. A description of each type of share-based payment can be obtained from the 2005 Annual Report.

During the period the Group granted 264,717 awards under the Group's LTIP scheme with an exercise price of 2 pence and 19,364 options with an exercise price of 808 pence. The options and LTIPs are exercisable in the period ended 31 March 2009 to 31 March 2016.

A charge of £386,000 (six months to 30 September 2004: £236,000) has been made in the income statement to spread the fair value of the options and LTIPs over the three and four years service obligations of those incentives. The Group has taken advantage of the transitional provisions of IFRS 2 and has applied IFRS 2 only to those awards granted after 7 November 2002 which had not vested by 1 January 2005. In calculating the fair value of these incentives, the Group has used a Monte Carlo model in the case of options and Black Scholes in the case of LTIPs using the following inputs:

Expected option life	5–6 years depending on vesting period.
Volatility	34%–49% depending on date of grant.
Risk free rate	3.6%–5.2% depending on date of grant.
Dividend yield	0.8%–1.2% depending on date of grant.

5. Tax

The charge for tax for the six months ended 30 September 2005 has been calculated based on the anticipated effective tax rate for the year ended 31 March 2006.

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
UK corporation tax			
Current tax on income of this year	**1,395**	1,119	2,799
Adjustments in respect of prior years (see below)	**(621)**	22	22
	774	1,141	2,821
Deferred tax			
Deferred tax on income of this year	**(93)**	81	136
Adjustments in respect of prior years	**–**	–	(20)
	(93)	81	116
	681	1,222	2,937

The Group's effective tax rate for the half was 14.6% (2004: 31.0%) and benefited from the impact of our initial claim for research and development tax credits. Ignoring the credit which relates to the three previous years to 31 March 2005 (£621,000), the Group's effective tax rate was 28.0%.

The impact of the share options tax credit, previously recorded as exceptional under UK GAAP, no longer appears in the income statement under IFRS as this is now gradually accrued as a deferred tax asset through the profit and loss reserve in line with changes in the Company's share price at each balance sheet date. This was not previously reflected in the Group's provisional IFRS reconciliations published in May 2005. Further details are given in note 12.

All results are presented under IFRS with the appropriate restated comparatives

6. Earnings per share

The calculation of earnings per share is based on the following:

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Profit attributable to shareholders	**3,999**	2,726	6,160

	Number of shares '000	Number of shares '000	Number of shares '000
Weighted average number of shares in issue	**22,353**	22,353	22,353
Weighted average shares held by the Employee Benefit Trust	**(632)**	(1,161)	(956)
Basic weighted average shares in issue	**21,721**	21,192	21,397
Dilutive effect of share options	**542**	515	526
Diluted weighted average shares in issue	**22,263**	21,707	21,923

7. Intangible assets

	Goodwill £'000	Licenses £'000	Total £'000
At 1 April 2004	2,829	–	**2,829**
Utilisation of tax losses	(129)	–	**(129)**
At 30 September 2004	2,700	–	**2,700**
Utilisation of tax losses	(129)	–	**(129)**
At 31 March 2005	2,571	–	**2,571**
Acquisition of Extraprise	197	50	**247**
Amortisation	–	(12)	**(12)**
At 30 September 2005	2,768	38	**2,806**

On 1 April 2005, the Group acquired the assets and trade of Extraprise UK Limited for total consideration of £247,000. As part of the acquisition, licenses of £50,000 were acquired with a useful life of two years. The remaining excess of purchase consideration over fair value of net assets acquired of £197,000 has been capitalised as goodwill and is attributable to anticipated synergies and the value of the workforce. No cash was acquired.

Goodwill has been allocated to cash-generating units and is tested annually for impairment. As at 30 September 2005, no impairment losses have arisen.

8. Inventories

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Work in progress	**1,175**	519	920

9. Trade and other receivables

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Trade receivables	**13,757**	10,399	15,198
Prepayments and accrued income	**1,746**	1,670	1,044
Amounts recoverable on contracts	**6,948**	5,163	3,454
Other receivables	**335**	294	318
	22,786	17,526	20,014

10. Trade and other payables

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Trade payables	**2,762**	2,978	3,572
Accruals	**4,970**	3,039	5,622
Deferred income	**661**	350	595
Payments received on account	**1,613**	1,502	2,515
Social security and other taxes	**3,968**	2,872	3,849
	13,974	10,741	16,153

11. Post balance sheet events

The Group announced on 28 November 2005 that terms have been agreed for the acquisition of the fully diluted share capital of Evolution for approximately £8.5 million in cash subject to a limited adjustment up or down once Evolution's working capital at completion has been determined. The acquisition is subject to the satisfaction of certain pre-conditions which relate principally to the re-registration of Evolution as a private company and there having been no material adverse change in the business prior to completion. Completion is expected to take place in January 2006. The total acquisition cost, including fees and a working capital adjustment, is expected to be approximately £9.5 million.

In its audited accounts for the year ended 31 August 2005, Evolution reported revenues of £8.8 million, operating profits before exceptional items of £0.7 million and profits before tax of £0.6 million, and, as at that date, it had gross assets of £3.4 million and net assets of £1.7 million.

In October 2005 the Group acquired the assets and trade of a small company that provides specialist electronic products to the National Security market for a consideration of up to £0.6 million in cash. The business reported revenues of £0.4 million and profits after tax of £0.1 million in its financial year ending 31 December 2004. Consideration of £0.3 million was paid on completion and a second instalment of £0.3 million will be paid in 2008 if certain conditions are met.

12. Explanation of transition to IFRS

In accordance with IFRS 1 "First-time Adoption of International Financial Reporting Standards" the Group is required to present reconciliations of its equity at the date of transition to IFRS (1 April 2004), at the previous year's interim date (30 September 2004), and at the date of the most recent annual financial statements (31 March 2005) (see note 12b). Reconciliations of the Group's profit for the period ended 30 September 2004 and the year ended 31 March 2005 are also required (see note 12a).

There was no effect on the underlying cash generation and expenditures of the Group, however there were some presentational changes on the adoption of IAS 7 "Cash Flow Statements".

12a. Effect of IFRS adoption on profit for the prior periods

	Note	Six months to 30 September 2004 £'000	Year ended 31 March 2005 £'000
Profit for the period reported under UK GAAP		2,913	6,871
Share-based payments	A	(69)	(319)
Holiday accrual movement	B	74	(66)
Goodwill amortisation	C	326	653
Tax movement on share options (note (i))	D	(367)	(741)
Deferred tax on holiday pay accrual	D	(22)	20
Utilisation of tax losses	D	(129)	(258)
Profit for the period reported under IFRS		2,726	6,160

12b. Effect of IFRS adoption on equity

	Note	1 April 2004 £'000	30 September 2004 £'000	31 March 2005 £'000
Total equity reported under UK GAAP (note (ii))		26,844	29,881	33,140
Goodwill amortisation	C	–	326	653
Dividends payable	E	792	455	911
Holiday pay accrual	B	(532)	(456)	(598)
Deferred tax asset – share based payments (note (i))	D	1,306	1,000	932
Deferred tax asset – holiday pay accrual	D	160	137	179
Utilisation of tax losses	D	–	(129)	(258)
Total equity reported under IFRS		28,570	31,214	34,959

(i) An adjustment relating to deferred tax on share options has been made to the provisional IFRS figures included in the 2005 Annual Report, as a result of a change in the interpretation of IAS 12 "Income taxes".

(ii) Total equity under UK GAAP has been adjusted to reflect UITF 38 "Accounting for ESOP trusts" and UITF 17 "Employee Share Schemes". Further details are provided in the 2005 Annual Report.

12c. Explanatory notes to the IFRS adjustments

Transitional arrangements upon first time adoption of IFRS (IFRS 1)

IFRS 1 "First-time Adoption of International Financial Reporting Standards" sets out the transition rules, which must be applied, when IFRS is adopted for the first time. The standard sets out certain mandatory exemptions to retrospective application and certain optional exemptions. The most significant optional exemptions available and taken by the Group are as follows:

- The Group has elected not to apply retrospectively the provisions of IFRS 3 "Business Combinations", to acquisitions that occurred prior to the Group's transition date of 1 April 2004 (namely the acquisition of Rubus in August 2003); and
- the Group has elected not to apply the provisions of IFRS 2, Share-based Payments, to share options granted on or before 7 November 2002 which had not vested on or before 1 January 2005; and
- the Group has elected not to apply IAS 39, Financial Instruments, to the comparative period.

12c. Explanatory notes to the IFRS adjustments continued

The adjustments between UK GAAP and IFRS for the six month period to 30 September 2004 and the year ended 31 March 2005 are detailed below.

A. Share-based payments (IFRS 2)

An additional charge of £69,000 for the period ended 30 September 2004 (year ended 31 March 2005: £319,000) has been made in the IFRS income statement to spread the fair value of share options and LTIPs over the three and four year service obligations of those incentives. In calculating the fair value of options, the Group has used a Monte Carlo model with the inputs detailed in note 4 above. LTIPs have been valued on the basis of a Black-Scholes model using the same inputs.

B. Holiday accruals (IAS 19)

Accruing for holiday pay was not required under UK GAAP but is required under IFRS. A credit of £74,000 (year ending 31 March 2005: charge of £66,000) relating to the movement in holidays that have accrued to employees but have not yet been taken at the balance sheet date is recorded in the IFRS profit and loss account reconciliation.

C. Goodwill (IAS 36)

Under IFRS, goodwill has an indefinite life and is only written down when an annual impairment test suggests that the carrying value is overstated. The Rubus goodwill amortisation charge of £326,000 for the period to 30 September 2004 (year ended 31 March 2005: £653,000) under UK GAAP is reversed under IFRS following an annual impairment review of the Rubus goodwill.

D. Taxation effect of IFRS adjustments (IAS 12)

Under IAS 12 the following tax adjustments are required and result in a £518,000 net increase in the tax charge for the period ended 30 September 2004 (year ended 31 March 2005: £979,000):

- the tax impact of brought forward Rubus losses amounting to a credit of £129,000 for the period ended 30 September 2004 (year ended 31 March 2005: £258,000) in the UK GAAP tax charge is treated under IFRS as a reduction in Rubus goodwill;
- a deferred tax asset is established for the holiday pay accrual; and
- the temporary difference between the recognition of the IFRS 2 charge for share based payments and the Group's expected future tax deduction under UK tax legislation ("Schedule 23") is established as a deferred tax asset under IFRS calculated by reference to the intrinsic value of all unexercised share options at each balance sheet date (including those issued prior to November 2002 and not otherwise valued under the IFRS transitional arrangements). The resultant credit in the tax charge is restricted to the tax effect of the cumulative IFRS 2 charge with the difference credited directly to the profit and loss reserve. This restriction also impacts the Schedule 23 tax credit previously recorded as an exceptional tax credit in the income statement under UK GAAP. The resulting additional tax charge in the IFRS income statement for the period to 30 September 2004 is £367,000 (year ended 31 March 2005: £741,000). This latter adjustment was not recorded in the Group's provisional IFRS reconciliations published in May 2005.

E. Dividends (IAS 10)

Dividends are not adjusting post-balance sheet events under IFRS and can only be accrued if they have been formally approved at the balance sheet date.

Independent review report to Detica Group plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 September 2005 which comprises Consolidated income statement, Consolidated balance sheet, Consolidated cash flow statement, Consolidated statement of changes in equity and the related notes 1 to 12. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 "Review of interim financial information" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with those IFRSs adopted for use by the European Union.

The accounting policies are consistent with those that the Directors intend to use in the next financial statements. There is, however, a possibility that the Directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union. This is because, as disclosed in note 1, the Directors have anticipated that there may be new standards or guidance which may be formally adopted for use in the EU will be so adopted in time to be applicable to the next annual financial statements.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 "Review of interim financial information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

Ernst & Young LLP
Southampton

28 November 2005

Detica Group Plc - Interim Results

Detica Group Plc
28 November 2005

28 November 2005

Detica Group plc

Interim results

For the six months ended 30 September 2005

Detica Group plc ('Detica', 'the Company' or 'the Group'), the specialist IT consultancy, today announces interim results for the six months ended 30 September 2005.

Key points:

- Revenue up 35% to £43.5 million (2004: £32.3 million)
  - Government up 44% to £30.0 million.
  - Commercial up 17% to £13.5 million.
- Strong profit before tax performance
  - Core UK PBT up 32% to £6.8 million.
  - Group PBT up 18% to £4.6 million.
- Core UK operating margins stable at 14.8% (2004: 14.9%).
- Strong group cash position at £18.0 million (2004: £16.1 million).
- Diluted earnings per share up 43% to 18.0 pence (2004: 12.6 pence) including the impact of R&D tax credits.
- Interim dividend up 19% to 2.5 pence (2004: 2.1 pence).
- Acquisition of Evolution, a consultancy and system integrator in the Financial Services sector, for approximately £8.5 million in cash.

- Insurance Fraud Bureau signs five-year contract for fraud detection service.

- US regulatory approvals received, first contract signed, sales pipeline building.

- Significant progress with StreamShield Networks

    - CSG-3100 product development completed.
    - First commercial deployment commenced and four additional trials or evaluations in progress.

Commenting on these results, Dr Tom Black, Chief Executive of Detica said today:

'This is a very pleasing set of results. Our strong revenue growth underlines the forward momentum of the Group and has allowed us to continue with our investments in the US and in StreamShield, both of which are proceeding well.

The successful integration of Extraprise during the half year proceeded as planned and when coupled with the acquisition of Evolution after the period end, means that we are achieving critical mass in our Commercial business to complement our strong performance in Government. The Group is trading well and our investments continue to show significant promise. The Board remains confident of another good year.'

For further information, please contact:

Detica Group plc	020 7831 3113 (28 November 2005)
Tom Black, Chief Executive Mandy Gradden, Finance Director	01483 816 000 (thereafter)
Financial Dynamics	020 7831 3113
Edward Bridges Cass Helstrip	

All results are presented under IFRS with the appropriate restated comparatives.

Introduction

Detica has delivered an excellent first half, with increases in both revenues and profits reflecting continued impressive performances from both our Government and Commercial businesses. In the six months to 30 September 2005, revenue increased by 35% to £43.5 million (2004: £32.3 million). Group profit before tax grew by 18% to £4.6 million (2004: £3.9 million). This growth was achieved after an investment of £1.8 million in StreamShield Networks (2004: £1.0 million) and £0.3 million in our US business (2004: £0.2 million) both of which were expensed. The underlying operating margin in the core UK business remained stable at 14.8% (2004: 14.9%).

During this half we have successfully completed the integration of Extraprise UK, following the acquisition in April. Also, today we are announcing that we have agreed terms for the acquisition of Evolution Consulting Group plc (' Evolution'), a consultancy and systems integrator focused on the Capital Markets sector, for a consideration of approximately £8.5 million. We also recently acquired the assets of a small electronic products business operating in the National Security sector for a consideration of up to £0.6 million.

Our investments in StreamShield, our internet content security business, and our US operation are progressing well. StreamShield has delivered its first solution platform to a UK managed security service provider and is running a number of trials with potential customers and partners. In September, our US operation gained the necessary regulatory approvals to contract directly with the US Government, is already working on its first assignment, and is building a strong pipeline of opportunities. During the half year, revenues from US Government clients (serviced by our core UK business) increased by 48% to £2.5 million.

Detica UK

The core UK business delivered an excellent performance, with revenues and operating profits increasing by 35% to £43.5 million and 34% to £6.4 million respectively. The operating profit margin was similar to last year at 14.8% (2004: 14.9%).

Government business

Continuing the trend of recent years, the Government business (comprising Public Sector and National Security) was the outstanding performer with revenues increasing by 44% to £30.0 million.

Our Public Sector business, which focuses principally on central government departments, had a strong first half with revenues increasing by 28% to £4.8 million. A significant fraction of current Government spending on consulting is being channelled through a small number of major programmes and a key element of our strategy is to gain significant involvement in these. We are pleased therefore to have been able to secure client-side advisory roles within the road pricing team at the Department for Transport and in the new Single Non-Emergency Number (SNEN) programme run by the Home Office and Office of the Deputy Prime Minister. Our involvement in SNEN is expected to run for up to three years and yield revenues of more than £1.0 million in the first year.

Our National Security business continues to benefit from strong UK and US Government spending on counter-terrorism and on the prevention of organised crime. This part of our business delivered an excellent performance with revenues increasing by 48% to £25.2 million. Our rapidly increasing scale means we are now a credible bidder for major consulting and systems integration programmes within the National Security sector and, during the first half, we were selected by an existing client to build an information intelligence system under a contract that is expected to be worth several million pounds over the next three years.

Our National Security products business (included in the figures above) has delivered an outstanding first half performance, with revenues increasing 58% to £6.0 million. This business involves the sale of bespoke communications and signal processing equipment to clients in the UK and US Governments. The products business is underpinning our entry to the US National Security market (see below) and we are now jointly developing a series of next-generation communications products with clients from both countries.

Commercial business

Our Commercial business increased revenues by 17% to £13.5 million in the half, with Extraprise contributing revenues of £1.1 million.

Our Telecoms, Media and Technology ('TMT') unit, which grew revenues by 123% to £6.0 million, continues to build strong account relationships. Of particular note is our growing and successful relationship with Vodafone where we are successfully delivering a range of services at a Global and UK level. These services have extended beyond the traditional disciplines of business intelligence, data governance and security into the business consulting disciplines of business analysis, change management and organisational design. A good example of this is the work we are undertaking with Vodafone UK to create an Information Management Organisation to enhance their business intelligence and decision-making efficacy.

BT has also become a significant client during the past six months and we are currently working with BT to tackle the challenges arising from the recent Ofcom Telecoms Strategic Review and the consequent creation of BT's new access business, Openreach.

Performance in Financial Services was also strong, with revenues increasing 22% to £5.9 million. New clients during the first half included the Royal Bank of Scotland and Reuters and our relationships with existing clients such as Nationwide Building Society continue to develop well.

Looking forward within Financial Services, we have been awarded a strategically important contract worth £3.5 million over five years to provide a managed fraud detection service to the UK's retail insurance industry. The contract has been awarded by the Insurance Fraud Bureau (IFB), an umbrella organisation representing many of the UK's retail insurers. Detica will analyse combined UK insurance claims data to identify potential cases of organised and serious

fraud, and will supply fraud intelligence to IFB investigators on an ongoing basis. In delivering the service, Detica will deploy a series of advanced fraud detection techniques which were developed in-house by our Technology Innovations Group. This is a striking example of how targeted investment in developing intellectual property is differentiating our market offering.

Furthermore, our proposed acquisition of Evolution which is expected to complete in January, strengthens significantly our Financial Services business as detailed in 'Acquisitions' below.

As expected revenue in our Corporate Accounts business declined to £1.6 million (2004: £4.0 million) reflecting the previously announced reduction in Centrica's IT spending and our reduced focus in this area. We decided some time ago that our strategic interest in the Commercial market would be focused on TMT and Financial Services and, going forward, our Corporate Accounts unit will be absorbed into our TMT practice.

Acquisitions

We announced today that we have agreed terms for the acquisition of Evolution in January 2006 for approximately £8.5 million in cash, subject to certain conditions being satisfied. Evolution is a consultancy and systems integrator focused on the Capital Markets sector and employs 105 staff. In the financial year ending 31 August 2005 Evolution generated revenues of £8.8 million and operating profits before exceptional items of £0.7 million. Evolution's key clients include UBS, Goldman Sachs and Lehman Brothers. With a strong technical heritage similar to our own and an entirely complementary client base, Evolution represents an excellent strategic fit with our existing Financial Services business. It will provide Detica both with a strong position in the Capital Markets sector and with increased scale and management capability to support our existing operations in retail banking and insurance. The acquisition is expected to be earnings enhancing in the first full financial year post acquisition.

In October 2005 we also acquired for a consideration of up to £0.6 million in cash the assets of a small company that provides specialist electronic products to the National Security market. As a result, five staff were integrated with our existing National Security business and will broaden our penetration of both the domestic and overseas National Security client bases.

As previously reported, in April 2005 we acquired the assets of Extraprise UK, a consultancy and systems integrator focusing on the CRM market, for a consideration of £0.2 million in cash. As a result, 35 talented staff joined Detica and thus far, this acquisition has proved extremely successful providing a range of valuable new skills and propositions as well as introductions into several new clients, including Reuters.

Detica US

Detica US has made substantial progress in establishing a solid base from which to grow our US revenues. In September 2005, somewhat later than expected, we

obtained the approvals necessary to contract directly with the US Government for National Security projects, a major achievement for a British-owned company. Our sales pipeline is now growing strongly and is focused around our expertise in data analytics, business process improvement and high-speed communications technologies.

Also in September 2005, we announced the appointment of a senior and talented board of Non-Executive Directors for our US business. General John Gordon (USAF, ret'd), former Homeland Security Advisor to President George W. Bush and former Deputy Director for Central Intelligence has become Chairman of our US Board. General Gordon is joined by Barbara McNamara, former Deputy Director of the National Security Agency and Ed Allen, former Deputy Assistant Director for Investigative Technologies at the Federal Bureau of Investigation.

Since achieving regulatory approval in September, our US business has commenced its first direct contract with a US National Security client and is also now well advanced in negotiations for additional engagements. In addition to building the sales pipeline, our US operation is now focused on the recruitment of talented staff to build the business. Our US business currently employs six staff and we expect this to increase to nearer 20 by the end of the financial year. Net investment into our US operation totalled £0.3 million during the first half and we expect to invest up to a further £0.7 million in the second half.

StreamShield Networks

StreamShield has made substantial progress in the critical areas of product development and sales during the first half. The StreamShield product solution, based around our CSG-3100 content security gateway, is now complete and delivers clean internet services including high speed web filtering, anti-virus, anti-spyware and anti-adware. StreamShield has filed four patents to protect the technology used in its products, and the Company has an on-going patent filing programme.

StreamShield's solution is currently being used to provide a commercial service by a managed security service provider. It is also being evaluated or trialled by four other companies including service providers and network equipment vendors in the UK and North America. Its initial trial in the consumer space with PlusNet, an innovative and rapidly-growing UK internet service provider started earlier this year and is progressing well. Following this, Inty, a UK-based business-to-business managed security service provider, announced a commercial web protection service based on StreamShield's products, to complement its existing email protection service. We are also now pleased to announce that testing by a large tier 1 European carrier commenced this month and we expect to undertake additional trials and commercial roll-outs through the second half of the year.

During the first half, StreamShield signed an agreement with BT to work together to investigate a security proposition for the service provider marketplace. BT has now completed market research into consumer and small business requirements for network-based security services and the findings of this research support

our clean internet proposition. BT Wholesale and StreamShield have signed a commercial heads of terms agreement to enable BT to resell StreamShield's products and services to its service provider customers.

Networking equipment vendors represent an important route to market for StreamShield and we are pleased therefore to announce that StreamShield has been accepted onto the Cisco Technology Developer Partner programme, subject to the successful completion of interoperability testing.

StreamShield has therefore achieved its principal short-term goals of completing the CSG-3100 development and commencing commercial roll-out although timescales have slipped from our original plans which in turn delays the anticipated breakeven date. The focus of the business is now shifting from product development to sales and the Board believes that, in order for StreamShield to fully capitalise on its strong position, it must scale quickly. We have therefore taken a decision to accelerate StreamShield's progress by increasing the size and geographic reach of its sales force and hence increase our planned investment for this financial year from the £3.0 million previously announced to £4.0 million, of which £1.8 million has been spent in the first half.

The very positive reaction of potential customers to StreamShield's proposition, coupled with significantly heightened industry interest in clean-internet solutions over the past six months, has enhanced our confidence in the market opportunity going forward. The Board is therefore considering what next steps are required to ensure that Detica capitalises fully on StreamShield's current global technology leadership position.

Financial review

Profits and margins

Group operating profit grew by 19% to £4.3 million and profit before tax grew by 18% to £4.6 million. In the core UK business, annualised revenues per head were up 6% on last year at £136,000 but increased staff costs resulted in a stable operating margin at 14.8% (2004: 14.9%).

The table below highlights the effect of our investments in Detica US and StreamShield Networks ('SSN') on Group profits and margins.

	6 months ended 30 September 2005				6 months ended 30 September 2004			
	Core UK	US	SSN	Group	Core UK	US	SSN	Group
	£'m	£'m	£'m	£'m	£'m	£'m	£'m	£'m
Revenue	43.5	-	-	43.5	32.3	-	-	32.3
Costs	(37.1)	(0.3)	(1.8)	(39.2)	(27.5)	(0.2)	(1.0)	(28.7)
Operating profit	6.4	(0.3)	(1.8)	4.3	4.8	(0.2)	(1.0)	3.6
Operating margin (%)	14.8%	-	-	9.8%	14.9%	-	-	11.1%
Profit before tax	6.8	(0.3)	(1.8)	4.6	5.1	(0.2)	(1.0)	3.9
Diluted EPS (pence)	24.9p	(1.5p)	(5.4p)	18.0p	16.5p	(0.9p)	(3.0p)	12.6p

Taxation

The Group's effective tax rate for the half was 14.6% (2004: 31.0%) and benefited from the impact of our initial claim for research and development tax credits. Ignoring the credit for the three previous years to 31 March 2005 (£0.6 million), the Group's effective tax rate would have been 28.0%.

Earnings per share

Diluted earnings per share grew by 43% in the period to 18.0p (2004: 12.6p). Adjusting for the impact of the prior year R&D claim, the growth was a more modest 21% to 15.2p.

Cash

The net cash position at 30 September 2005 remained strong at £18.0 million (2004: £16.1 million) despite our increased investments in the US and StreamShield and our acquisition of Extraprise UK. The annual cash generation profile of the Group still shows seasonality, primarily as a result of the spending profile of Government clients, generally resulting in stronger second half cash flows.

Dividends

The Board is pleased to announce an interim dividend up 19% to 2.5 pence per share. This will be paid on 10 January 2006 to shareholders on the register at the close of business on 9 December 2005, with an ex-dividend date of 7 December 2005.

Staff

We finished the first half with 694 staff (2004: 529) up 31% on the prior year and our current headcount is over 750. StreamShield accounted for 30 (2004: 23) and Detica US 2 (2004: nil) of the staff numbers respectively. Staff retention for the period showed a welcome improvement, with rolling 12-month fee-earner attrition to September 2005 falling to 19% from 23% for the 12-month period to March 2005.

Outlook

The Board is very pleased with the strong performance during the first half and the outlook for the full year is encouraging. Our Government business is performing particularly strongly and we expect our Commercial unit to improve its position as the full benefits of our focus on the TMT and Financial Services sub-sectors become apparent. In addition, the recent acquisitions of Extraprise and now Evolution should further enhance our position in the Commercial market.

Our US business shows significant promise with a building pipeline of sales and our first contract underway and is expected to contribute to profits next year. StreamShield has also made excellent progress and has undoubtedly achieved a technology leadership position in the global internet content security market.

To build on this, the Board has decided to invest further in StreamShield through the second half and is considering what next steps are required to ensure that Detica capitalises fully on StreamShield's current global technology leadership position.

In summary, the Group is trading well and our investments continue to show significant promise. The Board remains confident of another good year.

Tom Black
Chief Executive
28 November 2005

Consolidated Income Statement (unaudited)

	Note	2005 6 months ended 30 September £'000	2004 6 months ended 30 September £'000	2005 Year ended 31 March £'000
Revenue	2	43,466	32,311	70,210
Operating expenses	3	(39,193)	(28,710)	(61,879)
Operating profit	2	4,273	3,601	8,331
Finance income		396	347	718
Finance costs		(22)	-	-
Profit before tax		4,647	3,948	9,049
Tax expense	5	(681)	(1,222)	(2,937)
Profit for the period		3,966	2,726	6,112
Attributable to				
Equity holders of the parent		3,999	2,726	6,160
Minority interest		(33)	-	(48)
		3,966	2,726	6,112
Earnings per share	6			
Basic		18.4p	12.9p	28.8p
Diluted		18.0p	12.6p	28.1p
Dividends paid and proposed				
Dividends paid and recognised in the period		911	787	1,242

Dividend per share paid and recognised in the period	4.2p	3.7p	5.8p
Dividends proposed but not recognised in the period	547	455	911
Dividend per share proposed but not recognised in the period	2.5p	2.1p	4.2p

Consolidated Balance Sheet (unaudited)

	Note	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Assets				
Non-current assets				
Property, plant and equipment		7,008	4,365	5,739
Intangible assets	7	2,806	2,700	2,571
Deferred tax asset		1,569	1,244	1,177
		11,383	8,309	9,487
Current assets				
Inventories	8	1,175	519	920
Trade and other receivables	9	22,786	17,526	20,014
Cash and cash equivalents		18,015	16,075	21,501
		41,976	34,120	42,435
Total assets		53,359	42,429	51,922
Equity				
Share capital		447	447	447
Share premium		17,196	17,196	17,196
Capital redemption reserve		747	747	747
Retained earnings		20,785	12,824	16,569
Attributable to equity holders of parent company		39,175	31,214	34,959
Equity minority interests		(42)	-	(8)
Total equity		39,133	31,214	34,951
Liabilities				
Current liabilities				
Trade and other payables	10	13,974	10,741	16,153
Current income tax liabilities		252	474	818

Total liabilities	14,226	11,215	16,971
Total equity and liabilities	53,359	42,429	51,922

Consolidated Cash Flow Statement (unaudited)

	2005 6 months ended 30 September £'000	2004 6 months ended 30 September £'000	2005 Year ended 31 March £'000
Cash flows from operating activities			
Operating profit	4,273	3,601	8,331
Depreciation of property, plant and equipment	1,179	828	1,743
Loss on disposal of property, plant and equipment	-	-	101
Amortisation of intangible assets	12	-	-
Share-based payments	386	236	548
(Increase) / decrease in inventory	(255)	606	204
Increase in debtors and prepayments	(2,829)	(3,008)	(5,470)
(Decrease) / increase in creditors and accruals	(2,218)	(1,563)	3,035
Income tax paid	(1,142)	(816)	(869)
Net cash flows from operating activities	(594)	(116)	7,623
Cash flows from investing activities			
Purchase of property, plant and equipment	(2,448)	(1,517)	(3,907)
Acquisition of business	(247)	-	-
Interest received	453	347	692
Net cash flows used in investing activities	(2,242)	(1,170)	(3,215)
Cash flow from financing activities			
Dividends paid	(911)	(787)	(1,242)
Proceeds from disposal of own shares	275	408	555
Proceeds from issue of shares in subsidiary to minority interest	-	-	40
Interest paid	(22)	-	-
Net cash used in financing activities	(658)	(379)	(647)
Net (decrease) / increase in cash and cash equivalents	(3,494)	(1,665)	3,761
Cash and cash equivalents at 1 April	21,501	17,740	17,740
Effect of exchange rate changes on cash and cash equivalents	8	-	-
Cash and cash equivalents at end of period	18,015	16,075	21,501

Consolidated Statement of Changes in Shareholders' Equity (unaudited)

	Share Capital £'000	Share premium £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Total equity £'000
At 1 April 2004	447	17,196	747	10,180	28,570
Profit for the period	-	-	-	2,726	2,726
Dividend paid	-	-	-	(787)	(787)
Proceeds from disposal of own shares	-	-	-	408	408
Share-based payments	-	-	-	236	236
Tax on share options	-	-	-	61	61
Balance at 30 September 2004	447	17,196	747	12,824	31,214
Profit for the period	-	-	-	3,434	3,434
Dividend paid	-	-	-	(455)	(455)
Proceeds from disposal of own shares	-	-	-	147	147
Share-based payments	-	-	-	312	312
Tax on share options	-	-	-	307	307
Balance at 31 March 2005	447	17,196	747	16,569	34,959
Profit for the period	-	-	-	3,999	3,999
Dividend paid	-	-	-	(911)	(911)
Proceeds from disposal of own shares	-	-	-	275	275
Share-based payments	-	-	-	386	386
Tax on share options	-	-	-	499	499
Currency translation differences	-	-	-	(32)	(32)
Balance at 30 September 2005	447	17,196	747	20,785	39,175

Notes to the consolidated interim financial statements

1. Accounting policies

Basis of preparation

The Group has previously prepared its financial statements under UK generally accepted accounting principles ('UK GAAP'). For the year ended 31 March 2006, the Group is required to prepare its consolidated accounts in accordance with International Financial Reporting Standards ('IFRSs') adopted for use in the European Union.

The Group is required to apply all relevant standards and accounting policies

that are in force at the first reporting date. However as some of these policies are still subject to change, the Directors have made assumptions about the accounting policies expected to be applied when the first annual IFRS financial statements are prepared for the year ended 31 March 2006. These accounting policies are therefore subject to changes due to interpretation, new standards and guidance.

The full set of accounting policies under IFRS is detailed below. An explanation of how the transition to IFRSs has affected the reported financial results is provided in note 12. The accounting policies have been consistently applied to all periods presented.

The financial information contained in this interim statement does not amount to statutory financial statements within the meaning of section 240 Companies Act 1985. The financial information contained in this report is unaudited but has been reviewed by Ernst & Young LLP. The financial statements for the year ended 31 March 2005, from which information has been extracted, were prepared under UK GAAP and have been delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237 (2) or (3) Companies Act 1985.

Basis of consolidation

The Group accounts consolidate the accounts of Detica Group plc and all its subsidiary undertakings (together 'the Group') drawn up to 30 September 2005. The results of subsidiaries acquired are included from the date at which control passed to the Group.

Intangible assets

With the exception of goodwill, all intangible assets are stated at cost less accumulated amortisation and if necessary any accumulated impairment losses. Goodwill is carried at cost less any accumulated impairment losses.

Goodwill

Purchased goodwill arising on the acquisition of subsidiary undertakings is the difference between the fair value of the Group's interest in the net assets acquired and the fair value of consideration paid. Goodwill recognised under UK GAAP prior to the date of transition to IFRS (1 April 2004) is stated at net book value as at this date and no longer amortised. Goodwill is tested for impairment annually and when events or changes in circumstance indicate the carrying value may be impaired. It is carried at cost less accumulated impairment losses.

Research and development costs

Expenditure incurred in the development of software and hardware products, and their related intellectual property rights, is capitalised as an intangible asset only when:

- technical feasibility has been demonstrated;
- adequate technical, financial and other resources exist to complete the development, which the Group intends to complete and use;
- future economic benefits expected to arise are deemed probable; and
- the costs can be reliably measured.

Development costs not meeting these criteria are expensed in the income statement as incurred. Capitalised development costs are amortised on a straight line basis over their useful economic lives once the related software and hardware products are available for use.

Other intangible assets

Intangible assets acquired from a business acquisition are capitalised at fair value as at the date of acquisition and amortised over their useful economic life.

Intangible assets, other than development costs, created within the business are not capitalised and expenditure thereon is charged against profits in the period in which the expenditure is incurred.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is charged on the following bases to reduce the cost of the Group's tangible fixed assets to their net realisable values over the estimated useful lives at the following rates:

Leasehold premises	10% straight line
Office furniture and equipment	20% straight line
Computers, ancillary equipment and electronic test equipment	20-33% straight line

Impairment of assets

Goodwill arising on acquisition is allocated to cash-generating units. The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually and when events or changes in circumstance indicate that it might be impaired. Where the recoverable amount of the cash-generating unit is less than the carrying amount of goodwill, an impairment loss is recognised.

The carrying value of property, plant and equipment and intangibles other than goodwill is reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes direct project costs and staff costs plus attributable overheads based on a normal level of activity. Net realisable value represents the estimated selling price less costs of completion and the estimated costs necessary to make the sale.

Amounts recoverable on contracts

Amounts recoverable on contracts represent turnover recognised to date less amounts invoiced to clients. Full provision is made for known or anticipated project losses.

Deferred income

Deferred income represents amounts received in advance from clients less turnover recognised to date on support contracts.

Income tax

The charge for current taxation is based on the results for the period as adjusted for items which are non-assessable or disallowed.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in computation of taxable profit.

Deferred tax liabilities are recognised on all temporary differences except in respect of investments in subsidiaries where the Group is able to control the reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. The deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognised either to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised, or in the case of deferred tax on employee share options that appropriate tax credits will arise on employees' exercise of share options (see below). Their carrying amount is reviewed at each balance sheet date on the same basis.

In the UK, the Group is entitled to a tax deduction for amounts treated as remuneration on exercise of certain employee share options. As explained under 'Employee benefits' below, a remuneration expense is recorded in the Group's income statement over the period from the grant date to the vesting date of the relevant options. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Group's share price at the balance sheet date) with the

cumulative amount of the remuneration expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory rate, the excess is recorded directly in equity, against retained earnings. No remuneration charge is recorded in respect of options granted before 7 November 2002 which have not vested by 1 January 2005. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity against retained earnings.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset or liability is settled. This is based upon tax rates and laws enacted or substantively enacted at the balance sheet date.

Derivative instruments

The following policies for derivative instruments have been applied in the preparation of the Group's interim financial statements. For those policies that have changed on adoption of IAS 39 'Financial Instruments: Recognition and Measurement' on 1 April 2005, policies before and after adoption are given.

Derivative instruments - 1 April 2004 to 31 March 2005

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The Group's criteria for forward foreign currency contracts are:

- the instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;
- it must involve the same currency as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the Group's operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities or, where the instrument is used to hedge a committed, or probable, future transaction, gains and losses are deferred until the transaction occurs.

Derivative instruments - 1 April 2005 onwards

Derivatives such as forward foreign currency contracts are initially recognised at fair value on the date a contract is entered into and are subsequently re-measured at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The gain or loss on remeasurement is taken to the income statement except where the derivative is part of a designated cash flow hedge.

The effective portion of changes in the fair value of derivatives that are

designated and qualify as a cash flow hedge are recognised directly in equity, whilst the ineffective portion is recognised immediately in the income statement.

If the cash flow hedge results in the recognition of an asset or liability, then the associated gains or losses on the derivative that had previously been recognised in equity are included in the measurement of the asset or liability at the time the asset or liability is recognised. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period as the underlying transaction.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement in the year.

Foreign currency translation

Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Assets and liabilities of overseas companies are translated into sterling at the exchange rate prevailing on the balance sheet date. Income, expenditure and cash flows of overseas companies are translated at the average rate for the period. The exchange differences on the translation at closing rates of the overseas companies' net assets and the differences arising between the translation of profits at average and closing exchange rates are recorded as movements in the translation reserve.

Revenue

Revenue derived from professional fees billed to clients on a time and materials or fixed-price basis represents the value of work completed, including attributable profit, based on the stage of completion achieved on each project. For time and materials projects, revenue is recognised as services are performed. For fixed-price projects, revenue is recognised according to the stage of completion which is determined using the percentage-of-completion method based on the Directors' assessment of progress against key project milestones and risks, and the ratio of costs incurred to total estimated project costs.

Revenue from support contracts is spread evenly over the period of the support contract.

Revenue from the sale of products is recognised on delivery of the product to

the client.

Revenue from recharging to clients the cost of specialist managed subcontractors and the purchase of software or hardware for client assignments, together with associated mark-up, is recognised as these costs are incurred. Where the Group acts as agent in the transaction (that is, where it is not exposed to the majority of the benefits and risks associated with the transaction), only the mark up is recognised as Group revenue. No revenue is recognised in respect of travel and subsistence expenses recharged to clients.

Income is accrued where these revenue recognition policies result in the recognition of revenue before invoices are sent to clients. The cumulative impact of any revisions to the estimate of percentage-of-completion of any fixed-price contracts is reflected in the period in which such impact becomes known.

Employee benefits

Retirement benefits

The Group operates a defined contribution pension scheme for certain Directors and employees and makes contributions to a Group personal pension plan for the majority of employees. Pension costs are calculated annually and charged to the income statement as they arise.

Share-based payments

Certain employees (including Directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for rights over shares under the Group's Executive Share Option Scheme, Share Incentive Plan (together 'options') and Long-Term Incentive Plan ('LTIPs').

The total amount to be expensed over the vesting period of the options and LTIPs is determined by reference to the fair value at the date at which the options or LTIPs are granted and the number that are expected to vest. The fair value is determined by an external valuer using a Monte Carlo model in the case of options and Black-Scholes in the case of LTIPs. The assumptions underlying the number of options expected to vest are adjusted to reflect conditions prevailing at the balance sheet date. At the vesting date, the cumulative expense recognised in the income statement is adjusted to take account of the awards that actually vest.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of options and LTIPs and has applied IFRS 2 only to those awards granted after 7 November 2002 which had not vested by 1 January 2005.

Holiday accrual

In accordance with IAS 19 'Employee Benefits', accruals are made in respect of holiday entitlements that have accrued to employees but have not been taken at

the balance sheet date.

Employee share ownership trusts

The employee share ownership plan ('ESOP') trust, which purchases and holds ordinary shares of the Company in connection with employee share schemes, is consolidated in the Group financial statements. Any consideration paid or received by the ESOP trust for the purchase or sale of the Company's own shares is shown as a movement in shareholders' equity.

Lease commitments and hire purchase contracts

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. Operating lease incentives are recognised as a reduction in the rental expense over the lease term.

Dividends

Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

2. Segment information

The Group is organised into two primary business segments, namely the business of providing IT services and solutions and StreamShield, the internet content security business. These two business segments are the Group's primary reporting format for segment information.

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Revenue			
IT services and solutions	43,462	32,311	70,208
StreamShield	4	-	2
Total revenue	43,466	32,311	70,210
Operating profit / (loss)			
IT services and solutions	6,104	4,587	11,005
StreamShield	(1,831)	(986)	(2,674)
Total operating profit	4,273	3,601	8,331

The tables below provide additional disclosures of revenue and operating profit by geographical market.

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000

Revenue by destination			
United Kingdom	40,771	29,693	63,981
United States of America	2,492	1,743	4,796
Rest of Europe	203	712	1,072
Rest of World	-	163	361
	43,466	32,311	70,210
Revenue by origin			
United Kingdom	43,466	32,311	70,210
United States of America	-	-	-
	43,466	32,311	70,210
Operating profit / (loss) by origin			
United Kingdom	4,617	3,805	8,810
United States of America	(344)	(204)	(479)
	4,273	3,601	8,331

3. Operating expenses

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Staff costs - salaries	19,909	14,414	31,157
Staff costs - social security	2,130	1,573	3,253
Staff costs - pensions	1,469	1,125	2,366
Staff costs - share based payments	386	236	548
Project costs	6,500	4,464	10,187
Depreciation of property, plant and equipment	1,179	828	1,743
Amortisation of licenses	12	-	-
Operating lease expense	1,049	800	1,609
Other operating expenses	6,559	5,270	11,016
Total operating expenses	39,193	28,710	61,879

Research and development costs

Research and development costs consist of £1,601,000 (2004: £1,467,000) charged directly to the income statement. No development costs qualified for capitalisation in the period (2004: £nil).

Employee numbers

The number of employees (excluding Non-Executive Directors) during the period was as follows:

	2005 30 September Number	2004 30 September Number	2005 31 March Number
Revenue earners	569	444	461
Support staff	102	75	80
Average number of employees	671	519	541

Number of employees at period end	694	529	582

4. Share-based payments

The Group grants share incentives to employees in the form of options and LTIP awards under a number of incentive schemes. A description of each type of share-based payment can be obtained from the 2005 Annual Report.

During the period the Group granted 264,717 awards under the Group's LTIP scheme with an exercise price of 2p and 19,364 options with an exercise price of 808p. The options and LTIPs are exercisable in the period ended 31 March 2009 to 31 March 2016.

A charge of £386,000 (6 months to 30 September 2004: £236,000) has been made in the income statement to spread the fair value of the options and LTIPs over the three and four years service obligations of those incentives. The Group has taken advantage of the transitional provisions of IFRS 2 and has applied IFRS 2 only to those awards granted after 7 November 2002 which had not vested by 1 January 2005. In calculating the fair value of these incentives, the Group has used a Monte Carlo model in the case of options and Black Scholes in the case of LTIPs using the following inputs:

Expected option life	5 - 6 years depending on vesting period
Volatility	34% - 49% depending on date of grant
Risk free rate	3.6% - 5.2% depending on date of grant
Dividend yield	0.8% - 1.2% depending on date of grant

5. Tax

The charge for tax for the six months ended 30 September 2005 has been calculated based on the anticipated effective tax rate for the year ended 31 March 2006.

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
UK Corporation tax			
Current tax on income of this year	1,395	1,119	2,799
Adjustments in respect of prior years (see below)	(621)	22	22
	774	1,141	2,821
Deferred tax			
Deferred tax on income of this year	(93)	81	136
Adjustments in respect of prior years	-	-	(20)
	(93)	81	116
	681	1,222	2,937

The Group's effective tax rate for the half was 14.6% (2004: 31.0%) and benefited from the impact of our initial claim for research and development tax

credits. Ignoring the credit which relates to the three previous years to 31 March 2005 (£621,000), the Group's effective tax rate was 28.0%.

The impact of the share options tax credit, previously recorded as exceptional under UK GAAP, no longer appears in the income statement under IFRS as this is now gradually accrued as a deferred tax asset through the profit and loss reserve in line with changes in the Company's share price at each balance sheet date.. This was not previously reflected in the Group's provisional IFRS reconciliations published in May 2005. Further details are given in note 12.

6. Earnings per share

The calculation of earnings per share is based on the following:

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Profit attributable to shareholders	3,999	2,726	6,160
	Number of shares ('000)	Number of shares ('000)	Number of shares ('000)
Weighted average number of shares in issue	22,353	22,353	22,353
Weighted average shares held by the			
Employee Benefit Trust	(632)	(1,161)	(956)
Basic weighted average shares in issue	21,721	21,192	21,397
Dilutive effect of share options	542	515	526
Diluted weighted average shares in issue	22,263	21,707	21,923

7. Intangible assets

	Goodwill £'000	Licenses £'000	Total £'000
At 1 April 2004	2,829	-	2,829
Utilisation of tax losses	(129)	-	(129)
At 30 September 2004	2,700	-	2,700
Utilisation of tax losses	(129)	-	(129)
At 31 March 2005	2,571	-	2,571
Acquisition of Extraprise	197	50	247
Amortisation	-	(12)	(12)
At 30 September 2005	2,768	38	2,806

On 1 April 2005, the Group acquired the assets and trade of Extraprise UK Limited for total consideration of £247,000. As part of the acquisition, licenses of £50,000 were acquired with a useful life of two years. The remaining excess of purchase consideration over fair value of net assets acquired of £197,000 has been capitalised as goodwill and is attributable to anticipated synergies and the value of the workforce. No cash was acquired.

Goodwill has been allocated to cash-generating units and is tested annually for impairment. As at 30 September 2005, no impairment losses have arisen.

8. Inventories

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Work in progress	1,175	519	920

9. Trade and other receivables

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Trade receivables	13,757	10,399	15,198
Prepayments and accrued income	1,746	1,670	1,044
Amounts recoverable on contracts	6,948	5,163	3,454
Other receivables	335	294	318
	22,786	17,526	20,014

10. Trade and other payables

	2005 30 September £'000	2004 30 September £'000	2005 31 March £'000
Trade payables	2,762	2,978	3,572
Accruals	4,970	3,039	5,622
Deferred income	661	350	595
Payments received on account	1,613	1,502	2,515
Social security and other taxes	3,968	2,872	3,849
	13,974	10,741	16,153

11. Post balance sheet events

The Group announced today that terms have been agreed for the acquisition of the fully diluted share capital of Evolution for approximately £8.5 million in cash subject to a limited adjustment up or down once Evolution's working capital at completion has been determined. The acquisition is subject to the satisfaction

of certain pre-conditions which relate principally to the re-registration of Evolution as a private company and there having been no material adverse change in the business prior to completion. Completion is expected to take place in January 2006. The total acquisition cost, including fees and a working capital adjustment, is expected to be approximately £9.5 million.

In its audited accounts for the year ended 31 August 2005, Evolution reported revenues of £8.8 million, operating profits before exceptional items of £0.7 million and profits before tax of £0.6 million, and, as at that date, it had gross assets of £3.4 million and net assets of £1.7 million.

In October 2005 the Group acquired the assets and trade of a small company that provides specialist electronic products to the National Security market for a consideration of up to £0.6 million in cash. The business reported revenues of £0.4 million and profits after tax of £0.1 million in its financial year ending 31 December 2004. Consideration of £0.3 million was paid on completion and a second instalment of £0.3 million will be paid in 2008 if certain conditions are met.

12. Explanation of transition to IFRS

In accordance with IFRS 1 'First-time Adoption of International Financial Reporting Standards' the Group is required to present reconciliations of its equity at the date of transition to IFRS (1 April 2004), at the previous year's interim date (30 September 2004), and at the date of the most recent annual financial statements (31 March 2005) (see note 12b). Reconciliations of the Group's profit for the period ended 30 September 2004 and the year ended 31 March 2005 are also required (see note 12a).

There was no effect on the underlying cash generation and expenditures of the Group, however there were some presentational changes on the adoption of IAS 7 ' Cash Flow Statements'.

12a. Effect of IFRS adoption on profit for the prior periods

	Note	6 months to 30 September 2004 £'000	Year ended 31 March 2005 £'000
Profit for the period reported under UK GAAP		2,913	6,871
Share-based payments	A	(69)	(319)
Holiday accrual movement	B	74	(66)
Goodwill amortisation	C	326	653
Tax movement on share options (note (i))	D	(367)	(741)
Deferred tax on holiday pay accrual	D	(22)	20
Utilisation of tax losses	D	(129)	(258)
Profit for the period reported under IFRS		2,726	6,160

12b. Effect of IFRS adoption on equity

	Note	1 April 2004 £'000	30 September 2004 £'000	31 March 2005 £'000
Total equity reported under UK GAAP (note (ii))		26,844	29,881	33,140
Goodwill amortisation	C	-	326	653
Dividends payable	E	792	455	911
Holiday pay accrual	B	(532)	(456)	(598)
Deferred tax asset - share based payments (note (i))	D	1,306	1,000	932
Deferred tax asset - holiday pay accrual	D	160	137	179
Utilisation of tax losses	D	-	(129)	(258)
Total equity reported under IFRS		28,570	31,214	34,959

(i) An adjustment relating to deferred tax on share options has been made to the provisional IFRS figures included in the 2005 Annual Report, as a result of a change in the interpretation of IAS 12 'Income taxes'.

(ii) Total equity under UK GAAP has been adjusted to reflect UITF 38 ' Accounting for ESOP trusts' and UITF 17 'Employee Share Schemes'. Further details are provided in the 2005 Annual Report.

12c. Explanatory notes to the IFRS adjustments

Transitional arrangements upon first time adoption of IFRS (IFRS 1)

IFRS 1 'First-time Adoption of International Financial Reporting Standards' sets out the transition rules, which must be applied, when IFRS is adopted for the first time. The standard sets out certain mandatory exemptions to retrospective application and certain optional exemptions. The most significant optional exemptions available and taken by the Group are as follows:

- The Group has elected not to apply retrospectively the provisions of IFRS 3 'Business Combinations', to acquisitions that occurred prior to the Group's transition date of 1 April 2004 (namely the acquisition of Rubus in August 2003); and

- The Group has elected not to apply the provisions of IFRS 2, Share-based Payments, to share options granted on or before 7 November 2002 which had not vested on or before 1 January 2005.

- The Group has elected not to apply IAS 39, Financial Instruments, to the comparative period.

The adjustments between UK GAAP and IFRS for the six month period to 30

September 2004 and the year ended 31 March 2005 are detailed below.

A. Share-based payments (IFRS 2)

An additional charge of £69,000 for the period ended 30 September 2004 (year ended 31 March 2005: £319,000) has been made in the IFRS income statement to spread the fair value of share options and LTIPs over the three and four year service obligations of those incentives. In calculating the fair value of options, the Group has used a Monte Carlo model with the inputs detailed in note 4 above. LTIPs have been valued on the basis of a Black-Scholes model using the same inputs.

B. Holiday accruals (IAS 19)

Accruing for holiday pay was not required under UK GAAP but is required under IFRS. A credit of £74,000 (year ending 31 March 2005: charge of £66,000) relating to the movement in holidays that have accrued to employees but have not yet been taken at the balance sheet date is recorded in the IFRS profit and loss account reconciliation.

C. Goodwill (IAS 36)

Under IFRS, goodwill has an indefinite life and is only written down when an annual impairment test suggests that the carrying value is overstated. The Rubus goodwill amortisation charge of £326,000 for the period to 30 September 2004 (year ended 31 March 2005: £653,000) under UK GAAP is reversed under IFRS following an annual impairment review of the Rubus goodwill.

D. Taxation effect of IFRS adjustments (IAS 12)

Under IAS 12 the following tax adjustments are required and result in a £518,000 net increase in the tax charge for the period ended 30 September 2004 (year ended 31 March 2005: £979,000):

- the tax impact of brought forward Rubus losses amounting to a credit of £129,000 for the period ended 30 September 2004 (year ended 31 March 2005: £258,000) in the UK GAAP tax charge is treated under IFRS as a reduction in Rubus goodwill;

- a deferred tax asset is established for the holiday pay accrual; and

- the temporary difference between the recognition of the IFRS 2 charge for share based payments and the Group's expected future tax deduction under UK tax legislation ('Schedule 23') is established as a deferred tax asset under IFRS calculated by reference to the intrinsic value of all unexercised share options at each balance sheet date (including those issued prior to November 2002 and not otherwise valued under the IFRS transitional arrangements). The resultant credit in the tax charge is restricted to the tax effect of the cumulative IFRS 2 charge with the difference credited directly to the profit and loss reserve. This restriction also impacts the Schedule 23 tax

credit previously recorded as an exceptional tax credit in the income statement under UK GAAP. The resulting additional tax charge in the IFRS income statement for the period to 30 September 2004 is £367,000 (year ended 31 March 2005: £741,000). This latter adjustment was not recorded in the Group's provisional IFRS reconciliations published in May 2005.

E. Dividends (IAS 10)

Dividends are not adjusting post-balance sheet events under IFRS and can only be accrued if they have been formally approved at the balance sheet date.

Detica Group Plc - Holding(s) in Company

Detica Group Plc
14 December 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company	2. Name of shareholder with a major interest
DETICA GROUP PLC	STANDARD LIFE INVESTMENTS
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
N/A	VIDACOS NOMINEES

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)	7. Number of shares/ amount of stock disposed	8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)
N/A	N/A	300,000	1.34%

9. Class of security	10. Date of transaction	11. Date listed company informed
Ord 2p shares	7-12-05	13-12-05

12 Total holding following this notification	13 Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)
709,268	3.173%

14 Any additional information	15 Name of contact and telephone number for queries
	John Woollhead 01483 816900

16 Name and signature of duly authorised officer of the listed company responsible for making this notification

John Woollhead
Company Secretary____________________________

Date of notification 13.12.05

This information is provided by RNS
The company news service from the London Stock Exchange

Detica Group Plc - Director/PDMR Shareholding

Detica Group Plc
21 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Detica Group plc

....

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) above

....

3. Name of person discharging managerial responsibilities/director

Thomas Joseph Black

....

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Holding is beneficial

....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary 2p shares

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Vidacos Nominees ltd

....

....

8 State the nature of the transaction

Sale of 100,000 shares

....

....

9. Number of shares, debentures or financial instruments relating to shares acquired

None

....

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

None

....

11. Number of shares, debentures or financial instruments relating to shares disposed

100,000

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.45%

....

13. Price per share or value of transaction

£12.05

....

14. Date and place of transaction

London 21-12-05

....

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,242,836 5.56%

....

16. Date issuer informed of transaction

21-12-05

....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

....

18. Period during which or date on which it can be exercised

N/A

....

19. Total amount paid (if any) for grant of the option

N/A

....

20. Description of shares or debentures involved (class and number)

N/A

....

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

....

22. Total number of shares or debentures over which options held following notification

N/A

....

23. Any additional information

N/A

....

24. Name of contact and telephone number for queries

Cass Helstrip - Financial Dynamics   0207 269 7214

....

Name and signature of duly authorised officer of issuer responsible for making notification

John Woollhead

....

Date of notification

21.12.05

....

END

Detica Group Plc - Completion of Acquisition

Detica Group Plc
03 January 2006

3 January 2006

Detica Group plc

Completion of Acquisition of

Evolution Consulting Group Limited

Detica Group plc ('Detica') announces that its offer to shareholders in Evolution Consulting Group Limited ('Evolution') has today been declared unconditional in all respects. Acceptances have to date been received from holders of approximately 98.7 per cent. of Evolution's shares. The offer remains open until 9 January 2006, after which Detica intends to issue notices under the provisions of the Companies Act 1985 compulsorily to acquire the Evolution shares it does not then own. Detica will also today extend proposals to holders of options over Evolution shares to receive cash consideration for the exercise of their options.

For further information, please contact:

Detica Group plc Tom Black, Chief Executive Mandy Gradden, Finance Director	01483 816 000
Amethyst Corporate Finance PLC Andy Margetts	020 7936 9191
Financial Dynamics Edward Bridges / Cass Helstrip	020 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

Detica Group Plc - Holding(s) in Company

Detica Group Plc
03 March 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company	2. Name of shareholder with a major interest
DETICA GROUP PLC	Lloyds TSB Group plc
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
N/A	20,715 Lloyds TSB Private Banking 1,144,380 Scottish Widows Investment Partnership

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)	7. Number of shares/ amount of stock disposed	8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)
Not advised	N/A	N/A	N/A

9. Class of security	10. Date of transaction	11. Date listed company informed
Ord 2p shares	N/A	03.03.06

12 Total holding following this notification	13 Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken

	into account when calculating percentage) 86
1,165,095	5.212%
14 Any additional information	15 Name of contact and telephone number for queries
	John Woollhead
	01483 816900

16 Name and signature of duly authorised officer of the listed company responsible for making this notification

John Woollhead

Company Secretary________________________

Date of notification 03.03.06

Detica Group Plc - Notice of Results

Detica Group Plc
07 March 2006

7 March 2006

Detica Group plc

Notification of Results Date

Detica Group plc (LSE: DCA.L), the specialist IT consultancy, will announce its preliminary results for the year ended 31 March 2006 on Monday 5 June 2006.

A briefing for analysts will be held at 9.30am.

Enquiries:

Edward Bridges / Cass Helstrip
Financial Dynamics
Tel: 020 7831 3113

Companies House
— for the record —

Bulk List.

RECEIVED 5/3/06
2006 AUG 16 P 4: cdrom
520 pgs.
CORPORATE FINANCE

Company Name
DETICA GROUP PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals

Company Type
Public Limited Company

Company Number
3328242
Information extracted from Companies House records on
18th February 2006

Section 1: Company details

COMPANIES HOUSE

Ref: 3328242/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Priestley Road Surrey Research Park Guildford Surrey GU2 7YP**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Surrey Research Park Guildford Surrey GU2 7YP**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Surrey Research Park Guildford Surrey GU2 7YP**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 3328242

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** John Andrew WOOLLHEAD **Address** 23 Ruxley Ridge Claygate Esher Surrey KT10 0HZ	Name ____________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________________ ____________________ ____________________ UK Postcode ____ ___ Date of change __ / __ / ____ Date John Andrew WOOLLHEAD ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Christopher BANKS **Address** Copyhold Lock Lane Partridge Green West Sussex RH13 8EF **Date of birth** 04/03/1950 **Nationality** British **Occupation** Chartered Accountant	Name ____________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________________ ____________________ ____________________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____________________ Occupation ____________________ Date of change __ / __ / ____ Date John Christopher BANKS ceased to be director (if applicable) __ / __ / ____

Company Number - 3328242

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Dr Thomas Joseph BLACK BSC DPHIL MIEE CENG **Address** Nursted Barns Buriton Petersfield Hampshire GU31 5RW **Date of birth** 14/12/1959 **Nationality** British **Occupation** Consulting Engineer	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Dr Thomas Joseph BLACK BSC DPHIL MIEE CENG ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Christopher John CONWAY **Address** 32 Pensford Avenue Richmond Surrey TW9 4HP **Date of birth** 03/11/1944 **Nationality** Irish **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Christopher John CONWAY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Amanda Jane GRADDEN **Address** Flat 2 10A Market Mews London W1J 7BZ **Date of birth** 04/03/1968 **Nationality** British **Occupation** Chartered Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Amanda Jane GRADDEN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Mark David MAYHEW **Address** Ashdown House Miles Lane Cobham Surrey KT11 2EA **Date of birth** 20/09/1959 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Mark David MAYHEW ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINARY 2p SHARES.

Number of shares issued: 22,352,733

Aggregate Nominal Value of issued shares: £447,054.66

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 22,352,733

Aggregate Nominal Value of issued shares: £447,054-66.

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☑ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 05/03/2005

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 3328242

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3328242

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 3328242

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 08 / 03 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *5/3/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **5th March 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JOHN WOOLLHEAD

Telephone number *inc code*: 01493 816900

Address: REGISTERED OFFICE

DX number *if applicable*: __ __ __ __ __ __

DX exchange

Postcode __ __ __ __ __ __ __

FORM ML8
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 3328242

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636
SEARCH ROOM CUSTOMERS – ASK AT THE COUNTER

Detica Group Plc - Final Results

Detica Group Plc
05 June 2006

5 June 2006

Detica Group plc

Preliminary results

For the year ended 31 March 2006

Detica Group plc. ('Detica', 'the Company' or 'the Group'), the specialist IT consultancy, today announces preliminary results for the year ended 31 March 2006.

Key points:

- Revenue up 45% (38% organic) to £101.5 million (2005: £70.2 million)
  - Government up 50% (49% organic) to £68.5 million
  - Commercial up 34% (17% organic) to £32.8 million

- Strong profit before tax ('PBT') performance
  - Adjusted* core UK PBT up 38% to £16.8 million
  - Adjusted* Group PBT up 30% to £11.8 million after net investments of £4.0 million in StreamShield and £1.0 million in Detica Inc
  - Adjusted* diluted earnings per share up 54% to 43.3 pence (2005: 28.1 pence) including the impact of R&D tax credits (or up 36% excluding the

impact of prior year R&D tax credits)

- Proposed final dividend of 5.5 pence (2005: 4.2 pence) making a total for the year of 8.0 pence (2005: 6.3 pence), an increase of 27%
- Bonus share issue of 4 for 1 proposed
- Three acquisitions completed in the year and all performing well
- US regulatory approvals received for Detica Inc, strong US board appointed, four contracts signed, sales pipeline building well
- Continued progress with StreamShield Networks with three commercial deployments, several trials in progress, sales pipeline building.

* Adjusted profit before tax and earnings per share is stated before deducting the amortisation of acquired intangibles of £141,000 (2005: £nil) and, following the reclaim of previously unrecognised acquired tax losses of £224,000 (2005: £258,000), the corresponding charge for the impairment of Rubus goodwill. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

Commenting on these results, Dr Tom Black, Chief Executive of Detica said today:

'We are delighted with the performance of the Group over the past year.

The organic growth of our UK core business was very strong and was supplemented by the successful integration of our three acquisitions. Whilst National Security and TMT stand out as exceptional growth sectors, Public Sector and Financial Services have also both delivered healthy levels of growth.

It was against this strong core UK business performance that Detica continued its investment in StreamShield last year. Although the procurement cycles of major carriers are lengthy, the quantity and quality of opportunities in the sales pipeline and the universally positive market feedback from customers is encouraging. The Board has now concluded that, to accelerate its sales and marketing activities, StreamShield requires a further cash injection and has decided to explore raising external investment for the next stage of StreamShield's development.

Our US business made good progress, having achieved regulatory approval to contract directly with the US government and winning its first four contracts. The Board remains convinced that the US holds great promise for the future and the business enters the new financial year with good momentum.

The outlook for the Group is positive and we expect to perform well in the coming year.'

For further information, please contact:

Detica Group plc	020 7831 3113 (5 June 2006)
Tom Black, Chief Executive	01483 816 000 (thereafter)
Mandy Gradden, Finance Director	
Financial Dynamics	020 7831 3113
Edward Bridges	
Cass Helstrip	

Business review

Introduction

Detica has delivered an excellent performance for the year to 31 March 2006. We achieved significant increases in both revenue and profits, completed three acquisitions and made good progress in building our new operation in the US. StreamShield Networks, our internet content security business, has also achieved a number of key milestones and is now embarked on commercialising its offering.

Group revenues increased by 45% to £101.5 million (2005: £70.2 million) driven by both accelerating organic growth and the impact of in-year acquisitions. On an organic basis, Group revenues grew by 38% to £96.7 million. We have now grown

both Group revenues and profits for more than ten consecutive years, with revenues having grown by an average of 31% per annum over the last five financial years.

Our profit performance was also highly satisfactory with adjusted* Group profit before tax increasing by 30% to £11.8 million (2005: £9.0 million). Our increased net investments of £4.0 million in StreamShield and £1.0 million in our US business resulted in an adjusted* operating margin of 10.9% (2005: 11.9%). On a like-for-like basis the operating margin of the core UK business remained exactly the same as the previous year at 16.7%, although following our acquisition of Evolution and the adoption of IFRS, the adjusted core UK operating margin was 15.9% (2005: 16.4%).

We continue to experience strong demand from clients across our chosen markets of National Security, Public Sector, Financial Services and Technology, Media and Telecoms ('TMT'). In each market, our specialism in Information Intelligence and our breadth of services ranging from business consulting to technology implementation is enabling us to take on mission-critical projects for our clients and take market share from our competitors.

Detica UK

Our core UK business delivered an excellent performance, with strong demand across our markets, led by TMT and National Security. As a result, revenue grew 44% to £101.3 million (2005: £70.2 million). Excluding acquisitions, the UK business grew organically by 38% to £96.5 million.

Notwithstanding this robust organic growth, acquisitions have also played an important strategic role in the UK business. This year we successfully integrated the Extraprise acquisition from April 2005 and the small National Security products business we bought in October 2005. The integration of Evolution Consulting, which we acquired in January 2006, is now also largely complete.

We have also delivered on our objective of improving staff retention, with staff turnover falling to 14% for the year (2005: 23%).

Notes

- This Business Review and Financial Review is an extract from that presented in the Group's Annual Report and Accounts approved by the Board on 2 June 2006.

- All figures in this report are presented under IFRS with the appropriate restated comparatives.

- The financial and non-financial performance indicators described in this report are used by the Directors to monitor the performance of the business on an ongoing basis.

- * Adjusted profit before tax and earnings per share is stated before deducting the amortisation of acquired intangibles of £141,000 (2005: £nil) and, following the reclaim of previously unrecognised acquired tax losses of £224,000 (2005: £258,000), the corresponding charge for the impairment of Rubus goodwill. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

Government business

Our Government business continued its excellent performance from the first half, with revenues increasing by 50% to £68.5 million (2005: £45.7 million) or by 49% on an organic basis.

National Security

Revenues from National Security clients include those from the defence, intelligence and counter organised crime sectors and these markets showed continued strength. This area of our business maintained its strong growth track record, increasing revenues by 51% to £57.5 million (2005: £38.1 million).

Our relationship with Her Majesty's Revenue and Customs ('HMRC') has continued to develop well and HMRC is now the Company's largest account. We have delivered a number of successful projects under the framework contract with HMRC that we announced in 2004 and which is yielding revenues in excess of our initial expectations. An example of these project successes is the delivery of a new system to enable HMRC to prioritise its investigations of incoming freight to

the UK. The system has delivered a major return on investment for HMRC, despite only being in operation for five months.

This year we have also made progress in developing our defence market position, increasing the proportion of systems integration work alongside our traditional client-side system procurement role. For example, we were awarded a contract worth approximately £2.0 million to develop new data mining techniques to support the MoD's Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) capabilities.

Our communications products business remains an important part of our National Security business, and contributed £13.9 million (2005: £9.1 million) to the total of £57.5 million of National Security revenues, an increase of 53% on last year.

Looking forward, we expect National Security market conditions to remain favourable in the face of ongoing international geopolitical instability and the domestic focus on counter terrorism and the prevention of organised crime.

Public Sector

Turning to other government markets, the Public Sector also performed well, with revenues increasing by 42% to £10.9 million (2005: £7.7 million).

We have a focus in this market place on central government departments and have strong relationships in place with clients such as the Home Office, the Department for Transport and Royal Mail Group. This year, Capgemini also became a client and we are now providing additional services to HMRC through their Aspire contract. In addition, we have won a prime contractor position on the Office of Government Commerce's Catalist cross-government procurement catalogue.

The recently published 'Transformational Government' paper is increasingly influencing Government strategy and investment in IT, particularly in areas such as the sharing of data and services across Government organisations. We are supporting the implementation of this strategy in a number of areas including, for example, our management of the Single Non Emergency Number (SNEN) programme, a contract win that we announced in our interim results in November 2005. This

programme involves integrating call-centre services across police and local authorities to create a single consolidated and efficient service. The programme is expected to run for three years and will generate revenues to Detica of more than £1.0 million in the first year.

Fraud reduction is another target area for cost saving in Government and we are experiencing strong interest in our NetReveal fraud detection solution. The solution has already been implemented by one Government client and is under evaluation by a number of others.

Commercial business

Our Commercial business performance was also good, with revenues increasing by 34% to £32.8 million (2005: £24.5 million) or 17% on an organic basis.

TMT

TMT continued its excellent performance from the first half, growing revenues by 110% to £15.9 million (2005: £7.6 million). The business continued to diversify its account base whilst enhancing relationships with key clients such as Vodafone and BT. Autotrader (part of Guardian Media Group), Sony and Disney became new clients in the year.

Two key trends are driving demand in TMT. The first is the industry's focus on timely, accurate and complete Management Information ('MI') to support growth and efficiency in a market which is experiencing slower revenue growth. This MI is being used to address opportunities in the areas of customer lifetime value analysis, revenue enhancement, asset optimisation and performance management. The second trend is the long-anticipated convergence of the telecoms, media and entertainment markets, with media and technology companies increasingly offering a portfolio of content and communications services directly to consumers. This direct customer relationship brings with it additional demands for customer management and customer intelligence, coupled with requirements for new capabilities such as marketing automation.

These trends are being reflected in the types of projects we are undertaking across the TMT market. As an example, Detica was asked by Vodafone to assist

with the development of an IMO (Information Management Organisation) to support retention strategies by providing a more consistent view of its customers. Another example is a major marketing automation project we won during the year to support a client in developing and managing direct relationships with millions of consumers.

During the past year we have also significantly strengthened our relationship with BT. We have been successful in working together with Openreach to tackle the challenges arising from the Ofcom Telecoms Strategic Review ('TSR') and have helped them to achieve their first major delivery in this area. Openreach is a new business, established by BT as a result of the TSR, to enable local loop unbundling and ensure open competition in the broadband and retail fixed-line markets.

Financial Services

Our Financial Services business increased revenues by 48% to £14.5 million (2005: £9.8 million) or, on an organic basis, by 13%. The acquisition of Evolution has more than doubled the size of our Financial Services business and has increased our market reach to include the capital markets sector in addition to our existing retail banking and insurance business. Significant clients now include UBS and Lehman Brothers in capital markets, Nationwide Building Society and HBOS in retail banking and CFS, Aspen Re and the Insurance Fraud Bureau in the insurance sector.

In retail banking, our clients' interests have remained relatively similar to prior years with a focus on regulatory control and risk management, customer management and fraud prevention. As an example we recently commenced a new project for HBOS to define the business case for the development of a retail data warehouse.

In insurance, we have been awarded a contract by Aspen Re to improve the business processes surrounding insurance risk analysis. Also in insurance, we successfully delivered a major insurance application for esure where, having previously delivered a service-orientated architecture to this client, we partnered with them to deliver the entire online insurance solution for their new 'Sheilas' Wheels' product in a tight six-month time frame.

In the capital markets sector, regulatory control remains key, as does the

long-term demand for trading system efficiency, with the attendant need for speed in market modelling, risk management and pricing.

Corporate Accounts

Revenues from our Corporate Accounts clients declined, as expected, to £2.5 million (2005: £7.1 million). This reflects our previously stated strategy of focusing our Commercial business in the Financial Services and TMT sectors.

Innovation and intellectual property

Our Technology Innovations Group ('TIG') has continued in its role of developing new consulting propositions and reusable know-how and software to support the development of the core business. Much of the TIG's focus during the year was in the area of fraud management, where we have developed a unique and highly effective technique for detecting and prosecuting collusive fraud.

Our fraud solution comprises a set of novel algorithms and reusable software components developed in-house, combined with a package of business and technical consulting services. The solution, which we are marketing under the name NetReveal, forms the core of our insurance industry fraud managed service and has already been sold to a number of other clients. We expect NetReveal to be an ongoing driver of future growth in our core business.

The TIG is also playing a leading role in developing the specialist information intelligence skills our people require and this year it has established its own training facility. The Datalab Academy will train 60 graduates over the next year.

Acquisitions

We made three acquisitions last year.

At our preliminary results last year we reported that in April 2005 we acquired the assets of Extraprise UK for £0.2 million. Extraprise UK was a consultancy and systems integrator focusing on the CRM market and was integrated immediately into our Commercial business. 35 staff joined Detica as a result of the acquisition, making a positive contribution to the development of our rapidly growing, business consulting capability and strengthening our business intelligence and analytical CRM skills base.

At the half year we announced the acquisition of a small products business in the National Security market for a consideration of £0.6 million. This acquisition is providing us with access to new National Security clients and is delivering growth and margins in line with our broader National Security business.

The largest acquisition of the year was of Evolution Consulting Group, which was completed in January 2006 for a consideration, including fees, totalling £9.5 million. Evolution is a consultancy and systems integrator focusing on the capital markets sector. In its last full year to 31 August 2005 prior to acquisition, it generated revenues of £8.8 million and profits before tax and exceptional items of £0.7 million.

The acquisition is an excellent strategic fit with our existing Financial Services business which has traditionally focused on the insurance and retail banking sectors. The two businesses have been fully integrated under a single management team, led by former Evolution CEO, Steve Mitchell and housed at Evolution's offices in the City. Cross-selling of each business' propositions and interchange of staff into the other's markets is well underway and we are making good progress in achieving cost synergies and in improving day rates.

Detica Inc

Detica Inc has made significant progress during the year in establishing the necessary infrastructure to operate in the US National Security market and in building its sales pipeline. In September 2005 it obtained the approvals necessary to contract directly with the US Government for National Security projects, a major achievement for a British-owned start-up company.

Also in September 2005, we announced the appointment of a senior and talented board of Non-Executive Directors. General John Gordon (USAF, retired), former

Homeland Security Advisor to President George W Bush and former Deputy Director for Central Intelligence has become Chairman of the US Board. General Gordon is joined on the US Board by Barbara McNamara, former Deputy Director of the National Security Agency and Ed Allen, former Deputy Assistant Director for Investigative Technologies at the Federal Bureau of Investigation.

Since the establishment of Detica Inc, the Group services US clients via two channels; through Detica Inc and through Detica UK (via our National Security unit - see commentary above). Overall, revenues from US National Security clients grew by 27% to £6.0 million, with Detica Inc contributing £0.1 million of this since it began trading in the later stages of the year.

Since September 2005, Detica Inc has won four contracts across three US Government clients. The contracts cover a range of service types, including advanced data analytics, organisational design and process improvement and the delivery of advanced communications products. In addition to these contract wins, the sales pipeline is continuing to develop well.

We have also made good progress in the recruitment of our US team and now have 19 staff based in Columbia, Maryland, who will be housed in new dedicated offices from July 2006. The team will include graduate hires whose training programme will include spending time in the UK at our new Datalab Academy.

StreamShield Networks

StreamShield has achieved a number of key milestones during the year and is now embarked upon commercialising its offering. The StreamShield clean internet solution, which comprises the CSG-3100 content security gateway, StreamShield Server software and StreamShield.Net threat update service, was completed during the year. The solution offers wide-ranging threat protection capabilities, including anti-virus and web filtering with anti-spyware and anti-adware, within service providers' and carriers' high-speed networks. The solution is proving highly effective in its initial commercial deployments and trials. StreamShield has continued its strategy of formally protecting its intellectual property rights, filing seven patents to date covering the unique operation and design of the solution.

Our relationship with Cisco is developing well. The CSG-3100 has successfully completed interoperability testing with Cisco network infrastructure equipment

and StreamShield has been formally accepted onto the Cisco Technology Developer Partner programme. In addition, the StreamShield solution has been incorporated into Cisco's US Telecoms Solutions Laboratory.

During the year we released a version of the solution incorporating a broad range of features aimed at Managed Security Service Providers ('MSSPs'). Two MSSPs, intY and Email Systems, are using StreamShield's technology as part of their internet-based protection service aimed at business and education customers and we are in dialogue with several other organisations of this type.

PlusNet has successfully trialled the StreamShield solution and, at the end of the financial year, purchased equipment for a first phase network implementation to allow it to test market a range of protection and parental control services to its business and residential customers.

Most significantly, the StreamShield solution has been under evaluation at a large European carrier for several months and it is anticipated that this will transition to a network-based trial shortly. In addition, StreamShield has responded to a number of tenders for network-based protection services and is working on a range of such opportunities with large US and European-based carriers. As a result, it is expected that a number of other trials with carriers will commence in the coming months. Although the procurement cycles of major carriers are lengthy, the quantity and quality of opportunities in the sales pipeline and the universally positive feedback from potential customers is encouraging.

Over the last six months, the Board has been considering how to ensure that Detica capitalises on StreamShield's clear and continuing global technology leadership position. The Board has now concluded that, to accelerate its sales and marketing activities, StreamShield requires a further cash injection and has decided to explore raising external investment for the next stage of StreamShield's development.

People

We invested significantly during the year in developing our people proposition, improving areas such as project allocation, staff communications and our equity incentives programme. As a result, we achieved a substantial improvement in staff retention, with staff turnover falling to 14% (2005: 23%), below our

long-run average of 15%. This is a particularly pleasing result, given the ongoing strength of the recruitment market and the valuable skills and capabilities of our people.

We have also strengthened our HR team with the recruitment of Steve Bright as Group HR Director and the addition of experienced new HR team members to focus on areas such as senior recruitment, learning and development and remuneration. The new team will focus on improving our people proposition still further, such that we can continue to attract and retain the talent we need to sustain rapid organic and acquisitive growth in the future.

The average number of staff employed by the group increased by 39% to 751 (2005: 541). We completed the year with 937 staff which has increased to over 975 at the time of writing. The recruitment pipeline remains strong and we continue to select only the most able candidates to join the business.

The future

We are delighted with the performance of the Group over the past year.

The organic growth of our UK business was very strong and was supplemented by the successful integration of our three acquisitions. Whilst National Security and TMT stand out as exceptional growth sectors, Public Sector and Financial Services have also both delivered healthy levels of growth. We continue to invest in IP to differentiate our offering to clients with notable success last year with our NetReveal fraud detection offering.

It was against this strong core business performance that Detica continued its investment in StreamShield last year. Although the procurement cycles of major carriers are lengthy, the sales pipeline is growing steadily and the market feedback received is universally positive. This, coupled with its clear and continuing technology leadership, means that the Board remains confident of StreamShield's ultimate success. The Board has now concluded that, to accelerate its sales and marketing activities, StreamShield requires a further cash injection and has decided to explore raising external investment for the next stage of StreamShield's development.

Our US business made good progress, having achieved regulatory approval to contract directly with the US government and winning its first four contracts. Although the business delivered only modest revenues and was, as expected, loss making, the Board remains convinced that the US holds great promise for the future and the business enters the new financial year with good momentum.

Having now successfully acquired and integrated four businesses, and as we exploit the synergies which flow from these deals, we now regard this as an effective way of accelerating our growth. As a result, the Board continues to seek high quality businesses, both in the UK and the US, to join the Group.

The outlook for the Group is positive and we expect to perform well in the coming year.

Financial review

Detica has achieved another year of excellent growth with revenue up 45% to £101.5 million (2005: £70.2 million). On an organic basis (before accounting for our three acquisitions), revenue grew by 38% to £96.7 million (2005: £70.2 million).

Adjusted* Group profit before tax rose by 30% to £11.8 million (2005: £9.0 million) or by 38% to £16.8 million (2005: £12.2 million) before accounting for start-up losses of £4.0 million (2005: £2.7 million) in StreamShield and £1.0 million (2005: £0.5 million) in establishing our US operations. Profit before tax on an unadjusted basis was £11.4 million (2005: £8.8 million).

Diluted adjusted* earnings per share increased substantially by 54% to 43.3 pence (2005: 28.1 pence) although 5.0 pence was attributable to the prior year impact of our claim for R&D tax credits. Growth was 36% after adjusting for this prior year tax effect. Diluted earnings per share on an unadjusted basis were 42.7 pence (2005: 28.1 pence).

Revenue

The Group's revenue for the year was derived mainly from the UK core business although both of StreamShield and Detica Inc started to generate revenues and delivered £0.1m in each case. Notwithstanding this modest result from Detica Inc, we are pleased to report that Group revenues from US-based National Security clients grew by 27% to £6.0 million.

Turning to vertical market split, revenue in the UK Government business units grew strongly at 50% (49% organic) while the UK Commercial business units' growth was 34% (17% organic). Further commentary is given in the Business Review above. The revenues by primary and geographical segment and by vertical market were as set out below:

	2006 £'m	2005 £'m	Total growth	Organic growth
National Security	57.5	38.1	51%	50%
Public Sector	10.9	7.7	42%	42%
Total Government	68.5	45.7	50%	49%
Financial Services	14.5	9.8	48%	13%
TMT	15.9	7.6	110%	110%
Corporate Accounts	2.5	7.1	(65%)	(78%)
Total Commercial	32.8	24.5	34%	17%
IT services and solutions - UK	101.3	70.2	44%	38%
IT services and solutions - US	0.1	-	-	-
IT services and solutions - total	101.4	70.2	44%	38%
Internet content security	0.1	-	-	-
Group revenues	101.5	70.2	45%	38%

Notes

* Adjusted profit before tax, earnings per share, operating margin and tax is stated before deducting the amortisation of acquired intangibles of £141,000 (2005: £nil) and, following the reclaim of previously unrecognised acquired tax losses of £224,000 (2005: £258,000), the corresponding charge for the impairment of Rubus goodwill. The Directors consider that these measures better reflect the ongoing performance of the business.

Fees earned by Detica staff represented 83% of our revenues (2005: 86%). The balance of our revenues is derived from the use of specialist subcontractors,

the sale of our specialist communications products and the resale of software and hardware purchased for client assignments. Over the last two years we have built our capacity in the project management and system development subcontract market to allow us to manage demand peaks and short-term skills shortages. Revenues in this area have almost doubled to £10.7 million (2005: £5.5 million).

Despite average day rates that remained consistent with last year, revenue per head increased by 5% to £142,000 on the back of strengthening utilisation as well as the growth in revenues from subcontractors.

The proportion of revenues derived from fixed-price contracts increased from 31% last year to 37% this year. Our strong project and risk management processes mean that we are comfortable with a mix of either fixed-price or time-and-materials assignments.

The mix of project work has remained relatively constant with last year. Consultancy projects increased by 2% to 56% of revenues in line with our focus on business consulting assignments, National Security Products revenues were up 1% to 14% of revenues and system integration reduced from 30% of revenues to 27%. The balance of our revenue was derived from post-implementation support of systems delivered as part of system integration assignments.

Profits

The table below highlights the effect of the net investments in StreamShield Networks ('SSN') and Detica Inc on adjusted* profits last financial year.

				2006				2005
	Core UK	US	SSN	Group	Core UK	US	SSN	Group
	£'m	£'m	£'m	£'m	£'m	£'m	£'m	£'m
Revenue	101.3	0.1	0.1	101.5	70.2	-	-	70.2
Costs	85.2	1.1	4.1	90.4	58.7	0.5	2.7	61.9
Adjusted* operating profit	16.1	(1.0)	(4.0)	11.1	11.5	(0.5)	(2.7)	8.3
Adjusted* profit before tax	16.8	(1.0)	(4.0)	11.8	12.2	(0.5)	(2.7)	9.0
Adjusted* operating margin	15.9%	-	-	10.9%	16.4%	-	-	11.9%

Adjusted* Group operating margin declined by 1.0% to 10.9% impacted mainly by the growth in US and StreamShield losses which exceeded the growth in Core UK profits. In the UK, the decline in adjusted* operating margin is attributable to the acquisition of Evolution (0.1%) and the impact of a normal level of ongoing charge for share based payments (2006: £0.9m, 2005: £0.5m). On a like-for-like basis, under UK GAAP, the UK operating margin remained constant year-on-year at 16.7% (2005: 16.7%).

Half-year performance

The Group's half year performance showed a typical seasonality with the second half stronger than the first. Adjusting for acquisitions, 44% of revenue was generated in the first half (2005: 46%) and 56% in the second half (2005: 54%). On an organic basis second half revenue grew 43% year on year and 27% over the first half of the year.

Adjusted* operating margin in the core UK business followed a similar trend to revenues with the H1:H2 performance being 14.8%:16.8% as a result of traditionally stronger utilisation in the second half reflecting the predominantly first half holiday season.

Taxation

Tax charge in the income statement

The adjusted* Group tax charge of £2.1 million (2005: £2.9 million) resulted in an effective tax rate for the year of 18.0% (32.5%) and benefited from our claim for research and development tax credits for the four years ending 31 March 2006. Ignoring the credit for the previous three years (£1.1 million) the Group's effective tax rate would have been 27.5%.

Tax credit taken directly to equity

Following the Group's adoption of IFRS on 1 April 2004, material tax credits are

taken through equity much of which would, under UK GAAP, have previously been recognised as a reduction in the Group tax charge.

These relate to share-based payments and amounted to £1.3 million (2005: £0.4 million). This amount incorporates not only the tax deduction available against the profit made by employees on the exercise of share incentives but also the change in the intrinsic value of unexercised share incentives based on the Company's share price at each balance sheet date.

Unrecognised deferred tax assets

There continues to be uncertainty as to the timescale of the utilisation of the remaining acquired Rubus carried forward losses of £11.2 million and the accumulated unutilised US trading losses of £1.6 million. The Group has therefore not recognised the potential deferred tax asset of £3.9 million associated with these losses.

Earnings per share

Adjusted* diluted earnings per share increased substantially by 54% to 43.3 pence (2005: 28.1 pence) although 5.0 pence was attributable to the prior year impact of our claim for R&D tax credits. Growth was 36% after adjusting for this prior year tax effect.

The impact of the Group's net investment in Detica Inc and StreamShield is illustrated in the table below:

	2006 Pence	2005 Pence	Growth
Adjusted* diluted earnings per share			
UK	60.9	38.2	59%
US	(4.6)	(2.2)	
SSN	(13.0)	(7.9)	
Group	43.3	28.1	54%

Adjusted* diluted earnings per share

excluding prior year R&D tax credit			
UK	55.9	38.2	46%
US	(4.6)	(2.2)	
SSN	(13.0)	(7.9)	
Group	38.3	28.1	36%

Other factors affecting adjusted* diluted EPS this year include an additional 384,000 shares previously held by the Employee Trust are being taken into the calculation as employees exercise options.

Dividends

The Board is recommending a final dividend of 5.5 pence per share making a total for the year of 8.0 pence (2005: 6.3 pence), up 27% on the prior year. This represents dividend cover of 4.7 times (2005: 4.5 times) based on adjusted* diluted EPS excluding the impact of the prior year R&D tax credit. The final dividend will, if approved by shareholders at the Annual General Meeting, be paid on 28 July 2006 to shareholders on the register at 30 June 2006, with an ex-dividend date of 28 June 2006.

Cash and treasury

The Group has continued to generate good cash flow with high cash conversion ratios maintained. At the operating level, the cash inflow for the year (before tax paid) of £11.6 million represents 105% of adjusted* operating profit (2005: 102%). After accounting for net cash outflows of £8.5 million associated with the Group's three acquisitions, cash ended the year at £16.6 million (2005: £21.5 million).

Capital expenditure increased by 36% to £5.3 million (2005: £3.9 million) reflecting both the underlying growth of the business and the cost of fitting out our new London office which opened in May 2005.

The Group's policy is to fund its operations through the use of retained earnings, equity and bank debt, although its short-term borrowing facilities are currently undrawn.

International Financial Reporting Standards ('IFRS')

The Group is required to report its results in accordance with IFRS from 1 April 2005 and these are the first set of full year Financial Statements prepared on this basis. Note 11 gives details of the main IFRS differences that affect Detica's transition year to 31 March 2005.

In quoting 'adjusted' profits, margins and tax figures in the Business Review and this Financial Review, the Group has made two adjustments to the figures presented on the face of the Income Statement because the Directors consider that it better reflects the ongoing performance of the Group. These relate to:

- the amortisation of acquired intangibles of £141,000 (2005: £nil) under IFRS 3 'Business Combinations'; and
- following the reclaim of previously unrecognised acquired tax losses of £224,000 (2005: £258,000), the resultant charge within operating expenses for the impairment of Rubus goodwill required by IAS 12 'Income Taxes'.

Share capital

At the forthcoming AGM, it is proposed that a bonus issue be made so that shareholders will receive an additional four shares for each one currently held. Full details are given in the circular to Shareholders dated 2 June 2006.

Consolidated income statement
For the year ended 31 March 2006

	Note	2006 £'000	2005 £'000

Revenue	2	101,504	70,210
Operating expenses	3	(90,782)	(62,137)
Operating profit		10,722	8,073
Finance income		722	718
Finance costs		(25)	-
Profit before tax		11,419	8,791
Tax expense	5	(1,868)	(2,679)
Profit for the period		9,551	6,112
Attributable to			
Equity holders of the parent		9,551	6,152
Minority interest		-	(40)
		9,551	6,112
Earnings per share	6		
Basic		43.9p	28.8p
Diluted		42.7p	28.1p
Dividends paid and proposed	7		
Dividends paid and recognised in the period (£'000)		1,458	1,242
Dividend per share paid and recognised in the period (pence)		6.7p	5.8p
Dividends proposed but not recognised in the period (£'000)		1,206	911
Dividend per share proposed but not recognised in the period (pence)		5.5p	4.2p

Consolidated balance sheet
At 31 March 2006

	Note	2006 £'000	2005 £'000
Assets			
Non-current assets			
Property, plant and equipment		8,502	5,739

Goodwill		9,041	2,571
Other intangible assets		1,939	-
Deferred tax asset		2,638	1,177
		22,120	9,487
Current assets			
Inventories	8	1,940	920
Trade and other receivables	9	32,699	20,014
Cash and cash equivalents		16,619	21,501
		51,258	42,435
Non-current asset held for sale		829	-
Total assets		74,207	51,922
Equity			
Share capital		447	447
Share premium		17,196	17,196
Capital redemption reserve		747	747
Translation reserve		(57)	-
Retained earnings		27,298	16,561
Attributable to equity holders of Parent Company		45,631	34,951
Equity minority interests		-	-
Total equity		45,631	34,951
Liabilities			
Non-current liabilities			
Deferred tax liabilities		498	-
Provisions		300	-
		798	-
Current liabilities			
Trade and other payables	10	27,753	16,153
Current income tax liabilities		25	818
		27,778	16,971
Total liabilities		28,576	16,971
Total equity and liabilities		74,207	51,922

Consolidated statement of changes in equity

	Attributable to equity holders of the parent					Total	Minority interests	Total equity
	Share capital	Share premium	Capital redemption reserve	Translation reserve	Profit and loss reserve			
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

At 1 April 2004	447	17,196	747	-	10,180	28,570	-	28,570
Tax on share options	-	-	-	-	368	368	-	368
Net income recognised directly in equity	-	-	-	-	368	368	-	368
Profit for the year	-	-	-	-	6,152	6,152	(40)	6,112
Total recognised income and expense for the year	-	-	-	-	6,520	6,520	(40)	6,480
Deemed profit on dilution of investment	-	-	-	-	-	-	40	40
Proceeds from disposal of own shares	-	-	-	-	555	555	-	555
Share-based payments	-	-	-	-	548	548	-	548
Dividends paid	-	-	-	-	(1,242)	(1,242)	-	(1,242)
Balance at 31 March 2005	447	17,196	747	-	16,561	34,951	-	34,951
Currency translation differences	-	-	-	(57)	-	(57)	-	(57)
Tax on share options	-	-	-	-	1,343	1,343	-	1,343
Net income recognised directly in equity	-	-	-	(57)	1,343	1,286	-	1,286
Profit for the year	-	-	-	-	9,551	9,551	-	9,551
Total recognised income and expense for the year	-	-	-	(57)	10,894	10,837	-	10,837
Proceeds from disposal of own shares	-	-	-	-	429	429	-	429
Share-based payments	-	-	-	-	872	872	-	872
Dividends paid	-	-	-	-	(1,458)	(1,458)	-	(1,458)
Balance at 31 March 2006	447	17,196	747	(57)	27,298	45,631	-	45,631

Consolidated cash flow statement
For the year ended 31 March 2006

	2006 £'000	2005 £'000
Cash flows from operating activities		
Operating profit	10,722	8,073

Depreciation of property, plant and equipment	2,495	1,743
Loss on disposal of property, plant and equipment	30	101
Amortisation of intangible assets	141	-
Impairment of Rubus goodwill as a result of utilisation of Rubus tax losses	224	258
Share-based payments	872	548
(Increase) / decrease in inventory	(925)	204
Increase in trade and other receivables	(10,453)	(5,470)
Increase in trade and other payables	8,534	3,035
Income tax paid	(2,502)	(869)
Net cash flows from operating activities	9,138	7,623
Cash flows from investing activities		
Purchase of property, plant and equipment	(5,252)	(3,907)
Proceeds from sale of property, plant and equipment	19	-
Acquisition of businesses and subsidiaries, net of cash acquired	(8,141)	-
Interest received	784	692
Net cash flows used in investing activities	(12,590)	(3,215)
Cash flow from financing activities		
Dividends paid	(1,458)	(1,242)
Proceeds from disposal of own shares	429	555
Repayment of borrowings assumed in acquisitions	(386)	-
Proceeds from issue of shares in subsidiary to minority interest	-	40
Interest paid	(25)	-
Net cash used in financing activities	(1,440)	(647)
Net (decrease) / increase in cash and cash equivalents	(4,892)	3,761
Cash and cash equivalents at the beginning of year	21,501	17,740
Effect of foreign exchange rate changes on cash and cash equivalents	10	-
Cash and cash equivalents at end of year	16,619	21,501

Notes to the consolidated financial statements

1. Accounting policies

Basis of preparation

This preliminary announcement was approved by the Board of Directors on 2 June 2006.

The financial information set out in this announcement does not constitute the Group's financial statements as defined by s240 of the Companies Act 1985 for the years ended 31 March 2006 or 2005. The results for the years ended 31 March 2006 and 2005 are extracted from the audited accounts of Detica Group plc, on which the auditors have issued an unqualified opinion which did not contain a statement under s237(2) or (3) Companies Act 1985.

The Group has prepared its consolidated financial statements in accordance with International Financial Reporting Standards ('IFRS') adopted by the European Union for the first time and consequently has applied IFRS 1 'First-time Adoption of International Financial Reporting Standards'. An explanation of how the transition to IFRSs has affected the reported financial results is provided in note 11. The accounting policies have been consistently applied to all periods presented except where specific transitional exemptions in IFRS 1 ' First-time Adoption of International Financial Reporting Standards' have been applied.

The audited financial statements for the year ended 31 March 2005 have been delivered to the Registrar of Companies. The Annual Report for the year ended 31 March 2006 will be mailed to shareholders in June 2006 and will be delivered to the Registrar of Companies following the Annual General Meeting which will be held on Thursday 20 July 2006 at the Company's registered office at Surrey Research Park, Guildford, Surrey, GU2 7YP. Copies will be available to the public from the Company's registered office.

Basis of consolidation

The consolidated financial statements include those of Detica Group plc and all of its subsidiary undertakings (together 'the Group') drawn up at 31 March 2006.

Subsidiary undertakings are those entities controlled directly or indirectly by the Company. Control arises when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases, using the same accounting policies as the Group. All business combinations are accounted for using the purchase method of accounting. All inter-company balances and transactions, including unrealised profits arising from them, are eliminated on consolidation.

Minority interests represent the portion of profit or loss and net assets in subsidiaries that is not held by the Group and is presented separately within equity in the consolidated balance sheet, separately from parent shareholders' equity.

Critical accounting estimates and judgements

In preparing the consolidated financial statements, management has to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses. The critical judgements and key sources of estimation uncertainty that have been made in preparing the consolidated financial statements are detailed below. These judgements involve assumptions or estimates in respect of future events which can vary from what is anticipated.

Revenue and profit recognition

Fixed price contracts are accounted for in accordance with IAS 11 'Construction Contracts'. Revenue and profits are recognised on a percentage-of-completion basis, when the outcome of a contract can be estimated reliably. Determining whether a contract's outcome can be estimated reliably, requires management to exercise judgement, whilst the calculation of the contract's profit requires estimates of the total contract costs to completion. Cost estimates and judgements are continually reviewed and updated as determined by events or circumstances.

Intangible assets

In accordance with IFRS 3 'Business combinations' goodwill arising on the acquisition of subsidiaries is capitalised and included in intangible assets. IFRS 3 also requires the identification of other intangible assets acquired. Although the techniques used to value other intangible assets are in line with internationally used models, they do require the use of estimates which may differ from actual outcomes.

Impairment of goodwill

The determination of whether or not goodwill has been impaired requires an estimate to be made of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation includes estimates about the future financial performance of the cash-generating units, including management's estimates of long-term operating margins and long-term growth rates.

Income taxes

In recognising income tax assets and liabilities, management makes estimates of the likely outcome of decisions by tax authorities on transactions and events whose treatment for tax purposes is uncertain. Where the final outcome of such matters is different, or expected to be different, from previous assessments made by management, a change to the carrying value of income tax assets and liabilities will be recorded in the period in which such determination is made.

Intangible assets

Goodwill

Purchased goodwill arising on the acquisition of subsidiary undertakings is the difference between the fair value of the Group's interest in the assets, liabilities and contingent liabilities acquired and the fair value of consideration paid. Goodwill recognised under UK GAAP prior to the date of transition to IFRS (1 April 2004) is stated at net book value as at this date and is no longer amortised. The carrying value of goodwill at 1 April 2004 was tested for impairment and no impairment was required.

Goodwill arising on acquisition is allocated to cash-generating units. The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually and when events or changes in circumstance indicate that it may be impaired. Where the recoverable amount of the cash-generating unit is less than the carrying amount of goodwill, an impairment loss is recognised.

Other intangible assets

Intangible assets acquired from a business acquisition are capitalised at fair value as at the date of acquisition and amortised on a straight line basis over

their estimated useful economic life. An intangible asset acquired as part of a business combination is recognised outside goodwill if the asset is separable or arises from contractual or other legal rights and if its fair value can be measured reliably. The estimated useful lives of the intangible assets are as follows:

Customer relationships	3 - 9 years
Intellectual property	2 - 3 years

Intangible assets, other than development costs, created within the business are not capitalised and expenditure thereon is charged against profits in the period in which the expenditure is incurred.

The carrying value of other intangible assets is reviewed for impairment when events or changes in circumstance indicate that it may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The asset's recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Research and development costs

Expenditure incurred in the development of software and hardware products, and their related intellectual property rights, is capitalised as an intangible asset only when:

- technical feasibility has been demonstrated;
- adequate technical, financial and other resources exist to complete the development, which the Group intends to complete and use;
- future economic benefits expected to arise are deemed probable; and
- the costs can be reliably measured.

Research costs and development costs not meeting these criteria are expensed in the income statement as incurred.

Capitalised development costs for assets which are not yet in use are tested for impairment annually. Capitalised development costs are amortised on a straight line basis over their useful economic lives once the related software and hardware products are available for use.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is charged on the following bases to reduce the cost of the Group's property, plant and equipment to their residual values over the estimated useful lives at the following rates:

Leasehold improvements	10% straight line
Office furniture and equipment	20% straight line
Computers, ancillary equipment and electronic test equipment	20-33% straight line

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. The asset's recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Non-current assets held for sale

Non-current assets are classified as held for sale in the balance sheet if:

- their carrying amount will be recovered through a sale transaction rather than ongoing use by the Group; and
- the sale is highly probable and expected to complete within one year of the date of classification.

Non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell, and no depreciation is charged.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes direct project costs and staff costs plus attributable overheads in bringing the inventory to its present location and condition based on a normal level of activity. Net realisable value represents the estimated selling price less costs of completion and the estimated costs necessary to make the sale.

Amounts recoverable on contracts

Amounts recoverable on contracts represent revenue recognised to date less amounts invoiced to clients. Full provision is made for known or anticipated project losses.

Trade and other receivables

Trade and other receivables are recognised and carried at the lower of their original invoiced value and recoverable amount. Provision is made where there is evidence that the Group will not be able to recover the balance in full. Balances are written off when the probability of recovery is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Deferred income

Deferred income represents amounts received in advance from clients less turnover recognised to date on support contracts.

Payments received on account

Payments received on account represent amounts invoiced to clients in excess of revenue recognised to date.

Income tax

The charge for current taxation is calculated on the results for the period as adjusted for items which are non-assessable or disallowed, based on tax rates and laws that are enacted or substantively enacted by the balance sheet date.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in computation of taxable profit.

Deferred tax liabilities are recognised on all temporary differences except in respect of investments in subsidiaries where the Group is able to control the reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. The deferred tax is not accounted for if it arises from the initial recognition of goodwill or from the initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognised either to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised, or in the case of deferred tax on employee share options that appropriate tax credits will arise on employees' exercise of share options (see below). Deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Where deferred tax assets are recognised subsequent to an acquisition, such as when the benefit of the acquiree's income tax loss carry forwards have since been realised, the deferred tax income is recognised in taxation and a corresponding reduction is made to goodwill which is recognised as an operating expense. The carrying amount of the deferred tax asset is reviewed at each balance sheet date.

In the UK, the Group is entitled to a tax deduction for amounts treated as remuneration on exercise of certain employee share options. As explained under 'Employee benefits' below, a remuneration expense is recorded in the Group's income statement over the period from the grant date to the vesting date of the relevant options. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising on share option awards is calculated as the estimated amount of tax deduction to be obtained in the future (based on the Group's share price at the balance sheet date) pro-rated to the extent that services of the employee have been rendered

over the vesting period. If this amount exceeds the cumulative amount of the remuneration expense at the statutory rate, the excess is recorded directly in equity, against retained earnings. Similarly, current tax relief in excess of the cumulative amount of the remuneration expense at the statutory rate is also recorded in retained earnings. No remuneration charge is recorded in respect of options granted before 7 November 2002 which have not vested by 1 January 2005. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity against retained earnings.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset or liability is settled. This is based upon tax rates and laws enacted or substantively enacted at the balance sheet date.

Derivative instruments

The following policies for derivative instruments have been applied in the preparation of the Group's financial statements. For those policies that have changed on adoption of IAS 39 'Financial Instruments: Recognition and Measurement' on 1 April 2005, policies before and after adoption are given.

Derivative instruments - 1 April 2004 to 31 March 2005

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The Group's criteria for forward foreign currency contracts are:

- the instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;
- it must involve the same currency as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the Group's operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities or, where the instrument is used to hedge a committed, or probable, future transaction, gains and losses are deferred until the transaction occurs.

Derivative instruments - 1 April 2005 onwards

Derivatives such as forward foreign currency contracts are initially recognised at fair value on the date a contract is entered into and are subsequently re-measured at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The gain or loss on remeasurement is taken to the income statement except where the derivative is part of a designated cash flow hedge.

The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge are recognised directly in equity, whilst the ineffective portion is recognised immediately in the income statement.

If the cash flow hedge results in the recognition of an asset or liability, then the associated gains or losses on the derivative that had previously been recognised in equity are included in the measurement of the asset or liability at the time the asset or liability is recognised. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period as the underlying transaction.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement in the year.

Foreign currency translation

Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation, at balance sheet date exchange rates, of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Assets and liabilities of overseas companies are translated into sterling at the exchange rate prevailing on the balance sheet date. Income, expenditure and cash flows of overseas companies are translated at the weighted average exchange rate for the period. The exchange differences on the translation at closing rates of the overseas companies' net assets and the differences arising between the translation of profits at average and closing exchange rates are recorded as movements in the translation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

The most important foreign currency for the Group is the US Dollar. The relevant exchange rates to pounds sterling were:

	2006		2005	
	Weighted Average	Closing	Weighted Average	Closing
£1 = US$	1.77	1.73	1.86	1.89

Revenue

Revenue derived from professional fees billed to clients on a time and materials or fixed-price basis represents the value of work completed, including attributable profit, based on the stage of completion achieved on each project. For time and materials projects, revenue is recognised as services are performed. For fixed-price projects, revenue is recognised according to the stage of completion which is determined using the percentage-of-completion method based on the Directors' assessment of progress against key project milestones and risks, and the ratio of costs incurred to total estimated project costs.

Revenue from support contracts is spread evenly over the period of the support contract.

Revenue from the sale of products is recognised on delivery of the product to the client.

Revenue from recharging to clients the cost of specialist managed subcontractors and the purchase of software or hardware for client assignments, together with associated mark-up, is recognised as these costs are incurred. Where the Group acts as agent in the transaction, only the mark up is recognised as Group revenue. No revenue or expense is recognised in respect of travel and subsistence expenses recharged to clients.

Income is accrued where these revenue recognition policies result in the recognition of revenue before invoices are sent to clients. The cumulative impact of any revisions to the estimate of percentage-of-completion of any fixed-price contracts is reflected in the period in which such impact becomes known.

Segment reporting

The Group is organised into two business segments, namely the business of providing IT services and solutions and StreamShield, the internet content security business. These two business segments are the Group's primary reporting format for segment information. The Group's secondary reporting format is by geographical area.

Employee benefits

Retirement benefits

The Group operates a defined contribution pension scheme for certain Directors and employees and makes contributions to a group personal pension plan for the majority of employees. Pension costs are calculated annually and charged to the income statement as they arise.

Share-based payments

Certain employees (including Directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for rights over shares under the Group's Executive Share Option Scheme and Long-Term Incentive Plan ('LTIPs').

The total amount to be expensed over the vesting period of the options and LTIPs is determined by reference to the fair value at the date at which the options or LTIPs are granted and the number of awards that are expected to vest. The fair value is determined by an external valuer using a Monte Carlo model in the case of options and a Black Scholes model in the case of LTIPs. The assumptions underlying the number of options expected to vest are adjusted to reflect conditions prevailing at the balance sheet date. At the vesting date, the cumulative expense recognised in the income statement is adjusted to take

account of the awards that actually vest.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of options and LTIPs and has applied IFRS 2 only to those awards granted after 7 November 2002 which had not vested by 1 January 2005.

Holiday accrual

In accordance with IAS 19 'Employee Benefits', accruals are made in respect of holiday entitlements that have accrued to employees but have not been taken at the balance sheet date.

Employee share ownership trusts

The employee share ownership plan ('ESOP') trust, which purchases and holds ordinary shares of the Company in connection with employee share schemes, is consolidated in the Group financial statements. Any consideration paid or received by the ESOP trust for the purchase or sale of the Company's own shares is shown as a movement in shareholders' equity.

Lease commitments and hire purchase contracts

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. Operating lease incentives are recognised as a reduction in the rental expense over the lease term.

Dividends

Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

Reserves

The translation reserve represents accumulated foreign exchange differences arising from the translation of the financial statements of foreign operations.

The capital redemption reserve is used when the Company buys back its own shares, as part of share reorganisations.

2. Segment information

Primary basis - business segments

The Group is organised into two primary business segments, namely the business of providing IT services and solutions and StreamShield, the internet content security business. These two business segments are the Group's primary reporting format for segment information.

Transfer prices between business segments are set on an arm's length basis. Segment revenue, expense and result includes transfers between business segments. Those transfers are eliminated on consolidation.

Year ended 31 March 2006

	IT services and solutions £'000	StreamShield £'000	Eliminations £'000	Total continuing operations £'000
Segment revenue	101,414	90	-	101,504
Segment operating profit	14,737	(4,015)	-	10,722
Finance income				722
Finance costs				(25)
Profit before tax				11,419
Tax expense				(1,868)
Profit after tax				9,551

Year ended 31 March 2005

	IT services and solutions	StreamShield	Eliminations	Total continuing operations

	£'000	£'000	£'000	£'000
Segment revenue	70,208	2	-	70,210
Segment operating profit	10,747	(2,674)	-	8,073
Finance income				718
Finance costs				-
Profit before tax				8,791
Tax expense				(2,679)
Profit after tax				6,112

Secondary format - geographical segments

The following table presents an analysis of revenue and operating profit by country of origin.

	2006 £'000	2005 £'000
Revenue by origin - continuing operations		
United Kingdom	101,414	70,210
United States of America	90	-
	101,504	70,210
Operating profit/(loss) by origin - continuing operations		
United Kingdom	11,752	8,552
United States of America	(1,030)	(479)
	10,722	8,073

The following table provides disclosure of the Group's revenue analysed by geographical market based on the location of the customer.

	2006 £'000	2005 £'000
Revenue by destination		
United Kingdom	95,142	63,981
United States of America	6,016	4,796
Rest of Europe	346	1,072
Rest of World	-	361
	101,504	70,210

3. Operating profit

Operating profit is stated after charging / (crediting):

	2006 £'000	2005 £'000
Staff costs - salaries	45,698	31,157
Staff costs - social security	4,673	3,253
Staff costs - pensions	3,324	2,366
Staff costs - share-based payments	872	548
Total staff costs	54,567	37,324
Net foreign exchange gains	(41)	-
Depreciation of property, plant and equipment	2,495	1,743
Amortisation of acquired intangible assets	141	-
Impairment of Rubus goodwill as a result of utilisation of Rubus tax losses	224	258
Materials and other external project costs	16,108	10,187
Operating lease payments - minimum lease payments	2,152	1,609
Auditors' remuneration		
- audit services	95	61
- non-audit services	143	120
Other operating expenses	14,898	10,835
	90,782	62,137

Significant items within other operating expenses include rent and rates, recruitment costs, marketing expenses and legal and professional fees.

Within operating expenses presented above is £3,649,000 (2005: £2,912,000) relating to the Group's research and development activities. No development costs qualified for capitalisation during the year (2005: £nil).

4. Employee numbers

The average number of employees (excluding Non-Executive Directors) during the year and the number at the end of the year was as follows:

	2006 Number	2005 Number
Revenue earners	635	461
Support staff	116	80
Average number of employees	751	541
Number of employees at 31 March	937	582

5. Tax

	2006 £'000	2005 £'000
Current tax expense		
Current tax on income of this year	3,501	2,799
Adjustments in respect of prior years	(1,113)	22
Total current tax expense	2,388	2,821
Deferred tax credit		
Origination and reversal of temporary differences	(546)	(122)
Adjustments in respect of prior years	26	(20)
Total deferred tax credit	(520)	(142)
Total income tax expense in income statement	1,868	2,679

The Group's effective tax rate for the year was 16.4% (2005: 30.5%) and benefited from the impact of the Group's claim for research and development tax credits. Ignoring the credit which relates to the three previous years to 31 March 2005 (£1,113,000) and the tax credit which relates to the utilisation of pre-acquisition brought forward tax losses of £224,000, the Group's effective tax rate was 27.5%.

Reconciliation of effective tax rate

	2006 £'000	2005 £'000
Group profit before tax	11,419	8,791
Income tax using the UK corporation tax rate at 30% (2005: 30%)	3,426	2,637
Tax effects of:		
- Expenses not deductible for tax purposes	159	96
- US start up losses	328	176
- R&D tax credit	(531)	(100)
- R&D tax credit in respect of prior years	(1,113)	-
- Other differences	(177)	128

- Utilisation of pre-acquisition brought forward tax losses	(224)	(258)
Total income tax expense	1,868	2,679

6. Earnings per share

The calculation of earnings per share is based on the following:

	2006 £'000	2005 £'000
Profit attributable to shareholders	9,551	6,152
	Number of shares ('000)	Number of shares ('000)
Weighted average number of shares in issue	22,353	22,353
Weighted average number of shares held by the Employee Benefit Trust	(572)	(956)
Basic weighted average number of shares in issue	21,781	21,397
Dilutive effect of share options	574	526
Diluted weighted average number of shares in issue	22,355	21,923

7. Dividends

The Directors propose a final dividend in respect of the year ended 31 March 2006 of 5.5p per share (2005: 4.2p per share) totalling £1,206,000 (2005: £911,000) and payable on 28 July 2006. The proposed dividend is subject to approval by the Annual General Meeting on 20 July 2006 and has not been recognised as a liability in these financial statements.

The amounts recognised as distributions to equity holders were as follows:

	2006 p / share	2006 £'000	2005 p / share	2005 £'000
Interim dividends relating to 2006 / 2005	2.5	547	2.1	450
Final dividends relating to 2005 / 2004	4.2	911	3.7	792
	6.7	1,458	5.8	1,242

8. Inventories

	2006 £'000	2005 £'000
Work in progress	1,940	920

9. Trade and other receivables

	2006 £'000	2005 £'000
Trade receivables	24,393	15,198
Prepayments and accrued income	2,511	1,044
Amounts recoverable on contracts	5,626	3,454
Other receivables	169	318
	32,699	20,014

10. Trade and other payables

	2006 £'000	2005 £'000
Trade payables	5,204	3,572
Accruals	10,795	5,622
Deferred income	923	595
Payments received on account	4,187	2,515
Social security and other taxes	6,644	3,849
	27,753	16,153

11. Transition to IFRS

These are the Group's first consolidated financial statements prepared in accordance with International Financial Reporting Standards ('IFRS') adopted by the European Union. The accounting policies referred to in note 1 have been applied in preparing the consolidated financial statements for the year ended 31

March 2006, the comparative information for the year ended 31 March 2005 and the preparation of the opening IFRS balance sheet at 1 April 2004, the date of transition to IFRS.

An explanation of how the transition from UK GAAP to IFRS has affected the Group's financial position and financial performance is set out in the following tables and notes accompanying them.

There have been no changes to the Group's cash flows as a result of the transition. The IFRS cash flow format is similar to UK GAAP but presents various cash flows in different categories and in a different order from the UK GAAP cash flow statement. All of the IFRS accounting adjustments net out within net cash flows from operating activities.

11a. Effect of IFRS adoption on profit for the prior year

	Note	Year ended 31 March 2005 £'000
Profit for the period reported under UK GAAP		6,863
Share-based payments	A	(319)
Holiday accrual movement	B	(66)
Goodwill amortisation	C	653
Tax movement on share options	D	(741)
Deferred tax on holiday pay accrual	D	20
Utilisation of tax losses	D	(258)
Profit for the period reported under IFRS		6,152

11b. Effect of IFRS adoption on equity

	Note	1 April 2004 £'000	31 March 2005 £'000
Total equity reported under UK GAAP		26,844	33,132
Goodwill amortisation	C	-	653
Dividends payable	E	792	911

Holiday pay accrual	B	(532)	(598)
Deferred tax asset - share-based payments	D	1,306	932
Deferred tax asset - holiday pay accrual	D	160	179
Utilisation of tax losses	D	-	(258)
Total equity reported under IFRS		28,570	34,951

11c. Explanatory notes to the IFRS adjustments

Transitional arrangements upon first time adoption of IFRS (IFRS 1)

IFRS 1 'First-time Adoption of International Financial Reporting Standards' sets out the transition rules, which must be applied, when IFRS is adopted for the first time. The standard sets out certain mandatory exemptions to retrospective application and certain optional exemptions. The most significant optional exemptions available and taken by the Group are as follows:

- The Group has elected not to apply retrospectively the provisions of IFRS 3 'Business Combinations', to acquisitions that occurred prior to the Group's transition date of 1 April 2004 (namely the acquisition of Rubus in August 2003);

- The Group has elected not to apply the provisions of IFRS 2, 'Share-based Payments', to share options granted on or before 7 November 2002 which had not vested before 1 January 2005; and

- The Group has elected not to apply IAS 39, 'Financial Instruments', to the comparative period (see note 1). As at 31 March 2004 and 31 March 2005 there were no outstanding cash flow hedges. If IAS 39 had been adopted for the comparative period, any changes in the fair value of derivatives would have been recognised in the income statement unless covered by a designated cash flow hedge.

The adjustments between UK GAAP and IFRS for the year ended 31 March 2005 are detailed below.

A. Share-based payments (IFRS 2)

An additional charge of £319,000 for the year ended 31 March 2005 has been made in the IFRS income statement to spread the fair value of share options and LTIPs over the three and four year service obligations of those incentives.

B. Holiday accruals (IAS 19)

Accruing for holiday pay was not required under UK GAAP but is required under IFRS. A charge of £66,000 made for the year ended 31 March 2005, relating to the movement in holidays that have accrued to employees but have not yet been taken at the balance sheet date, is recorded in the IFRS profit and loss account reconciliation.

C. Goodwill (IAS 36)

The Rubus goodwill amortisation charge of £653,000 for the year ended 31 March 2005 under UK GAAP is reversed under IFRS. An annual impairment review of the Rubus goodwill confirmed that no impairment charge was required under IFRS other than in respect of the utilisation of brought forward tax losses of £258,000 (see note D below).

D. Taxation effect of IFRS adjustments (IAS 12)

Under IAS 12 the following tax adjustments are required and result in a £979,000 net increase in the tax charge for the year ended 31 March 2005:

- the tax impact of brought forward Rubus losses amounting to a credit of £258,000 for the year ended 31 March 2005 in the UK GAAP tax charge is treated under IFRS as a reduction in Rubus goodwill and a corresponding charge to operating expenses;

- a deferred tax asset is established for the holiday pay accrual; and

- the temporary difference between the recognition of the IFRS 2 charge for share-based payments and the Group's expected future tax deduction under UK tax legislation ('Schedule 23') is established as a deferred tax asset under IFRS calculated by reference to the intrinsic value of all unexercised share options at each balance sheet date (including those issued prior to November 2002 and not otherwise valued under the IFRS transitional

arrangements). The resultant credit in the tax charge is restricted to the tax effect of the cumulative IFRS 2 charge with the difference credited directly to the profit and loss reserve. This restriction also impacts the Schedule 23 tax credit previously recorded as an exceptional tax credit in the income statement under UK GAAP. The resulting additional tax charge in the IFRS income statement for the year ended 31 March 2005 is £741,000.

E. Dividends (IAS 10)

Dividends are not adjusting post-balance sheet events under IFRS and can only be accrued if they have been paid or formally approved at the balance sheet date.

RECEIVED
2006 AUG 16 P 4: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

See page 76 of document number 27.



More to us than meets the eye

Annual report and accounts 2006

Detica
INFORMATION INTELLIGENCE

Contents

Group turnover

£101.5m
+45%



101.5
70.2
2005
2006

Group profit before tax (Note 1)

£11.8m
+30%



11.8
9.0
2005
2006

Core UK business profit before tax (Note 1)

£16.8m
+38%



16.8
12.2
2005
2006

Diluted earnings per share (Note 2)

38.3p
+36%



38.3p
28.1p
2005
2006

Note 1. Adjusted for goodwill impairment following reclaim of Rubus tax losses in 2005 and 2006 and amortisation of acquired intangibles in 2006.

Note 2. Adjusted for amortisation of acquired intangibles and impact of prior year R&D tax credits in 2006.

Detica at a glance

Detica is a business and IT consulting firm that specialises in the delivery of intelligence systems. We help large Commercial and Government organisations turn complex data and information into relevant and useful intelligence.
We work in the following areas:

Business Intelligence

Improving business efficiency and decision making quality by exploiting intelligence on key business performance indicators.

National Security

Using intelligence derived from IT and communications technologies for National Security applications.

Customer Management

Increasing profitability by using customer intelligence to drive improved marketing, sales and customer service processes.

Fraud and Security

Detecting fraud and malicious attack by analysing intelligence from business systems and public data sources.

Risk and Compliance Management

Ensuring regulatory compliance and minimising business risk by analysing intelligence on customer and employee behaviour.



Chairman's statement

Chris Conway
Chairman

Introduction and highlights

We are very pleased to announce another year of excellent results for Detica.

Our Group revenues increased by 45% to £101.5 million, driven by both an exceptional 38% organic growth rate, as well as the positive impact of the three acquisitions we made during perhaps our best ever year. Turning to profits, adjusted* Group profit before tax increased by 30% to £11.8 million after our net investments of £4.0 million in StreamShield and £1.0 million in our new US business. Diluted adjusted* earnings per share increased substantially by 54% to 43.3 pence with 5.0 pence of this growth attributable to the prior year impact of our claim for R&D tax credits. This gives us over ten consecutive years of growth in revenue and profits.

We continue to experience strong demand from clients across our chosen markets of National Security, Public Sector, Financial Services and Telecoms, Media and Technology and, although each of these market sectors is growing, I am pleased to report that Detica continues to win market share from its competitors. Each of our three acquisitions has been integrated according to plan and all are making good contributions to the Group. In particular, the acquisition of Evolution Consulting, the capital markets consultancy, has given us broader market coverage in the Financial Services market.

Outside the UK, our new US business, Detica Inc, was granted the necessary approvals to contract with the US Government for National Security projects at the end of the first half and has since won four separate client contracts. At the same time, we welcomed General John Gordon, Barbara McNamara and Ed Allen as non-executives to the Board of Detica Inc and I am sure that their extensive experience in the US National Security market will be invaluable to the business.

Encouraging progress has also been made with StreamShield Networks, our internet content security business. The StreamShield clean internet solution was completed and proven during the year and there are now three commercial deployments and a number of trials underway. Although the procurement cycles at major carriers are lengthy, the quantity and quality of opportunities in the sales pipeline and the universally positive feedback from potential customers is very encouraging. We have decided that in order to accelerate StreamShield's sales and marketing activities a further cash injection is necessary and we are exploring the possibility of raising external investment for the next stage of StreamShield's development.

People

Detica is primarily a people business and I would like to thank all of our staff for their part in delivering yet another set of excellent financial results. I would also like to welcome the 462 members of staff who joined our business last year and in particular those individuals who joined us via our three acquisitions. At the time of writing, the Group employs nearly 1,000 people.

*Adjusted profit before tax and earnings per share are stated before deducting the amortisation of acquired intangibles of £141,000 (2005: £nil) and, following the reclaim of previously unrecognised acquired tax losses of £224,000 (2005: £258,000), the corresponding charge for the impairment of Rubus goodwill. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

"We are very pleased to announce another year of excellent results for Detica.

Our Group revenues increased by 45% to £101.5 million, driven by both an exceptional 38% organic growth rate, as well as the positive impact of the three acquisitions we made during perhaps our best ever year."

+27%

Increase in total dividend compared to prior year

We are pleased with the continued strong growth of the Group but at the same time are mindful of the management challenges that result from such growth. We maintained our policy of recruiting only those individuals of the highest calibre into the Group and took significant steps to enhance our training and people development activities which are key to managing our rapid growth.

Dividends

The Board is recommending a final dividend of 5.5 pence per share, which, if approved by shareholders at the Annual General Meeting ("AGM") on 20 July 2006, will be paid on 28 July 2006 to shareholders on the register at 30 June 2006. The ex-dividend date will be 28 June 2006. The total dividend for the year will be up 27% to 8.0 pence (2005: 6.3 pence) per share.

Bonus issue

It is proposed at the forthcoming AGM that a bonus issue is made so that shareholders will receive an additional four shares for each one currently held. Full details are given in the circular to shareholders dated 2 June 2006.

The Board

During the year there were no changes to the Directors of the Company.

Corporate governance

Detica is committed to high standards of corporate governance. The Company has been in full compliance with the provisions set out in section 1 of the 2003 Combined Code throughout the year. Further explanation of how the principles of the Combined Code have been applied is given in the Corporate governance section of this report on pages 24 to 29 and in connection with Directors' remuneration in the relevant section of the Remuneration report on pages 30 to 35.

Strategy

The overall Group strategy remains unchanged. Our aim is to continue to deliver strong growth maintaining the focus on our core business in both the UK and the US. We have started to build our US business and intend to replicate the success we have achieved in the UK National Security market. We also aim to ensure that our strengths in business consulting, our strong technical capability in "Information Intelligence" and our growing pool of intellectual property enables us to stay at the high end of the IT consultancy value chain. We also remain vigilant for appropriate high quality acquisition opportunities.

Outlook

The outlook for the Group is once again positive and we expect to perform well in the coming year.

Chris Conway
Chairman
2 June 2006

+45%

Group revenues grew to £101.5 million



Business review

Tom Black
Chief Executive

Introduction

Detica has delivered an excellent performance for the year to 31 March 2006. We achieved significant increases in both revenue and profits, completed three acquisitions and made good progress in building our new operation in the US. StreamShield Networks, our internet content security business, has also achieved a number of key milestones and is now embarked on commercialising its offering.

Group revenues increased by 45% to £101.5 million (2005: £70.2 million) driven by both accelerating organic growth and the impact of in-year acquisitions. On an organic basis, Group revenues grew by 38% to £96.7 million. We have now grown both Group revenues and profits for more than ten consecutive years, with revenues having grown by an average of 31% per annum over the last five financial years.

Our profit performance was also highly satisfactory with adjusted* Group profit before tax increasing by 30% to £11.8 million (2005: £9.0 million). Our increased net investments of £4.0 million in StreamShield and £1.0 million in our US business resulted in an adjusted* operating margin of 10.9% (2005: 11.9%). On a like-for-like basis the operating margin of the core UK business remained exactly the same as the previous year at 16.7%, although following our acquisition of Evolution and the adoption of IFRS, the adjusted core UK operating margin was 15.9% (2005: 16.4%).

We continue to experience strong demand from clients across our chosen markets of National Security, Public Sector, Financial Services and Technology, Media and Telecoms ("TMT"). In each market, our specialism in Information Intelligence and our breadth of services ranging from business consulting to technology implementation is enabling us to take on mission-critical projects for our clients and take market share from our competitors.

Detica UK

Our core UK business delivered an excellent performance, with strong demand across our markets, led by TMT and National Security. As a result, revenue grew 44% to £101.3 million (2005: £70.2 million). Excluding acquisitions, the UK business grew organically by 38% to £96.5 million.

Notwithstanding this robust organic growth, acquisitions have also played an important strategic role in the UK business. This year we successfully integrated the Extraprise acquisition from April 2005 and the small National Security products business we bought in October 2005. The integration of Evolution Consulting, which we acquired in January 2006, is now also largely complete.

We have also delivered on our objective of improving staff retention, with staff turnover falling to 14% for the year (2005: 23%).

Government business

Our Government business continued its excellent performance from the first half, with revenues increasing by 50% to £68.5 million (2005: £45.7 million) or by 49% on an organic basis.

National Security

Revenues from National Security clients include those from the defence, intelligence and counter organised crime sectors and these markets showed continued strength. This area of our business maintained its strong growth track record, increasing revenues by 51% to £57.5 million (2005: £38.1 million).

Our relationship with Her Majesty's Revenue and Customs ("HMRC") has continued to develop well and HMRC is now the Company's largest account. We have delivered a number of successful projects under the framework contract with HMRC that we announced in 2004 and which is yielding revenues in excess of our initial expectations.

An example of these project successes is the delivery of a new system to enable HMRC to prioritise its investigations of incoming freight to the UK. The system has delivered a major return on investment for HMRC, despite only being in operation for five months.

Notes

- All figures in this report are presented under IFRS with the appropriate restated comparatives.
- The financial and non-financial performance indicators described in this report are used by the Directors to monitor the performance of the business on an ongoing basis.
- *Adjusted profit before tax and earnings per share is stated before deducting the amortisation of acquired intangibles of £141,000 (2005: £nil) and, following the reclaim of previously unrecognised acquired tax losses of £224,000 (2005: £258,000), the corresponding charge for the impairment of Rubus goodwill. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

+50%

Government revenues grew to £68.5 million

This year we have also made progress in developing our Defence market position, increasing the proportion of systems integration work alongside our traditional client-side system procurement role. For example, we were awarded a contract worth approximately £2.0 million to develop new data mining techniques to support the MoD's Intelligence, Surveillance, Target Acquisition and Reconnaissance ("ISTAR") capabilities.

Our communications products business remains an important part of our National Security business, and contributed £13.9 million (2005: £9.1 million) to the total of £57.5 million of National Security revenues, an increase of 53% on last year.

Looking forward, we expect National Security market conditions to remain favourable in the face of ongoing international geopolitical instability and the domestic focus on counter terrorism and the prevention of organised crime.

Public Sector

Turning to other Government markets, the Public Sector also performed well, with revenues increasing by 42% to £10.9 million (2005: £7.7 million).

We have a focus in this marketplace on central Government departments and have strong relationships in place with clients such as the Home Office, the Department for Transport and Royal Mail Group. This year, Capgemini also became a client and we are now providing additional services to HMRC through their Aspire contract. In addition, we have won a prime contractor position on the Office of Government Commerce's Catalist cross-Government procurement catalogue.

The recently published "Transformational Government" paper is increasingly influencing Government strategy and investment in IT, particularly in areas such as the sharing of data and services across Government organisations. We are supporting the implementation of this strategy in a number of areas including, for example, our management of the Single Non Emergency Number (SNEN) programme, a contract win that we announced in our interim results in November 2005. This programme involves integrating call-centre services across police and local authorities to create a single consolidated and efficient service. The programme is expected to run for three years and will generate revenues to Detica of more than £1.0 million in the first year.

Fraud reduction is another target area for cost saving in Government and we are experiencing strong interest in our NetReveal fraud detection solution. The solution has already been implemented by one Government client and is under evaluation by a number of others.

Commercial business

Our Commercial business performance was also good, with revenues increasing by 34% to £32.8 million (2005: £24.5 million) or 17% on an organic basis.

TMT

TMT continued its excellent performance from the first half, growing revenues by 110% to £15.9 million (2005: £7.6 million). The business continued to diversify its account base whilst enhancing relationships with key clients such as Vodafone and BT. Autotrader (part of Guardian Media Group), Sony and Disney became new clients in the year.

Two key trends are driving demand in TMT. The first is the industry's focus on timely, accurate and complete Management Information ("MI") to support growth and efficiency in a market which is experiencing slower revenue growth. This MI is being used to address opportunities in the areas of customer lifetime value analysis, revenue enhancement, asset optimisation and performance management.

The second trend is the long-anticipated convergence of the Telecoms, Media and Entertainment markets, with media and technology companies increasingly offering a portfolio of content and communications services directly to consumers. This direct customer relationship brings with it additional demands for customer management and customer intelligence, coupled with requirements for new capabilities such as marketing automation.

These trends are being reflected in the types of projects we are undertaking across the TMT market. As an example, Detica was asked by Vodafone to assist with the development of an Information Management Organisation ("IMO") to support retention strategies by providing a more consistent view of its customers. Another example is a major marketing automation project we won during the year to support a client in developing and managing direct relationships with millions of consumers.

During the past year we have also significantly strengthened our relationship with BT. We have been successful in working together with Openreach to tackle the challenges arising from the Ofcom Telecoms Strategic Review ("TSR") and have helped them to achieve their first major delivery in this area. Openreach is a new business, established by BT as a result of the TSR, to enable local loop unbundling and ensure open competition in the broadband and retail fixed-line markets.

+34%

Commercial revenues grew to £32.8 million

Financial Services

Our Financial Services business increased revenues by 48% to £14.5 million (2005: £9.8 million) or, on an organic basis, by 13%. The acquisition of Evolution has more than doubled the size of our Financial Services business and has increased our market reach to include the capital markets sector in addition to our existing retail banking and insurance business. Significant clients now include UBS and Lehman Brothers in capital markets, Nationwide Building Society and HBOS in retail banking and CFS, Aspen Re and the Insurance Fraud Bureau in the insurance sector.

In retail banking, our clients' interests have remained relatively similar to prior years with a focus on regulatory control and risk management, customer management and fraud prevention. As an example we recently commenced a new project for HBOS to define the business case for the development of a retail data warehouse.

In insurance, we have been awarded a contract by Aspen Re to improve the business processes surrounding insurance risk analysis. Also in insurance, we successfully delivered a major insurance application for esure where, having previously delivered a service-orientated architecture to this client, we partnered with them to deliver the entire online insurance solution for their "Sheilas' Wheels" product in a tight six-month time frame.

In the capital markets sector, regulatory control remains key, as does the long-term demand for trading system efficiency, with the attendant need for speed in market modelling, risk management and pricing.

Corporate Accounts

Revenues from our Corporate Accounts clients declined, as expected, to £2.5 million (2005: £7.1 million). This reflects our previously stated strategy of focusing our Commercial business in the Financial Services and TMT sectors.

Innovation and intellectual property

Our Technology Innovations Group ("TIG") has continued in its role of developing new consulting propositions and reusable know-how and software to support the development of the core business. Much of TIG's focus during the year was in the area of fraud management, where we have developed a unique and highly effective technique for detecting and prosecuting collusive fraud (see graphic on page 7).

Our fraud solution comprises a set of novel algorithms and reusable software components developed in-house, combined with a package of business and technical consulting services. The solution, which we are marketing under the name NetReveal, forms the core of our insurance industry fraud managed service and has already been sold to a number of other clients. We expect NetReveal to be an ongoing driver of future growth in our core business.

The TIG is also playing a leading role in developing the specialist information intelligence skills our people require and this year it has established its own training facility. The Datalab Academy (see graphic on page 12) will train 60 graduates over the next year.

Acquisitions

We made three acquisitions last year.

At our preliminary results last year we reported that in April 2005 we acquired the assets of Extraprise UK for £0.2 million. Extraprise UK was a consultancy and systems integrator focusing on the CRM market and was integrated immediately into our Commercial business. 35 staff joined Detica as a result of the acquisition, making a positive contribution to the development of our rapidly growing, business consulting capability (see graphic on page 11) and strengthening our business intelligence and analytical CRM skills base.

At the half year we announced the acquisition of a small products business in the National Security market for a consideration of £0.6 million. This acquisition is providing us with access to new National Security clients and is delivering growth and margins in line with our broader National Security business.

The largest acquisition of the year was of Evolution Consulting Group, which was completed in January 2006 for a consideration, including fees, totalling £9.5 million. Evolution is a consultancy and systems integrator focusing on the capital markets sector. In its last full year to 31 August 2005 prior to acquisition, it generated revenues of £8.8 million and profits before tax and exceptional items of £0.7 million.

The acquisition is an excellent strategic fit with our existing Financial Services business which has traditionally focused on the insurance and retail banking sectors. The two businesses have been fully integrated under a single management team, led by former Evolution CEO, Steve Mitchell and housed at Evolution's offices in the City. Cross-selling of each business' propositions and interchange of staff into the other's markets is well underway and we are making good progress in achieving cost synergies and in improving day rates.

Detica Inc

Detica Inc has made significant progress during the year in establishing the necessary infrastructure to operate in the US National Security market and in building its sales pipeline. In September 2005 it obtained the approvals necessary to contract directly with the US Government for National Security projects, a major achievement for a British-owned start-up company.

About NetReveal



Fraud costs the UK economy an estimated £16 billion annually with Government and financial services organisations bearing the greatest losses. Large-scale fraud is increasingly characterised by massive numbers of small and innocuous-looking transactions, spread across different organisations, with criminals using multiple, disguised identities to avoid detection. Traditional methods of fraud detection fail to identify such frauds as these methods usually focus on the characteristics of individual transactions to identify suspicious activity.

Detica has developed a new approach to solving the problem of distributed and collusive frauds, based on Social Network Theory. Our approach uses a series of new and advanced data analysis techniques to statistically build networks of links between people and transactions within single organisations or across industries. These links enable the construction of characteristic networks of criminal activity which are then passed to professional investigators for action.

The NetReveal solution is a software toolset and set of methods which are configured to meet the requirements of individual clients. The solution is currently being implemented by clients in the Government and insurance markets and is being trialled by several clients across our target markets.

Detica NetReveal™

DISCOVER HIDDEN NETWORKS

About StreamShield


Email
Web
Other real-time applications
Polluted Internet
Spyware
Spam
Viruses
Phishing
Worms
Porn
Internet
StreamShield
Clean Internet
Mobile customers
Business customers
Residential customers

StreamShield Networks, a subsidiary of Detica, is the first company in the world to provide integrated, internet-based, content security for email and real-time internet applications such as web browsing. Our technology identifies and blocks threats such as viruses, worms, other forms of malware, pornography and other forms of illegal and inappropriate content. This cleaning process takes place in the internet itself, rather than on the desktop or in the customer's own network. Any dangerous or unwanted content is removed before it reaches the user and causes harm.

StreamShield enables Internet Service Providers to offer their business and consumer customers clean and safe internet services that can be tailored to the customers' individual preferences and needs.

StreamShield®

+27%

Revenues from US National Security clients grew to £6.0m

Also in September 2005, we announced the appointment of a senior and talented Board of Non-Executive Directors. General John Gordon (USAF, retired), former Homeland Security Advisor to President George W Bush and former Deputy Director for Central Intelligence has become Chairman of the US Board. General Gordon is joined on the US Board by Barbara McNamara, former Deputy Director of the National Security Agency and Ed Allen, former Deputy Assistant Director for Investigative Technologies at the Federal Bureau of Investigation.

Since the establishment of Detica Inc, the Group services US clients via two channels; through Detica Inc and through Detica UK (via our National Security unit - see commentary above). Overall, revenues from US National Security clients grew by 27% to £6.0 million, with Detica Inc contributing £0.1 million of this since it began trading in the later stages of the year.

Since September 2005, Detica Inc has won four contracts across three US Government clients. The contracts cover a range of service types, including advanced data analytics, organisational design and process improvement and the delivery of advanced communications products. In addition to these contract wins, the sales pipeline is continuing to develop well.

We have also made good progress in the recruitment of our US team and now have 19 staff based in Columbia, Maryland, who will be housed in new dedicated offices from July 2006. The team will include graduate hires whose training programme will include spending time in the UK at our new Datalab Academy (see graphic on page 12).

StreamShield Networks

StreamShield has achieved a number of key milestones during the year and is now embarked upon commercialising its offering. The StreamShield clean internet solution, which comprises the CSG-3100 content security gateway, StreamShield Server software and StreamShield.Net threat update service, was completed during the year (see graphic on page 8). The solution offers wide-ranging threat protection capabilities, including anti-virus and web filtering with anti-spyware and anti-adware, within service providers' and carriers' high-speed networks. The solution is proving highly effective in its initial commercial deployments and trials. StreamShield has continued its strategy of formally protecting its intellectual property rights, filing seven patents to date covering the unique operation and design of the solution.

Our relationship with Cisco is developing well. The CSG-3100 has successfully completed interoperability testing with Cisco network infrastructure equipment and StreamShield has been formally accepted onto the Cisco Technology Developer Partner programme.

In addition, the StreamShield solution has been incorporated into Cisco's US Telecoms Solutions Laboratory.

During the year we released a version of the solution incorporating a broad range of features aimed at Managed Security Service Providers ("MSSPs"). Two MSSPs, intY and Email Systems, are using StreamShield's technology as part of their internet-based protection service aimed at business and education customers and we are in dialogue with several other organisations of this type.

PlusNet has successfully trialled the StreamShield solution and, at the end of the financial year, purchased equipment for a first phase network implementation to allow it to test market a range of protection and parental control services to its business and residential customers.

Most significantly, the StreamShield solution has been under evaluation at a large European carrier for several months and it is anticipated that this will transition to a network-based trial shortly. In addition, StreamShield has responded to a number of tenders for network-based protection services and is working on a range of such opportunities with large US and European-based carriers. As a result, it is expected that a number of other trials with carriers will commence in the coming months. Although the procurement cycles of major carriers are lengthy, the quantity and quality of opportunities in the sales pipeline and the universally positive feedback from potential customers is encouraging.

Over the last six months, the Board has been considering how to ensure that Detica capitalises on StreamShield's clear and continuing global technology leadership position. The Board has now concluded that, to accelerate its sales and marketing activities, StreamShield requires a further cash injection and has decided to explore raising external investment for the next stage of StreamShield's development.

Market and strategy

Market landscape

Over the past year, conditions in the IT services market have remained relatively stable, with clients increasingly willing to spend on projects with demonstrable investment returns. It now seems clear that the IT market in general has reached a state of maturity, with industry analysts[1] projecting medium-term growth rates for project-based services to be around 4.5%, comparable to UK GDP, once the effects of inflation are removed.

However, this general picture masks significant market hot spots, where growth is substantially above the average. Within Government markets, for example, spending on IT services for defence is forecast[2] to grow by 9% in the current financial year.

[1] Source: Ovum "Market Trends Preview: Software and IT services in 2006 and beyond", 19 January 2006.
[2] Source: Ovum "UK public sector market size forecast," 1 November 2005.

£4.0m

Our investment last year in StreamShield Networks

There are also growth opportunities in key technology areas such as business intelligence and customer management which mainly influence our Commercial business. Forrester[3], for example, forecasts growth of 10% in the services component of the business intelligence sector for the current financial year.

Our own experience supports such forecasts for the markets in which we operate and we are seeing strong demand for our Information Intelligence proposition, coupled with tight supply of experienced staff in the recruitment market. The demand drivers for Information Intelligence solutions are, we believe, fundamental and are likely to remain for the foreseeable future.

et risks

Under new EU reporting requirements, the Board is obliged to comment on the risk factors facing the business. The key high level risks to our business, and to our sector more generally, have not changed substantially over the last year and are as follows:

UK public sector spending
Some commentators have observed that public finances may tighten over the next 12 - 18 months and this could lead to a reduction in investment in public sector IT programmes. However, we believe our focus on Government priority areas such as National Security and law enforcement will provide mitigation against this risk.

Global economic climate
As with all technology businesses, Detica is exposed to any downturn in technology spending that may result from instability in the global economy caused, for example, by rising commodity prices or acts of terrorism. However, we believe once again that our focus on the National Security market provides mitigation against this risk.

Tightening recruitment market
The recent recovery in the UK consulting industry has led to a tightening in the market for recruits with key skills and has also reintroduced a degree of salary inflation, absent in recent years. We are addressing these risks to our business through a portfolio of measures, including, strengthening of our HR and recruitment function, improving non-salary related aspects of our people proposition such as career management and developing key skills quickly in our graduate joiners through our new Datalab Academy.

Pricing pressure
Lower cost market entrants from overseas continue to exert pressure on day rates across much of our sector. On the other hand, the projects that we undertake for clients are generally highly complex and require regular interaction between Detica teams and the business owners within client organisations. Such projects cannot easily be undertaken at a distance. This, together with the proportion of our revenues derived from our National Security client base, provides some level of mitigation against this risk. In addition, we have an arrangement with an Eastern European offshore IT services firm which allows us, where attractive to clients, to provide lower cost skills for those elements of our work which can be delivered in this way.

Information Intelligence

Our clients are under pressure from two opposing directions. The first of these is the pressure to deliver results, with shareholders and voters demanding ever increasing profitability, efficiency, accountability, service delivery and security. As examples, in Government, there is a drive for service efficiency and a need to consolidate and share services and data. In Telecoms, the key issue is a slowing of top-line growth, which is creating demand for improved customer intelligence to increase profitability.

Responding to such demands requires organisations to develop a detailed and holistic understanding of their operations, and of staff and customer behaviours. Such intelligence typically lies hidden in the huge volumes of data generated by businesses and Governments and most lack the capability to extract and exploit it.

The second area of pressure is that our clients face an environment of increasing complexity, as they work with exponentially increasing volumes of data. Simultaneously, this adds complexity to the delivery of basic operations but also creates opportunities to generate ever more powerful intelligence products.

Detica's Information Intelligence proposition enables clients to deliver results in this complex environment, helping them to aggregate and analyse data and generate intelligence from it to solve mission-critical problems and drive performance improvements. We believe the underlying performance and complexity drivers will become ever-more pressing for our clients in the foreseeable future and our strategy will continue to evolve to address the resulting challenges.

Our strategy

Our objective is to consolidate our position as the UK's leading Information Intelligence consultancy by exploiting the increasing market demand for intelligence services. Our strategy for achieving this is as follows:

Information Intelligence specialists
We differentiate our proposition from our competitors by concentrating on this specialist segment of the market and building a market-leading position.

Consulting-led
We focus on solving our clients' business challenges, rather than selling them a technology capability. This enables us to engage with clients at a senior level, gain early visibility and understanding of their business issues and deliver the best value, end-to-end solution.

Focused on vertical market sectors
Successful consulting projects require strong domain knowledge and to ensure this, we currently focus on just four vertical market sectors.

[3]Source: Forrester "Business Intelligence Driven by Compliance, Standardisation and Performance Initiatives", April 2005.

About Business Consulting


Customer management
Vision & leadership
Business case
Operational effectiveness
Organisation development
Change management
Strategy
People
Operations

Strategy
Strategy is about helping our clients set a clear direction for their intelligence activities, for example in areas such as customer insight and marketing.

People
People focuses on ensuring that the right organisation design and capability are in place, as well as managing the adoption of any changes.

Operations
Operations includes business analysis and is about defining clear benefits, improving operational effectiveness and monitoring the benefits realised.

This year we established a dedicated business consulting practice to respond to increasing client demand. The new practice brings together existing capability in areas such as process design and business case preparation with new skills in strategy and change management, gained partly from our acquisition of Extraprise at the beginning of the year.

The business consulting practice operates across our four business units and focuses on three major disciplines; Strategy, Operations and People, illustrated in the diagram on the left.

Business Consulting is enabling us to extend our relationships to new operational functions in our current client base and to open strategic-level relationships with new clients. In addition, helping clients with initial programme scoping and strategy activities places us in a strong position to win downstream business consulting and technology work.

About Datalab Academy

Our focus on the Information Intelligence market drives an ongoing need for high quality people with specialist skills in disciplines associated with the management and analysis of complex data. To ensure we are able to maintain industry-leading expertise in this area, this year we created Datalab Academy.

Datalab Academy works alongside our Datalab analytics centre and is dedicated to training graduate joiners in topics such as data integration, data warehousing theory, data analytics and Business Intelligence. Academy students are put through a combination of formal training, self-study and project-based training alongside experienced practitioners in a three month programme before commencing client work.

Data integration



Data warehousing



Data quality


0028
2903
2345
1275
4536
3012
2790
9078
0024
5647

Data analytics and Business Intelligence



Data integration

Aggregating multiple, diverse sources of data to form a single, consistent data set.

Data warehousing

Creating a large, flexible, time-based store of historic data which provides an efficient platform for higher-level analytics and intelligence applications.

Data quality

Applying advanced techniques to measure and improve levels of data quality and overcoming poor data quality issues when running intelligence applications.

Data analytics and Business Intelligence

Applying advanced techniques to analyse data and deliver intelligence for improved business decision-making.

937
We ended the financial year with 937 staff

Flexible, high-quality people
We recruit exceptionally capable people with strong technical skills and an aptitude for problem solving. This ensures that our people are able to move freely between diverse projects, developing new skills, delivering high quality services and minimising un-utilised time.

Supported by unique Intellectual Property ("IP")
We invest in developing our own unique IP, enabling us to further differentiate our services from other consultancies. As an example, our NetReveal fraud detection solution enabled us to win a major fraud detection project for the UK retail insurance industry this year against competition from bigger, well-established competitors.

Strong organic growth
Our primary focus is on growing our business organically, and then complementing this with selective acquisitions. Strong organic growth helps provide exciting career paths for our people and helps ensure that our culture develops healthily. Nonetheless, our track record of strong growth and financial performance makes Detica an attractive home for other like-minded businesses and we continue to seek appropriate candidates to acquire.

Having established ourselves as the pre-eminent Information Intelligence player in the UK, our attention is now turning to the other accessible, large and developed market for consultancy-led IT services – the US. Our strategy is to exploit the US National Security and Government markets as a first step before replicating the other elements of our UK business portfolio in due course.

People

We invested significantly during the year in developing our people proposition, improving areas such as project allocation, staff communications and our equity incentives programme. As a result, we achieved a substantial improvement in staff retention, with staff turnover falling to 14% (2005: 23%), below our long-run average of 15%. This is a particularly pleasing result, given the ongoing strength of the recruitment market and the valuable skills and capabilities of our people.

We have also strengthened our HR team with the recruitment of Steve Bright as Group HR Director and the addition of experienced new HR team members to focus on areas such as senior recruitment, learning and development and remuneration. The new team will focus on improving our people proposition still further, such that we can continue to attract and retain the talent we need to sustain rapid organic and acquisitive growth in the future.

The average number of staff employed by the Group increased by 39% to 751 (2005: 541). We completed the year with 937 staff which has increased to over 975 at the time of writing. The recruitment pipeline remains strong and we continue to select only the most able candidates to join the business.

The future

We are delighted with the performance of the Group over the past year.

The organic growth of our UK business was very strong and was supplemented by the successful integration of our three acquisitions. Whilst National Security and TMT stand out as exceptional growth sectors, Public Sector and Financial Services have also both delivered healthy levels of growth. We continue to invest in IP to differentiate our offering to clients with notable success last year with our NetReveal fraud detection offering.

It was against this strong core business performance that Detica continued its investment in StreamShield last year. Although the procurement cycles of major carriers are lengthy, the sales pipeline is growing steadily and the market feedback received is universally positive. This, coupled with its clear and continuing technology leadership, means that the Board remains confident of StreamShield's ultimate success. The Board has now concluded that, to accelerate its sales and marketing activities, StreamShield requires a further cash injection and has decided to explore raising external investment for the next stage of StreamShield's development.

Our US business made good progress, having achieved regulatory approval to contract directly with the US Government and winning its first four contracts. Although the business delivered only modest revenues and was, as expected, loss making, the Board remains convinced that the US holds great promise for the future and the business enters the new financial year with good momentum.

Having now successfully acquired and integrated four businesses, and as we exploit the synergies which flow from these deals, we now regard this as an effective way of accelerating our growth. As a result, the Board continues to seek high quality businesses, both in the UK and the US, to join the Group.

The outlook for the Group is positive and we expect to perform well in the coming year.

Tom Black
Chief Executive
2 June 2006

31%
Compound annual growth in revenue over last five years

Financial review



Mandy Gradden
Finance Director

Detica has achieved another year of excellent growth with revenue up 45% to £101.5 million (2005: £70.2 million). On an organic basis (before accounting for our three acquisitions), revenue grew by 38% to £96.7 million (2005: £70.2 million).

Adjusted* Group profit before tax rose by 30% to £11.8 million (2005: £9.0 million) or by 38% to £16.8 million (2005: £12.2 million) before accounting for start-up losses of £4.0 million (2005: £2.7 million) in StreamShield and £1.0 million (2005: £0.5 million) in establishing our US operations. Profit before tax on an unadjusted basis was £11.4 million (2005: £8.8 million).

Diluted adjusted* earnings per share increased substantially by 54% to 43.3 pence (2005: 28.1 pence) although 5.0 pence was attributable to the prior year impact of our claim for R&D tax credits. Growth was 36% after adjusting for this prior year tax effect. Diluted earnings per share on an unadjusted basis were 42.7 pence (2005: 28.1 pence).

Revenue

The Group's revenue for the year was derived mainly from the UK core business although both of StreamShield and Detica Inc started to generate revenues and delivered £0.1 million in each case. Notwithstanding this modest result from Detica Inc, we are pleased to report that Group revenues from US-based National Security clients grew by 27% to £6.0 million (2005: £4.7 million).

Turning to vertical market split, revenue in the UK Government business units grew strongly at 50% (49% organic) while the UK Commercial business units' growth was 34% (17% organic). Further commentary is given in the Business Review above. The revenues by primary and geographical segment and by vertical market were as set out below.

Fees earned by Detica staff represented 83% of our revenues (2005: 86%). The balance of our revenues is derived from the use of specialist subcontractors, the sale of our specialist communications products and the resale of software and hardware purchased for client assignments. Over the last two years we have built our capacity in

	2006 £'m	2005 £'m	Total growth	Organic growth
National Security	57.5	38.1	51%	50%
Public Sector	10.9	7.7	42%	42%
Total Government	68.5	45.7	50%	49%
Financial Services	14.5	9.8	48%	13%
TMT	15.9	7.6	110%	110%
Corporate Accounts	2.5	7.1	(65%)	(78%)
Total Commercial	32.8	24.5	34%	17%
IT services and solutions – UK	101.3	70.2	44%	38%
IT services and solutions – US	0.1	–	–	–
IT services and solutions – total	101.4	70.2	44%	38%
Internet content security	0.1	–	–	–
Group revenues	101.5	70.2	45%	38%

*Adjusted profit before tax, earnings per share, operating margin and tax are stated before deducting the amortisation of acquired intangibles of £141,000 (2005: £nil) and, following the reclaim of previously unrecognised acquired tax losses of £224,000 (2005: £258,000), the charge for the impairment of Rubus goodwill. The Directors consider that these measures better reflect the ongoing performance of the business.

"Adjusted* Group profit before tax rose by 30% to £11.8 million or by 38% to £16.8 million before accounting for start-up losses of £4.0 million in StreamShield and £1.0 million in establishing our US operations."

the project management and system development subcontract market to allow us to manage demand peaks and short-term skills shortages. Revenues in this area have almost doubled to £10.7 million (2005: £5.5 million).

Despite average day rates that remained consistent with last year, revenue per head increased by 5% to £142,000 on the back of strengthening utilisation as well as the growth in revenues from subcontractors.

The proportion of revenues derived from fixed-price contracts increased from 31% last year to 37% this year. Our strong project and risk management processes mean that we are comfortable with a mix of either fixed-price or time-and-materials assignments.

The mix of project work has remained relatively constant with last year. Consultancy projects increased by 2% to 56% of revenues in line with our focus on business consulting assignments, National Security Products revenues were up 1% to 14% of revenues and system integration reduced from 30% of revenues to 27%. The balance of our revenue was derived from post-implementation support of systems delivered as part of system integration assignments.

Profits

The table below highlights the effect of the net investments in StreamShield Networks ("SSN") and Detica Inc on adjusted* profits last financial year.

Adjusted* Group operating margin declined by 1.0% to 10.9% impacted mainly by the growth in US and StreamShield losses which exceeded the 40% growth in Core UK profits.

In the UK, the decline in adjusted* operating margin is attributable to the acquisition of Evolution (0.1%) and the impact of a normal level of ongoing charge for share-based payments (2006: £0.9 million, 2005: £0.5 million). On a like-for-like basis, under UK GAAP, the UK operating margin remained constant year-on-year at 16.7% (2005: 16.7%).

Half-year performance

The Group's half-year performance showed typical seasonality with the second half stronger than the first. Adjusting for acquisitions, 44% of revenue was generated in the first half (2005: 46%) and 56% in the second half (2005: 54%). On an organic basis second half revenue grew 43% year-on-year and 27% over the first half of the year.

	Core UK £'m	US £'m	SSN £'m	2006 Group £'m	Core UK £'m	US £'m	SSN £'m	2005 Group £'m
Revenue	**101.3**	**0.1**	**0.1**	**101.5**	70.2	–	–	70.2
Costs	**85.2**	**1.1**	**4.1**	**90.4**	58.7	0.5	2.7	61.9
Adjusted* operating profit	**16.1**	**(1.0)**	**(4.0)**	**11.1**	11.5	(0.5)	(2.7)	8.3
Adjusted* profit before tax	**16.8**	**(1.0)**	**(4.0)**	**11.8**	12.2	(0.5)	(2.7)	9.0
Adjusted* operating margin	**15.9%**	–	–	**10.9%**	16.4%	–	–	11.9%

38.3p
Adjusted diluted EPS grew by 36%

Adjusted* operating margin in the core UK business followed a similar trend to revenues with the H1:H2 performance being 14.8%:16.8% as a result of traditionally stronger utilisation in the second half reflecting the predominantly first half holiday season.

Taxation

Tax charge in the income statement

The adjusted* Group tax charge of £2.1 million (2005: £2.9 million) resulted in an effective tax rate for the year of 18.0% (2005: 32.5%) and benefited from our claim for research and development tax credits for the four years ending 31 March 2006. Ignoring the credit for the previous three years (£1.1 million) the Group's effective tax rate would have been 27.5%.

Tax credit taken directly to equity

Following the Group's adoption of IFRS on 1 April 2004, material tax credits are taken through equity much of which would, under UK GAAP, have previously been recognised as a reduction in the Group tax charge.

These relate to share-based payments and amount to £1.3 million (2005: £0.4 million). This amount incorporates not only the tax deduction available against the profit made by employees on the exercise of share incentives but also the change in the intrinsic value of unexercised share incentives based on the Company's share price at each balance sheet date.

Unrecognised deferred tax assets

There continues to be uncertainty as to the timescale of the utilisation of the remaining acquired Rubus carried forward losses of £11.2 million and the accumulated unutilised US trading losses of £1.6 million.

The Group has therefore not recognised the potential deferred tax asset of £3.9 million associated with these losses.

Earnings per share

Adjusted* diluted earnings per share increased substantially by 54% to 43.3 pence (2005: 28.1 pence) although 5.0 pence was attributable to the prior year impact of our claim for R&D tax credits. Growth was 36% after adjusting for this prior year tax effect.

The impact of the Group's net investment in Detica Inc and StreamShield is illustrated in the table below.

Other factors affecting adjusted* diluted EPS this year include an additional 384,000 shares previously held by the Employee Trust being taken into the calculation as employees exercise options.

	2006 pence	2005 pence	Growth
Adjusted* diluted earnings per share			
UK	**60.9**	38.2	59%
US	**(4.6)**	(2.2)	
SSN	**(13.0)**	(7.9)	
Group	**43.3**	28.1	54%
Adjusted* diluted earnings per share excluding prior year R&D tax credit			
UK	**55.9**	38.2	46%
US	**(4.6)**	(2.2)	
SSN	**(13.0)**	(7.9)	
Group	**38.3**	28.1	36%

Dividends

The Board is recommending a final dividend of 5.5 pence per share making a total for the year of 8.0 pence (2005: 6.3 pence), up 27% on the prior year. This represents dividend cover of 4.7 times (2005: 4.5 times) based on adjusted* diluted EPS excluding the impact of the prior year R&D tax credit.

Cash and treasury

The Group has continued to generate good cash flow with high cash conversion ratios maintained. At the operating level, the cash inflow for the year (before tax paid) of £11.6 million represents 105% of adjusted* operating profit (2005: 102%). After accounting for net cash outflows of £8.5 million associated with the Group's three acquisitions, cash ended the year at £16.6 million (2005: £21.5 million).

Capital expenditure increased by 36% to £5.3 million (2005: £3.9 million) reflecting both the underlying growth of the business and the cost of fitting out our new London office which opened in May 2005.

The Group's policy is to fund its operations through the use of retained earnings, equity and bank debt, although its short-term borrowing facilities are currently undrawn. Further details on Group treasury policies including those relating to credit risk, foreign currency risk and liquidity risk are given in note 20, Financial instruments.

International Financial Reporting Standards ("IFRS")

The Group is required to report its results in accordance with IFRS from 1 April 2005 and these are the first set of full year Financial Statements prepared on this basis. Note 25 gives details of the main IFRS differences that affect Detica's transition year to 31 March 2005.

In quoting "adjusted" profits, margins and tax figures in the Business Review and this Financial Review, the Group has made two adjustments to the figures presented on the face of the Income Statement because the Directors consider that it better reflects the ongoing performance of the Group. These relate to:

• the amortisation of acquired intangibles of £141,000 (2005: £nil) under IFRS 3 "Business Combinations"; and

• following the reclaim of previously unrecognised acquired tax losses of £224,000 (2005: £258,000), the resultant charge within operating expenses for the impairment of Rubus goodwill required by IAS 12 " Income Taxes".

Mandy Gradden
Finance Director
2 June 2006

Directors' biographies



Chris Conway (Age 61)
Non-Executive Chairman

Chris joined Detica as an independent Non-Executive Director in November 2000 and was appointed Non-Executive Chairman of Detica in April 2001. He has extensive experience in the IT sector and worked for IBM from 1966 to 1993, rising through roles in programming, sales, marketing and operations to become a member of the IBM UK board. He moved in 1993 to Digital Equipment Co. where he became Chairman and Chief Executive of Digital UK [illegible]ire. Chris became Vice President of Compaq's Enterprise Computing Group responsible for the EMEA area following Compaq's acquisition of Digital in 1998. He left Compaq in November 1999 and is now a Non-Executive Director of Brammer plc, Dicom plc and Synetrix Limited. As Chairman of Detica, Chris is responsible for the running of the Board and is also Chairman of the Group's Remuneration and Nomination Committees and a member of the Audit Committee.



Tom Black (Age 46)
Chief Executive

Tom joined Detica in 1984 as a fee-earning consultant working on a broad range of client assignments and subsequently holding a series of senior management positions, including Business Unit Director, Marketing Director and Commercial Director before his appointment as Managing Director in 1995. He led Detica's move into Commercial markets in the 1990s and headed the management buyout in 1997, soon after which he became Chief Executive. Tom led the Group's flotation on the London Stock Exchange in April 2002. Tom is also a member of the Boards of Detica Inc and StreamShield Networks Limited.



Chris Banks (Age 56)
Non-Executive Director

Chris joined the Board in October 2000 as an independent Non-Executive Director. He has had extensive experience in the IT industry since 1978, when he joined The BIS Group, where he was Group Finance Director from 1985 to 1991. Chris was Finance Director at CMG from 1992 to June 2000 and remained a Non-Executive Director of CMG until December 2002. He is also Non-Executive Director and Chairman of the Audit Committee of The Innovation Group plc and Bespak plc as well as being a trustee of The Barbara Ward Children's Foundation. He qualified as a Chartered Accountant in 1973 and is a member of the Association of Corporate Treasurers. At Detica, Chris is the Senior Independent Director, Chairman of the Audit Committee and a member of the Remuneration and Nomination Committees.



Mandy Gradden (Age 38)
Finance Director

Mandy joined Detica in June 2003 and was appointed to the Board in July 2003. She is responsible for both financial and commercial management. She qualified as a chartered accountant at Price Waterhouse in 1992 and joined Dalgety plc, the agricultural and food production company, as Group Financial Controller in 1997. In 2000, Mandy joined Telewest Communications plc as Director of Corporate Development, where an important part of her role was the management of Telewest's portfolio of investments in smaller high-technology businesses. Mandy is also a member of the Board of Detica UK.



Mark Mayhew (Age 46)
Non-Executive Director

Mark joined the Board in May 2003 as an independent Non-Executive Director. He was previously CEO of CIMS, the specialist marketing subsidiary of Cendant Corporation. He has a strong background in both customer management and the Financial Services sector. Prior to his appointment at CIMS in March 2002, Mark was UK Country Head of Morgan Stanley's Consumer Banking Group. Previously he was at NatWest for 14 years where he held a variety of roles including Director, Retail Marketing and most recently Chief Operating Officer for NatWest Card Services. Mark is CEO of Pipplus Limited and also sits on the Advisory Board of a corporate social responsibility practice, Cause and Effect Marketing. Mark is a member of Detica's Remuneration, Audit and Nomination Committees.

Other senior executives' biographies









Colin Evans (Age 38)
Managing Director,
Detica UK

Colin joined Detica in 1993 and has been part of the executive management team since 1997. Appointed Managing Director of Detica UK in February 2005, he is responsible for the Group's core business in the UK. Colin has a strong background in large scale information management programmes, and ran the Company's National Security business prior to his previous appointment as Chief Operating Officer in 2002. Colin is a member of the Board of Detica UK.

Simon Gawne (Age 39)
Managing Director,
StreamShield Networks

Simon joined Detica in May 2003 and carried out the feasibility work that lead to the creation of StreamShield of which he subsequently became Managing Director. Prior to this, Simon was co-founder and Commercial Vice President of Red-M, a VC-backed wireless communications company that achieved an early lead in the emerging Bluetooth market. Before Red-M, Simon held a number of executive management positions at Madge Networks, a leading enterprise networking company, latterly as Vice President of Worldwide Marketing and Business Development. Simon is a member of the Board of StreamShield Networks Limited.

Dean Bakeris (Age 41)
Managing Director,
Detica Inc

Dean joined Detica in May 2005 as Managing Director of its US operations. He brings over 15 years of operations, business and strategy development and programme and engineering management experience within Fortune 100 companies. Previously, Dean worked for AlliedSignal, Honeywell and, L-3 Communications. Most recently he held a senior position within Raytheon's Intelligence and Information Systems division creating new strategies and technology solutions for customers. Dean is a member of the Board of Detica Inc.

John Woollhead (Age 45)
Company Secretary

John joined Detica in January 2005 and is responsible for the full range of company secretarial duties within the Group. John qualified as a Chartered Secretary in 1987 and was appointed Company Secretary of Eve Group plc later that year. More recently John acted as Company Secretary to Peterhouse Group plc. John is Secretary to the Board, the Audit, Remuneration and Nomination Committees and to the Board of StreamShield Networks Limited.

Directors' report

The Directors present their report and the audited Group financial statements for the year ended 31 March 2006.

Business Review

The Group's principal activity is the provision of information technology services and solutions. The Business Review and Financial Review on pages 4 to 17 of this report includes the Directors' view on the development of the business and its position at the end of the financial year, with reference to performance indicators used by the Directors to monitor the business. The Group's financial risk management objectives and policies are discussed in the cash and treasury section of the financial review on page 17 and note 20 to the accounts.

The financial results of the Group are shown in the Consolidated income statement on page 38 and the accompanying notes.

Dividends

The Directors propose a final dividend of 5.5 pence per ordinary share which, together with the interim dividend of 2.5 pence per ordinary share paid on 10 January 2006, makes a total dividend of 8.0 pence per ordinary share for the year, an increase of 27% over the prior year. The final dividend will, if approved by shareholders at the Annual General Meeting ("AGM"), be paid on 28 July 2006 to shareholders on the register at 30 June 2006, with an ex-dividend date of 28 June 2006.

Share capital

Details of the authorised and called-up share capital of the Company are set out in note 17 to the Group financial statements. It is proposed at the forthcoming AGM that a bonus issue be made so that shareholders will receive an additional four shares for each one currently held. Full details are given in the circular to shareholders dated 2 June 2006.

Directors and their interests

The Directors in office during the year were Chris Conway, Chris Banks, Tom Black, Mandy Gradden and Mark Mayhew. Chris Banks and Mark Mayhew retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election. The biographies of both Directors are set out on page 18.

Directors' interests in shares and share options in the Company are detailed in the Directors' remuneration report.

The Group has indemnified the Directors of the Company against liability in respect of proceedings brought by third parties, subject to the conditions set out in the Companies Act 1985. Such qualifying third party indemnity provision was in force during the year and continues to be in force as at the date of this report. The Group has purchased Directors and Officers' liability insurance with an indemnity limit of £20 million in order to minimise the potential impact of such proceedings.

Principal shareholders

The Company is aware of the following shareholders being interested in 3% or more of the Company's issued ordinary share capital as at 2 June 2006.

	Ordinary shares of 2 pence	% of issued share capital
New Smith Capital Partners	1,727,001	7.7
Scottish Widows Investment Partnership	1,720,450	7.7
Threadneedle Asset Management	1,545,000	6.9
Tom Black	1,242,836	5.6
Standard Life Investments	1,238,552	5.5
Merrill Lynch Investment Managers	1,127,329	5.0
F&C Asset Management	974,727	4.4
Herald Investment Trust	845,000	3.8

Employee benefit trust

The Detica Group Employee Trust is a discretionary trust established in 1998 for the benefit of staff in the Group. It has a professional independent trustee, Close Trustees Jersey Limited. The Trust is financed by loans from the Group and costs of administration are charged to the profit and loss account as incurred. All rights to dividends have been waived by the Trust. The Trust has purchased the Company's shares for use in connection with the Group's employee share schemes. The Remuneration Committee makes recommendations to the Board, which then makes recommendations to the Trust regarding the grant of equity incentives and LTIPs to members of staff.

In accordance with best practice, the Trust has been requested to abstain from voting at any general meeting.

Research and development ("R&D")
Most R&D undertaken by the Group is funded by clients and therefore does not qualify for separate disclosure as R&D within these financial statements. The notable exception in 2006 was StreamShield Networks where the Group spent £2.6 million (2005: £1.9 million) on the development of the CSG product. This expenditure, together with that incurred within the Company's Technology Innovation Group is set out in note 3 to the accounts.

Creditors' payment policy and practice
It is the Company's policy that payments to suppliers are made in accordance with those terms and conditions agreed between the Group and its suppliers, providing all trading terms and conditions have been complied with.

At 31 March 2006, the Group had 28 days' purchases outstanding in trade creditors (2005: 31 days).

Corporate Responsibility
Detica recognises that it is part of a wider community of employees, shareholders, customers, suppliers and others, and acknowledges that Group companies have a responsibility to act in a way that respects the environment.

Detica's objective is to minimise the impact of the Company's operations on the environment and as far as is reasonably practical, to protect and conserve the local and wider environment from any adverse impacts caused by operations.

Through its Corporate Responsibility policy Detica aims to:

- Meet all relevant legislative requirements on environmental issues;
- Promote environmental awareness among staff and seek their active participation in minimising the environmental impact of the Group's operations;
- Seek to conserve energy and natural resources by minimising waste, recycling where possible and by maximising our use of renewable resources;
- Consider the life-cycle environmental effects of investment in premises and equipment;
- Ensure it is proactive and fair in its support of charitable causes;
- Adopt the highest standards of business ethics in all our dealings; and
- Ensure all contractors follow its practices whilst working on site and respond promptly and efficiently to adverse occurrences.

A recycling system was introduced during the year, through which the Group recycle items such as paper, aluminium, plastics, computer equipment and fluorescent tubes. 70% of the Group's stationery products are either environmentally benign or have environmental advantages. Additionally, all paper is 100% recyclable. In addition, Detica is investigating the feasibility of establishing a Resource Efficiency Club on the Surrey Research Park in order to ascertain, in conjunction with other businesses, methods by which waste and emissions can be reduced and to create a plan for environmental improvements.

Following advice from the Carbon Trust, Detica has increased the focus on methods by which CO_2 emissions produced as a result of the Company's operations are reduced. A number of initiatives were introduced in order to improve energy efficiency including a change of electricity supplier to one which generates 10% of its power through CO_2-free generating technologies such as hydro-electricity.

Health and safety
The Group strives to provide and maintain a safe environment for all employees, customers and visitors to its premises and to comply with relevant health and safety legislation. In addition, the Group aims to protect the health of employees with suitable, specific work-based strategies, seeking to minimise the risk of injury from Group activity and ensuring that systems are in place to address health and safety matters. The Group also encourages the involvement of employees and aims for continual improvement in health and safety matters through a formal structure with a reporting and review process. Compliance with Group policy is monitored centrally and an annual health and safety report is produced for the Board.

During the year, the health and safety manager reviewed and updated the policies and procedures relating to health and safety. The five-year health and safety plan remains on target and has been updated to reflect the additional priorities. Health and safety audits and risk assessments have been carried out and additional actions and controls have been implemented and training conducted to ensure that employees can carry out their functions in a safe and effective manner.

The Health and Safety Committee, which includes employee representatives from all areas of the business, met five times during the year in order to monitor and manage the implementation of agreed health and safety policy.

Employee involvement
Regular and open communications form the backbone of the Group's relationship with members of staff. These range from meetings with career counsellors, personal development, regular business unit and departmental meetings to the Detica Forum, an annual cross company meeting of all staff which was last held in London in June 2005. The Detica Forum included plenary presentations from all the senior leaders of the business and then breakout sessions focused on different aspects of the business.

[illegible] issues always remain high on the agenda as the Group strives to excel as an employer of choice with exciting and interesting career development opportunities for all staff. Staff surveys have long been part of the culture at Detica and in the summer of 2005 an employee engagement survey showed Detica scoring well in all categories. Through working groups staff were involved in the design of new HR policies and practices. The objective of these new policies is to increase employee engagement and minimise staff turnover.

The policy of providing staff with information about the Group has continued through the Group's intranet and through a staff newsletter, in which staff have also been encouraged to present their suggestions and views. A formal staff consultation committee has also been established to enhance the flow of information and ideas between all staff and the management team.

Training programmes for staff continue to focus on technical, consulting and people skills to meet the needs of a more complex high growth business. A comprehensive one week induction programme is run for all new joiners, no matter what their experience level, focused on how the business operates, Detica's culture and values and key business processes. For new graduates a further programme is arranged as an introduction to consulting. During the year a tailored development programme to equip selected staff with specialised data analytics skills was introduced.

Staff are able to participate directly in the success of Detica through participation in the annual bonus and Employee share option schemes.

Disabled employees
The Group gives full consideration to applications for employment from disabled persons where the requirements of the job can be adequately fulfilled by a handicapped or disabled person. Where existing employees become disabled, [illegible] the Group's policy wherever practicable to provide continuing employment under normal terms and conditions and to provide training and career development and promotion to disabled employees wherever appropriate.

Charitable donations
Detica supports charity both through donations and through staff undertaking voluntary work in the community. The Group Give-As-You-Earn scheme has been operational for a number of years and enables members of staff to give money either to nominated charities or to a charity of their own choice. Furthermore, staff supported the Niger appeal last year with the Company matching donations made by staff.

Marie Curie Cancer Care was chosen as Detica's charity of the year for 2006. Employees have been active in raising funds and supporting the efforts of Marie Curie Cancer Care to help with Nursing, Hospices and Research.

Detica also donates money to a small number of other charities, notably the Prince's Trust Technology Leadership Group and Surrey Young Enterprise scheme.

Detica provides business mentors for sixth form students participating in the Surrey Young Enterprise scheme and recently, has been working with a voluntary work organisation called Surrey Cares. This organisation coordinates teams of people to tackle local projects such as renovating community centres or building infrastructure for animal sanctuaries.

Detica also sponsors "York in Schools" an award-winning voluntary organisation based at the University of York which encourages university students to volunteer in local schools and Detica provides mentoring and language support. Last calendar year, Detica helped place over 500 students in local schools.

The total amount of charitable donations made by the Group during the year ended 31 March 2006 was £44,000 (2005: £35,000).

There were no political donations.

Auditors
Ernst & Young LLP have expressed their willingness to continue in office. Accordingly, a resolution to reappoint Ernst & Young LLP as the Group's auditors and authorising the Directors to fix their remuneration will be put to the forthcoming Annual General Meeting.

Annual General Meeting
The Notice of the AGM to be held on 20 July 2006 (together with explanatory notes) is set out on pages 76 to 79 of this report. A summary of the resolutions is given below:

- To receive the report and accounts for the year ended 31 March 2006;
- To consider the Directors' remuneration report;
- To re-elect Chris Banks and Mark Mayhew as Non-Executive Directors;
- To declare a final dividend of 5.5 pence;
- To reappoint Ernst & Young LLP as auditors;
- To approve an increase in the authorised share capital of the Company;
- To approve a bonus issue of four shares for every one share currently held;
- To authorise the Directors to allot securities; and
- To authorise the Directors to allot securities for cash other than on a pro-rata basis to shareholders.

Full details regarding the above resolutions are given in the notes to the AGM agenda on pages 77 to 79 and, in respect of the proposed bonus issue, in the circular to shareholders dated 2 June 2006.

Full details of the electronic AGM voting system are given in the notes to the AGM on pages 77 to 79.

The proxy votes for and against each resolution, including abstentions will be counted before the AGM and the results will be made available at the meeting after the shareholders have voted on a show of hands.

Directors' statement as to disclosure of information to auditors
The Directors who were members of the Board at the time of approving the Directors' report are listed on page 20. Having made enquiries of fellow Directors and of the Company's auditors, each Director confirms that:

- to the best of each Directors knowledge and belief, there is no information relevant to the preparation of their report of which the Company's auditors were unaware; and
- each Director has taken all the steps a Director might reasonably be expected to have taken to be aware of all relevant audit information and to establish that the Company's auditors are aware of that information.

Authorisation of financial statements
The financial statements of Detica Group plc for the year ended 31 March 2006 were authorised for issue by the Board of Directors on 2 June 2006 and the balance sheets were signed on behalf of the Board by Tom Black and Mandy Gradden. Detica Group plc is a public limited company incorporated and domiciled in England and Wales. The Company's ordinary shares are traded on the London Stock Exchange.

By order of the Board:

J Woollhead

John Woollhead
Company Secretary
2 June 2006

Corporate governance

Detica is committed to and is accountable to shareholders for high standards of corporate governance. In respect of the year ending 31 March 2006, Detica has been in full compliance with the provisions of section 1 of the 2003 Combined Code on corporate governance.

This statement describes how principles of corporate governance are applied to the Group.

The Board
The Board comprises two Executive and three Non-Executive Directors whose Board and Committee responsibilities are set out in the table below:

		Board	Audit	Remuneration	Nomination
Chris Conway	Non-Executive Chairman	Chairman	Member	Chairman	Chairman
Chris Banks	Non-Executive Director and Senior Independent Director	Member	Chairman	Member	Member
Tom Black	Chief Executive	Member	–	–	–
Mandy Gradden	Finance Director	Member	–	–	–
Mark Mayhew	Non-Executive Director	Member	Member	Member	Member

The Non-Executive Chairman, Chris Conway, is responsible for the running of the Board. The Chairman encourages the Board to act as a single unit by obtaining consensus at Board meetings. In exceptional circumstances decisions would be taken by majority.

Executive responsibility for the running of the Group's business rests with the two Executive Directors, Tom Black and Mandy Gradden, who are supported in this by the subsidiary boards of Detica UK, StreamShield Networks Limited and Detica Inc.

The Board normally meets on a monthly basis. During the year, the Board met on 11 scheduled occasions; further meetings and conference calls are held as and when necessary. In addition, two two-day strategy meetings took place, which were also attended by other senior executives of the Group. The attendance of individual Directors at the scheduled Board meetings is shown in the table below:

	Scheduled Board meetings attended	Strategy meetings attended	Ad hoc and conference call meetings attended
Chris Conway	11/11	2/2	4/4
Chris Banks	10/11	2/2	4/4
Tom Black	11/11	2/2	4/4
Mandy Gradden	11/11	2/2	4/4
Mark Mayhew	11/11	2/2	4/4

During the year the Chairman met with the Non-Executive Directors, without the executives present, on several occasions.

After careful review, the Board has again concluded that Chris Conway (notwithstanding his role as Non-Executive Chairman) was independent throughout the year. In coming to this view, the Board considered strength of character and independence of judgement and opinion. Chris Conway will continue to chair the Remuneration and Nomination Committees and remain a member of the Audit Committee. In addition, and again after careful review, the Board concluded that Chris Banks and Mark Mayhew were independent throughout the year. In coming to these assessments in respect of the three Non-Executive Directors, the Board considered the character of the individuals concerned and the fact that none of them:

- has ever been an employee of the Group;
- has ever had a material business relationship with the Group;
- receives any remuneration other than their fees;
- has close family ties with advisors, other Directors or senior management of the Group;
- has significant links with other Directors through involvement with other companies;
- represents a significant shareholder; or
- has served on the Detica Board for more than nine years.

During the year Pipplus Limited, a company of which Mark Mayhew is a director, retained Detica to undertake IT consultancy work. The value of the contract was £30,000. The Board was made fully aware of the relationship prior to its commencement and concluded that it did not constitute a conflict of interest or impact the independence of Mark Mayhew.

The Board is responsible to shareholders for the proper management of the Group and for its system of corporate governance. It receives information on (at least) a monthly basis to enable it to review trading performance, forecasts and strategy and it has a schedule of matters specifically reserved for its decision. The most significant of these are:

- changes to the structure, size and composition of the Board;
- consideration of the independence of Non-Executive Directors;
- review of management structure and senior management responsibilities;
- with the assistance of the Remuneration Committee, approval of remuneration policies across the Group;
- approval of strategic plans, profit plans and budgets and any material changes to them;
- oversight of the Group's operations ensuring competent and prudent management, sound planning, an adequate system of internal control and the management of adequate accounting and other records;
- final approval of annual and interim accounts and accounting policies;
- approval of the dividend policy;
- approval of the acquisition or disposal of subsidiaries and major investments and capital projects;
- delegation of the Board's powers and authorities, including the division of responsibilities between the Chairman, the Chief Executive and other Executive Directors; and
- receiving reports on the views of the Company's shareholders.

Operational management of the Group is delegated to the three subsidiary boards of Detica UK, StreamShield Networks Limited and Detica Inc.

Procedures exist to allow the Directors to seek independent legal and professional advice in respect of their duties at the Company's expense where the circumstances are appropriate. All Directors have access to the Company Secretary for advice.

All Directors are required to submit themselves for re-election at regular intervals and at least every three years.

Chris Banks and Mark Mayhew are submitting themselves for re-election at the forthcoming AGM. Their biographical details on page 18 document the range of skills and experience each brings to the Group. The Chairman has confirmed that following evaluation their performance continues to be effective and that each director continues to demonstrate commitment to the role.

The following formally constituted committees deal with specific aspects of the Group's affairs in accordance with their written terms of reference, which are reviewed annually. Full details of these terms of reference can be found at www.detica.com.

Audit Committee

The Audit Committee, which is chaired by Chris Banks (who has recent, relevant experience as the former Finance Director of CMG plc and as the current audit committee chairman of two other listed companies), comprises the Non-Executive Directors and meets three times a year. The Chief Executive, Finance Director and external auditors attend these meetings as required by the Committee.

The purpose of the Committee is to assist the Board in the discharge of its responsibilities for financial reporting and corporate control and to provide a forum for reporting by the external auditors. The responsibilities of the Committee include:

- to monitor the integrity of the financial statements and review significant financial reporting judgements contained in them;
- to review the Company's internal control and risk management systems;
- to make recommendations to the Board in relation to the appointment of the external auditor and to approve the remuneration and terms of engagement of the external auditor;
- to review and monitor the independence, objectivity and effectiveness of the external auditor;
- to develop and implement policy on the engagement of the external auditors to supply non-audit services;
- to monitor the Company's whistle-blowing procedures; and
- to review regularly the need for an internal audit function.

The attendance of individual Committee members at Audit Committee meetings is shown in the table below:

	Meetings attended
Chris Banks	3/3
Chris Conway	3/3
Mark Mayhew	3/3

In addition the Chief Executive, Finance Director and the external auditor attended each of the meetings.

During the year the Committee undertook the following activities at these meetings:

- reviewed the interim and annual results and reports including a review of matters raised by the external auditor and areas of judgement;
- reviewed the system of internal control in operation throughout the Group;
- reviewed and approved the Company's approach to implementing International Financial Reporting Standards;
- reviewed the requirement for an internal audit function and concluded that the current arrangements are adequate;
- reviewed the scope, effectiveness, independence and objectivity of the external auditor Ernst & Young LLP;
- reviewed and agreed the level of non-audit fees payable to the external auditor;
- considered and approved the accounting treatment of various taxation issues that arose during the year;
- reviewed the Company's compliance with the Combined Code on Corporate Governance;
- reviewed its own effectiveness and concluded that it had continued to operate as an effective Audit Committee;
- reviewed the whistle-blowing policy of the Group; and
- reviewed the treasury policies of the Group.

At the conclusion of each meeting of the Audit Committee the Non-Executive Directors met with Ernst & Young LLP without executives of the Company being present.

Remuneration Committee
The Remuneration Committee, which is chaired by Chris Conway and comprises the Non-Executive Directors, meets at least twice a year and additionally as required. It is responsible for reviewing remuneration arrangements for members of the Board and other senior employees of the Group and for providing general guidance on aspects of remuneration policy throughout the Group.

During the year the Committee met more often than would normally be the case due to the implementation of the revised performance related pay arrangements, a number of administrative matters arising and consideration of the issues detailed below.

The Committee made recommendations to the Board regarding:

- basic salary and other benefits of the Executive Directors and other senior executives of the Group;
- performance-related remuneration in respect of the Executive Directors and other senior executives of the Group;
- awards to be made under the LTIP and ESOS during the year and associated performance conditions;
- the achievement of performance conditions in respect of equity incentives that vested during the year;
- minor amendments to the rules of the Group LTIP, ESOS and AESOP to benefit administration and to reflect recent changes to legislation; and
- the new policy whereby Executive Directors and other senior executives are encouraged to hold Detica equity to a set percentage of salary over a period of time.

The attendance of individual Committee members at Remuneration Committee meetings, one of which was via conference call is shown in the table below:

	Meetings attended
Chris Conway	13/14
Chris Banks	13/14
Mark Mayhew	13/14

The Remuneration report is set out on pages 30 to 35.

Nomination Committee
The Nomination Committee is chaired by Chris Conway and comprises the Non-Executive Directors. The Committee is responsible for proposing candidates to the Board and subsidiary boards having regard to the balance and structure of the Board and the senior management team.

During the year and up to the date of this report, the Committee met and made recommendations to the Board regarding:

- the appointment of Non-Executive Directors of Detica Inc;
- the proposed re-election of Chris Banks and Mark Mayhew as Non-Executive Directors at the forthcoming Annual General Meeting; and
- the appointment of certain other senior managers in the Group.

The attendance of individual Committee members at Nomination Committee meetings during the year is shown in the table below:

	Meetings attended
Chris Conway	4/4
Chris Banks	4/4
Mark Mayhew	4/4

Performance reviews
A formal appraisal process for the Board and its committees was undertaken during the year. This was an internal process using detailed questionnaires completed by all relevant Directors and collated and summarised by the Company Secretary. The questionnaire in respect of the Board, the Remuneration and the Nomination Committees covered objectives and strategy, management oversight, Board performance, meetings, external relationships, governance and Board/Committee constitution. The questionnaire in respect of the Audit Committee covered terms of reference, membership, meetings, training and resources, financial reporting, internal controls and risk management, internal and external audit process, whistle-blowing, Board relationship and communications with shareholders.

The results of the exercise were discussed by the Board and by the Non-Executive Directors (without the executives present) who concluded that the Board and its committees are operating effectively. The Board is currently considering any actions identified by the process that could improve the performance and workings of the Board and its committees.

During the year the Chairman and Non-Executive Directors reviewed the performance of the Chief Executive and the Chief Executive reviewed the performance of the Finance Director. The Chairman reviewed the performance of the Non-Executive Directors. The Chairman was appraised by the Non-Executive Directors led by the Senior Independent Director. Any training requirements of the Directors were identified during this process.

The process confirmed that all Directors continued to contribute effectively and with sufficient commitment to their roles in order to facilitate the progress of the Group. The AGM notice confirms that the performance of Chris Banks and Mark Mayhew, both being proposed for re-election, continues to be effective and that they remain committed to the role.

It is anticipated that the review exercise will be repeated annually.

Internal control
The Board is responsible for establishing and maintaining the Group's system of internal control and for reviewing the effectiveness of these controls. Internal control systems are designed to meet the particular needs of the Group and the risks to which it is exposed. By their nature however, internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

Key elements of the internal control system are described below. These have all been in place throughout the year and up to the date of this report and are reviewed regularly by the Board:

- clearly defined management structure and delegation of authority to committees of the Board, subsidiary boards and associated business units;
- clearly documented internal procedures set out in the Group's ISO 9001 accredited quality manual;
- high recruitment standards and formal career development and training to ensure the integrity and competence of staff;
- regular and comprehensive information provided to management, covering financial performance and performance indicators, including non-financial measures;
- a detailed budgeting process where business units prepare budgets for the coming years and rolling three-year strategic plans, which are approved by the Board;
- procedures for the approval of capital expenditure, investments and acquisitions;
- monthly monitoring and re-forecasting of annual and half-year results against budget, with major variances followed up and management action taken where appropriate;
- regular internal audits of key processes and procedures under the Group's ISO 9001 accredited quality assurance process;
- ongoing procedures to identify, evaluate and manage significant risks faced by the business in accordance with the guidance of the Turnbull Committee on Internal Controls and procedures to monitor the control systems in place to reduce these risks to an acceptable level; and
- formal consideration of progress made against significant business risks at monthly subsidiary board meetings, with quarterly briefings to the Board.

Detica does not have a dedicated internal audit function, although regular internal audits are conducted under the Group's ISO 9001 accredited quality assurance process and at the request of the Audit Committee. The Board has considered the need for an internal audit function and concluded that current arrangements are adequate given the structure of the Group's accounting function and the size of the Group. However it is anticipated that internal audit resource will be recruited as the size and complexity of the Group increases.

The Board, with the assistance of the Audit Committee, has conducted its annual review of the effectiveness of the system of internal control based on a review of significant risks identified, the results of quality and other internal audits, external audits and reports from management.

Auditor independence
The Company operates a rigorous policy designed to ensure that the auditors' independence is not compromised by their undertaking inappropriate non-audit work. All significant non-audit work commissioned from the external auditors requires Audit Committee approval. The external auditors are only selected to undertake non-audit work where the nature of the work makes it more timely, efficient or cost-effective to select advisors who already have a good understanding of the Group.

The Audit Committee has undertaken its annual review of the nature and amount of non-audit work undertaken by the external auditors to satisfy itself that there is no effect on their independence.

Details regarding non-audit work undertaken by Ernst & Young LLP are given in note 3 on page 51.

Going concern
The Directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future, a period of not less than 12 months from the date of this report. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Communication with shareholders
The Company values the views of shareholders and recognises their interests in the Group's strategy and performance. It holds briefings with institutional fund managers, analysts and other investors, including staff shareholders, primarily following the announcement of interim and preliminary results, as well as at other times during the year as may be appropriate. During the year the Group met with 29 leading shareholders representing 71% of the issued share capital not held by directors, staff and the Employee Benefit Trust as at the date of this report. The Company's programme of investor relations activities is designed to ensure that the investing community receives a balanced and consistent view of the Group's performance. Care is taken to ensure that any price sensitive information is released to all shareholders at the same time in accordance with FSA requirements. All shareholders are welcomed to the Annual General Meeting, at which the Board of Directors will be available to answer questions from shareholders. Communication is also provided through the Annual Report and the Interim Report and the investor relations area on the Company's website www.detica.com, on which financial and other information is available and regularly updated.

The Chairman and Senior Independent Director have written to all major shareholders to identify themselves and offer themselves as an alternative point of contact for any matters of concern. It is anticipated that the Chairman will attend a selection of investor meetings following the preliminary announcement of results in June 2006. In addition, the Board receives reports from the Company's broker twice a year that communicate feedback from institutional shareholders. The Board also reviews analyst and press coverage of the Company every month and receives reports twice a year from its financial public relations advisor regarding the views of analysts.

By order of the Board:

J Woollhead

John Woollhead
Company Secretary
2 June 2006

Directors' remuneration report

Information not subject to audit

The Remuneration Committee and its advisors
The Committee reviews the remuneration packages of Executive Directors and other senior employees of the Group (having due regard to pay levels throughout the Group) and makes recommendations thereon to the Board within agreed terms of reference. Chris Conway chairs the Remuneration Committee and, during the year, its other members have been Chris Banks and Mark Mayhew.

The Remuneration Committee has appointed The Monks Partnership, a leading firm of executive remuneration consultants, to monitor comparability with the marketplace and in particular the remuneration levels and policies of the Group's closest competitors and peer companies. The Committee has also engaged New Bridge Street Consultants LLP to assist it in the design of performance-related remuneration for senior executives and other related matters and historically in developing its response to the impact of new international accounting standards on Detica's equity incentive plans.

Neither the Monks Partnership nor New Bridge Street Consultants LLP provide any other services to the Company, other than, in the case of New Bridge Street Consultants LLP, the valuation of share incentive awards under International Financial Reporting Standards and the review of this report.

In addition Steve Bright, the Group HR Director, assisted the Committee in consideration of remuneration related issues from October 2005 to the date of this report.

Remuneration policy
The Group's policy on Executive Director remuneration is to provide competitive market-based packages which reward Group and individual performance and motivate senior executives to achieve stated business objectives and deliver outstanding shareholder returns. Remuneration packages comprise a basic salary, annual performance-related remuneration by way of a cash bonus, participation in the Group's share incentive plans, pensions and other benefits as detailed below. As a result, a significant proportion of the Executive Directors' remuneration packages are performance-related. Salaries and performance-related remuneration are reviewed annually and any changes effected from 1 April.

It is the Committee's policy to provide an upper quartile total remuneration opportunity through competitive levels of fixed and, in particular, variable performance-related remuneration. This policy was in operation throughout the year and will continue for the next financial year.

Share incentives
The Group has a number of share incentive schemes, under which all members of staff, including the Executive Directors, are potential beneficiaries. These include:

- an Employee Share Option Scheme ("ESOS");
- a Long-Term Incentive Plan ("LTIP"); and
- an All-Employee Share Ownership Plan ("AESOP").

During the year, the Company did not grant any awards under the ESOS or the AESOP to Executive Directors and does not intend to make any grants under these schemes to the Executive Directors in the next financial year.

In addition, the Group has established an Inland Revenue approved subsidiary share option scheme to incentivise full-time employees of StreamShield Networks Limited (none of whom are Directors of the Group) which, if fully extended, will account for a maximum of 10% of the equity of StreamShield. These employees do not participate in any other Detica share incentive schemes.

When awarding share incentives, the Remuneration Committee ensures that over the medium to long term, awards that will be satisfied by new issue shares are not granted over more than 1% per annum on average of the issued share capital of the Company. However in the short term, awards may be made which will exceed 1% in any one particular year.

The Detica Group Employee Trust will make shares available to cover the accumulated anticipated LTIP entitlement at 31 March 2005 from the shares it holds which are not already set aside to cover other awards made under the ESOS and AESOP. It is anticipated that all LTIP awards made since 1 April 2005 will be satisfied by new issue shares.

Since flotation in April 2002 potentially dilutive share incentives have been awarded and are still outstanding over 823,404 (2005: 537,734) shares amounting to 3.7% (2005: 2.4%) of the issued share capital of the Company.

Components of remuneration

Basic salary

Basic salary for each Executive Director is set by reference to externally benchmarked market data for comparable businesses operating in IT services, management consulting and relevant high-tech sectors. When setting the Executive Director's basic salary, account is also taken of individual performance, experience and achievement of objectives.

The salaries of Tom Black and Mandy Gradden for the last two financial years are set out in the table on page 34.

In March 2006 The Monks Partnership undertook a detailed benchmarking exercise in order to provide the Remuneration Committee with relevant data from 20 comparable companies and competitors. A main finding of this review was that the existing salaries of the Executive Directors were below marketplace comparators. In addition, the Committee considered the excellent performance of the Group over the last three years, in particular, the outstanding performance achieved in the year to 31 March 2006, the increasing size and complexity of the Group and the specific experience of the Executive Directors which is critical to the Group's continued success when agreeing salaries for the year commencing 1 April 2006. With effect from 1 April 2006, Tom Black's salary is £290,000, an increase of 16.1% and Mandy Gradden's salary is £193,000, an increase of 10.3%.

Pension

Tom Black is a member of the Group's Executive Pension Plan, a money purchase scheme which provides for age-related contributions of between 10% and 20% of basic salary. Mandy Gradden is a member of the Group Personal Pension Scheme, a money purchase scheme which provides for contributions of up to 13.75% of basic salary. During the year, Company contributions amounted to £38,667 for Tom Black and £20,757 for Mandy Gradden.

Benefits

Benefits include the provision of a car allowance, payment for private fuel, life assurance, partner life cover, travel insurance, personal accident insurance, permanent health insurance and private medical insurance.

Performance-related remuneration

Policy

A revised policy of performance-related remuneration for the Executive Directors was introduced with effect from April 2005 and is described below.

Performance-related remuneration consists of two elements, a cash bonus and an award under the LTIP. The cash bonus rewards performance in the preceding year and the LTIP provides incentivisation for continued performance in forthcoming years.

The maximum award currently payable to Tom Black in any year is 100% of basic salary as a cash bonus and 100% of salary via an LTIP award. The maximum award currently payable to Mandy Gradden in any year is 60% of basic salary as a cash bonus and 60% of salary as an LTIP award.

The size of performance-related awards are dependent upon meeting challenging financial and personal objectives. More specifically, performance is measured against annual diluted Earnings Per Share ("EPS") growth targets, annual revenue growth targets, both of which carry a 40% weighting and the achievement of personal objectives which carries a 20% weighting.

If performance is below 90% of target no performance-related remuneration is paid. In order to receive the maximum award 125% of target performance is required. A sliding scale of performance-related remuneration is made if performance is between 90% and 125% of target.

Target performance is set by the Remuneration Committee each year and is in itself challenging relative to industry standards. Therefore, in order to receive the maximum performance-related award, performance must be exceptional.

The Remuneration Committee retains discretion over the level of bonus and LTIP award to be made.

Year to 31 March 2006

During the year the achievement of performance measures gave rise to a performance-related cash bonus of £166,000 (2005: £125,000) or 66% (2005: 57%) of base salary for Tom Black and £78,000 (2005: £53,000) or 45% (2005: 35%) of base salary for Mandy Gradden.

It is the intention of the Remuneration Committee that an LTIP award will be made to Tom Black and Mandy Gradden in due course.

Year to 31 March 2007

The policy as detailed above will be applied in the year to 31 March 2007.

Directors' interests in equity incentives
Details regarding the Directors' interest in equity incentives under the LTIP and ESOS at the financial year end are given on page 34.

During the year the Group made LTIP awards over 15,000 shares to Tom Black and over 7,000 shares to Mandy Gradden based on their performance in the year ended 31 March 2005. The awards will be payable in shares at the end of a vesting period subject to the satisfaction of EPS performance conditions, and continued employment, as described in note 2 on page 35. EPS was chosen as the performance condition as it is a key indicator of the Group's underlying financial performance. The extent to which the performance condition is satisfied will be independently verified by a third party.

The Committee regularly reviews the extent to which the Group's share-based incentive arrangements remain appropriate to the Group's current circumstances and prospects. The Committee is satisfied that, at this stage, the Group's policy in this regard continues to be appropriate.

Non-Executive Directors
The remuneration of the Chairman, which takes the form solely of fixed fees, is set by the Remuneration Committee. The remuneration of the other Non-Executive Directors again takes the form solely of fixed fees, which are set by the Board, having taken advice on appropriate levels taking account of market practice, time commitment and responsibility. Directors are not involved in discussions relating to their own salary or benefits.

The basic fee of the Non-Executive Directors is reviewed every other year and had not been increased since April 2003. It was agreed in April 2005 that an additional amount would be payable from April 2005 in respect of Audit and Remuneration Committee membership and chairmanship. The fees agreed were £6,000 for Committee chairmanship and £3,000 for Committee membership. These payments are reflected in the table on page 34.

These fee levels will remain unchanged for the year to 31 March 2007.

Service contracts
The service agreements and letters of appointment of the Directors include the following terms:

	Date of service agreement or letter of appointment	Notice period	Unexpired term
Non-Executive			
Chris Conway	8 July 2004	–	1 year, 2 months
Chris Banks	8 July 2004	–	1 year, 2 months
Mark Mayhew	1 May 2003	–	2 months
Executive			
Tom Black	20 September 2001	6 months	Rolling
Mandy Gradden	16 June 2003	6 months	Rolling

The Executive Directors are subject to rolling contracts and offer themselves for re-election at least every three years in accordance with the Company's Articles of Association. Payments on termination for Executive Directors are restricted to the value of salary and contractual benefits for the notice period. There are no other predetermined provisions for Executive Directors with regard to compensation in the event of loss of office.

None of the Non-Executive Directors has a service agreement. Letters of Appointment provide for an initial period of three years, subject to review. In July 2004, the initial period in respect of Chris Conway and Chris Banks was extended by three years, to expire on the date of the 2007 AGM. Subject to approval of his re-appointment at the AGM, the initial period in respect of Mark Mayhew, which expires on the date of the 2006 AGM, will be extended by three years. Payments on termination arise in certain circumstances but are restricted to the value of fees accruing between the date of termination and the next AGM.

Directors' interest in shares

Directors had the following beneficial and family interests in the issued share capital of the Company. There have been no changes between the end of the financial year and the date of this report.

At 31 March	Ordinary shares of 2 pence each 2006	Ordinary shares of 2 pence each 2005
Non-Executive		
Chris Conway	47,336	47,336
Chris Banks	40,000	40,000
Mark Mayhew	3,000	3,000
Executive		
Tom Black	1,242,836	1,342,836
Mandy Gradden	970	970

During the year it was agreed that the Executive Directors be encouraged to hold Detica equity equivalent to 100% of annual salary. The Executive Directors will be encouraged to build the shareholding over a five year period. The individual holdings of Detica shares will be discussed with the Director concerned at the time of each LTIP award. A similar scheme applies to senior employees within the Group.

Performance graph

The following graph shows the total shareholder return (with dividends reinvested) from 30 April 2002, the date of the Company's flotation on the London Stock Exchange, against the corresponding change in a hypothetical holding in shares in both the FTSE Small Cap Index and the FTSE Software and Computer Services Index.

Total shareholder return


400
350
300
250
200
150
100
50
0
May 02
May 03
May 04
May 05
March 06
Detica Group
FTSE Small Cap
FTSE Software and Computer Services

The FTSE Small Cap and FTSE Software and Computer Services indices both represent broad equity indices in which the Company is a constituent member. Inclusion of the FTSE Small Cap Index gives a market capitalisation-based perspective, whilst the FTSE Software and Computer Services Index gives an industry sector perspective.

The share price of the Company at 30 April 2002 (being the date of the Company's flotation) was 400 pence and at 31 March 2006 was 1255 pence (2005: 740 pence).

Information subject to audit

Remuneration

The remuneration of the Directors was as follows:

	Salary		Bonus		Benefits*		Subtotal		Pension		Total	
Year ended 31 March	**2006 £'000**	2005 £'000	**2006 £'000**	2005 £'000	**2006 £'000**	2005 £'000	**2006 £'000**	2005 £'000	**2006 £'000**	2005 £'000	**2006 £'000**	2005 £'000
Executive												
Tom Black	**250**	220	**166**	125	**16**	15	**432**	360	**39**	31	**471**	391
Mandy Gradden	**175**	150	**78**	53	**14**	12	**267**	215	**21**	20	**288**	235
Non-Executive												
Chris Conway	**69**	60	**–**	–	**–**	–	**69**	60	**–**	–	**69**	60
Chris Banks	**39**	30	**–**	–	**–**	–	**39**	30	**–**	–	**39**	30
[illegible] Mayhew	**36**	30	**–**	–	**–**	–	**36**	30	**–**	–	**36**	30
	569	490	**244**	178	**30**	27	**843**	695	**60**	51	**903**	746

LTIP awards to Executive Directors will be made later in 2006 as detailed on page 31 of this report.

*Benefits are described on page 31 of this report.

Directors' interests in share options

As at the year end and the date of this report, the interests of the Directors in options to subscribe for ordinary shares under the share incentive schemes detailed above were as follows:

Director	Date of grant	Market value at date of grant	Options held at 1 April 2005	Granted during the year	Options held at 31 March 2006	Exercise price	Performance conditions	Earliest exercise date	Expiry date
LTIP									
Tom Black	13/08/03	420.0p	12,500	–	12,500	1p	1	13/08/06	13/08/13
	13/08/03	420.0p	12,500	–	12,500	1p	1	13/08/07	13/08/13
	01/07/05	865.0p	–	15,000	15,000	2p	1	01/07/08	01/07/15
Mandy Gradden	13/08/03	420.0p	3,300	–	3,300	1p	1	13/08/06	13/08/13
	13/08/03	420.0p	3,300	–	3,300	1p	1	13/08/07	13/08/13
	29/06/04	577.5p	2,500	–	2,500	1p	1	29/06/07	29/06/14
	29/06/04	577.5p	2,500	–	2,500	1p	1	29/06/08	29/06/14
	01/07/05	865.0p	–	7,000	7,000	2p	1	01/07/08	01/07/15
ESOS									
Mandy Gradden	13/08/03	420.0p	32,500	–	32,500	420p	2	13/08/06	13/08/13
	13/08/03	420.0p	32,500	–	32,500	420p	2	13/08/07	13/08/13

Performance conditions

1 The awards will vest fully, subject to continued employment, if the Group's compound diluted EPS growth over the three years from grant (measured by reference to EPS in the year immediately prior to grant) exceeds inflation by 15% per annum. If it exceeds inflation by an average of 10% per annum, the award will vest as to 50% of the maximum. If average EPS growth exceeds inflation by between 10% and 15% growth, then the award will vest proportionately. The award will not vest at all if average EPS growth exceeds inflation by less than 10% per annum.

2 The options will vest fully, subject to continued employment, if the Group's compound diluted EPS growth over the three years from grant (measured by reference to EPS in the year immediately prior to grant) exceeds inflation by 10% per annum. If it exceeds inflation by an average of 5% per annum, the award will vest as to 50% of the maximum. If average EPS growth exceeds inflation by between 5% and 10% growth, then the award will vest proportionately. The award will not vest at all if average EPS growth exceeds inflation by less than 5% per annum.

The Committee will obtain external guidance as to the most appropriate approach to take in connection with the transition to international accounting standards with a view to ensuring a consistent measurement of performance in connection with the Company's performance-related remuneration structures over any transitional period.

During the year, the Company's share price varied between 735 pence and 1329 pence, averaged 987 pence and ended the year at 1255 pence.

Approved by the Board and signed on its behalf:

Chris Conway
Chairman, Remuneration Committee
2 June 2006

Statement of Directors' responsibilities in relation to the Group financial statements

The Directors are responsible for preparing the Annual Report and the Group financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards ("IFRS") as adopted by the European Union.

The Directors are required to prepare Group financial statements for each financial year which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period.
In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- state that the Group has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report to the shareholders of Detica Group plc

We have audited the Group financial statements of Detica Group plc for the year ended 31 March 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of changes in equity and the related notes 1 to 25. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent Company financial statements of Detica Group plc for the year ended 31 March 2006 and on the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the annual report and the Group financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards ("IFRS") as adopted by the European Union as set out in the statement of Directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the information given in the Directors' report is consistent with the financial statements. The information given in the Directors' report includes that specific information presented in the business review and financial review that is cross referred from the business review section of the Directors' report.

We also report to you, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the listing rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chairman's statement, the business review, the financial review, the corporate governance statement and the Directors' remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 31 March 2006 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' report is consistent with the Group financial statements.

Ernst & Young LLP,
Registered auditors
Southampton
2 June 2006

Consolidated income statement

for the year ended 31 March 2006

	Note	2006 £'000	2005 £'000
Revenue	2	**101,504**	70,210
Operating expenses	3	**(90,782)**	(62,137)
Operating profit	2	**10,722**	8,073
Finance income	5	**722**	718
Finance costs	6	**(25)**	–
Profit before tax		**11,419**	8,791
Tax expense	7	**(1,868)**	(2,679)
Profit for the period		**9,551**	**6,112**
Attributable to			
Equity holders of the parent		**9,551**	6,152
Minority interest		**–**	(40)
		9,551	**6,112**
Earnings per share	8		
Basic		**43.9p**	28.8p
Diluted		**42.7p**	**28.1p**
Dividends paid and proposed	9		
Dividends paid and recognised in the period (£'000)		**1,458**	1,242
Dividend per share paid and recognised in the period (pence)		**6.7p**	5.8p
Dividends proposed but not recognised in the period (£'000)		**1,206**	911
Dividend per share proposed but not recognised in the period (pence)		**5.5p**	4.2p

Consolidated balance sheet

at 31 March 2006

	Note	2006 £'000	2005 £'000
Assets			
Non-current assets			
Property, plant and equipment	10	**8,502**	5,739
Goodwill	11	**9,041**	2,571
Other intangible assets	12	**1,939**	–
Deferred tax asset	7	**2,638**	1,177
		22,120	9,487
Current assets			
Inventories	13	**1,940**	920
Trade and other receivables	14	**32,699**	20,014
Cash and cash equivalents		**16,619**	21,501
		51,258	42,435
Non-current asset held for sale	15	**829**	–
Total assets		**74,207**	51,922
Equity			
Share capital	17	**447**	447
Share premium		**17,196**	17,196
Capital redemption reserve		**747**	747
Translation reserve		**(57)**	–
Retained earnings		**27,298**	16,561
Attributable to equity holders of parent company		**45,631**	34,951
Equity minority interests		**–**	–
Total equity		**45,631**	34,951
Liabilities			
Non-current liabilities			
Deferred tax liabilities	7	**498**	–
Provisions	19b	**300**	–
		798	–
Current liabilities			
Trade and other payables	16	**27,753**	16,153
Current income tax liabilities		**25**	818
		27,778	16,971
Total liabilities		**28,576**	16,971
Total equity and liabilities		**74,207**	51,922

The Financial Statements on pages 38 to 67 were approved by the Board of Directors on 2 June 2006 and were signed on its behalf by:

Tom Black
Chief Executive

Mandy Gradden
Finance Director

Consolidated statement of changes in equity

	Attributable to equity holders of the parent							
	Share capital £'000	Share premium £'000	Capital redemption reserve £'000	Translation reserve £'000	Profit and loss reserve £'000	**Total £'000**	Minority interests £'000	**Total equity £'000**
At 1 April 2004	447	17,196	747	–	10,180	**28,570**	–	**28,570**
Tax on share options	–	–	–	–	368	**368**	–	**368**
Net income recognised directly in equity	–	–	–	–	368	**368**	–	**368**
Profit for the year	–	–	–	–	6,152	**6,152**	(40)	**6,112**
Total recognised income and expense for the year	–	–	–	–	6,520	**6,520**	(40)	**6,480**
Deemed profit on dilution of investment	–	–	–	–	–	–	40	**40**
Proceeds from disposal of own shares	–	–	–	–	555	**555**	–	**555**
Share-based payments	–	–	–	–	548	**548**	–	**548**
Dividends paid	–	–	–	–	(1,242)	**(1,242)**	–	**(1,242)**
Balance at 31 March 2005	447	17,196	747	–	16,561	**34,951**	–	**34,951**
Currency translation differences	–	–	–	(57)	–	**(57)**	–	**(57)**
Tax on share options	–	–	–	–	1,343	**1,343**	–	**1,343**
Net income recognised directly in equity	–	–	–	(57)	1,343	**1,286**	–	**1,286**
Profit for the year	–	–	–	–	9,551	**9,551**	–	**9,551**
Total recognised income and expense for the year	–	–	–	(57)	10,894	**10,837**	–	**10,837**
Proceeds from disposal of own shares	–	–	–	–	429	**429**	–	**429**
Share-based payments	–	–	–	–	872	**872**	–	**872**
Dividends paid	–	–	–	–	(1,458)	**(1,458)**	–	**(1,458)**
Balance at 31 March 2006	**447**	**17,196**	**747**	**(57)**	**27,298**	**45,631**	**–**	**45,631**

Consolidated cash flow statement

for the year ended 31 March 2006

	Note	2006 £'000	2005 £'000
Cash flows from operating activities			
Operating profit		**10,722**	8,073
Depreciation of property, plant and equipment	10	**2,495**	1,743
Loss on disposal of property, plant and equipment		**30**	101
Amortisation of intangible assets	12	**141**	–
Impairment of Rubus goodwill as a result of utilisation of Rubus tax losses	11	**224**	258
Share-based payments	18	**872**	548
(Increase)/decrease in inventory		**(925)**	204
Increase in trade and other receivables		**(10,453)**	(5,470)
Increase in trade and other payables		**8,534**	3,035
Income tax paid		**(2,502)**	(869)
Net cash flows from operating activities		**9,138**	7,623
Cash flows from investing activities			
Purchase of property, plant and equipment	10	**(5,252)**	(3,907)
Proceeds from sale of property, plant and equipment		**19**	–
Acquisition of businesses and subsidiaries, net of cash acquired	19	**(8,141)**	–
Interest received		**784**	692
Net cash flows used in investing activities		**(12,590)**	(3,215)
Cash flow from financing activities			
Dividends paid		**(1,458)**	(1,242)
Proceeds from disposal of own shares		**429**	555
Repayment of borrowings assumed in acquisitions	19c	**(386)**	–
Proceeds from issue of shares in subsidiary to minority interest		**–**	40
Interest paid		**(25)**	–
Net cash used in financing activities		**(1,440)**	(647)
Net (decrease)/increase in cash and cash equivalents		**(4,892)**	3,761
Cash and cash equivalents at the beginning of year		**21,501**	17,740
Effect of foreign exchange rate changes on cash and cash equivalents		**10**	–
Cash and cash equivalents at end of year		**16,619**	21,501

All cash and cash equivalents at 31 March 2006 and at 31 March 2005 related to cash at bank and in hand.

Notes to the consolidated financial statements

at 31 March 2006

1. Accounting policies

Basis of preparation

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"). The Group is preparing its financial statements in accordance with IFRS as adopted by the EU for the first time and consequently has applied IFRS 1 "First-time Adoption of International Financial Reporting Standards". An explanation of how the transition to IFRS has affected the reported financial results is provided in note 25.

The accounting policies have been consistently applied to all periods presented except where specific transitional exemptions in IFRS 1 "First-time Adoption of International Financial Reporting Standards" have been applied as discussed in note 25.

Basis of consolidation

The consolidated financial statements include those of Detica Group plc and all of its subsidiary undertakings (together "the Group") drawn up at 31 March 2006.

Subsidiary undertakings are those entities controlled directly or indirectly by the Company. Control arises when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases, using the same accounting policies as the Group. All business combinations are accounted for using the purchase method of accounting. All inter-company balances and transactions, including unrealised profits arising from them, are eliminated on consolidation.

Minority interests represent the portion of profit or loss and net assets in subsidiaries that is not held by the Group and is presented separately within equity in the consolidated balance sheet, separately from parent shareholders' equity.

Critical accounting estimates and judgements

In preparing the consolidated financial statements, management has to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses. The critical judgements and key sources of estimation uncertainty that have been made in preparing the consolidated financial statements are detailed below. These judgements involve assumptions or estimates in respect of future events which can vary from what is anticipated.

Revenue and profit recognition

Fixed price contracts are accounted for in accordance with IAS 11 "Construction Contracts". Revenue and profits are recognised on a percentage-of-completion basis, when the outcome of a contract can be estimated reliably. Determining whether a contract's outcome can be estimated reliably, requires management to exercise judgement, whilst the calculation of the contract's profit requires estimates of the total contract costs to completion. Cost estimates and judgements are continually reviewed and updated as determined by events or circumstances.

Intangible assets

In accordance with IFRS 3 "Business combinations" goodwill arising on the acquisition of subsidiaries is capitalised and included in intangible assets. IFRS 3 also requires the identification of other intangible assets acquired. Although the techniques used to value other intangible assets are in line with internationally used models, they do require the use of estimates which may differ from actual outcomes.

Impairment of goodwill

The determination of whether or not goodwill has been impaired requires an estimate to be made of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation includes estimates about the future financial performance of the cash-generating units, including management's estimates of long-term operating margins and long-term growth rates. The carrying amount of goodwill and the key assumptions used in the calculation of value in use of the cash-generating units to which goodwill is allocated are disclosed in note 11.

1. Accounting policies continued

Income taxes

In recognising income tax assets and liabilities, management makes estimates of the likely outcome of decisions by tax authorities on transactions and events whose treatment for tax purposes is uncertain. Where the final outcome of such matters is different, or expected to be different, from previous assessments made by management, a change to the carrying value of income tax assets and liabilities will be recorded in the period in which such determination is made.

Intangible assets

Goodwill

Purchased goodwill arising on the acquisition of subsidiary undertakings is the difference between the fair value of the Group's interest in the assets, liabilities and contingent liabilities acquired and the fair value of consideration paid. Goodwill recognised under UK GAAP prior to the date of transition to IFRS (1 April 2004) is stated at net book value as at this date and is no longer amortised. The carrying value of goodwill at 1 April 2004 was tested for impairment and no impairment was required.

Goodwill arising on acquisition is allocated to cash-generating units. The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually and when events or changes in circumstance indicate that it may be impaired. Where the recoverable amount of the cash-generating unit is less than the carrying amount of goodwill, an impairment loss is recognised.

Other intangible assets

Intangible assets acquired from a business acquisition are capitalised at fair value as at the date of acquisition and amortised on a straight line basis over their estimated useful economic life. An intangible asset acquired as part of a business combination is recognised outside goodwill if the asset is separable or arises from contractual or other legal rights and if its fair value can be measured reliably. The estimated useful lives of the intangible assets are as follows:

Customer relationships	3–9 years
Intellectual property	2–3 years

Intangible assets, other than development costs, created within the business are not capitalised and expenditure thereon is charged against profits in the period in which the expenditure is incurred.

The carrying value of other intangible assets is reviewed for impairment when events or changes in circumstance indicate that it may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The asset's recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Research and development costs

Expenditure incurred in the development of software and hardware products, and their related intellectual property rights, is capitalised as an intangible asset only when:

- technical feasibility has been demonstrated;
- adequate technical, financial and other resources exist to complete the development, which the Group intends to complete and use;
- future economic benefits expected to arise are deemed probable; and
- the costs can be reliably measured.

Research costs and development costs not meeting these criteria are expensed in the income statement as incurred.

Capitalised development costs for assets which are not yet in use are tested for impairment annually. Capitalised development costs are amortised on a straight line basis over their useful economic lives once the related software and hardware products are available for use.

1. Accounting policies continued

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is charged on the following bases to reduce the cost of the Group's property, plant and equipment to their residual values over the estimated useful lives at the following rates:

Leasehold improvements	10% straight line
Office furniture and equipment	20% straight line
Computers, ancillary equipment and electronic test equipment	20–33% straight line

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. The asset's recoverable amount is the lower of the asset's fair value less costs to sell and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Non-current assets held for sale

Non-current assets are classified as held for sale in the balance sheet if:

- their carrying amount will be recovered through a sale transaction rather than ongoing use by the Group; and
- the sale is highly probable and expected to complete within one year of the date of classification.

Non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell, and no depreciation is charged.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes direct project costs and staff costs plus attributable overheads in bringing the inventory to its present location and condition based on a normal level of activity. Net realisable value represents the estimated selling price less costs of completion and the estimated costs necessary to make the sale.

Amounts recoverable on contracts

Amounts recoverable on contracts represent revenue recognised to date less amounts invoiced to clients. Full provision is made for known or anticipated project losses.

Trade and other receivables

Trade and other receivables are recognised and carried at the lower of their original invoiced value and recoverable amount. Provision is made where there is evidence that the Group will not be able to recover the balance in full. Balances are written off when the probability of recovery is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Deferred income

Deferred income represents amounts received in advance from clients less turnover recognised to date on support contracts.

Payments received on account

Payments received on account represent amounts invoiced to clients in excess of revenue recognised to date.

Income tax

The charge for current taxation is calculated on the results for the period as adjusted for items which are non-assessable or disallowed, based on tax rates and laws that are enacted or substantively enacted by the balance sheet date.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in computation of taxable profit.

1. Accounting policies continued

Deferred tax liabilities are recognised on all temporary differences except in respect of investments in subsidiaries where the Group is able to control the reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. The deferred tax is not accounted for if it arises from the initial recognition of goodwill or from the initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognised either to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised, or in the case of deferred tax on employee share options that appropriate tax credits will arise on employees' exercise of share options (see below). Deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Where deferred tax assets are recognised subsequent to an acquisition, such as when the benefit of the acquiree's income tax loss carry forwards have since been realised, the deferred tax income is recognised in taxation and a corresponding reduction is made to goodwill which is recognised as an operating expense. The carrying amount of the deferred tax asset is reviewed at each balance sheet date.

In the UK, the Group is entitled to a tax deduction for amounts treated as remuneration on exercise of certain employee share options. As explained under "Employee benefits" below, a remuneration expense is recorded in the Group's income statement over the period from the grant date to the vesting date of the relevant options. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising on share option awards is calculated as the estimated amount of tax deduction to be obtained in the future (based on the Group's share price at the balance sheet date) pro-rated to the extent that services of the employee have been rendered over the vesting period. If this amount exceeds the cumulative amount of the remuneration expense at the statutory rate, the excess is recorded directly in equity, against retained earnings. Similarly, current tax relief in excess of the cumulative amount of the remuneration expense at the statutory rate is also recorded in retained earnings. No remuneration charge is recorded in respect of options granted before 7 November 2002 which have not vested by 1 January 2005. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity against retained earnings.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset or liability is settled. This is based upon tax rates and laws enacted or substantively enacted at the balance sheet date.

Derivative instruments

The following policies for derivative instruments have been applied in the preparation of the Group's financial statements. For those policies that have changed on adoption of IAS 39 "Financial Instruments: Recognition and Measurement" on 1 April 2005, policies before and after adoption are given.

Derivative instruments – 1 April 2004 to 31 March 2005

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The Group's criteria for forward foreign currency contracts are:

- the instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;
- it must involve the same currency as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the Group's operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities or, where the instrument is used to hedge a committed, or probable, future transaction, gains and losses are deferred until the transaction occurs.

Derivative instruments – 1 April 2005 onwards

Derivatives such as forward foreign currency contracts are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The gain or loss on remeasurement is taken to the income statement except where the derivative is part of a designated cash flow hedge.

The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge are recognised directly in equity, whilst the ineffective portion is recognised immediately in the income statement.

If the cash flow hedge results in the recognition of an asset or liability, then the associated gains or losses on the derivative that had previously been recognised in equity are included in the measurement of the asset or liability at the time the asset or liability is recognised. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period as the underlying transaction.

1. Accounting policies continued

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement in the year.

Foreign currency translation

Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Assets and liabilities of overseas companies are translated into sterling at the exchange rate prevailing on the balance sheet date. Income, expenditure and cash flows of overseas companies are translated at the weighted average exchange rate for the period. The exchange differences on the translation at closing rates of the overseas companies' net assets and the differences arising between the translation of profits at average and closing exchange rates are recorded as movements in the translation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

The most important foreign currency for the Group is the US Dollar. The relevant exchange rates to pounds sterling were:

	2006 Weighted Average	2006 Closing	2005 Weighted Average	2005 Closing
£1 = US$	**1.77**	**1.73**	1.86	1.89

Revenue

Revenue derived from professional fees billed to clients on a time and materials or fixed-price basis represents the value of work completed, including attributable profit, based on the stage of completion achieved on each project. For time and materials projects, revenue is recognised as services are performed. For fixed-price projects, revenue is recognised according to the stage of completion which is determined using the percentage-of-completion method based on the Directors' assessment of progress against key project milestones and risks, and the ratio of costs incurred to total estimated project costs.

Revenue from support contracts is spread evenly over the period of the support contract.

Revenue from the sale of products is recognised on delivery of the product to the client.

Revenue from recharging to clients the cost of specialist managed subcontractors and the purchase of software or hardware for client assignments, together with associated mark-up, is recognised as these costs are incurred. Where the Group acts as agent in the transaction, only the mark up is recognised as Group revenue. No revenue or expense is recognised in respect of travel and subsistence expenses recharged to clients.

Income is accrued where these revenue recognition policies result in the recognition of revenue before invoices are sent to clients. The cumulative impact of any revisions to the estimate of percentage-of-completion of any fixed-price contracts is reflected in the period in which such impact becomes known.

Segment reporting

The Group is organised into two business segments, namely the business of providing IT services and solutions and StreamShield, the internet content security business. These two business segments are the Group's primary reporting format for segment information. The Group's secondary reporting format is by geographical area.

Employee benefits

Retirement benefits

The Group operates a defined contribution pension scheme for certain Directors and employees and makes contributions to a group personal pension plan for the majority of employees. Pension costs are calculated annually and charged to the income statement as they arise.

1. Accounting policies continued

Share-based payments

Certain employees (including Directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for rights over shares under the Group's Executive Share Option Scheme and Long Term Incentive Plan ("LTIPs").

The total amount to be expensed over the vesting period of the options and LTIPs is determined by reference to the fair value at the date at which the options or LTIPs are granted and the number of awards that are expected to vest. The fair value is determined by an external valuer using a Monte Carlo model in the case of options and a Black Scholes model in the case of LTIPs. The assumptions underlying the number of options expected to vest are adjusted to reflect conditions prevailing at the balance sheet date. At the vesting date, the cumulative expense recognised in the income statement is adjusted to take account of the awards that actually vest.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of options and LTIPs and has applied IFRS 2 only to those awards granted after 7 November 2002 which had not vested by 1 January 2005.

Holiday accrual

In accordance with IAS 19 "Employee Benefits", accruals are made in respect of holiday entitlements that have accrued to employees but have not been taken at the balance sheet date.

Employee share ownership trusts

The employee share ownership plan ("ESOP") trust, which purchases and holds ordinary shares of the Company in connection with employee share schemes, is consolidated in the Group financial statements. Any consideration paid or received by the ESOP trust for the purchase or sale of the Company's own shares is shown as a movement in shareholders' equity.

Lease commitments and hire purchase contracts

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. Operating lease incentives are recognised as a reduction in the rental expense over the lease term.

Dividends

Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

Reserves

The translation reserve represents accumulated foreign exchange differences arising from the translation of the financial statements of foreign operations.

The capital redemption reserve is used when the Company buys back its own shares, as part of share reorganisations.

Adoption of new and revised International Financial Reporting Standards

At the date of approval of these financial statements, the following standards and interpretations were issued but not yet mandatory for the Group.

International Financial Reporting Standards ("IFRS")

IFRS 7 "Financial Instruments: Disclosures"

International Financial Reporting Interpretations Committee ("IFRIC") interpretations

IFRIC 4 "Determining whether an arrangement contains a lease"
IFRIC 8 "Scope of IFRS 2"
IFRIC 9 "Reassessment of embedded derivatives"

Amendments to existing standards

Amendments to IAS 1 "Presentation of Financial Statements" – Capital disclosures
Amendments to IAS 21 "The Effects of Changes in Foreign Exchange Rates" – Net Investment in a Foreign Operation

The Directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group's financial statements in the period of initial application.

2. Segment information

Primary basis – business segments

The Group is organised into two primary business segments, namely the business of providing IT services and solutions and StreamShield, the internet content security business. These two business segments are the Group's primary reporting format for segment information.

Transfer prices between business segments are set on an arm's length basis. Segment revenue, expense and result includes transfers between business segments. Those transfers are eliminated on consolidation.

Tax assets and liabilities are excluded from segment assets and liabilities.

Year ended 31 March 2006

	IT services and solutions £'000	StreamShield £'000	Eliminations £'000	Total continuing operations £'000
Segment revenue	101,414	90	–	101,504
Segment operating profit	14,737	(4,015)	–	10,722
Finance income				722
Finance costs				(25)
Profit before tax				11,419
Tax expense				(1,868)
Profit after tax				9,551
Assets and liabilities				
Segment assets	76,438	1,192	(6,061)	71,569
Unallocated assets				2,638
Total assets				74,207
Segment liabilities	27,307	6,807	(6,061)	28,053
Unallocated liabilities				523
Total liabilities				28,576
Other segment information				
Capital expenditure:				
Property, plant and equipment	5,121	186	–	5,307
Intangible fixed assets	8,774	–	–	8,774
Depreciation	2,297	198	–	2,495
Amortisation	141	–	–	141
Other non-cash expenses	1,054	42	–	1,096

2. Segment information continued
Year ended 31 March 2005

	IT services and solutions £'000	StreamShield £'000	Eliminations £'000	Total continuing operations £'000
Segment revenue	70,208	2	–	70,210
Segment operating profit	10,747	(2,674)	–	8,073
Finance income				718
Finance costs				–
Profit before tax				8,791
Tax expense				(2,679)
Profit after tax				6,112
Assets and liabilities				
Segment assets	52,069	1,703	(3,027)	50,745
Unallocated assets				1,177
Total assets				51,922
Segment liabilities	15,832	3,348	(3,027)	16,153
Unallocated liabilities				818
Total liabilities				16,971
Other segment information				
Capital expenditure:				
– Property, plant and equipment	3,469	438	–	3,907
– Intangible fixed assets	–	–	–	–
Depreciation	1,662	81	–	1,743
Amortisation	–	–	–	–
Other non-cash expenses	794	12	–	806

Secondary format – geographical segments
The following table presents an analysis of revenue and operating profit by country of origin and an analysis of the carrying amount of segment assets and capital expenditure by the geographical area in which those assets were located.

	2006 £'000	2005 £'000
Revenue by origin – continuing operations		
United Kingdom	**101,414**	70,210
United States of America	**90**	–
	101,504	70,210
Operating profit/(loss) by origin – continuing operations		
United Kingdom	**11,752**	8,552
United States of America	**(1,030)**	(479)
	10,722	8,073
Segment assets		
United Kingdom	**71,264**	50,613
United States of America	**305**	132
Unallocated assets	**2,638**	1,177
	74,207	51,922
Capital expenditure – property, plant and equipment		
United Kingdom	**5,285**	3,907
United States of America	**22**	–
	5,307	3,907
Capital expenditure – intangibles		
United Kingdom	**8,774**	–
United States of America	**–**	–
	8,774	–

2. Segment information continued

Secondary format – geographical segments continued

The following table provides disclosure of the Group's revenue analysed by geographical market based on the location of the customer.

	2006 £'000	2005 £'000
Revenue by destination		
United Kingdom	**95,142**	63,981
United States of America	**6,016**	4,796
Rest of Europe	**346**	1,072
Rest of World	**–**	361
	101,504	70,210

The following table provides disclosure of the Group's revenue analysed by the type of product or service.

	2006 £'000	2005 £'000
Analysis of revenue by type of product or service		
Revenue from services	**78,017**	57,122
Sale of goods	**9,913**	5,224
Third-party costs recharged to clients	**13,484**	7,862
Internet content security revenues	**90**	2
	101,504	70,210

Third-party costs recharged to clients relate to the marked up costs of software and hardware purchased for client assignments and of specialist subcontractors.

Included within total revenue from continuing operations is £37,481,000 (2005: £22,316,000) which related to contracts accounted for under the percentage-of-completion method.

3. Operating profit

Operating profit is stated after charging/(crediting):

	2006 £'000	2005 £'000
Staff costs – salaries	**45,698**	31,157
Staff costs – social security	**4,673**	3,253
Staff costs – pensions	**3,324**	2,366
Staff costs – share-based payments	**872**	548
Total staff costs	**54,567**	37,324
Net foreign exchange gains	**(41)**	–
Depreciation of property, plant and equipment	**2,495**	1,743
Amortisation of acquired intangible assets	**141**	–
Impairment of Rubus goodwill as a result of utilisation of Rubus tax losses	**224**	258
Materials and other external project costs	**16,108**	10,187
Operating lease payments – minimum lease payments	**2,152**	1,609
Auditors' remuneration		
– audit services	**95**	61
– non-audit services	**143**	120
Other operating expenses	**14,898**	10,835
	90,782	62,137

Significant items within other operating expenses include property costs, recruitment costs, marketing expenses and legal and professional fees.

Non-audit fees relate to taxation advice of £42,000, advice on the transition to IFRS of £53,000, the auditors' review of the interim financial statements of £12,000 and due diligence on abortive acquisitions of £36,000. In addition, £85,000 was expended on due diligence and capitalised as part of the cost of acquisition.

Within operating expenses presented above is £3,649,000 (2005: £2,912,000) relating to the Group's research and development activities. No development costs qualified for capitalisation during the year (2005: £nil).

Group pension arrangements

The Group contributes to a Group personal pension plan for the majority of employees and also operates a number of defined contribution pension schemes for some Directors and employees. The assets of occupational pension schemes are held separately from those of the Group in independently administered funds.

The pension charge for the year was £168,000 (2005: £86,000) for the defined contribution schemes and £3,156,000 (2005: £2,280,000) for the payments to the Group personal pension plan. The unpaid contributions outstanding at the year end were £3,000 (2005: £1,000).

4. Employee numbers

The average number of employees (excluding Non-Executive Directors) during the year and the number at the end of the year was as follows:

	2006 Number	2005 Number
Revenue earners	**635**	461
Support staff	**116**	80
Average number of employees	**751**	541
Number of employees at 31 March	**937**	582

Details of the Directors' emoluments are included on page 34 in the Directors' remuneration report.

5. Finance income

	2006 £'000	2005 £'000
Bank interest receivable	**722**	718

6. Finance costs

	2006 £'000	2005 £'000
Interest payable on bank loans and overdrafts	**4**	–
Interest payable on adjustments in respect of prior years' corporation tax	**21**	–
	25	–

7. Tax

	2006 £'000	2005 £'000
Current tax expense		
Current tax on income of this year	**3,501**	2,799
Adjustments in respect of prior years	**(1,113)**	22
Total current tax expense	**2,388**	2,821
Deferred tax credit		
Origination and reversal of temporary differences	**(546)**	(122)
Adjustments in respect of prior years	**26**	(20)
Total deferred tax credit	**(520)**	(142)
Total income tax expense in income statement	**1,868**	2,679

The Group's effective tax rate for the year was 16.4% (2005: 30.5%) and benefited from the impact of the Group's claim for research and development tax credits. Ignoring the credit which relates to the three previous years to 31 March 2005 (£1,113,000) and the tax credit which relates to the utilisation of pre-acquisition brought forward tax losses of £224,000, the Group's effective tax rate was 27.5%.

7. Tax continued

Reconciliation of effective tax rate

	2006 £'000	2005 £'000
Group profit before tax	11,419	8,791
Income tax using the UK corporation tax rate at 30% (2005: 30%)	3,426	2,637
Tax effects of:		
– Expenses not deductible for tax purposes	159	96
– US start up losses	328	176
– R&D tax credit	(531)	(100)
– R&D tax credit in respect of prior years	(1,113)	–
– Other differences	(177)	128
– Utilisation of pre-acquisition brought forward tax losses	(224)	(258)
Total income tax expense	1,868	2,679

Deferred tax

Deferred tax included in the income statement is as follows:

	2006 £'000	2005 £'000
Share-based payments	(261)	(164)
Origination and reversal of other temporary differences	(285)	42
Adjustments in respect of prior years	26	(20)
	(520)	(142)

In addition to the amounts charged to the income statement, a current tax credit of £452,000 (2005: £368,000) and a deferred tax credit of £891,000 (2005: £nil) relating to share-based payments was recognised directly in equity.

Deferred tax included in the balance sheet is as follows:

	Deferred tax assets		Deferred tax liabilities		Net balance at 31 March	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Property, plant and equipment	366	65	(90)	–	276	65
Intangible assets	–	–	(554)	–	(554)	–
Share-based payments	2,085	932	–	–	2,085	932
Holiday pay accrual	300	180	–	–	300	180
Other temporary differences	73	–	(40)	–	33	–
Deferred tax assets/(liabilities)	2,824	1,177	(684)	–	2,140	1,177
Set off of tax	(186)	–	186	–	–	–
Net deferred tax assets/(liabilities)	2,638	1,177	(498)	–	2,140	1,177

There are no temporary differences which arise in connection with undistributed earnings of subsidiaries.

7. Tax continued

Unrecognised deferred tax assets

	2006 £'000	2005 £'000
Decelerated capital allowances	–	121
Other temporary differences	–	143
Tax losses	**3,921**	3,733
	3,921	3,997

Unprovided deferred tax relates mainly to carried forward unutilised Rubus trading losses totalling £11.2 million (2005: £12.8 million) which are available indefinitely for offset against future taxable profits of Rubus, and unutilised US trading losses of £1.6 million (2005: £0.5 million) which are available for offset against future taxable profits of Detica Inc for up to 20 years. These assets have not been recognised on the basis that there is insufficient evidence that the asset will be recoverable as at the balance sheet date. The assets will only be recognised with improved predictability of taxable profits.

8. Earnings per share

The calculation of earnings per share is based on the following:

	2006 £'000	2005 £'000
Profit attributable to shareholders	**9,551**	6,152

	Number of shares ('000)	Number of shares ('000)
Weighted average number of shares in issue	**22,353**	22,353
Weighted average number of shares held by the Employee Benefit Trust	**(572)**	(956)
Basic weighted average number of shares in issue	**21,781**	21,397
Dilutive effect of share options	**574**	526
Diluted weighted average number of shares in issue	**22,355**	21,923

Options granted under the StreamShield Networks Limited Share Option Plan are not included in the calculation of diluted earnings per share in either year as they are anti-dilutive as StreamShield Networks Limited is currently loss making.

9. Dividends

The Directors propose a final dividend in respect of the year ended 31 March 2006 of 5.5 pence per share (2005: 4.2 pence per share) totalling £1,206,000 (2005: £911,000) and payable on 28 July 2006. The proposed dividend is subject to approval by the Annual General Meeting on 20 July 2006 and has not been recognised as a liability in these financial statements.

The amounts recognised as distributions to equity holders were as follows:

	2006 pence/share	2006 £'000	2005 pence/share	2005 £'000
Interim dividends relating to 2006/2005	**2.5**	**547**	2.1	450
Final dividends relating to 2005/2004	**4.2**	**911**	3.7	792
	6.7	**1,458**	5.8	1,242

Dividends payable to The Employee Benefit Trust have been waived and are excluded from the amounts recognised as distributions in the table above.

10. Property, plant and equipment

	Leasehold improvements £'000	Office furniture and equipment £'000	Computers, ancillary equipment and electronic test equipment £'000	Total £'000
Cost				
At 1 April 2004	2,617	1,117	5,898	9,632
Additions	621	221	3,065	3,907
Disposals	(671)	(168)	(1,692)	(2,531)
At 1 April 2005	2,567	1,170	7,271	11,008
Additions	1,156	441	3,655	5,252
Acquisition of subsidiaries	–	–	55	55
Disposals	–	–	(673)	(673)
At 31 March 2006	**3,723**	**1,611**	**10,308**	**15,642**
Accumulated depreciation				
At 1 April 2004	1,379	661	3,916	5,956
Charge for the year	283	156	1,304	1,743
Disposals	(587)	(152)	(1,691)	(2,430)
At 1 April 2005	1,075	665	3,529	5,269
Charge for the year	360	243	1,892	2,495
Disposals	–	–	(624)	(624)
At 31 March 2006	**1,435**	**908**	**4,797**	**7,140**
Net book value				
At 31 March 2006	**2,288**	**703**	**5,511**	**8,502**
At 1 April 2005	1,492	505	3,742	5,739
At 1 April 2004	1,238	456	1,982	3,676

11. Goodwill

	Note	£'000
Cost and net book value		
At 1 April 2004		2,829
Utilisation of tax losses		(258)
At 31 March 2005		2,571
Acquisition of Extraprise	19a	197
Acquisition of National Security products business	19b	250
Acquisition of Evolution	19c	6,247
Utilisation of tax losses		(224)
At 31 March 2006		**9,041**

Goodwill acquired in a business combination is allocated to cash-generating units. The Group conducts annual impairment tests on the carrying value of goodwill, based on the recoverable amount of the cash-generating units to which goodwill has been allocated. Value in use calculations are used to determine the recoverable amount of cash-generating units. The key assumptions for the value in use calculations are the discount rate applied, the future operating margin and future growth rate of the net operating cash flows.

The goodwill acquired to date has been assigned to the IT Services and Solutions business in the UK. The Group prepares cash flow forecasts for this cash-generating unit based on the most recent annual financial plans approved by the Board and upon management's expectations of the operating margin and revenue growth rate for the following four years. These are based upon internal forecasts of future operating margin and organic growth rates with a terminal value calculation. The discount rate of 13.9% (2005: 12.8%) applied to the IT Services and Solutions business represents a rate that reflects current market assessments of the time value of money and of the risks specific to that cash-generating unit. As at 31 March 2006, there are no impairment losses.

12. Other intangible assets

	Note	Customer relationships £'000	Intellectual property £'000	Total £'000
Cost				
At 1 April 2004 and 31 March 2005		–	–	–
Acquisition of Extraprise	19a	–	50	50
Acquisition of National Security products business	19b	90	150	240
Acquisition of Evolution	19c	1,790	–	1,790
At 31 March 2006		**1,880**	**200**	**2,080**
Amortisation				
At 1 April 2004 and 31 March 2005		–	–	–
Charge for the year		(91)	(50)	(141)
At 31 March 2006		**(91)**	**(50)**	**(141)**
Net book value				
At 31 March 2006		**1,789**	**150**	**1,939**
At 1 April 2004 and 1 April 2005		–	–	–

13. Inventories

	2006 £'000	2005 £'000
Work in progress	**1,940**	920

14. Trade and other receivables

	2006 £'000	2005 £'000
Trade receivables	**24,393**	15,198
Prepayments and accrued income	**2,511**	1,044
Amounts recoverable on contracts	**5,626**	3,454
Other receivables	**169**	318
	32,699	20,014

The following table provides disclosure of contracts in progress at the balance sheet date.

	2006 £'000	2005 £'000
Contracts in progress at the balance sheet date:		
Contract costs incurred plus recognised profits less recognised losses to date	**49,317**	42,718
Less: progress billings	**(47,878)**	(41,779)
	1,439	939
Recognised as:		
Amounts due from customers included in trade and other receivables (above)	**5,626**	3,454
Amounts due to customers included in trade and other payables (note 16)	**(4,187)**	(2,515)
	1,439	939

15. Non-current asset held for sale

As part of the acquisition of Evolution Consulting Group Limited the Group acquired a residential flat with a fair value of £829,000. This forms part of the assets of the IT services and solution business segment. The Group is in the process of selling this property.

16. Trade and other payables

	2006 £'000	2005 £'000
Trade payables	**5,204**	3,572
Accruals	**10,795**	5,622
Deferred income	**923**	595
Payments received on account (note 14)	**4,187**	2,515
Social security and other taxes	**6,644**	3,849
	27,753	16,153

17. Share capital

	2006 Number '000	2005 Number '000	2006 £'000	2005 £'000
Authorised				
Ordinary shares of 2 pence each	**35,000**	35,000	**700**	700
Allotted, called-up and fully paid				
Ordinary shares of 2 pence each	**22,353**	22,353	**447**	447

The number of ordinary shares in issue at 31 March 2006 was 22,352,733 (2005: 22,352,733).

18. Employee share schemes

Share-based payment arrangements

The Group operates two share-based payment arrangements: the Executive Share Option Scheme and the Long Term Incentive Plan. A summary of the main terms of the arrangements is given below, with particular reference made to the terms of those grants for which a share-based payment expense has been recognised. In addition, the Group operates a subsidiary share option scheme for the employees of StreamShield Networks Limited. This is described more fully on page 60.

Executive Share Option Scheme ("ESOS")

Options granted under the ESOS have historically been made to senior executives and managers across the Group, as well as to staff with high potential or to recognise significant achievements. Under this scheme, options will normally vest after three years and be exercisable between three and ten years following grant, provided that a performance condition, specified at the date of grant, has been satisfied and that the employee remains in employment. Typically, growth in the Group's diluted earnings per share ("EPS") over a three year performance period is required to exceed the growth in the Retail Price Index by between five and twenty per cent per annum dependent on date of grant, in order for the performance condition to be fully met.

In addition option grants are made under the ESOS to match Detica shares purchased by employees under the All Employee Share Option Plan. These grants do not have performance conditions.

The exercise price of option grants under the ESOS is equal to the market price of the shares immediately prior to the date of grant. The contractual life of the option is ten years and there are no cash settlement alternatives.

18. Employee share schemes continued

Long Term Incentive Plan ("LTIP")

Awards under the LTIP are made to senior executives and managers across the Group, as well as to staff with high potential or to recognise significant achievements.

Awards will normally vest after three years and be exercisable between three and ten years following grant, provided that a performance condition, specified at the date of grant, has been satisfied and that the employee remains in employment. Typically, growth in the Group's EPS over a three year performance period is required to exceed the growth in Retail Price Index by between fifteen and twenty per cent per annum dependent on the date of grant, in order for the performance condition to be fully met.

LTIP awards made to former employees of Evolution Consulting Group Limited in 2006 are exercisable from 3 January 2010 and are subject to a performance condition based on the financial performance of the Financial Services division of Detica Group plc.

The contractual life of the awards is ten years and there are no cash settlement alternatives. The exercise price of LTIP awards was 1 penny for awards made up to 31 March 2005 and 2 pence for awards made since 1 April 2005.

The movements in the number of share options and LTIPs outstanding is shown below.

	ESOS		LTIP	
	Number of awards	Weighted average exercise price £	Number of shares	Weighted average exercise price £
Outstanding at 1 April 2004	1,482,333	2.42	142,600	0.01
Granted	250,338	6.11	53,000	0.01
Exercised	(555,285)	1.05	–	–
Forfeited	(119,590)	4.21	(36,000)	0.01
Outstanding at 31 March 2005	1,057,796	3.81	159,600	0.01
Exercisable at 31 March 2005	202,953	1.47	–	–
Granted	19,364	8.08	361,978	0.02
Exercised	(200,612)	2.43	(2,500)	0.01
Forfeited	(94,010)	4.48	(1,671)	0.02
Outstanding at 31 March 2006	**782,538**	**4.19**	**517,407**	**0.02**
Exercisable at 31 March 2006	150,220	2.04	15,000	0.01
Range of exercise prices		£0.367–£8.075		£0.01–£0.02
Weighted average remaining contractual life		7.13 years		8.67 years

The weighted average share price at the date of exercise of share options exercised during the year ended 31 March 2006 was £9.82 (2005: £6.48).

The table below sets out the movements in the year for both ESOS options and LTIPs based on whether the share-based payment was granted by the Company or by the Employee Trust.

	Options at 1 April 2005	Granted in the year	Exercised in the year	Forfeited in the year	**Options at 31 March 2006**
Granted by					
– Company	1,057,796	19,364	(200,612)	(94,010)	**782,538**
– Employee Trust	159,600	361,978	(2,500)	(1,671)	**517,407**
	1,217,396	381,342	(203,112)	(95,681)	**1,299,945**

	Options at 1 April 2004	Granted in the year	Exercised in the year	Forfeited in the year	Options at 31 March 2005
Granted by					
– Company	1,238,433	250,338	(311,385)	(119,590)	1,057,796
– Employee Trust	386,500	53,000	(243,900)	(36,000)	159,600
	1,624,933	303,338	(555,285)	(155,590)	1,217,396

18. Employee share schemes continued

Assumptions used in the valuation of share-based payments

In calculating the fair value of the share-based payment arrangements, the Group has used a Monte Carlo model in the case of options and a Black Scholes model in the case of LTIPs. The fair value of share options and LTIPs granted in 2006 and 2005 and the assumptions used in the calculation of their fair value on the date of grant were as follows:

Weighted average assumptions	2006 ESOS	2006 LTIP	2005 ESOS	2005 LTIP
Fair value per share option/LTIP	**£2.62**	**£8.85**	£2.27	£5.58
Share price on date of grant	**£8.08**	**£9.05**	£6.11	£5.78
Exercise price	**£8.08**	**£0.02**	£6.11	£0.01
Share options/LTIPs granted in the year	**19,364**	**361,978**	250,338	53,000
Vesting period (years)	**3.0**	**3.2**	3.5	3.5
Expected volatility	**32%**	**n/a**	36%	n/a
Expected life (years)	**Note 1**	**3.2**	Notes 1 & 2	3.5
Expected dividend yields	**0.73%**	**0.69%**	0.92%	0.95%
Risk-free rate of return	**4.13%**	**n/a**	5.01%	n/a

Note 1: The expected exercise behaviour of ESOS option holders for grants made in 2006 and the three-year grants made in 2005 was assumed to be as follows:

- 5% of participants exercise per annum in years one to ten, providing that the options are in the money;
- 50% of participants exercise after three years subject to the market price being at least 30% over the option exercise price;
- 25% of the remainder exercise per year from year four onwards, using a reducing balance methodology, providing that a gain of 20% is available; and
- the balance is exercised at maturity, providing the options are in the money.

Note 2: The expected exercise behaviour of ESOS option holders for grants made in 2005 with a vesting period of four years was assumed to be as follows:

- 5% of participants exercise per annum in years one to ten providing that the options are in the money;
- 50% of participants exercise after four years subject to the market price being at least 30% over the option exercise price; and
- 25% of the remainder exercise per year from years five onwards, using a reducing balance methodology, providing that a gain of 20% is available; and
- the balance is exercised at maturity, providing the options are in the money.

For the ESOS options, expected volatility was determined using the historical volatility of the Company's share price over the term from the date of the Company's flotation in April 2002 to each grant date. Due to the limited time that the Company's shares have been publicly traded it was not possible to consider the historical volatility of the Company's share price over a period commensurate with the expected life of the share option. The LTIP awards, which have an exercise price of nominal value, are not inherently affected by volatility since gains will almost always be made (assuming that the awards vest).

At the date of grant, it was assumed that the non-market performance conditions would be met. Adjustments have been made subsequently, where necessary, to reflect updated assessments of whether performance conditions will be met. The share-based payment expense also takes account of expected and actual forfeitures over the vesting period as a result of cessation of employment.

A charge of £830,000 (2005: £536,000) has been made in the income statement to spread the fair value of the options and LTIPs over the three and four years service obligations of those incentives. The Group has taken advantage of the transitional provisions of IFRS 2 and has applied IFRS 2 only to those awards granted after 7 November 2002 which had not vested by 1 January 2005.

18. Employee share schemes continued

Employee Share Ownership Plan Trust

The Detica Group Employee Trust holds shares in Detica Group plc to satisfy awards under the ESOS and the LTIP. Costs of running the Trust are charged to the income statement. Shares held by the Trust are deducted from the profit and loss reserve and held at cost to the Trust. The cumulative reduction to the Group profit and loss reserve relating to shares held by the Employee Trust was £342,000 (2005: £771,000). This represents a holding by the Employee Trust of 476,541 (2005: 679,653) shares, which, at 31 March 2006 had a market value of £6.0 million (2005: £5.0 million).

After deducting the shares held by The Employee Trust, 823,404 (2005: 537,743) new issue shares will, subject to the achievement of relevant performance conditions, be required in order to satisfy awards made under the ESOS and LTIP in the four years since the Company's flotation.

The Employee Trust has agreed to make its shares available as follows:

	2006 '000	2005 '000
Ordinary shares of 2 pence each held to satisfy		
Options granted	**234**	458
Long term incentive plan awards	**157**	160
Future allotments to staff under the Group's share incentive scheme	**86**	62
	477	680

StreamShield Networks Limited Share Option Plan ("SSNSOP")

Options are granted under the SSNSOP to employees of StreamShield Networks Limited, a subsidiary of the Group. Options will normally be exercisable between three and ten years following grant. Performance conditions do not apply to these options. The exercise price of options granted under the SSNSOP is equal to the market price of the shares on the date granted as agreed with Her Majesty's Revenue and Customs. The contractual life of the option is ten years and there are no cash settlement alternatives.

A reconciliation of the number of options under the SSNSOP is given below:

	Number of shares
Outstanding at 1 April 2004	–
Granted	1,170,000
Exercised	–
Forfeited	(200,000)
Outstanding at 31 March 2005	970,000
Exercisable at 31 March 2005	–
Granted	251,000
Exercised	–
Forfeited	(75,000)
Outstanding at 31 March 2006	**1,146,000**
Exercisable at 31 March 2006	–
Weighted average remaining contractual life	8.77 years

At 31 March 2006 the outstanding options represented 6.3% (2005: 5.3%) of the issued share capital of StreamShield Networks Limited.

A charge of £42,000 (2005: £12,000) has been made in the income statement to spread the fair value of the options over the three year service obligations of those incentives.

19. Business combinations

19a. Extraprise

On 1 April 2005, the Group acquired the assets and trade of the IT consultancy Extraprise UK Limited ("Extraprise") for total consideration of £247,000. As part of the acquisition, intellectual property rights of £50,000 were acquired with a useful life of two years. The remaining excess of purchase consideration over fair value of net assets acquired of £197,000 has been capitalised as goodwill and is attributable to anticipated synergies and the value of the workforce.

Book and fair values of the assets acquired at the date of acquisition were as follows:

	Book values £'000	Fair value to Group £'000
Intellectual property rights	50	50
Net assets acquired	50	50
Goodwill arising on acquisition	–	197
Total consideration		247
Total consideration comprised:		
Cash		224
Directly attributable costs		23
Net cash outflow arising on acquisition		247

From the date of acquisition (which was also the first day of the financial year), Extraprise has contributed £1,250,000 to the revenues of the Group. Since the business was immediately integrated, it is not possible to establish its contribution to profit since acquisition.

19b. National Security Products Business

On 28 October 2005, the Group acquired the assets and trade of a small company that sold specialist electronic products to the National Security market for a total consideration of up to £632,000 in cash. Consideration of £332,000 was paid on completion and a second instalment of £300,000 will be paid in 2008 if certain conditions are met. The goodwill arising on the acquisition results from anticipated synergies, customer loyalty and the value of the workforce.

	Book values £'000	Fair value to Group £'000
Property, plant and equipment	47	47
Inventories	95	95
Intangible assets (excluding goodwill)	–	240
Net assets acquired	142	382
Goodwill arising on acquisition		250
Total consideration		632
Total consideration comprised:		
Cash consideration		300
Provision for future consideration payable		300
Directly attributable costs		32
		632
Net cash outflow arising on acquisition:		
Cash consideration		300
Directly attributable costs		32
Cash consideration		332

From the date of acquisition, the business contributed £66,000 to the profit before tax of the Group and £408,000 to revenues.

19. Business combinations continued

19c. Evolution

On 3 January 2006, the Group acquired 100% of the share capital of Evolution Consulting Group Limited ("Evolution") for total cash consideration of £9,554,000. Evolution is a consultancy and systems integrator focused on the Capital Markets sector. The investment in Evolution has been included in the balance sheet at its fair value at the date of acquisition. These fair values are provisional and will be amended as necessary in light of subsequent knowledge or events to the extent that these reflect conditions as at the date of acquisition.

	Book values £'000	Fair value to Group £'000
Intangible assets (excluding goodwill)	–	1,790
Property, plant and equipment	8	8
Deferred tax asset	494	494
Assets held for resale	850	829
Trade and other receivables	2,313	2,313
Cash and cash equivalents	1,164	1,164
Trade and other payables	(2,368)	(2,368)
Deferred tax liability	–	(537)
Bank loan	(386)	(386)
Net assets	2,075	3,307
Goodwill arising on acquisition		6,247
Total consideration		9,554
Satisfied by:		
Cash consideration		9,000
Directly attributable costs		554
		9,554
Net cash outflow arising on acquisition:		
Cash consideration paid		8,491
Directly attributable costs paid		235
Cash and cash equivalents acquired		(1,164)
		7,562

Since the date of acquisition, Evolution contributed £466,000 to the profit before tax of the Group and £3,171,000 to its revenues.

Other intangibles relate to the value of the acquired order book and the value of Evolution's customer relationships. The remaining excess of purchase consideration over the fair value of net assets acquired of £6,247,000 has been capitalised as goodwill. This is attributable to anticipated synergies, customer loyalty, business processes and the value of the assembled workforce including industry specific knowledge and technical skills. Some of these relate to intangible assets, however they cannot be individually separated from Evolution and reliably measured due to their nature and hence are included within goodwill.

If all of the acquisitions had occurred at the beginning of the financial year, the Group's pro forma revenue and profit before tax for the year ended 31 March 2006 would have been approximately £109.4 million and £12.0 million respectively, prior to pre-acquisition exceptional items in Evolution.

20. Financial instruments

Financial risk management

Treasury activities are managed under policies and procedures approved and monitored by the Board. These are designed to reduce the financial risks faced by the Group, which primarily relate to credit risk, foreign currency risk, interest rate risk and liquidity risk. The Group does not undertake any trading or speculative activity in financial instruments.

Credit risk

The Group monitors its exposure to credit risk on an ongoing basis. Cash investments are only allowed in liquid securities with major financial institutions that satisfy specific criteria. The maximum credit risk exposure at the balance sheet date is represented by the carrying value of financial assets and there are no significant concentrations of credit risk.

Foreign currency risk

Translation

The Group has an operation in the United States of America, hence exposing the Group to foreign exchange risk on the translation of the balance sheet and income statement into sterling. The Group does not currently hedge the foreign exchange risk relating to the translation of the balance sheet and income statement of overseas operations.

Transaction

Operations are also subject to foreign exchange risk from committed transactions denominated in currencies other than their functional currency and, once recognised, the revaluation of foreign currency denominated assets and liabilities.

To mitigate foreign exchange risk arising from transactions denominated in other currencies, the Group's policy is to eliminate 50% of currency exposures on award of contract and 50% at the time customer invoices are raised, through forward currency contracts. 6% (2005: 9%) of the revenues of the Group is derived from customers outside the UK. Approximately 1.1% (2005: 0.5%) of revenue is invoiced in the foreign currencies of the customers involved. All other revenue is denominated in sterling.

There were no outstanding cash flow hedges at the balance sheet date for the years ended 31 March 2004, 2005 and 2006.

Interest rate risk

The Group's policy is to fund its operations through the use of retained earnings, equity and bank debt. Currently there is no exposure to interest rate risk on debt. The only interest bearing financial assets held by the Group are cash and cash equivalents. Group cash and cash equivalent balances are invested on a floating rate basis to ensure immediate access to funds. The interest rate risk profile of these financial assets was as follows:

	2006 £'000	2005 £'000
Sterling denominated floating rate financial assets	16,486	21,244
Euro denominated non-interest bearing financial assets	80	37
US dollar denominated non-interest bearing financial assets	53	220
	16,619	21,501

Interest based on LIBOR is earned on the sterling floating rate financial assets. No interest is earned on the euro and US dollar bank balances.

The Group did not have any interest bearing financial liabilities at 31 March 2006 and at 31 March 2005.

Liquidity risk

The Group aims to mitigate liquidity risk by managing cash generation by its operations and applying cash collection targets throughout the Group. Investment is carefully controlled, with authorisation limits operating up to Group Board level and cash payback periods applied as part of the investment appraisal process.

20. Financial instruments continued

Fair value of financial assets and liabilities

There were no significant differences between the carrying amounts shown in the balance sheet and the fair value of the Group's financial assets at 31 March 2006 and 31 March 2005. For current trade and other receivables/payables which are recoverable/payable within one year, the nominal value is deemed to reflect the fair value. The table below presents the carrying amounts and fair values of the Group's financial assets and liabilities at 31 March 2006 and at 31 March 2005.

	2006 £'000	2005 £'000
Carrying value and fair value		
Financial assets		
Cash	**16,619**	21,501
Financial liabilities		
Provisions	**300**	–

Borrowing facilities

The Group has an undrawn borrowing facility relating to a sterling overdraft repayable on demand. The facilities available at 31 March in respect of which all conditions precedent had been met were as follows:

	2006 £'000	2005 £'000
Expiring in one year or less	**5,000**	5,000

21. Obligations under operating leases

The Group has entered into commercial leases on certain properties and items of machinery. The property leases have durations of between two and ten years. As at 31 March the Group had outstanding commitments under non-cancellable operating leases, which fall due as follows:

Future minimum lease payments payable	2006 £'000	2005 £'000
Within one year	**2,498**	2,134
After one year but not more than five years	**6,892**	6,951
After five years	**4,140**	5,082
	13,530	14,167

There are no subleases or contingent rentals.

22. Capital commitments

The Group had capital commitments relating to property, plant and equipment of £1,043,000 at 31 March 2006 (2005: £1,144,000).

23. Related party transactions

The remuneration of Directors and other members of key management, recognised in the income statement, is set out below in aggregate. Key management are defined as the Board of Detica Group plc and other persons classified as "persons discharging management responsibility" under the rules of the Financial Services Authority. Further information on the remuneration of the Directors is disclosed in the Directors' remuneration report.

	2006 £'000	2005 £'000
Short-term employee benefits	**1,280**	931
Post-employment benefits	**94**	72
Share-based payments	**184**	117
	1,558	1,120

During the year the Group contracted with Pipplus Limited, a company of which Mark Mayhew (one of the Group's Non-Executive Directors) is Chief Executive Officer. The contract was entered into on an arm's length basis and related to fixed price work totalling £30,000. The work concluded in December 2005 and there are no outstanding balances.

There were no other significant related party contracts and transactions during the year ended 31 March 2006 or the year ended 31 March 2005.

24. Principal subsidiaries

The following represent the principal subsidiary undertakings of the Group at 31 March 2006, all of which operate principally in their country of incorporation.

Company name	Country of incorporation	Principal activity	Proportion of ordinary share capital held
Detica Limited	England and Wales	IT services and solutions	100%
Detica Consulting Group Limited (formerly Evolution Consulting Group Limited)	England and Wales	IT services and solutions	100%
Detica System Integration Limited*	England and Wales	IT services and solutions	100%
Detica Inc*	USA	IT services and solutions	100%
StreamShield Networks Limited	England and Wales	Internet content security	97.8%
Detica Holdings Limited	England and Wales	Holding Company	100%
Rubus Limited	England and Wales	Holding Company	100%

*Held indirectly via intermediate holding companies.

The proportion of ordinary share capital held is equivalent to the proportion of voting rights held for all subsidiary undertakings.

25. Transition to IFRS

These are the Group's first consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") adopted by the European Union. The accounting policies referred to in note 1 have been applied in preparing the consolidated financial statements for the year ended 31 March 2006, the comparative information for the year ended 31 March 2005 and the preparation of the opening IFRS balance sheet at 1 April 2004, the date of transition to IFRS.

An explanation of how the transition from UK GAAP to IFRS has affected the Group's financial position and financial performance is set out in the following tables and notes accompanying them.

There have been no changes to the Group's cash flows as a result of the transition. The IFRS cash flow format is similar to UK GAAP but presents various cash flows in different categories and in a different order from the UK GAAP cash flow statement. All of the IFRS accounting adjustments net out within net cash flows from operating activities.

25a. Effect of IFRS adoption on profit for the prior year

	Note	Year ended 31 March 2005 £'000
Profit for the period reported under UK GAAP		6,863
Share-based payments	A	(319)
Holiday accrual movement	B	(66)
Goodwill amortisation	C	653
Tax movement on share options	D	(741)
Deferred tax on holiday pay accrual	D	20
Utilisation of tax losses	D	(258)
Profit for the period reported under IFRS		6,152

25b. Effect of IFRS adoption on equity

	Note	1 April 2004 £'000	31 March 2005 £'000
Total equity reported under UK GAAP		26,844	33,132
Goodwill amortisation	C	–	653
Dividends payable	E	792	911
Holiday pay accrual	B	(532)	(598)
Deferred tax asset – share-based payments	D	1,306	932
Deferred tax asset – holiday pay accrual	D	160	179
Utilisation of tax losses	D	–	(258)
Total equity reported under IFRS		28,570	34,951

25c. Explanatory notes to the IFRS adjustments

Transitional arrangements upon first-time adoption of IFRS (IFRS 1)

IFRS 1 "First-time Adoption of International Financial Reporting Standards" sets out the transition rules, which must be applied, when IFRS is adopted for the first time. The standard sets out certain mandatory exemptions to retrospective application and certain optional exemptions. The most significant optional exemptions available and taken by the Group are as follows:

- the Group has elected not to apply retrospectively the provisions of IFRS 3 "Business Combinations", to acquisitions that occurred prior to the Group's transition date of 1 April 2004 (namely the acquisition of Rubus in August 2003);
- the Group has elected not to apply the provisions of IFRS 2, "Share-based Payments", to share options granted on or before 7 November 2002 which had not vested before 1 January 2005; and
- the Group has elected not to apply IAS 39, "Financial Instruments", to the comparative period (see note 1). As at 31 March 2004 and 31 March 2005 there were no outstanding cash flow hedges. If IAS 39 had been adopted for the comparative period, any changes in the fair value of derivatives would have been recognised in the income statement unless covered by a designated cash flow hedge.

The adjustments between UK GAAP and IFRS for the year ended 31 March 2005 are detailed below.

A. Share-based payments (IFRS 2)

An additional charge of £319,000 for the year ended 31 March 2005 has been made in the IFRS income statement to spread the fair value of share options and LTIPs over the three and four year service obligations of those incentives.

B. Holiday accruals (IAS 19)

Accruing for holiday pay was not required under UK GAAP but is required under IFRS. A charge of £66,000 made for the year ended 31 March 2005, relating to the movement in holidays that have accrued to employees but have not yet been taken at the balance sheet date, is recorded in the IFRS profit and loss account reconciliation.

C. Goodwill (IAS 36)

The Rubus goodwill amortisation charge of £653,000 for the year ended 31 March 2005 under UK GAAP is reversed under IFRS. An annual impairment review of the Rubus goodwill confirmed that no impairment charge was required under IFRS other than in respect of the utilisation of brought forward tax losses of £258,000 (see note D overleaf).

25c. Explanatory notes to the IFRS adjustments continued

D. Taxation effect of IFRS adjustments (IAS 12)

Under IAS 12 the following tax adjustments are required and result in a £979,000 net increase in the tax charge for the year ended 31 March 2005.

- the tax impact of brought forward Rubus losses amounting to a credit of £258,000 for the year ended 31 March 2005 in the UK GAAP tax charge is treated under IFRS as a reduction in Rubus goodwill and a corresponding operating expense;
- a deferred tax asset is established for the holiday pay accrual; and
- the temporary difference between the recognition of the IFRS 2 charge for share-based payments and the Group's expected future tax deduction under UK tax legislation ("Schedule 23") is established as a deferred tax asset under IFRS calculated by reference to the intrinsic value of all unexercised share options at each balance sheet date (including those issued prior to November 2002 and not otherwise valued under the IFRS transitional arrangements). The resultant credit in the tax charge is restricted to the tax effect of the cumulative IFRS 2 charge with the difference credited directly to the profit and loss reserve. This restriction also impacts the Schedule 23 tax credit previously recorded as an exceptional tax credit in the income statement under UK GAAP. The resulting additional tax charge in the IFRS income statement for the year ended 31 March 2005 is £741,000.

E. Dividends (IAS 10)

Dividends are not adjusting post-balance sheet events under IFRS and can only be accrued if they have been paid or formally approved at the balance sheet date.

Statement of Directors' responsibilities in relation to the Company financial statements

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and United Kingdom Generally Accepted Accounting Practice.

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report to the shareholders of Detica Group plc

We have audited the parent company financial statements of Detica Group plc for the year ended 31 March 2006 which comprise the balance sheet and the related notes 1 to 11. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of Detica Group plc for the year ended 31 March 2006.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the annual report, the Directors' remuneration report and the parent company financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) as set out in the statement of Directors' responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view, the parent company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether the information given in the parent company Directors' report is consistent with the financial statements. The information given in the Directors' report includes that specific information presented in the business review and financial review that is cross referred from the business review section of the Directors' report.

We also report to you, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the unaudited part of the Directors' remuneration report, the Chairman's statement, the business review, the financial review and the corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' remuneration report to be audited.

Opinion
In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006;
- the parent company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' report is consistent with the parent company financial statements.

Ernst & Young LLP
Registered auditors
Southampton
2 June 2006

Company balance sheet

At 31 March 2006

	Note	2006 £'000	2005 £'000
Fixed assets			
Investments	4	**26,190**	16,636
Current assets			
Debtors	5	**8,449**	5,246
Creditors: amounts falling due within one year	6	**13,639**	24
Net current assets		**(5,190)**	5,222
Total assets less current liabilities		**21,000**	21,858
Capital and reserves			
Called up share capital	7	**447**	447
Share premium account	8	**17,196**	17,196
[illegible]al redemption reserve	8	**747**	747
Profit and loss reserve	8	**2,610**	3,468
Equity shareholders' funds	8	**21,000**	21,858

The Financial Statements on pages 70 to 74 were approved by the Board of Directors on 2 June 2006 and were signed on its behalf by:

Tom Black
Chief Executive

Mandy Gradden
Finance Director

Notes to the Company balance sheet

1. Accounting policies

Basis of preparation

The Financial Statements are prepared under the historical cost convention, in accordance with the Companies Act 1985 and UK Generally Accepted Accounting Practice ("UK GAAP"). The principal accounting policies adopted in the preparation of these financial statements are set out below and have been applied consistently throughout the year and the preceding year.

New accounting standards

The Company has adopted the following Financial Reporting Standards ("FRS") in these financial statements:

- FRS 17 "Retirement Benefits"
- FRS 20 "Share-based Payment"
- FRS 21 "Events after the Balance Sheet Date"
- FRS 22 "Earnings per Share"
- FRS 23 "The Effect of Changes in Foreign Exchange Rates"
- FRS 25 "Financial instruments: Disclosure and Presentation"
- FRS 26 "Financial instruments: Measurement"
- FRS 28 "Corresponding amounts"

The adoption of these standards represents a change in accounting policy for the Company. All accounting policies adopted in the current year have also been applied to the prior year.

Effect of changes in accounting policies

The adoption of FRS 21 has resulted in an amendment to the Company's profit and loss reserve for both the current and the prior year.

Under FRS 21, distributions to equity holders are not recognised in the profit and loss account, but are disclosed as a component of the movement in shareholders' equity. Dividends had previously been recognised as an appropriation in the profit and loss account. There has been no impact on the profit for the year or the prior year.

Dividends that are declared after the balance sheet date are no longer recorded as a liability at the balance sheet date. A liability is only recorded when the dividend has been formally approved. As a result of adopting FRS 21, the Company's net assets increased by £911,000 at 31 March 2005 and by £792,000 at 31 March 2004.

Investments

Investments in subsidiaries in the Company's balance sheet are held at cost less any accumulated impairment losses.

Employee share ownership trusts

Employee share ownership plan ("ESOP") trusts, which purchase and hold ordinary shares of the Company in connection with certain employee share schemes, are included in the Company financial statements. Any consideration paid or received by ESOP trusts for the purchase or sale of the Company's own shares is shown as a movement in shareholders' equity.

Taxation

The charge for taxation is based on the profit for the period and takes into account taxation deferred because of timing differences between the recognition of certain items for taxation and accounting purposes.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, except that deferred assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which the timing differences will reverse, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies

Transactions in foreign currencies are initially recorded in the functional currency by applying the spot exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss account. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transaction.

Dividends

Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

2. Profit attributable to members of the parent company

As permitted by section 230 of the Companies Act 1985, the Company has not presented its profit and loss account. The profit for the period dealt with in the accounts of the parent company, before accounting for dividends was £171,000 (2005: £1,275,000).

3. Dividends

The Directors propose a final dividend in respect of the year ended 31 March 2006 of 5.5 pence per share (2005: 4.2 pence per share) totalling £1,206,000 (2005: £911,000) and payable on 28 July 2006. The proposed dividend is subject to approval by the Annual General Meeting on 20 July 2006 and has not been recognised as a liability in these financial statements.

The amounts recognised as distributions to equity holders were as follows:

	2006 pence per share	2006 £'000	2005 pence per share	2005 £'000
Interim dividends relating to 2006/2005	2.5	547	2.1	450
Final dividends relating 2005/2004	4.2	911	3.7	792
	6.7	1,458	5.8	1,242

Dividends payable to The Employee Benefit Trust have been waived and are excluded from the amounts recognised as distributions in the table above.

4. Investments

	£'000
Shares in Group undertakings	
At 1 April 2005	16,636
Additions	9,554
At 31 March 2006	**26,190**

The addition in the year represents the acquisition of Evolution Consulting Group Limited.

Details of the Company's direct and indirect investments are included in note 24 of the Group accounts.

5. Debtors

	2006 £'000	2005 £'000
Amounts owed by subsidiary undertakings	8,449	5,246

6. Creditors: amounts falling due within one year

	2006 £'000	2005 £'000
Trade creditors	5	5
Amounts due to subsidiary undertakings	13,290	–
Accruals	344	19
	13,639	24

7. Share capital

	2006 Number '000	2005 Number '000	2006 £'000	2005 £'000
Authorised				
Ordinary shares of 2 pence each	**35,000**	35,000	**700**	700
Allotted, called-up and fully paid				
Ordinary shares of 2 pence each	**22,353**	22,353	**447**	447

The number of ordinary shares in issue at 31 March 2006 was 22,352,733 (2005: 22,352,733).

The Company has a number of share option schemes over which options to subscribe for the Company's shares or purchase shares from the Employee Trust have been granted to Directors and staff. Options granted by the Company and by the Employee Trust under the share option schemes at 31 March 2006 were as follows:

Granted during the year ended 31 March	Options at 1 April 2005	Granted in the year	Exercised in the year	Lapsed in the year	**Options at 31 March 2006**	Exercise price	Exercisable in the period ended 31 March
Ordinary shares of 2 pence each							
2000	9,050	–	(5,400)	–	**3,650**	36.7p	2003–2010
2001	97,903	–	(39,590)	–	**58,313**	70.7p	2004–2011
2001	17,150	–	(17,150)	–	–	139.2p	2004–2011
2001	5,450	–	(5,450)	–	–	159.4p	2004–2011
2001	27,100	–	(25,050)	–	**2,050**	305.0p	2004–2011
2002	46,300	–	(15,500)	(800)	**30,000**	240.0p	2005–2012
2003	25,001	–	(17,145)	–	**7,856**	370.0p	2006–2013
2003	148,488	–	(56,924)	(3,187)	**88,377**	328.5p	2006–2013
2003	76,343	–	(15,742)	(21,415)	**39,186**	315.0p	2006–2013
2003	35,000	–	(2,500)	–	**32,500**	1.0p*	2006–2013
2004	211,212	–	(1,680)	(26,298)	**183,234**	366.0p	2007–2014
2004	87,600	–	–	–	**87,600**	1.0p*	2007–2014
2004	140,224	–	(833)	(10,680)	**128,711**	420.0p	2007–2014
2004	19,900	–	–	(1,000)	**18,900**	592.5p	2007–2014
2005	183,675	–	(148)	(20,704)	**162,823**	577.5p	2008–2015
2005	37,000	–	–	–	**37,000**	1.0p*	2008–2015
2005	50,000	–	–	(9,000)	**41,000**	744.5p	2008–2015
2006	–	264,717	–	(1,671)	**263,046**	2.0p*	2009–2016
2006	–	19,364	–	(926)	**18,438**	807.5p	2009–2016
2006	–	15,000	–	–	**15,000**	2.0p*	2009–2016
2006	–	82,261	–	–	**82,261**	2.0p*	2010–2016
	1,217,396	381,342	(203,112)	(95,681)	**1,299,945**		
Granted by							
– Company	1,057,796	19,364	(200,612)	(94,010)	**782,538**		
– Employee Benefit Trust	159,600	361,978	(2,500)	(1,671)	**517,407**		
	1,217,396	381,342	(203,112)	(95,681)	**1,299,945**		

*Represents awards under the Group's LTIP.

The Employee Trust currently holds 476,541 ordinary shares (2005: 679,653) which are available to satisfy options granted leaving 823,404 (2005: 537,743) new issue shares which will, subject to the achievement of relevant performance conditions, be required in order to satisfy awards made under the ESOS and LTIP in the four years since the Company's flotation in 2002.

8. Reconciliation of shareholders' funds and movements on reserves

	Share capital £'000	Share premium account £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Total shareholders' funds £'000
At 31 March 2004	447	17,196	747	2,088	20,478
Prior year adjustment (see note 1)	–	–	–	792	792
At 1 April 2004	447	17,196	747	2,880	21,270
Profit for the year	–	–	–	1,275	1,275
Dividends	–	–	–	(1,242)	(1,242)
Net proceeds from the disposal of own shares	–	–	–	555	555
At 31 March 2005*	447	17,196	747	3,468	21,858
Profit for the year	–	–	–	171	171
Dividends	–	–	–	(1,458)	(1,458)
Net proceeds from disposal of own shares	–	–	–	429	429
At 31 March 2006	**447**	**17,196**	**747**	**2,610**	**21,000**

*Total shareholders' funds as previously stated were £20,947,000 before the prior year adjustment of £911,000.

9. Related party transactions

The Company has taken advantage of the exemption in FRS 8 "Related Party Transactions" from disclosing transactions with other members of the Group headed by Detica plc.

Transactions with the Directors of the Company are disclosed in the Directors' remuneration report and in note 23 of the Group accounts.

10. Contingent liabilities

The Company has entered into cross-guarantee arrangements in respect of the banking and certain leasing facilities of the Group and is the representative member for Group registration for VAT purposes.

The Company has entered into two guarantees in respect of its indirect subsidiary, Detica Inc. On 28 February 2006 the Company entered into a contract to guarantee a $1.0 million property leasing obligation. The Company also guarantees a $0.4 million corporate credit card facility.

11. Statutory and other information

There are no employees of the Company (2005: nil).

Directors' remuneration is disclosed on page 34 of the Directors' remuneration report.

The fee for the audit of the Company was £31,000 (2005: £29,000).

Five-year history

	2006 IFRS £'000	2005 IFRS £'000	2004 UK GAAP Restated (note g) £'000	2003 UK GAAP Restated (note g) £'000	2002 UK GAAP Restated (note g) £'000
Consolidated income statement					
Revenue	**101,504**	70,210	53,523	39,198	32,841
Operating expenses	**(90,782)**	(62,137)	(45,202)	(32,195)	(28,475)[c]
Operating profit[h]	**10,722**	8,073	8,321	7,003	4,366
Net finance income	**697**	718	454	434	83
Profit before tax	**11,419**	8,791	8,775	7,437	4,449
Tax expense	**(1,868)**[a]	(2,679)	(1,158)[b]	(2,327)	(1,633)[d]
Profit for the period	**9,551**	6,112	7,617	5,110	2,816
Attributable to					
Equity holders of the parent	**9,551**	6,152	7,617	5,110	2,816
Minority interest	**–**	(40)	–	–	–
	9,551	6,112	7,617	5,110	2,816
Earnings per share					
Adjusted basic (pence)[e]	**39.5p**	28.8p	30.6p	26.8p	20.9p
Adjusted diluted (pence)[e]	**38.3p**	28.1p	29.3p	24.1p	19.6p
Growth in adjusted diluted EPS (%)[e]	**36%**	n/a	22%	23%	19%
Average headcount	**751**	541	407	307	270
Turnover growth	**45%**	n/a	37%	19%	23%
Operating profit margin[f]	**10.9%**	11.9%	16.4%	17.9%	17.8%
Consolidated balance sheet					
Property, plant and equipment	**8,502**	5,739	3,676	2,780	2,356
Goodwill	**9,041**	2,571	2,829	–	–
Other intangible assets	**1,939**	–	–	–	–
Deferred tax asset	**2,638**	1,177	107	80	74
	22,120	9,487	6,612	2,860	2,430
Inventories	**1,940**	920	1,125	1,192	–
Trade and other receivables	**32,699**	20,014	14,746	9,617	9,283
Cash and cash equivalents	**16,619**	21,501	17,740	16,592	6,306
	51,258	42,435	33,611	27,401	15,589
Non-current assets held for sale	**829**	–	–	–	–
Total assets	**74,207**	51,922	40,223	30,261	18,019
Total equity	**45,631**	34,951	26,844	19,817	7,228
Non-current liabilities	**798**	–	–	–	939
Current liabilities	**27,778**	16,971	13,379	10,444	9,852
Total equity and liabilities	**74,207**	51,922	40,223	30,261	18,019

Notes

a) Including the effect of the prior year R&D credit of £1,113,000 in 2006.
b) Including the effect of an exceptional tax credit of £1,736,000 in 2004.
c) Including exceptional flotation expenses of £1,479,000 in 2002.
d) Including the effect of the tax credit on exceptional flotation expenses of £215,000 in 2002.
e) Earnings per share has been adjusted for the following items:
- 2006 – amortisation of acquired intangibles of £141,000 and prior year R&D tax credit of £1,113,000;
- 2004 – goodwill amortisation of £435,000 and exceptional tax credit of £1,736,000; and
- 2002 – exceptional flotation expenses net of tax of £1,264,000 and the pro-forma effects of the sub-division and issue of ordinary shares on flotation in April 2002.

f) Before accounting for amortisation of acquired intangibles and the impairment of Rubus goodwill as a result of utilisation of Rubus tax losses of £141,000 and £224,000 respectively in 2006; impairment of Rubus goodwill as a result of utilisation of Rubus tax losses of £258,000 in 2005; goodwill amortisation of £435,000 in 2004 and exceptional flotation expenses of £1,479,000 in 2002.
g) Restated for the implementation of UITF 38.
h) Includes the Group's investment in StreamShield Networks totalling £4,015,000 in 2006, £2,674,000 in 2005 and £495,000 in 2004.

Notice of Annual General Meeting

Detica Group plc
Registered in England and Wales – No. 3328242

Notice of 2006 Annual General Meeting
Notice is hereby given that the 2006 Annual General Meeting of the members of Detica Group plc will be held at 6th Floor, 2 Arundel Street, London WC2R 3AZ on Thursday 20 July 2006 at 2.00pm for the following purposes:

Ordinary business

1 To receive and, if thought fit, to adopt the Company's financial statements and the reports of the Directors and auditors for the year ended 31 March 2006.

2 To consider the Directors' remuneration report for the year ended 31 March 2006 and to authorise the Remuneration Committee to fix the remuneration of the Directors.

3 To re-elect Chris Banks, retiring by rotation in accordance with the Articles of Association of the Company, as a Non-Executive Director.

4 To re-elect Mark Mayhew, retiring by rotation in accordance with the Articles of Association of the Company, as a Non-Executive Director.

5 To declare a final dividend of 5.5 pence per ordinary share.

6 To reappoint Ernst & Young LLP as auditors until the next Annual General Meeting of the Company at which accounts are laid before the Company and to authorise the Directors to fix their remuneration.

Special business
To consider and, if thought fit, pass the following resolutions:

7 Ordinary resolution
THAT the authorised share capital of the Company be increased from £700,000 to £3,500,000 by the creation of 140,000,000 new ordinary shares of 2 pence each having the rights sets out in the Articles of Association.

8 Ordinary resolution
THAT, conditional upon the passing of Resolution 7 above, the Directors be authorised to capitalise sums standing to the credit of the Company's Share Premium Account in paying up in full new ordinary shares of 2 pence each (having the rights set out in the Articles of Association) and to allot and distribute such shares credited as fully paid up to the holders of ordinary shares on the Register on the record date, 21 July 2006, on the basis of 4 new ordinary shares of 2 pence for every existing ordinary share then held for which purpose the Directors are hereby authorised pursuant to Section 80 of the Companies Act 1985 (as amended) to allot and issue such ordinary shares of 2 pence up to an aggregate nominal amount of £1,788,218.64 provided that the authority hereby conferred shall expire one month from the date of passing this Resolution.

9 Ordinary resolution
THAT the authority conferred on the Directors by paragraph 9 of the Company's Articles of Association be renewed for the period ending on the date of the Annual General Meeting in 2007 and for such period the section 80 amount shall be;

(A) if Resolutions 7 and 8 above (the "Bonus Issue Resolutions") are passed, £745,090; or

(B) if the Bonus Issue Resolutions are not passed, £149,018.

10 Special resolution

THAT, conditional upon the passing of Resolution 9 above, the power conferred on the Directors by paragraph 9.3 of Article 9 of the Company's Articles of Association be renewed for the period referred to in Resolution 9 and for such period the Section 89 amount shall be: .

(A) if Resolutions 7 and 8 above (the "Bonus Issue Resolutions") are passed, £111,760; or

(B) if the Bonus Issue Resolutions are not passed, £22,352.

By order of the Board

John Woollhead
Company Secretary

Surrey Research Park
Guildford
Surrey GU2 7YP

2 June 2006

Notes

1 Holders of ordinary shares are entitled to attend and vote and to be represented at the meeting. A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him/her. A proxy need not also be a member of the Company. The lodging of a proxy will not prevent the member attending a meeting if he/she subsequently decides to do so.

2 A proxy form for use by ordinary shareholders is enclosed. The instrument appointing a proxy and the authority (if any) under which it is signed or a notarially certified copy of such authority must be deposited at the Company's share registrars (Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL) not later than 48 hours before the time appointed for holding the meeting.

3 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 20 July 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4 In order to have the right to attend and vote at the meeting a person must have their name entered in the register of holders of ordinary shares of the Company by 6.00pm on 18 July 2006. Changes to the register after this time will be disregarded in determining the rights of any person to attend and vote at the meeting.

5 In accordance with paragraph 29 of Schedule 13 to the Companies Act 1985, the register of Directors' interests in the share capital of the Company (maintained under section 325 of the said Act) will be available for inspection at the commencement, and during the continuance, of the AGM.

6 Copies of service contracts between the Company and each of the Executive Directors will be available at the registered office of the Company on any weekday, during normal business hours from the date of this notice until the date of the meeting, and at the place of the meeting for a period at least 15 minutes prior to the AGM and during the meeting.

The Chairmen of the Audit, Nomination and Remuneration Committees will be available to answer queries during the meeting.

Explanatory notes
Resolution 3, the Board is proposing Chris Banks for re-election as a Non-Executive Director. Chris Banks was elected at the 2003 AGM, and none of the remaining Directors has held office for more than three years without re-election (Article 79). His biography is set out on page 18 of the Annual Report.

Resolution 4, the Board is proposing Mark Mayhew for re-election as a Non-Executive Director. Mark was elected at the 2003 AGM, and none of the remaining Directors has held office for more than three years without re-election (Article 79). His biography is set out on page 18 of the Annual Report.

Resolution 7 will, if approved, increase the authorised share capital of the Company to £3,500,000 by the creation of an additional 140,000,000 new ordinary shares of 2 pence each, representing an increase of 400% in the authorised ordinary share capital of the Company. This increase in capital is necessary to enable the proposed bonus issue, if approved, to be implemented. Full details regarding this proposed bonus issue are given in the circular addressed to shareholders dated 2 June 2006 and enclosed with the Annual Report and Accounts.

Resolution 8 will if approved, authorise the Directors to allot 4 bonus shares for every one share currently held. Full details regarding this proposed bonus issue are given in the circular addressed to shareholders dated 2 June and enclosed with the Annual Report and Accounts.

Resolution 9 will, if approved, renew the Directors' authority to allot relevant securities up to an aggregate nominal amount of £745,090, being approximately (but not more than) one third of the ordinary share capital of the Company that will be in issue assuming that Resolutions 7 and 8 are approved and, accordingly, the bonus issue is implemented. Otherwise, the renewal of such authority will be to allot relevant securities up to an aggregate nominal amount of £149,018 being approximately (but not more than) one third of the Company's issued ordinary share capital as at the date of notice of AGM. As at the date of the notice of AGM, the Company did not hold any treasury shares.

The Directors wish to retain the flexibility to allot relevant securities should they consider this to be in the best interests of the Company and they may exercise the authority in connection with any acquisition which the company may undertake during the period of the authority. No issue will be made which would effectively alter control of the Company without the prior approval of shareholders in general meeting. The authority will, if granted, replace the similar authority conferred on the Directors at the 2005 AGM and will lapse on the date of the AGM in 2007.

Resolution 10, a special resolution, will, if approved, permit the Directors, until the conclusion of the 2007 AGM of the Company, to allot equity securities wholly for cash in a non-pre-emptive manner,

(i) in connection with a rights issue; and

(ii) otherwise than in connection with a rights issue, up to an aggregate nominal amount of £111,760, assuming that Resolutions 7 and 8 are approved and, accordingly, the bonus issue is implemented, or £22,352 otherwise;

as if section 89(1) of the Companies Act 1985 (as amended) did not apply to any such allotment; under this authority and power the Directors may during such period make offers or agreements which would or might require securities to be allotted after the expiry of such period.

The amount of shares which may be issued other than by way of rights issue pursuant to the power granted by this resolution, if approved, will be limited to a nominal value which is equivalent to 5% of the issued equity share capital on the date of the notice of AGM (after adjustment for the bonus issue, assuming that Resolution 7 and 8 are approved and, accordingly, the bonus issue is implemented or otherwise on the basis of the actual issued equity share capital on the date of such notice). The power will, if granted, replace the similar power conferred on the Directors on 21 July 2005 and which lapses on 20 July 2006.

For the purposes of this Resolution:

(i) "rights issue" means an issue of equity securities to holders (other than the Company) on the register on a record date fixed by the Directors of ordinary shares in proportion to their respective holdings (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory;

(ii) references (except in paragraph (v) below) to an allotment of equity securities shall include a sale of treasury shares;

(iii) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights; and

(iv) words and expressions defined in or for the purposes of Part IV of the Companies Act 1985 (as amended) shall bear the same meanings herein; and

(v) the power in Resolution 10, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority in Resolution 9 above.

Advisors

Bankers
HSBC Bank plc
Global House
High Street
Crawley
West Sussex
RH10 1DL

Auditors
Ernst & Young LLP
Wessex House
19 Threefield Lane
Southampton
SO14 3QB

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Stockbrokers
UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Registered office
Surrey Research Park
Guildford
Surrey
GU2 7YP

Tel: +44 (0) 1483 816000
Fax: +44 (0) 1483 734531

www.detica.com

Financial calendar

2006 annual results announced
5 June 2006

Annual Report and financial statements circulated
June 2006

Annual General Meeting
20 July 2006

Final dividend payment
28 July 2006

Interim results announced
November 2006

Interim dividend payment
January 2007

Detica

Surrey Research Park, Guildford GU2 7YP UK
www.detica.com

Detica

Bonus Issue

Detica Group plc

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek immediately your own personal financial advice from your stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your ordinary shares in Detica Group plc (the "Company"), you should forward this document immediately, together with the accompanying form of proxy and Notice of Meeting in the enclosed Annual Report and Accounts, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. Otherwise, you should retain this document for reference pending receipt of a share certificate for the new ordinary shares or the crediting of your CREST account.

Application will be made to the Financial Services Authority ("FSA") for the new ordinary shares to be issued pursuant to the proposed bonus issue described in this document to be admitted to the Official List of the FSA and to London Stock Exchange plc for such ordinary shares to be admitted to trading on the London Stock Exchange's main market for listed securities (together "Admission"). It is expected that Admission will become effective on 24 July 2006.

Detica Group plc
Priestley Road
Surrey Research Park
Guildford
Surrey GU2 7YP
(Registered in England and Wales No. 3328242)

Subject to the passing of Resolutions 7 and 8 set out in the Notice of Annual General Meeting contained on pages 76 to 79 of the enclosed Annual Report and Accounts, share certificates in respect of the new ordinary shares to be issued pursuant to the proposed bonus issue described in this document are expected to be despatched on or before 4 August 2006 and CREST accounts are expected to be credited with such new ordinary shares on 24 July 2006. If you sell or transfer (other than ex the right to receive the new ordinary shares proposed to be issued pursuant to the bonus issue described in this document) all your ordinary shares prior to the close of business on 21 July 2006, and you subsequently receive a share certificate for the new ordinary shares or new ordinary shares are credited to your CREST account, you should forward such certificate or shares to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Detica

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0) 1483 816000
F +44 (0) 1483 816144
www.detica.com

2 June 2006

Dear Shareholder

(and for information only to the holders of options and awards under the Detica Group plc All-Employee Share Ownership Plan 2001, the Detica Group plc Employee Share Option Plan 2001 and the Detica Group plc Long Term Incentive Plan 2001, together "the Detica Share Schemes")

Annual General Meeting 2006

The Annual General Meeting of the Company is to be held on 20 July 2006 and, as you will see from the Notice of Meeting on pages 76 to 79 of the enclosed Annual Report and Accounts, the items of Special Business to be proposed at this year's meeting include resolutions in respect of a proposed bonus issue of ordinary shares by the Company. I am, therefore, writing to explain this proposal to you.

Bonus issue of ordinary shares

Introduction

The issued ordinary shares in the Company have been trading on the London Stock Exchange at a price generally in excess of £10 since December 2005. The average price derived from the London Stock Exchange Daily Official List for the last five dealing days before the date of this letter was £12.61 per share. Cognisant that the normal practice on the London Stock Exchange for our sector is to have a share price below £10, the Board of Directors (the "Board"), is therefore proposing a reorganisation of the Company's share capital by means of a bonus issue of new ordinary shares out of the share premium account of the Company in order to increase the number of ordinary shares in the Company and thus reduce the market value of each individual ordinary share. The Board believes that the proposed reorganisation will benefit shareholders by further enhancing the marketability of the Company's shares due to the increased number of shares in issue at the lower price. The bonus issue will not itself adversely affect the total value of your shareholding.

Bonus Issue

The proposed bonus issue would consist of new fully paid ordinary shares representing the capitalisation of approximately £1,788,219 of the Company's share premium account (based on the number of ordinary shares in issue on 2 June 2006, being the latest practicable date prior to publication of this document) to holders of existing ordinary shares on the register at the close of business on the record date, being 21 July 2006. The bonus issue will be on the basis of 4 new ordinary shares for each existing ordinary share held. Following the bonus issue, in aggregate, 111,763,665 ordinary shares of 2 pence each will be in issue (based on the number of ordinary shares in issue on 2 June 2006, being the latest practicable date prior to publication of this document).

The bonus issue is conditional on your approval of the resolutions (numbered 7 and 8 in the Notice of Meeting) authorising the bonus issue and giving the Directors of the Company (the "Directors") the authority to allot the new ordinary shares and is also conditional on the admission of the new ordinary shares to the Official List of the FSA and to trading on the London Stock Exchange's main market for listed securities. Following the bonus issue, shareholders will receive 4 new shares of 2 pence each for every 1 existing share of 2 pence each held by them, which will have the same rights and be subject to the same restrictions as the existing shares of 2 pence each.

Further information in respect of the proposed bonus issue is set out in Appendix I.

Expected timetable for the bonus issue

The expected timetable applicable to the proposed bonus issue is as follows (all times referred to are London time):

Existing ordinary shares become ex-dividend	28 June 2006
Record date for payment of 2006 final dividend	30 June 2006
Latest time for receipt of proxies	2 pm 18 July 2006
Annual General Meeting	2 pm 20 July 2006
Record date for inclusion in the bonus issue	21 July 2006
Expected date of admission of new ordinary shares	24 July 2006
CREST accounts credited with new ordinary shares	24 July 2006
Dividend paid on basis of pre-bonus issue shareholding	28 July 2006
New ordinary share certificates despatched	On or before 4 August 2006

Detica Share Schemes

Participants in the Detica Share Schemes are being informed of these proposals by separate letter.

Recommendation

The Directors consider that the proposed bonus issue is in the best interests of the shareholders as a whole and accordingly recommend you to vote in favour of the relevant resolutions referred to in the Notice of Meeting enclosed with this letter, as they propose to do in respect of their own beneficial shareholdings amounting to 1,334,142 ordinary shares in aggregate and representing, in aggregate, 5.97% of the Company's issued share capital.

Yours faithfully

Chris Conway
Chairman

Appendix I

Part A: Terms of the bonus issue

At the AGM, as part of the Special Business of the Company, resolutions will be proposed to you which relate to the bonus issue.

The resolution numbered 7 in the Notice of Meeting on pages 76 to 79 of the enclosed Annual Report and Accounts proposes to increase the authorised share capital of the Company to create sufficient new ordinary shares of 2 pence each in the Company to allow the bonus issue, if approved, to be undertaken. Following that increase in authorised share capital, the authorised but unissued share capital of the Company will, assuming that the resolution numbered 8 in the Notice of Meeting is approved and, accordingly, the bonus issue is implemented, represent the same proportion of the issued ordinary share capital of the Company following the bonus issue as is currently the case.

The resolution numbered 8 in the Notice of Meeting on pages 76 to 79 of the enclosed Annual Report and Accounts proposes to authorise the Directors to make the bonus issue and to authorise the Directors to allot the relevant shares. The authorisation of the Directors to allot relevant shares for this purpose is in respect of a maximum aggregate nominal amount of £1,788,218.64, being 400% of the Company's issued ordinary share capital at the date of notice of the Annual General Meeting. This authority, which is necessary to implement the bonus issue and, subject to resolutions numbered 7 and 8 being passed, will be used for that purpose, will in any event expire one month after the passing of the resolution.

The shareholders who will be eligible to participate in the bonus issue will be those whose names appear in the register of members at the close of business on 21 July 2006. The last date on which transfers will be accepted for registration in order to be eligible to participate in the bonus issue will be 21 July 2006. The Company's registrars are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA. Please note that if you sell any of your ordinary shares prior to the record date for the bonus issue (other than ex the right to receive the new ordinary shares to be issued under the bonus issue), you must pass to the purchaser of such ordinary shares any new ordinary shares issued to you in respect of such shareholding.

Subject to the resolutions described above being duly passed, based on the number of ordinary shares in issue on 2 June 2006, being the latest practicable date prior to the publication of this document, the authorised share capital of the Company will be £3,500,000; 111,763,665 ordinary shares of 2 pence each will be in issue; and the issued share capital will be £2,235,273.30. The new ordinary shares will rank pari passu in all respects with the existing ordinary shares (other than the right to the final dividend for the year ended 31 March 2006 which is expected to be paid on 28 July 2006 to holders of ordinary shares on the register at the close of business on 30 June 2006) and will carry the same voting rights and rights to share in any surplus and winding-up as provided in the Company's Articles of Association.

Subject to your approval of the resolutions described above and the FSA agreeing to admit the new ordinary shares to the Official List of the FSA and London Stock Exchange plc agreeing to admit the new ordinary shares to trading on the London Stock Exchange's main market for listed securities, the Company expects to despatch share certificates in respect of the new ordinary shares on or before 4 August 2006 and to credit relevant CREST accounts on 24 July 2006.

Dealings in the new ordinary shares are expected to commence on 24 July 2006. Renounceable documents of title will not be issued.

The new ordinary shares will be registered securities and will be transferable in the usual common form subject to the Directors' discretion not to register shares which are not fully paid or which have been transferred to four or more persons jointly, as stated in the Company's Articles of Association.

Any shareholder may transfer some or all of his uncertificated shares (that is shares held in CREST) in any manner allowed by the Uncertificated Securities Regulations 2001 (the "Regulations"). The Board may refuse to register a transfer in the circumstances set out in the Regulations or where the number of transferees is greater than four.

Appendix I

Part B: The new ordinary shares

The new ordinary shares will rank pari passu in all respects with the existing issued ordinary shares in the Company (other than the right to the final dividend for the year ended 31 March 2006 which is expected to be paid on 28 July 2006 to holders of ordinary shares on the register at the close of business on 30 June 2006).

The following is a summary of the rights attaching to the ordinary shares in the Company in accordance with the Articles of Association of the Company and, where relevant, the Uncertificated Securities Regulations 2001 (the "Regulations"). This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Articles of Association of the Company.

1 Voting rights

Every shareholder (being an individual) present in person or (being a corporation) present by a representative not being himself a shareholder, or by proxy at a general meeting of the Company will, upon a show of hands, have one vote, but so that no individual will have more than one vote. Every shareholder present in person (being an individual) or (being a corporation) present by a representative not being himself a shareholder, or by proxy, will, upon a poll, have one vote for each ordinary share held.

Where there are joint holders of an ordinary share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the share register.

2 Transfer of shares

Shares in certificated form may be transferred by instrument in writing in any usual or common form or in such other form acceptable to the Directors. The instrument of transfer must be signed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. The Directors in their absolute discretion and without assigning any reason therefor may decline to register the transfer of any share which is not fully paid, provided that where such shares are admitted to the Official List such discretion may not be exercised in such a way as to prevent dealings in the shares from taking place on an open and proper basis. The Directors may also refuse to register an allotment or transfer of shares (whether fully paid or not) in favour of more than four persons jointly.

Any shareholder may transfer some or all of his uncertificated shares (that is shares held in CREST) in any manner allowed by the Regulations. The Board may refuse to register a transfer in the circumstances set out in the Regulations or where the number of transferees is greater than four.

3 Dividends and distributions

The profits of the Company available for distribution and resolved to be distributed are to be applied in the payment of dividends to shareholders in accordance with their respective rights and priorities. The Company in general meeting may declare dividends accordingly but no dividend may be paid except out of the profits of the Company or in excess of the amount recommended by the Directors. Any dividend may be paid in such currency as the Directors may determine. Dividends will be paid according to the amounts paid on the shares (other than amounts paid in advance) in respect of which the dividends are paid. Dividends are to be apportioned and paid pro rata according to the amounts paid on the shares during any portions of the period in respect of which the dividend is paid.

The Company may, if authorised by an ordinary resolution of the Company, direct payment of a dividend in whole or in part by the distribution of specific assets including paid-up shares or debentures of any other company.

4 Unclaimed dividends

All dividends unclaimed for a period of six years after having been declared will be forfeited and will revert to the Company.

5 Distribution of assets on liquidation

If the Company is wound-up, a liquidator may, with the authority of an extraordinary resolution, divide among the members in specie or in kind the whole or any part of the assets of the Company, whether or not the assets consist of property of one kind or of properties of different kinds. The liquidator may also vest any part of the assets of the Company in trustees upon trust for the benefit of shareholders of the Company as he sees fit.

No shareholder may be compelled to accept any shares or other property in respect of which there is a liability.

Appendix I
Part C: Taxation

United Kingdom taxation

These comments are intended only as a general guide to certain aspects of current United Kingdom law and what is understood to be current HM Revenue & Customs practice as at the date of this letter. The comments are of a general nature and only relate to the position of shareholders of the Company resident for tax purposes in the United Kingdom (except insofar as express reference is made to the treatment of non-United Kingdom residents) and who are the absolute beneficial owners of their shares, and who hold their shares as an investment; in particular they do not address the position of certain classes of shareholders (such as dealers in securities, market makers and persons connected with depository receipt arrangements and clearance systems). A shareholder who is in any doubt about his tax position or who is subject to tax in a jurisdiction other than the United Kingdom should consult an appropriate professional adviser without delay.

1 Capital gains tax

For the purposes of United Kingdom taxation of capital gains, the issue of the new ordinary shares should be regarded as a reorganisation of the share capital of the Company. Accordingly, you should not be treated as making a disposal of your existing ordinary shares. Your existing and new ordinary shares should be treated as the same asset acquired at the time you acquired your existing ordinary shares. For capital gains tax purposes the acquisition cost of your existing shares should be apportioned equally between your new and existing ordinary shares.

Individual holders of ordinary shares will be liable to capital gains tax on any chargeable gain realised on the disposal of the ordinary shares whilst they are resident or ordinarily resident for tax purposes in the United Kingdom and, in certain circumstances, as any chargeable gains are realised on a disposal of the ordinary shares whilst temporarily not either resident or ordinarily resident in the United Kingdom, in each case subject to any allowances, reliefs or exemptions that may be available to them.

United Kingdom resident corporate holders of ordinary shares are liable to corporation tax on chargeable gains realised on disposal of their holding of ordinary shares, subject to certain reliefs and exemptions.

2 Taxation of dividends

The Company will not be required to withhold tax at source when paying a dividend.

An individual shareholder who is resident in the United Kingdom (for tax purposes) and who receives a dividend from the Company will be entitled to a tax credit which such shareholder may set off against his total income tax liability on the dividend. The tax credit will be equal to 10% of the aggregate of the dividend and the tax credit (the "gross dividend"), which is also equal to one-ninth of the cash dividend received. A United Kingdom resident individual shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A United Kingdom resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. In the case of a United Kingdom resident individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5% of the gross dividend (which is also equal to 25% of the cash dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate income tax.

United Kingdom resident corporate shareholders will generally not be subject to corporation tax on dividends paid by the Company. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

Non-United Kingdom resident shareholders will not generally be able to claim repayment from HM Revenue & Customs of any part of the tax credit attaching to dividends paid by the Company. A shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. A shareholder who is not resident in the United Kingdom (for tax purposes) should consult his own tax adviser concerning his tax liabilities on dividends received from the Company.

3 UK stamp duty and stamp duty reserve tax

Issue of ordinary shares in either certificated form or into CREST

No stamp duty or stamp duty reserve tax will be payable on the issue of the new ordinary shares.

Appendix I

Part D: Overseas shareholders

Shareholders resident in territories other than the United Kingdom should consult their professional advisers as to whether any governmental or other consents are required, or other formalities need to be observed, to enable them to take up their entitlements to the new ordinary shares.

Designed and produced by Radley Yeldar (London)

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Detica Group Plc - Holding(s) in Company

Detica Group Plc
23 June 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company	2. Name of shareholder with a major interest
DETICA GROUP PLC	STANDARD LIFE INVESTMENTS
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
N/A	VIDACOS NOMINEES

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)	7. Number of shares/ amount of stock disposed	8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)
N/A	N/A	30,500	0.136%

9. Class of security	10. Date of transaction	11. Date listed company informed
Ord 2p shares	23.06.06	23.06.06

12 Total holding following this notification	13 Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken

648,083	into account when calculating percentage) 86 Less than 3% as material interest
14 Any additional information	15 Name of contact and telephone number for queries John Woollhead 01483 816900

16 Name and signature of duly authorised officer of the listed company responsible for making this notification

John Woollhead

Company Secretary________________________

Date of notification 23.06.06

This information is provided by RNS
The company news service from the London Stock Exchange

Detica Group Plc - Annual Information Update

Detica Group Plc
18 July 2006

Detica Group plc

ANNUAL INFORMATION UPDATE

Pursuant to the requirements of Prospectus Rule 5.2, the following summarises, by date, the information that has been published or made available to the public by the Company throughout the twelve months ended 30 June 2006.

The Company uses the London Stock Exchange RNS service to make announcements to the market and these can be found on www.londonstockexchange.com. Copies of documents filed at Companies House can be obtained from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk. Copies of documents sent directly to shareholders can be obtained from The Company Secretary, Detica Group plc, Surrey Research Park, Guildford, GU2 7YP.

Some of the information referred to below was provided at a specific date and may now be out of date.

Information published on RNS:

Date of Publication	Headline
5 July 2005	Director/PDMR shareholding
21 July 2005	AGM Statement
21 July 2005	AGM Statement
21 July 2005	Holding(s) in Company
25 July 2005	Holding(s) in Company
29 September 2005	US Approvals and Appointments
9 November 2005	Notice of results
9 November 2005	Holding(s) in Company
8 November 2005	Interim results
28 November 2005	Acquisition
28 November 2005	Holding(s) in Company
14 December 2005	Holding(s) in Company
21 December 2005	Director/PDMR shareholding
3 January 2006	Completion of acquisition
3 January 2006	Holding(s) in Company
7 March 2006	Notice of results
5 June 2006	Final results
23 June 2006	Holding(s) in Company

Documents filed at the Companies Registry:

Date of Filing	Document Type
30 June 2005	Annual Accounts
3 August 2005	AGM resolutions
17 March 2006	Annual return

Documents published and sent to shareholders:

Date of Publication	Document
28 November 2005	Interim report
21 June 2006	Annual report and accounts
21 June 2006	AGM notice and proxy card
21 June 2006	Circular regarding bonus issue

Enquiries:

John Woolhead, Company Secretary
Tel: +44 (0)1483 816900

Detica

Thursday, 20 July 2006 – for immediate release

Detica Group plc

2006 ANNUAL GENERAL MEETING

Detica Group plc ("Detica" or "the Group"), the business and technology consulting firm, holds its 2006 Annual General Meeting at its London offices at 2 Arundel Street, London, WC2R 3AZ at 2.00pm today.

During his opening address, Chris Conway, Chairman of Detica will make the following statement:

"The current financial year has, as we anticipated, started well.

The UK demand environment for our services continues to be positive across all our vertical sectors. Our UK Government and Commercial businesses have begun the year strongly and we expect good growth from each. Our US business has started the new financial year with good momentum and is strengthening its sales pipeline.

StreamShield Networks continues to be well positioned to take advantage of its leadership position in network-based content security and the Board remains confident of its ultimate success.

The outlook for the Group remains positive and we expect to perform well again in the current year."

Contacts:

Detica Group plc — **01483 816 000**
Tom Black, Chief Executive
Mandy Gradden, Finance Director

Financial Dynamics — **020 7831 3113**
Edward Bridges

Detica

20 July 2006 – for immediate release

Detica Group plc ("the Group")

Bonus issue

At the Group's AGM held today, a resolution was passed authorising a bonus issue of shares on the basis of 4 new ordinary shares for each existing ordinary share held.

Consequently, an application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 89,410,932 ordinary shares of 2p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 21 July 2006 and that trading will commence 24 July 2006. Following the bonus issue, in aggregate, 111,763,665 ordinary shares of 2 pence each will be in issue.

The shares are being issued as a result of a bonus issue by Detica Group plc and the shares will rank pari passu with the existing ordinary shares.

Contacts:

Detica Group plc **01483 816 000**
Tom Black, Chief Executive
Mandy Gradden, Finance Director

Financial Dynamics **020 7831 3113**
Edward Bridges

- ends -

Detica

Thursday 20 July 2006 – for immediate release

Detica Group plc

Results of 2006 Annual General Meeting

Detica Group plc ("Detica" or "the Group"), the business and technology consulting firm, held its 2006 Annual General Meeting at its London offices at 2 Arundel Street, London, WC2R 3AZ at 2.00pm today.

All of the resolutions tabled at the Detica Group plc 2006 AGM on Thursday 20 July 2006 were passed. The votes cast were:

Resolution		For	Against	Abstained
1	Annual Report and Accounts	17,106,655	0	26
2	Remuneration Report	16,536,656	364,284	205,741
3	To re-elect Chris Banks	17,017,716	66,234	22,731
4	To re-elect Mark Mayhew	17,040,447	66,234	0
5	To approve the final dividend of 5.5p	17,106,655	26	0
6	To re-appoint the auditors	16,934,976	171,204	501
7	To increase the authorised share capital	17,047,348	36,340	22,993
8	To authorise the bonus issue	17,047,610	36,340	22,731
9	To renew the general authority to allot shares pursuant to Section 80	17,061,722	36,340	8,619
10	To renew the authority to allot shares pursuant to Section 89	17,097,752	310	8,619

Contacts:

Detica Group plc — **01483 816 000**
Tom Black, Chief Executive
Mandy Gradden, Finance Director
Financial Dynamics — **020 7831 3113**
Edward Bridges

Company No. 3328242

RECEIVED
2006 AUG 16 P 4: 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANIES ACT 1985

And

THE COMPANIES ACT 1989

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY RESOLUTIONS AND SPECIAL RESOLUTION
Of
DETICA GROUP PLC

Passed this 20th day of July 2006.

At an Annual General Meeting of Detica Group plc held on 20 July 2006 at 2 Arundel Street, Arundel Great Court, London, WC2R 3AZ the following resolutions were proposed and passed as ORDINARY RESOLUTIONS and SPECIAL RESOLUTIONS:-

ORDINARY RESOLUTIONS

RESOLUTION 7 – AUTHORITY TO INCREASE AUTHORISED SHARE CAPITAL

"THAT the authorized share capital of the Company be increased from £700,000 to £3,500,000 by the creation of 140,000,000 new ordinary shares of 2 pence each having the rights set out in the Articles of Association".

RESOLUTION 8 – AUTHORITY TO ALLOT AND DISTRIBUTE FOUR NEW SHARES OF 2P EACH FOR EVERY ONE SHARE CURRENTLY HELD

"THAT, conditional upon the passing of Resolution 7 above, the Directors be authorized to capitalize sums standing to the credit of the Company's Share Premium Account in paying up in full new ordinary shares of 2 pence each (having the rights set out in the Articles of Association) and to allot and distribute such shares credited as fully paid up to the holders of ordinary shares on the Register on the record date, 21 July 2006, on the basis of 4 new ordinary shares of 2 pence for every existing ordinary share then held for which purpose the Directors are herby authorized pursuant to Section 80 of the Companies Act 1985 (as amended) to allot and issue such ordinary shares of 2 pence each up to an aggregate nominal amount of £1,788,218.64 provided that the authority hereby conferred shall expire one month from the date of passing this Resolution".

RESOLUTION 9 – AUTHORITY TO ALLOT SECURITIES

"THAT the authority conferred on the directors by paragraph 9 of the Company's Articles of Association be renewed for the period ending on the date of the Annual General Meeting in 2007 and for such period the section 80 amount shall be;

(A) if Resolutions 7 and 8 above (the "Bonus Issue Resolutions") are passed, £745,090; or

(B) if the Bonus Issue Resolutions are not passed, £149,018

SPECIAL RESOLUTION

RESOLUTION 10 – APPLICATION OF PRE-EMPTION RIGHTS

THAT, conditional of the passing of resolution 9 above, the power conferred on the directors by paragraph 9.3 of Article 9 of the Company's Articles of Association be renewed for the period referred to in the Resolution 9 above and for such period the Section 89 amount shall be;

(A) if Resolutions 7 and 8 above (the "Bonus Issue Resolutions") are passed, £111,760; or

(B) if the Bonus Issue Resolutions are not passed, £22,352

....

John Woollhead
Company Secretary

Detica Group Plc - Bonus Share Document

Detica Group Plc
21 July 2006

21 July 2006 - for immediate release

Detica Group plc ('the Group')

Document re Bonus Issue

Two copies of the Bonus Issue circular dated 2 June 2006 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Contacts:

Detica Group plc 01483 816 900
John Woollhead, Company Secretary

Financial Dynamics 020 7831 3113
Edward Bridges

- ends -

This information is provided by RNS
The company news service from the London Stock Exchange

investegate
a Financial Express and Incisive Media partnership

Detica Group Plc - Holding(s) in Company

Detica Group Plc
27 July 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company	2. Name of shareholder with a major interest
DETICA GROUP PLC	GOLDMAN SACHS GROUP INC
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
2,792,515 Non Beneficial 6,493,851 Beneficial	2,792,515 GOLDMAN SACHS SECURITIES (NOMINEES) LTD 6,493,851 GOLDMAN SACHS INTERNATIONAL

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)	7. Number of shares/ amount of stock disposed	8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

N/A

Not advised

N/A

9. Class of security

Ord 2p shares

10. Date of transaction

Not advised

11. Date listed company informed

27.07.06

12 Total holding following this notification

9,286,366

13 Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

8.31%

14 Any additional information

15 Name of contact and telephone number for queries

John Woollhead

01483 816900

16 Name and signature of duly authorised officer of the listed company responsible for making this notification

John Woollhead

Company Secretary________________________

Date of notification 27.07.06

Detica Group Plc - Holding(s) in Company

Detica Group Plc
28 July 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company	2. Name of shareholder with a major interest
DETICA GROUP PLC	GOLDMAN SACHS GROUP INC
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
2,792,515 Non Beneficial 3,607,695 Beneficial	2,792,515 GOLDMAN SACHS SECURITIES (NOMINEES) LTD 3,607,695 GOLDMAN SACHS INTERNATIONAL

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)	7. Number of shares/ amount of stock disposed	8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)
Not advised	N/A	N/A	N/A

9. Class of security	10. Date of transaction	11. Date listed company informed
Ord 2p shares	Not advised	28.07.06

12 Total holding following this notification	13 Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage) 86
6,400210	5.73%
14 Any additional information	15 Name of contact and telephone number for queries
	John Woollhead 01483 816900

16 Name and signature of duly authorised officer of the listed company responsible for making this notification

John Woollhead

Company Secretary________________________________

Date of notification 28.07.06



More to us than meets the eye

Annual report and accounts 2006

Detica
INFORMATION INTELLIGENCE

Contents

Group turnover
£101.5m
+45%



101.5
70.2
2005
2006

Group profit before tax (Note 1)
£11.8m
+30%



11.8
9.0
2005
2006

Core UK business profit before tax (Note 1)
£16.8m
+38%



16.8
12.2
2005
2006

Diluted earnings per share (Note 2)
38.3p
+36%



38.3p
28.1p
2005
2006

Note 1. Adjusted for goodwill impairment following reclaim of Rubus tax losses in 2005 and 2006 and amortisation of acquired intangibles in 2006.

Note 2. Adjusted for amortisation of acquired intangibles and impact of prior year R&D tax credits in 2006.

Detica at a glance

Detica is a business and IT consulting firm that specialises in the delivery of intelligence systems. We help large Commercial and Government organisations turn complex data and information into relevant and useful intelligence. We work in the following areas:

Business Intelligence

Improving business efficiency and decision making quality by exploiting intelligence on key business performance indicators.

National Security

Using intelligence derived from IT and communications technologies for National Security applications.

Customer Management

Increasing profitability by using customer intelligence to drive improved marketing, sales and customer service processes.

Fraud and Security

Detecting fraud and malicious attack by analysing intelligence from business systems and public data sources.

Risk and Compliance Management

Ensuring regulatory compliance and minimising business risk by analysing intelligence on customer and employee behaviour.



Chairman's statement

Chris Conway
Chairman

Introduction and highlights

We are very pleased to announce another year of excellent results for Detica.

Our Group revenues increased by 45% to £101.5 million, driven by both an exceptional 38% organic growth rate, as well as the positive impact of the three acquisitions we made during perhaps our best ever year. Turning to profits, adjusted* Group profit before tax increased by 30% to £11.8 million after our net investments of £4.0 million in StreamShield and £1.0 million in our new US business. Diluted adjusted* earnings per share increased substantially by 54% to 43.3 pence with 5.0 pence of this growth attributable to the prior year impact of our claim for R&D tax credits. This gives us over ten consecutive years of growth in revenue and profits.

We continue to experience strong demand from clients across our chosen markets of National Security, Public Sector, Financial Services and Telecoms, Media and Technology and, although each of these market sectors is growing, I am pleased to report that Detica continues to win market share from its competitors. Each of our three acquisitions has been integrated according to plan and all are making good contributions to the Group. In particular, the acquisition of Evolution Consulting, the capital markets consultancy, has given us broader market coverage in the Financial Services market.

Outside the UK, our new US business, Detica Inc, was granted the necessary approvals to contract with the US Government for National Security projects at the end of the first half and has since won four separate client contracts. At the same time, we welcomed General John Gordon, Barbara McNamara and Ed Allen as non-executives to the Board of Detica Inc and I am sure that their extensive experience in the US National Security market will be invaluable to the business.

Encouraging progress has also been made with StreamShield Networks, our internet content security business. The StreamShield clean internet solution was completed and proven during the year and there are now three commercial deployments and a number of trials underway. Although the procurement cycles at major carriers are lengthy, the quantity and quality of opportunities in the sales pipeline and the universally positive feedback from potential customers is very encouraging. We have decided that in order to accelerate StreamShield's sales and marketing activities a further cash injection is necessary and we are exploring the possibility of raising external investment for the next stage of StreamShield's development.

People

Detica is primarily a people business and I would like to thank all of our staff for their part in delivering yet another set of excellent financial results. I would also like to welcome the 462 members of staff who joined our business last year and in particular those individuals who joined us via our three acquisitions. At the time of writing, the Group employs nearly 1,000 people.

*Adjusted profit before tax and earnings per share are stated before deducting the amortisation of acquired intangibles of £141,000 (2005: £nil) and, following the reclaim of previously unrecognised acquired tax losses of £224,000 (2005: £258,000), the corresponding charge for the impairment of Rubus goodwill. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

Transfer of a business as a going concern (*fonds de commerce*) located in France

The purpose of this note is to give an overview which briefly summarises the French legal and tax frameworks relating to the transfer of a business as a going concern (*fonds de commerce*) located in France. It should be noted that the transfer of a *fonds de commerce* is subject to detailed regulation under French law, both as regards the contents, the form and the procedure to be followed. The applicable provisions aim at (i) guaranteeing the value of the sold assets to the benefit of the purchaser and at (ii) protecting the seller's creditors. These provisions are French public order and are therefore mandatory.

1 Definition of a *fonds de commerce*

Although there is no statutory definition of a *fonds de commerce*, it is a legally recognised concept being an entity composed of various identifiable assets which are necessary to operate a business. It is therefore possible under French law to enter into transactions (pledge, lease, sale) involving the *fonds de commerce* as a whole.

2 Assets included in the *fonds de commerce*

The essential component of a *fonds de commerce* is the *clientèle*, which approximately corresponds to the English law concept of goodwill. Another important and valuable component is the lease (or leases) (*bail commercial*) of the premises where the business is operated (including its branches, if any). Other elements of the *fonds de commerce* include trade names, intellectual property rights, inventories, equipment, administrative authorisations (assuming that they are transferable, which is not always the case), etc.

3 Liabilities and contracts connected with the *fonds de commerce*

As a *fonds de commerce* only comprises assets, its sale implies neither the transfer of the liabilities connected with the business nor the assignment of contracts (because contracts are made up of rights but also obligations) entered into in the course of business. The parties may however agree, with the creditors' consent, to the passing of certain liabilities or contracts.

However, the following contracts are being automatically assigned by operation of law:

- the leases of the business' premises;
- the employment contracts; and
- certain insurance policies.

4 Taxes due upon the sale of a fonds de commerce

4.1 Registration duties

The sale of a *fonds de commerce* is subject to a registration duty assessed on the purchase price, increased by any liabilities of the seller assumed by the purchaser, or the fair market value, if higher.

The applicable tax rates are as follows:

- 0% until €23,000
- 5% above €23,000

Transfers made in urban revival zones (*zones de redynamisation urbaine*), urban free zones (*zones de revitalisation rurale*) and certain cities in priority development rural territories (*territoires ruraux de développement prioritaire*), trigger a 5% rate only on the part of the price exceeding €107,000, the part of the price comprised between €23,000 and €107,000 being only subject to a 1% rate .

New inventories, trade receivables and cash are not subject to registration duty. Real estate properties and securities which are included in the transferred *fonds de commerce* are also not included in the 5% registration duty taxable basis but are instead subject to their own specific registration duties.

By contrast, transfer of the shares of a *société anonyme* or a *société par actions simplifiée* are subject to registration duty at an ad-valorem rate of 1.1% with a maximum tax liability of €4,000.

A transfer of a trademark registered and commercialized is also subject to the above-mentioned 5% registration duty on the part of the sale price exceeding €23,000 (in this case the transfer is VAT exempt). If the sold trademark is not commercialized, then only a fixed €125 duty is due but 19.6% VAT may apply.

4.2 VAT

4.3 Other Taxes

4.3.1 Corporate income tax

As a matter of principle, corporate income tax on the operating profits of the business is due by the legal entity operating such business, i.e. by the seller until the sale.

The purchaser is jointly and severally liable for the payment of corporate income tax[1] due by the seller in respect of (i) profits realised between the beginning of the year and the date of transfer and (ii) of profits of the previous year if the sale takes place before the filing of the relevant tax return for such previous year.

The French tax authorities can action the purchaser for payment only within three months from the filing of the corporate income tax return to be filed by the seller within two months from the sale (or in the absence of such a filing, within three months from the expiry date to file).

[1] The same also applies to apprenticeship tax (*taxe d'apprentissage*)

The amount for which the purchaser may be held liable is capped at the purchase price of the *fonds de commerce.*

4.3.2 Business tax (*taxe professionnelle)*

Business tax is due by taxpayers exercising a non-salaried business activity in France on a current basis as at 1 January of each year. Such tax is due for the whole year, in spite of any subsequent sale. It is therefore relatively current market practice that the seller and the purchaser agree, in the transfer agreement, to reallocate the payment of this tax, e.g. by splitting it according to *a prorata temporis* basis.



More to us than meets the eye

Annual report and accounts 2006

Detica
INFORMATION INTELLIGENCE

Contents

Group turnover
£101.5m
+45%



70.2
101.5
2005
2006

Group profit before tax (Note 1)
£11.8m
+30%



9.0
11.8
2005
2006

Core UK business profit before tax (Note 1)
£16.8m
+38%



12.2
16.8
2005
2006

Diluted earnings per share (Note 2)
38.3p
+36%



28.1p
38.3p
2005
2006

Note 1. Adjusted for goodwill impairment following reclaim of Rubus tax losses in 2005 and 2006 and amortisation of acquired intangibles in 2006.

Note 2. Adjusted for amortisation of acquired intangibles and impact of prior year R&D tax credits in 2006.

Detica at a glance

Detica is a business and IT consulting firm that specialises in the delivery of intelligence systems. We help large Commercial and Government organisations turn complex data and information into relevant and useful intelligence.
We work in the following areas:

Business Intelligence
Improving business efficiency and decision making quality by exploiting intelligence on key business performance indicators.

National Security
Using intelligence derived from IT and communications technologies for National Security applications.

Customer Management
Increasing profitability by using customer intelligence to drive improved marketing, sales and customer service processes.

Fraud and Security
Detecting fraud and malicious attack by analysing intelligence from business systems and public data sources.

Risk and Compliance Management
Ensuring regulatory compliance and minimising business risk by analysing intelligence on customer and employee behaviour.



Chairman's statement

Chris Conway
Chairman

Introduction and highlights

We are very pleased to announce another year of excellent results for Detica.

Our Group revenues increased by 45% to £101.5 million, driven by both an exceptional 38% organic growth rate, as well as the positive impact of the three acquisitions we made during perhaps our best ever year. Turning to profits, adjusted* Group profit before tax increased by 30% to £11.8 million after our net investments of £4.0 million in StreamShield and £1.0 million in our new US business. Diluted adjusted* earnings per share increased substantially by 54% to 43.3 pence with 5.0 pence of this growth attributable to the prior year impact of our claim for R&D tax credits. This gives us over ten consecutive years of growth in revenue and profits.

We continue to experience strong demand from clients across our chosen markets of National Security, Public Sector, Financial Services and Telecoms, Media and Technology and, although each of these market sectors is growing, I am pleased to report that Detica continues to win market share from its competitors. Each of our three acquisitions has been integrated according to plan and all are making good contributions to the Group. In particular, the acquisition of Evolution Consulting, the capital markets consultancy, has given us broader market coverage in the Financial Services market.

Outside the UK, our new US business, Detica Inc, was granted the necessary approvals to contract with the US Government for National Security projects at the end of the first half and has since won four separate client contracts. At the same time, we welcomed General John Gordon, Barbara McNamara and Ed Allen as non-executives to the Board of Detica Inc and I am sure that their extensive experience in the US National Security market will be invaluable to the business.

Encouraging progress has also been made with StreamShield Networks, our internet content security business. The StreamShield clean internet solution was completed and proven during the year and there are now three commercial deployments and a number of trials underway. Although the procurement cycles at major carriers are lengthy, the quantity and quality of opportunities in the sales pipeline and the universally positive feedback from potential customers is very encouraging. We have decided that in order to accelerate StreamShield's sales and marketing activities a further cash injection is necessary and we are exploring the possibility of raising external investment for the next stage of StreamShield's development.

People

Detica is primarily a people business and I would like to thank all of our staff for their part in delivering yet another set of excellent financial results. I would also like to welcome the 462 members of staff who joined our business last year and in particular those individuals who joined us via our three acquisitions. At the time of writing, the Group employs nearly 1,000 people.

*Adjusted profit before tax and earnings per share are stated before deducting the amortisation of acquired intangibles of £141,000 (2005: £nil) and, following the reclaim of previously unrecognised acquired tax losses of £224,000 (2005: £258,000), the corresponding charge for the impairment of Rubus goodwill. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

"We are very pleased to announce another year of excellent results for Detica.

Our Group revenues increased by 45% to £101.5 million, driven by both an exceptional 38% organic growth rate, as well as the positive impact of the three acquisitions we made during perhaps our best ever year."

+27%
Increase in total dividend compared to prior year

We are pleased with the continued strong growth of the Group but at the same time are mindful of the management challenges that result from such growth. We maintained our policy of recruiting only those individuals of the highest calibre into the Group and took significant steps to enhance our training and people development activities which are key to managing our rapid growth.

Dividends
The Board is recommending a final dividend of 5.5 pence per share, which, if approved by shareholders at the Annual General Meeting ("AGM") on 20 July 2006, will be paid on 28 July 2006 to shareholders on the register at 30 June 2006. The ex-dividend date will be 28 June 2006. The total dividend for the year will be up 27% to 8.0 pence (2005: 6.3 pence) per share.

Bonus issue
It is proposed at the forthcoming AGM that a bonus issue is made so that shareholders will receive an additional four shares for each one currently held. Full details are given in the circular to shareholders dated 2 June 2006.

The Board
During the year there were no changes to the Directors of the Company.

Corporate governance
Detica is committed to high standards of corporate governance. The Company has been in full compliance with the provisions set out in section 1 of the 2003 Combined Code throughout the year. Further explanation of how the principles of the Combined Code have been applied is given in the Corporate governance section of this report on pages 24 to 29 and in connection with Directors' remuneration in the relevant section of the Remuneration report on pages 30 to 35.

Strategy
The overall Group strategy remains unchanged. Our aim is to continue to deliver strong growth maintaining the focus on our core business in both the UK and the US. We have started to build our US business and intend to replicate the success we have achieved in the UK National Security market. We also aim to ensure that our strengths in business consulting, our strong technical capability in "Information Intelligence" and our growing pool of intellectual property enables us to stay at the high end of the IT consultancy value chain. We also remain vigilant for appropriate high quality acquisition opportunities.

Outlook
The outlook for the Group is once again positive and we expect to perform well in the coming year.

C Conway

Chris Conway
Chairman
2 June 2006

+45%
Group revenues grew to £101.5 million



Business review

Tom Black
Chief Executive

Introduction

Detica has delivered an excellent performance for the year to 31 March 2006. We achieved significant increases in both revenue and profits, completed three acquisitions and made good progress in building our new operation in the US. StreamShield Networks, our internet content security business, has also achieved a number of key milestones and is now embarked on commercialising its offering.

Group revenues increased by 45% to £101.5 million (2005: £70.2 million) driven by both accelerating organic growth and the impact of in-year acquisitions. On an organic basis, Group revenues grew by 38% to £96.7 million. We have now grown both Group revenues and profits for more than ten consecutive years, with revenues having grown by an average of 31% per annum over the last five financial years.

Our profit performance was also highly satisfactory with adjusted* Group profit before tax increasing by 30% to £11.8 million (2005: £9.0 million). Our increased net investments of £4.0 million in StreamShield and £1.0 million in our US business resulted in an adjusted* operating margin of 10.9% (2005: 11.9%). On a like-for-like basis the operating margin of the core UK business remained exactly the same as the previous year at 16.7%, although following our acquisition of Evolution and the adoption of IFRS, the adjusted core UK operating margin was 15.9% (2005: 16.4%).

We continue to experience strong demand from clients across our chosen markets of National Security, Public Sector, Financial Services and Technology, Media and Telecoms ("TMT"). In each market, our specialism in Information Intelligence and our breadth of services ranging from business consulting to technology implementation is enabling us to take on mission-critical projects for our clients and take market share from our competitors.

Detica UK

Our core UK business delivered an excellent performance, with strong demand across our markets, led by TMT and National Security. As a result, revenue grew 44% to £101.3 million (2005: £70.2 million). Excluding acquisitions, the UK business grew organically by 38% to £96.5 million.

Notwithstanding this robust organic growth, acquisitions have also played an important strategic role in the UK business. This year we successfully integrated the Extraprise acquisition from April 2005 and the small National Security products business we bought in October 2005. The integration of Evolution Consulting, which we acquired in January 2006, is now also largely complete.

We have also delivered on our objective of improving staff retention, with staff turnover falling to 14% for the year (2005: 23%).

Government business

Our Government business continued its excellent performance from the first half, with revenues increasing by 50% to £68.5 million (2005: £45.7 million) or by 49% on an organic basis.

National Security

Revenues from National Security clients include those from the defence, intelligence and counter organised crime sectors and these markets showed continued strength. This area of our business maintained its strong growth track record, increasing revenues by 51% to £57.5 million (2005: £38.1 million).

Our relationship with Her Majesty's Revenue and Customs ("HMRC") has continued to develop well and HMRC is now the Company's largest account. We have delivered a number of successful projects under the framework contract with HMRC that we announced in 2004 and which is yielding revenues in excess of our initial expectations.

An example of these project successes is the delivery of a new system to enable HMRC to prioritise its investigations of incoming freight to the UK. The system has delivered a major return on investment for HMRC, despite only being in operation for five months.

Notes

- All figures in this report are presented under IFRS with the appropriate restated comparatives.
- The financial and non-financial performance indicators described in this report are used by the Directors to monitor the performance of the business on an ongoing basis.
- *Adjusted profit before tax and earnings per share is stated before deducting the amortisation of acquired intangibles of £141,000 (2005: £nil) and, following the reclaim of previously unrecognised acquired tax losses of £224,000 (2005: £258,000), the corresponding charge for the impairment of Rubus goodwill. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

+50%
Government revenues grew to £68.5 million

This year we have also made progress in developing our Defence market position, increasing the proportion of systems integration work alongside our traditional client-side system procurement role. For example, we were awarded a contract worth approximately £2.0 million to develop new data mining techniques to support the MoD's Intelligence, Surveillance, Target Acquisition and Reconnaissance ("ISTAR") capabilities.

Our communications products business remains an important part of our National Security business, and contributed £13.9 million (2005: £9.1 million) to the total of £57.5 million of National Security revenues, an increase of 53% on last year.

Looking forward, we expect National Security market conditions to remain favourable in the face of ongoing international geopolitical instability and the domestic focus on counter terrorism and the prevention of organised crime.

Public Sector

Turning to other Government markets, the Public Sector also performed well, with revenues increasing by 42% to £10.9 million (2005: £7.7 million).

We have a focus in this marketplace on central Government departments and have strong relationships in place with clients such as the Home Office, the Department for Transport and Royal Mail Group. This year, Capgemini also became a client and we are now providing additional services to HMRC through their Aspire contract. In addition, we have won a prime contractor position on the Office of Government Commerce's Catalist cross-Government procurement catalogue.

The recently published "Transformational Government" paper is increasingly influencing Government strategy and investment in IT, particularly in areas such as the sharing of data and services across Government organisations. We are supporting the implementation of this strategy in a number of areas including, for example, our management of the Single Non Emergency Number (SNEN) programme, a contract win that we announced in our interim results in November 2005. This programme involves integrating call-centre services across police and local authorities to create a single consolidated and efficient service. The programme is expected to run for three years and will generate revenues to Detica of more than £1.0 million in the first year.

Fraud reduction is another target area for cost saving in Government and we are experiencing strong interest in our NetReveal fraud detection solution. The solution has already been implemented by one Government client and is under evaluation by a number of others.

Commercial business

Our Commercial business performance was also good, with revenues increasing by 34% to £32.8 million (2005: £24.5 million) or 17% on an organic basis.

TMT

TMT continued its excellent performance from the first half, growing revenues by 110% to £15.9 million (2005: £7.6 million). The business continued to diversify its account base whilst enhancing relationships with key clients such as Vodafone and BT. Autotrader (part of Guardian Media Group), Sony and Disney became new clients in the year.

Two key trends are driving demand in TMT. The first is the industry's focus on timely, accurate and complete Management Information ("MI") to support growth and efficiency in a market which is experiencing slower revenue growth. This MI is being used to address opportunities in the areas of customer lifetime value analysis, revenue enhancement, asset optimisation and performance management.

The second trend is the long-anticipated convergence of the Telecoms, Media and Entertainment markets, with media and technology companies increasingly offering a portfolio of content and communications services directly to consumers. This direct customer relationship brings with it additional demands for customer management and customer intelligence, coupled with requirements for new capabilities such as marketing automation.

These trends are being reflected in the types of projects we are undertaking across the TMT market. As an example, Detica was asked by Vodafone to assist with the development of an Information Management Organisation ("IMO") to support retention strategies by providing a more consistent view of its customers. Another example is a major marketing automation project we won during the year to support a client in developing and managing direct relationships with millions of consumers.

During the past year we have also significantly strengthened our relationship with BT. We have been successful in working together with Openreach to tackle the challenges arising from the Ofcom Telecoms Strategic Review ("TSR") and have helped them to achieve their first major delivery in this area. Openreach is a new business, established by BT as a result of the TSR, to enable local loop unbundling and ensure open competition in the broadband and retail fixed-line markets.

+34%

Commercial revenues grew to £32.8 million

Financial Services

Our Financial Services business increased revenues by 48% to £14.5 million (2005: £9.8 million) or, on an organic basis, by 13%. The acquisition of Evolution has more than doubled the size of our Financial Services business and has increased our market reach to include the capital markets sector in addition to our existing retail banking and insurance business. Significant clients now include UBS and Lehman Brothers in capital markets, Nationwide Building Society and HBOS in retail banking and CFS, Aspen Re and the Insurance Fraud Bureau in the insurance sector.

In retail banking, our clients' interests have remained relatively similar to prior years with a focus on regulatory control and risk management, customer management and fraud prevention. As an example we recently commenced a new project for HBOS to define the business case for the development of a retail data warehouse.

In insurance, we have been awarded a contract by Aspen Re to improve the business processes surrounding insurance risk analysis. Also in insurance, we successfully delivered a major insurance application for esure where, having previously delivered a service-orientated architecture to this client, we partnered with them to deliver the entire online insurance solution for their "Sheilas' Wheels" product in a tight six-month time frame.

In the capital markets sector, regulatory control remains key, as does the long-term demand for trading system efficiency, with the attendant need for speed in market modelling, risk management and pricing.

Corporate Accounts

Revenues from our Corporate Accounts clients declined, as expected, to £2.5 million (2005: £7.1 million). This reflects our previously stated strategy of focusing our Commercial business in the Financial Services and TMT sectors.

Innovation and intellectual property

Our Technology Innovations Group ("TIG") has continued in its role of developing new consulting propositions and reusable know-how and software to support the development of the core business. Much of TIG's focus during the year was in the area of fraud management, where we have developed a unique and highly effective technique for detecting and prosecuting collusive fraud (see graphic on page 7).

Our fraud solution comprises a set of novel algorithms and reusable software components developed in-house, combined with a package of business and technical consulting services. The solution, which we are marketing under the name NetReveal, forms the core of our insurance industry fraud managed service and has already been sold to a number of other clients. We expect NetReveal to be an ongoing driver of future growth in our core business.

The TIG is also playing a leading role in developing the specialist information intelligence skills our people require and this year it has established its own training facility. The Datalab Academy (see graphic on page 12) will train 60 graduates over the next year.

Acquisitions

We made three acquisitions last year.

At our preliminary results last year we reported that in April 2005 we acquired the assets of Extraprise UK for £0.2 million. Extraprise UK was a consultancy and systems integrator focusing on the CRM market and was integrated immediately into our Commercial business. 35 staff joined Detica as a result of the acquisition, making a positive contribution to the development of our rapidly growing, business consulting capability (see graphic on page 11) and strengthening our business intelligence and analytical CRM skills base.

At the half year we announced the acquisition of a small products business in the National Security market for a consideration of £0.6 million. This acquisition is providing us with access to new National Security clients and is delivering growth and margins in line with our broader National Security business.

The largest acquisition of the year was of Evolution Consulting Group, which was completed in January 2006 for a consideration, including fees, totalling £9.5 million. Evolution is a consultancy and systems integrator focusing on the capital markets sector. In its last full year to 31 August 2005 prior to acquisition, it generated revenues of £8.8 million and profits before tax and exceptional items of £0.7 million.

The acquisition is an excellent strategic fit with our existing Financial Services business which has traditionally focused on the insurance and retail banking sectors. The two businesses have been fully integrated under a single management team, led by former Evolution CEO, Steve Mitchell and housed at Evolution's offices in the City. Cross-selling of each business' propositions and interchange of staff into the other's markets is well underway and we are making good progress in achieving cost synergies and in improving day rates.

Detica Inc

Detica Inc has made significant progress during the year in establishing the necessary infrastructure to operate in the US National Security market and in building its sales pipeline. In September 2005 it obtained the approvals necessary to contract directly with the US Government for National Security projects, a major achievement for a British-owned start-up company.



About NetReveal

Fraud costs the UK economy an estimated £16 billion annually with Government and financial services organisations bearing the greatest losses. Large-scale fraud is increasingly characterised by massive numbers of small and innocuous-looking transactions, spread across different organisations, with criminals using multiple, disguised identities to avoid detection. Traditional methods of fraud detection fail to identify such frauds as these methods usually focus on the characteristics of individual transactions to identify suspicious activity.

Detica has developed a new approach to solving the problem of distributed and collusive frauds, based on Social Network Theory. Our approach uses a series of new and advanced data analysis techniques to statistically build networks of links between people and transactions within single organisations or across industries. These links enable the construction of characteristic networks of criminal activity which are then passed to professional investigators for action.

The NetReveal solution is a software toolset and set of methods which are configured to meet the requirements of individual clients. The solution is currently being implemented by clients in the Government and insurance markets and is being trialled by several clients across our target markets.

Detica NetReveal™

DISCOVER HIDDEN NETWORKS

About StreamShield

StreamShield Networks, a subsidiary of Detica, is the first company in the world to provide integrated, internet-based, content security for email and real-time internet applications such as web browsing. Our technology identifies and blocks threats such as viruses, worms, other forms of malware, pornography and other forms of illegal and inappropriate content. This cleaning process takes place in the internet itself, rather than on the desktop or in the customer's own network. Any dangerous or unwanted content is removed before it reaches the user and causes harm.

StreamShield enables Internet Service Providers to offer their business and consumer customers clean and safe internet services that can be tailored to the customers' individual preferences and needs.


Email
Web
Other real-time applications
Polluted Internet
Spyware
Spam
Viruses
Phishing
Worms
Porn
Internet
StreamShield
Clean Internet
Mobile customers
Business customers
Residential customers

StreamShield®

+27%

Revenues from US National Security clients grew to £6.0m

Also in September 2005, we announced the appointment of a senior and talented Board of Non-Executive Directors. General John Gordon (USAF, retired), former Homeland Security Advisor to President George W Bush and former Deputy Director for Central Intelligence has become Chairman of the US Board. General Gordon is joined on the US Board by Barbara McNamara, former Deputy Director of the National Security Agency and Ed Allen, former Deputy Assistant Director for Investigative Technologies at the Federal Bureau of Investigation.

Since the establishment of Detica Inc, the Group services US clients via two channels; through Detica Inc and through Detica UK (via our National Security unit - see commentary above). Overall, revenues from US National Security clients grew by 27% to £6.0 million, with Detica Inc contributing £0.1 million of this since it began trading in the later stages of the year.

Since September 2005, Detica Inc has won four contracts across three US Government clients. The contracts cover a range of service types, including advanced data analytics, organisational design and process improvement and the delivery of advanced communications products. In addition to these contract wins, the sales pipeline is continuing to develop well.

We have also made good progress in the recruitment of our US team and now have 19 staff based in Columbia, Maryland, who will be housed in new dedicated offices from July 2006. The team will include graduate hires whose training programme will include spending time in the UK at our new Datalab Academy (see graphic on page 12).

StreamShield Networks

StreamShield has achieved a number of key milestones during the year and is now embarked upon commercialising its offering. The StreamShield clean internet solution, which comprises the CSG-3100 content security gateway, StreamShield Server software and StreamShield.Net threat update service, was completed during the year (see graphic on page 8). The solution offers wide-ranging threat protection capabilities, including anti-virus and web filtering with anti-spyware and anti-adware, within service providers' and carriers' high-speed networks. The solution is proving highly effective in its initial commercial deployments and trials. StreamShield has continued its strategy of formally protecting its intellectual property rights, filing seven patents to date covering the unique operation and design of the solution.

Our relationship with Cisco is developing well. The CSG-3100 has successfully completed interoperability testing with Cisco network infrastructure equipment and StreamShield has been formally accepted onto the Cisco Technology Developer Partner programme.

In addition, the StreamShield solution has been incorporated into Cisco's US Telecoms Solutions Laboratory.

During the year we released a version of the solution incorporating a broad range of features aimed at Managed Security Service Providers ("MSSPs"). Two MSSPs, intY and Email Systems, are using StreamShield's technology as part of their internet-based protection service aimed at business and education customers and we are in dialogue with several other organisations of this type.

PlusNet has successfully trialled the StreamShield solution and, at the end of the financial year, purchased equipment for a first phase network implementation to allow it to test market a range of protection and parental control services to its business and residential customers.

Most significantly, the StreamShield solution has been under evaluation at a large European carrier for several months and it is anticipated that this will transition to a network-based trial shortly. In addition, StreamShield has responded to a number of tenders for network-based protection services and is working on a range of such opportunities with large US and European-based carriers. As a result, it is expected that a number of other trials with carriers will commence in the coming months. Although the procurement cycles of major carriers are lengthy, the quantity and quality of opportunities in the sales pipeline and the universally positive feedback from potential customers is encouraging.

Over the last six months, the Board has been considering how to ensure that Detica capitalises on StreamShield's clear and continuing global technology leadership position. The Board has now concluded that, to accelerate its sales and marketing activities, StreamShield requires a further cash injection and has decided to explore raising external investment for the next stage of StreamShield's development.

Market and strategy

Market landscape

Over the past year, conditions in the IT services market have remained relatively stable, with clients increasingly willing to spend on projects with demonstrable investment returns. It now seems clear that the IT market in general has reached a state of maturity, with industry analysts'[1] projecting medium-term growth rates for project-based services to be around 4.5%, comparable to UK GDP, once the effects of inflation are removed.

However, this general picture masks significant market hot spots, where growth is substantially above the average. Within Government markets, for example, spending on IT services for defence is forecast[2] to grow by 9% in the current financial year.

[1]Source: Ovum "Market Trends Preview: Software and IT services in 2006 and beyond", 19 January 2006.
[2]Source: Ovum "UK public sector market size forecast," 1 November 2005.

£4.0m

Our investment last year in StreamShield Networks

There are also growth opportunities in key technology areas such as business intelligence and customer management which mainly influence our Commercial business. Forrester[3], for example, forecasts growth of 10% in the services component of the business intelligence sector for the current financial year.

Our own experience supports such forecasts for the markets in which we operate and we are seeing strong demand for our Information Intelligence proposition, coupled with tight supply of experienced staff in the recruitment market. The demand drivers for Information Intelligence solutions are, we believe, fundamental and are likely to remain for the foreseeable future.

Market risks

Under new EU reporting requirements, the Board is obliged to comment on the risk factors facing the business. The key high level risks to our business, and to our sector more generally, have not changed substantially over the last year and are as follows:

UK public sector spending
Some commentators have observed that public finances may tighten over the next 12 - 18 months and this could lead to a reduction in investment in public sector IT programmes. However, we believe our focus on Government priority areas such as National Security and law enforcement will provide mitigation against this risk.

Global economic climate
As with all technology businesses, Detica is exposed to any downturn in technology spending that may result from instability in the global economy caused, for example, by rising commodity prices or acts of terrorism. However, we believe once again that our focus on the National Security market provides mitigation against this risk.

Tightening recruitment market
The recent recovery in the UK consulting industry has led to a tightening in the market for recruits with key skills and has also reintroduced a degree of salary inflation, absent in recent years. We are addressing these risks to our business through a portfolio of measures, including, strengthening of our HR and recruitment function, improving non-salary related aspects of our people proposition such as career management and developing key skills quickly in our graduate joiners through our new Datalab Academy.

Pricing pressure
Lower cost market entrants from overseas continue to exert pressure on day rates across much of our sector. On the other hand, the projects that we undertake for clients are generally highly complex and require regular interaction between Detica teams and the business owners within client organisations. Such projects cannot easily be undertaken at a distance. This, together with the proportion of our revenues derived from our National Security client base, provides some level of mitigation against this risk. In addition, we have an arrangement with an Eastern European offshore IT services firm which allows us, where attractive to clients, to provide lower cost skills for those elements of our work which can be delivered in this way.

Information Intelligence

Our clients are under pressure from two opposing directions. The first of these is the pressure to deliver results, with shareholders and voters demanding ever increasing profitability, efficiency, accountability, service delivery and security. As examples, in Government, there is a drive for service efficiency and a need to consolidate and share services and data. In Telecoms, the key issue is a slowing of top-line growth, which is creating demand for improved customer intelligence to increase profitability.

Responding to such demands requires organisations to develop a detailed and holistic understanding of their operations, and of staff and customer behaviours. Such intelligence typically lies hidden in the huge volumes of data generated by businesses and Governments and most lack the capability to extract and exploit it.

The second area of pressure is that our clients face an environment of increasing complexity, as they work with exponentially increasing volumes of data. Simultaneously, this adds complexity to the delivery of basic operations but also creates opportunities to generate ever more powerful intelligence products.

Detica's Information Intelligence proposition enables clients to deliver results in this complex environment, helping them to aggregate and analyse data and generate intelligence from it to solve mission-critical problems and drive performance improvements. We believe the underlying performance and complexity drivers will become ever-more pressing for our clients in the foreseeable future and our strategy will continue to evolve to address the resulting challenges.

Our strategy

Our objective is to consolidate our position as the UK's leading Information Intelligence consultancy by exploiting the increasing market demand for intelligence services. Our strategy for achieving this is as follows:

Information Intelligence specialists
We differentiate our proposition from our competitors by concentrating on this specialist segment of the market and building a market-leading position.

Consulting-led
We focus on solving our clients' business challenges, rather than selling them a technology capability. This enables us to engage with clients at a senior level, gain early visibility and understanding of their business issues and deliver the best value, end-to-end solution.

Focused on vertical market sectors
Successful consulting projects require strong domain knowledge and to ensure this, we currently focus on just four vertical market sectors.

[3]Source: Forrester "Business Intelligence Driven by Compliance, Standardisation and Performance Initiatives", April 2005.


Customer management
Vision & leadership
Business case
Operational effectiveness
Organisation development
Change management
Strategy
People
Operations

Strategy
Strategy is about helping our clients set a clear direction for their intelligence activities, for example in areas such as customer insight and marketing.

People
People focuses on ensuring that the right organisation design and capability are in place, as well as managing the adoption of any changes.

Operations
Operations includes business analysis and is about defining clear benefits, improving operational effectiveness and monitoring the benefits realised.

About Business Consulting

This year we established a dedicated business consulting practice to respond to increasing client demand. The new practice brings together existing capability in areas such as process design and business case preparation with new skills in strategy and change management, gained partly from our acquisition of Extraprise at the beginning of the year.

The business consulting practice operates across our four business units and focuses on three major disciplines; Strategy, Operations and People, illustrated in the diagram on the left.

Business Consulting is enabling us to extend our relationships to new operational functions in our current client base and to open strategic-level relationships with new clients. In addition, helping clients with initial programme scoping and strategy activities places us in a strong position to win downstream business consulting and technology work.

About Datalab Academy

Our focus on the Information Intelligence market drives an ongoing need for high quality people with specialist skills in disciplines associated with the management and analysis of complex data. To ensure we are able to maintain industry-leading expertise in this area, this year we created Datalab Academy.

Datalab Academy works alongside our Datalab analytics centre and is dedicated to training graduate joiners in topics such as data integration, data warehousing theory, data analytics and Business Intelligence. Academy students are put through a combination of formal training, self-study and project-based training alongside experienced practitioners in a three month programme before commencing client work.


Data integration
Data warehousing
Data quality
Data analytics and Business Intelligence

Data integration
Aggregating multiple, diverse sources of data to form a single, consistent data set.

Data warehousing
Creating a large, flexible, time-based store of historic data which provides an efficient platform for higher-level analytics and intelligence applications.

Data quality
Applying advanced techniques to measure and improve levels of data quality and overcoming poor data quality issues when running intelligence applications.

Data analytics and Business Intelligence
Applying advanced techniques to analyse data and deliver intelligence for improved business decision-making.

937

We ended the financial year with 937 staff

Flexible, high-quality people
We recruit exceptionally capable people with strong technical skills and an aptitude for problem solving. This ensures that our people are able to move freely between diverse projects, developing new skills, delivering high quality services and minimising un-utilised time.

Supported by unique Intellectual Property ("IP")
We invest in developing our own unique IP, enabling us to further differentiate our services from other consultancies. As an example, our NetReveal fraud detection solution enabled us to win a major fraud detection project for the UK retail insurance industry this year against competition from bigger, well-established competitors.

Strong organic growth
Our primary focus is on growing our business organically, and then complementing this with selective acquisitions. Strong organic growth helps provide exciting career paths for our people and helps ensure that our culture develops healthily. Nonetheless, our track record of strong growth and financial performance makes Detica an attractive home for other like-minded businesses and we continue to seek appropriate candidates to acquire.

Having established ourselves as the pre-eminent Information Intelligence player in the UK, our attention is now turning to the other accessible, large and developed market for consultancy-led IT services – the US. Our strategy is to exploit the US National Security and Government markets as a first step before replicating the other elements of our UK business portfolio in due course.

People

We invested significantly during the year in developing our people proposition, improving areas such as project allocation, staff communications and our equity incentives programme. As a result, we achieved a substantial improvement in staff retention, with staff turnover falling to 14% (2005: 23%), below our long-run average of 15%. This is a particularly pleasing result, given the ongoing strength of the recruitment market and the valuable skills and capabilities of our people.

We have also strengthened our HR team with the recruitment of Steve Bright as Group HR Director and the addition of experienced new HR team members to focus on areas such as senior recruitment, learning and development and remuneration. The new team will focus on improving our people proposition still further, such that we can continue to attract and retain the talent we need to sustain rapid organic and acquisitive growth in the future.

The average number of staff employed by the Group increased by 39% to 751 (2005: 541). We completed the year with 937 staff which has increased to over 975 at the time of writing. The recruitment pipeline remains strong and we continue to select only the most able candidates to join the business.

The future

We are delighted with the performance of the Group over the past year.

The organic growth of our UK business was very strong and was supplemented by the successful integration of our three acquisitions. Whilst National Security and TMT stand out as exceptional growth sectors, Public Sector and Financial Services have also both delivered healthy levels of growth. We continue to invest in IP to differentiate our offering to clients with notable success last year with our NetReveal fraud detection offering.

It was against this strong core business performance that Detica continued its investment in StreamShield last year. Although the procurement cycles of major carriers are lengthy, the sales pipeline is growing steadily and the market feedback received is universally positive. This, coupled with its clear and continuing technology leadership, means that the Board remains confident of StreamShield's ultimate success. The Board has now concluded that, to accelerate its sales and marketing activities, StreamShield requires a further cash injection and has decided to explore raising external investment for the next stage of StreamShield's development.

Our US business made good progress, having achieved regulatory approval to contract directly with the US Government and winning its first four contracts. Although the business delivered only modest revenues and was, as expected, loss making, the Board remains convinced that the US holds great promise for the future and the business enters the new financial year with good momentum.

Having now successfully acquired and integrated four businesses, and as we exploit the synergies which flow from these deals, we now regard this as an effective way of accelerating our growth. As a result, the Board continues to seek high quality businesses, both in the UK and the US, to join the Group.

The outlook for the Group is positive and we expect to perform well in the coming year.

Tom Black
Chief Executive
2 June 2006

31%
Compound annual growth in revenue over last five years



Financial review

Mandy Gradden
Finance Director

Detica has achieved another year of excellent growth with revenue up 45% to £101.5 million (2005: £70.2 million). On an organic basis (before accounting for our three acquisitions), revenue grew by 38% to £96.7 million (2005: £70.2 million).

Adjusted* Group profit before tax rose by 30% to £11.8 million (2005: £9.0 million) or by 38% to £16.8 million (2005: £12.2 million) before accounting for start-up losses of £4.0 million (2005: £2.7 million) in StreamShield and £1.0 million (2005: £0.5 million) in establishing our US operations. Profit before tax on an unadjusted basis was £11.4 million (2005: £8.8 million).

Diluted adjusted* earnings per share increased substantially by 54% to 43.3 pence (2005: 28.1 pence) although 5.0 pence was attributable to the prior year impact of our claim for R&D tax credits. Growth was 36% after adjusting for this prior year tax effect. Diluted earnings per share on an unadjusted basis were 42.7 pence (2005: 28.1 pence).

Revenue

The Group's revenue for the year was derived mainly from the UK core business although both of StreamShield and Detica Inc started to generate revenues and delivered £0.1 million in each case. Notwithstanding this modest result from Detica Inc, we are pleased to report that Group revenues from US-based National Security clients grew by 27% to £6.0 million (2005: £4.7 million).

Turning to vertical market split, revenue in the UK Government business units grew strongly at 50% (49% organic) while the UK Commercial business units' growth was 34% (17% organic). Further commentary is given in the Business Review above. The revenues by primary and geographical segment and by vertical market were as set out below.

Fees earned by Detica staff represented 83% of our revenues (2005: 86%). The balance of our revenues is derived from the use of specialist subcontractors, the sale of our specialist communications products and the resale of software and hardware purchased for client assignments. Over the last two years we have built our capacity in

	2006 £'m	2005 £'m	Total growth	Organic growth
National Security	57.5	38.1	51%	50%
Public Sector	10.9	7.7	42%	42%
Total Government	68.5	45.7	50%	49%
Financial Services	14.5	9.8	48%	13%
TMT	15.9	7.6	110%	110%
Corporate Accounts	2.5	7.1	(65%)	(78%)
Total Commercial	32.8	24.5	34%	17%
IT services and solutions – UK	101.3	70.2	44%	38%
IT services and solutions – US	0.1	–	–	–
IT services and solutions – total	101.4	70.2	44%	38%
Internet content security	0.1	–	–	–
Group revenues	101.5	70.2	45%	38%

*Adjusted profit before tax, earnings per share, operating margin and tax are stated before deducting the amortisation of acquired intangibles of £141,000 (2005: £nil) and, following the reclaim of previously unrecognised acquired tax losses of £224,000 (2005: £258,000), the charge for the impairment of Rubus goodwill. The Directors consider that these measures better reflect the ongoing performance of the business.

"Adjusted* Group profit before tax rose by 30% to £11.8 million or by 38% to £16.8 million before accounting for start-up losses of £4.0 million in StreamShield and £1.0 million in establishing our US operations."

the project management and system development subcontract market to allow us to manage demand peaks and short-term skills shortages. Revenues in this area have almost doubled to £10.7 million (2005: £5.5 million).

Despite average day rates that remained consistent with last year, revenue per head increased by 5% to £142,000 on the back of strengthening utilisation as well as the growth in revenues from subcontractors.

The proportion of revenues derived from fixed-price contracts increased from 31% last year to 37% this year. Our strong project and risk management processes mean that we are comfortable with a mix of either fixed-price or time-and-materials assignments.

The mix of project work has remained relatively constant with last year. Consultancy projects increased by 2% to 56% of revenues in line with our focus on business consulting assignments, National Security Products revenues were up 1% to 14% of revenues and system integration reduced from 30% of revenues to 27%. The balance of our revenue was derived from post-implementation support of systems delivered as part of system integration assignments.

Profits

The table below highlights the effect of the net investments in StreamShield Networks ("SSN") and Detica Inc on adjusted* profits last financial year.

Adjusted* Group operating margin declined by 1.0% to 10.9% impacted mainly by the growth in US and StreamShield losses which exceeded the 40% growth in Core UK profits.

In the UK, the decline in adjusted* operating margin is attributable to the acquisition of Evolution (0.1%) and the impact of a normal level of ongoing charge for share-based payments (2006: £0.9 million, 2005: £0.5 million). On a like-for-like basis, under UK GAAP, the UK operating margin remained constant year-on-year at 16.7% (2005: 16.7%).

Half-year performance

The Group's half-year performance showed typical seasonality with the second half stronger than the first. Adjusting for acquisitions, 44% of revenue was generated in the first half (2005: 46%) and 56% in the second half (2005: 54%). On an organic basis second half revenue grew 43% year-on-year and 27% over the first half of the year.

	Core UK £'m	US £'m	SSN £'m	2006 Group £'m	Core UK £'m	US £'m	SSN £'m	2005 Group £'m
Revenue	101.3	0.1	0.1	101.5	70.2	–	–	70.2
Costs	85.2	1.1	4.1	90.4	58.7	0.5	2.7	61.9
Adjusted* operating profit	16.1	(1.0)	(4.0)	11.1	11.5	(0.5)	(2.7)	8.3
Adjusted* profit before tax	16.8	(1.0)	(4.0)	11.8	12.2	(0.5)	(2.7)	9.0
Adjusted* operating margin	15.9%	–	–	10.9%	16.4%	–	–	11.9%

38.3p

Adjusted diluted EPS grew by 36%

Adjusted* operating margin in the core UK business followed a similar trend to revenues with the H1:H2 performance being 14.8%:16.8% as a result of traditionally stronger utilisation in the second half reflecting the predominantly first half holiday season.

Taxation

Tax charge in the income statement

The adjusted* Group tax charge of £2.1 million (2005: £2.9 million) resulted in an effective tax rate for the year of 18.0% (2005: 32.5%) and benefited from our claim for research and development tax credits for the four years ending 31 March 2006. Ignoring the credit for the previous three years (£1.1 million) the Group's effective tax rate would have been 27.5%.

Tax credit taken directly to equity

Following the Group's adoption of IFRS on 1 April 2004, material tax credits are taken through equity much of which would, under UK GAAP, have previously been recognised as a reduction in the Group tax charge.

These relate to share-based payments and amount to £1.3 million (2005: £0.4 million). This amount incorporates not only the tax deduction available against the profit made by employees on the exercise of share incentives but also the change in the intrinsic value of unexercised share incentives based on the Company's share price at each balance sheet date.

Unrecognised deferred tax assets

There continues to be uncertainty as to the timescale of the utilisation of the remaining acquired Rubus carried forward losses of £11.2 million and the accumulated unutilised US trading losses of £1.6 million. The Group has therefore not recognised the potential deferred tax asset of £3.9 million associated with these losses.

Earnings per share

Adjusted* diluted earnings per share increased substantially by 54% to 43.3 pence (2005: 28.1 pence) although 5.0 pence was attributable to the prior year impact of our claim for R&D tax credits. Growth was 36% after adjusting for this prior year tax effect.

The impact of the Group's net investment in Detica Inc and StreamShield is illustrated in the table below.

Other factors affecting adjusted* diluted EPS this year include an additional 384,000 shares previously held by the Employee Trust being taken into the calculation as employees exercise options.

	2006 pence	2005 pence	Growth
Adjusted* diluted earnings per share			
UK	**60.9**	38.2	59%
US	**(4.6)**	(2.2)	
SSN	**(13.0)**	(7.9)	
Group	**43.3**	28.1	54%
Adjusted* diluted earnings per share excluding prior year R&D tax credit			
UK	**55.9**	38.2	46%
US	**(4.6)**	(2.2)	
SSN	**(13.0)**	(7.9)	
Group	**38.3**	28.1	36%

Dividends

The Board is recommending a final dividend of 5.5 pence per share making a total for the year of 8.0 pence (2005: 6.3 pence), up 27% on the prior year. This represents dividend cover of 4.7 times (2005: 4.5 times) based on adjusted* diluted EPS excluding the impact of the prior year R&D tax credit.

Cash and treasury

The Group has continued to generate good cash flow with high cash conversion ratios maintained.
At the operating level, the cash inflow for the year (before tax paid) of £11.6 million represents 105% of adjusted* operating profit (2005: 102%). After accounting for net cash outflows of £8.5 million associated with the Group's three acquisitions, cash ended the year at £16.6 million (2005: £21.5 million).

Capital expenditure increased by 36% to £5.3 million (2005: £3.9 million) reflecting both the underlying growth of the business and the cost of fitting out our new London office which opened in May 2005.

The Group's policy is to fund its operations through the use of retained earnings, equity and bank debt, although its short-term borrowing facilities are currently undrawn. Further details on Group treasury policies including those relating to credit risk, foreign currency risk and liquidity risk are given in note 20, Financial instruments.

International Financial Reporting Standards ("IFRS")

The Group is required to report its results in accordance with IFRS from 1 April 2005 and these are the first set of full year Financial Statements prepared on this basis. Note 25 gives details of the main IFRS differences that affect Detica's transition year to 31 March 2005.

In quoting "adjusted" profits, margins and tax figures in the Business Review and this Financial Review, the Group has made two adjustments to the figures presented on the face of the Income Statement because the Directors consider that it better reflects the ongoing performance of the Group. These relate to:

- the amortisation of acquired intangibles of £141,000 (2005: £nil) under IFRS 3 "Business Combinations"; and

- following the reclaim of previously unrecognised acquired tax losses of £224,000 (2005: £258,000), the resultant charge within operating expenses for the impairment of Rubus goodwill required by IAS 12 " Income Taxes".

Mandy Gradden
Finance Director
2 June 2006

Directors' biographies



Chris Conway (Age 61)
Non-Executive Chairman

Chris joined Detica as an independent Non-Executive Director in November 2000 and was appointed Non-Executive Chairman of Detica in April 2001. He has extensive experience in the IT sector and worked for IBM from 1966 to 1993, rising through roles in programming, sales, marketing and operations to become a member of the IBM UK board. He moved in 1993 to Digital Equipment Co. where he became Chairman and Chief Executive of Digital UK and Eire. Chris became Vice President of Compaq's Enterprise Computing Group responsible for the EMEA area following Compaq's acquisition of Digital in 1998. He left Compaq in November 1999 and is now a Non-Executive Director of Brammer plc, Dicom plc and Synetrix Limited. As Chairman of Detica, Chris is responsible for the running of the Board and is also Chairman of the Group's Remuneration and Nomination Committees and a member of the Audit Committee.



Tom Black (Age 46)
Chief Executive

Tom joined Detica in 1984 as a fee-earning consultant working on a broad range of client assignments and subsequently holding a series of senior management positions, including Business Unit Director, Marketing Director and Commercial Director before his appointment as Managing Director in 1995. He led Detica's move into Commercial markets in the 1990s and headed the management buyout in 1997, soon after which he became Chief Executive. Tom led the Group's flotation on the London Stock Exchange in April 2002. Tom is also a member of the Boards of Detica Inc and StreamShield Networks Limited.



Chris Banks (Age 56)
Non-Executive Director

Chris joined the Board in October 2000 as an independent Non-Executive Director. He has had extensive experience in the IT industry since 1978, when he joined The BIS Group, where he was Group Finance Director from 1985 to 1991. Chris was Finance Director at CMG from 1992 to June 2000 and remained a Non-Executive Director of CMG until December 2002. He is also Non-Executive Director and Chairman of the Audit Committee of The Innovation Group plc and Bespak plc as well as being a trustee of The Barbara Ward Children's Foundation. He qualified as a Chartered Accountant in 1973 and is a member of the Association of Corporate Treasurers. At Detica, Chris is the Senior Independent Director, Chairman of the Audit Committee and a member of the Remuneration and Nomination Committees.



Mandy Gradden (Age 38)
Finance Director

Mandy joined Detica in June 2003 and was appointed to the Board in July 2003. She is responsible for both financial and commercial management. She qualified as a chartered accountant at Price Waterhouse in 1992 and joined Dalgety plc, the agricultural and food production company, as Group Financial Controller in 1997. In 2000, Mandy joined Telewest Communications plc as Director of Corporate Development, where an important part of her role was the management of Telewest's portfolio of investments in smaller high-technology businesses. Mandy is also a member of the Board of Detica UK.



Mark Mayhew (Age 46)
Non-Executive Director

Mark joined the Board in May 2003 as an independent Non-Executive Director. He was previously CEO of CIMS, the specialist marketing subsidiary of Cendant Corporation. He has a strong background in both customer management and the Financial Services sector. Prior to his appointment at CIMS in March 2002, Mark was UK Country Head of Morgan Stanley's Consumer Banking Group. Previously he was at NatWest for 14 years where he held a variety of roles including Director, Retail Marketing and most recently Chief Operating Officer for NatWest Card Services. Mark is CEO of Pipplus Limited and also sits on the Advisory Board of a corporate social responsibility practice, Cause and Effect Marketing. Mark is a member of Detica's Remuneration, Audit and Nomination Committees.

Other senior executives' biographies



Colin Evans (Age 38)
Managing Director,
Detica UK

Colin joined Detica in 1993 and has been part of the executive management team since 1997. Appointed Managing Director of Detica UK in February 2005, he is responsible for the Group's core business in the UK. Colin has a strong background in large scale information management programmes, and ran the Company's National Security business prior to his previous appointment as Chief Operating Officer in 2002. Colin is a member of the Board of Detica UK.



Simon Gawne (Age 39)
Managing Director,
StreamShield Networks

Simon joined Detica in May 2003 and carried out the feasibility work that lead to the creation of StreamShield of which he subsequently became Managing Director. Prior to this, Simon was co-founder and Commercial Vice President of Red-M, a VC-backed wireless communications company that achieved an early lead in the emerging Bluetooth market. Before Red-M, Simon held a number of executive management positions at Madge Networks, a leading enterprise networking company, latterly as Vice President of Worldwide Marketing and Business Development. Simon is a member of the Board of StreamShield Networks Limited.



Dean Bakeris (Age 41)
Managing Director,
Detica Inc

Dean joined Detica in May 2005 as Managing Director of its US operations. He brings over 15 years of operations, business and strategy development and programme and engineering management experience within Fortune 100 companies. Previously, Dean worked for AlliedSignal, Honeywell and, L-3 Communications. Most recently he held a senior position within Raytheon's Intelligence and Information Systems division creating new strategies and technology solutions for customers. Dean is a member of the Board of Detica Inc.



John Woollhead (Age 45)
Company Secretary

John joined Detica in January 2005 and is responsible for the full range of company secretarial duties within the Group. John qualified as a Chartered Secretary in 1987 and was appointed Company Secretary of Eve Group plc later that year. More recently John acted as Company Secretary to Peterhouse Group plc. John is Secretary to the Board, the Audit, Remuneration and Nomination Committees and to the Board of StreamShield Networks Limited.

Directors' report

The Directors present their report and the audited Group financial statements for the year ended 31 March 2006.

Business Review
The Group's principal activity is the provision of information technology services and solutions. The Business Review and Financial Review on pages 4 to 17 of this report includes the Directors' view on the development of the business and its position at the end of the financial year, with reference to performance indicators used by the Directors to monitor the business. The Group's financial risk management objectives and policies are discussed in the cash and treasury section of the financial review on page 17 and note 20 to the accounts.

The financial results of the Group are shown in the Consolidated income statement on page 38 and the accompanying notes.

Dividends
The Directors propose a final dividend of 5.5 pence per ordinary share which, together with the interim dividend of 2.5 pence per ordinary share paid on 10 January 2006, makes a total dividend of 8.0 pence per ordinary share for the year, an increase of 27% over the prior year. The final dividend will, if approved by shareholders at the Annual General Meeting ("AGM"), be paid on 28 July 2006 to shareholders on the register at 30 June 2006, with an ex-dividend date of 28 June 2006.

Share capital
Details of the authorised and called-up share capital of the Company are set out in note 17 to the Group financial statements. It is proposed at the forthcoming AGM that a bonus issue be made so that shareholders will receive an additional four shares for each one currently held. Full details are given in the circular to shareholders dated 2 June 2006.

Directors and their interests
The Directors in office during the year were Chris Conway, Chris Banks, Tom Black, Mandy Gradden and Mark Mayhew. Chris Banks and Mark Mayhew retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election. The biographies of both Directors are set out on page 18.

Directors' interests in shares and share options in the Company are detailed in the Directors' remuneration report.

The Group has indemnified the Directors of the Company against liability in respect of proceedings brought by third parties, subject to the conditions set out in the Companies Act 1985. Such qualifying third party indemnity provision was in force during the year and continues to be in force as at the date of this report. The Group has purchased Directors and Officers' liability insurance with an indemnity limit of £20 million in order to minimise the potential impact of such proceedings.

Principal shareholders
The Company is aware of the following shareholders being interested in 3% or more of the Company's issued ordinary share capital as at 2 June 2006.

	Ordinary shares of 2 pence	% of issued share capital
New Smith Capital Partners	1,727,001	7.7
Scottish Widows Investment Partnership	1,720,450	7.7
Threadneedle Asset Management	1,545,000	6.9
Tom Black	1,242,836	5.6
Standard Life Investments	1,238,552	5.5
Merrill Lynch Investment Managers	1,127,329	5.0
F&C Asset Management	974,727	4.4
Herald Investment Trust	845,000	3.8

Employee benefit trust
The Detica Group Employee Trust is a discretionary trust established in 1998 for the benefit of staff in the Group. It has a professional independent trustee, Close Trustees Jersey Limited. The Trust is financed by loans from the Group and costs of administration are charged to the profit and loss account as incurred. All rights to dividends have been waived by the Trust. The Trust has purchased the Company's shares for use in connection with the Group's employee share schemes. The Remuneration Committee makes recommendations to the Board, which then makes recommendations to the Trust regarding the grant of equity incentives and LTIPs to members of staff.

In accordance with best practice, the Trust has been requested to abstain from voting at any general meeting.

Research and development ("R&D")
Most R&D undertaken by the Group is funded by clients and therefore does not qualify for separate disclosure as R&D within these financial statements. The notable exception in 2006 was StreamShield Networks where the Group spent £2.6 million (2005: £1.9 million) on the development of the CSG product. This expenditure, together with that incurred within the Company's Technology Innovation Group is set out in note 3 to the accounts.

Creditors' payment policy and practice
It is the Company's policy that payments to suppliers are made in accordance with those terms and conditions agreed between the Group and its suppliers, providing all trading terms and conditions have been complied with.

At 31 March 2006, the Group had 28 days' purchases outstanding in trade creditors (2005: 31 days).

Corporate Responsibility
Detica recognises that it is part of a wider community of employees, shareholders, customers, suppliers and others, and acknowledges that Group companies have a responsibility to act in a way that respects the environment.

Detica's objective is to minimise the impact of the Company's operations on the environment and as far as is reasonably practical, to protect and conserve the local and wider environment from any adverse impacts caused by operations.

Through its Corporate Responsibility policy Detica aims to:

- Meet all relevant legislative requirements on environmental issues;
- Promote environmental awareness among staff and seek their active participation in minimising the environmental impact of the Group's operations;
- Seek to conserve energy and natural resources by minimising waste, recycling where possible and by maximising our use of renewable resources;
- Consider the life-cycle environmental effects of investment in premises and equipment;
- Ensure it is proactive and fair in its support of charitable causes;
- Adopt the highest standards of business ethics in all our dealings; and
- Ensure all contractors follow its practices whilst working on site and respond promptly and efficiently to adverse occurrences.

A recycling system was introduced during the year, through which the Group recycle items such as paper, aluminium, plastics, computer equipment and fluorescent tubes. 70% of the Group's stationery products are either environmentally benign or have environmental advantages. Additionally, all paper is 100% recyclable. In addition, Detica is investigating the feasibility of establishing a Resource Efficiency Club on the Surrey Research Park in order to ascertain, in conjunction with other businesses, methods by which waste and emissions can be reduced and to create a plan for environmental improvements.

Following advice from the Carbon Trust, Detica has increased the focus on methods by which CO_2 emissions produced as a result of the Company's operations are reduced. A number of initiatives were introduced in order to improve energy efficiency including a change of electricity supplier to one which generates 10% of its power through CO_2-free generating technologies such as hydro-electricity.

Health and safety
The Group strives to provide and maintain a safe environment for all employees, customers and visitors to its premises and to comply with relevant health and safety legislation. In addition, the Group aims to protect the health of employees with suitable, specific work-based strategies, seeking to minimise the risk of injury from Group activity and ensuring that systems are in place to address health and safety matters. The Group also encourages the involvement of employees and aims for continual improvement in health and safety matters through a formal structure with a reporting and review process. Compliance with Group policy is monitored centrally and an annual health and safety report is produced for the Board.

During the year, the health and safety manager reviewed and updated the policies and procedures relating to health and safety. The five-year health and safety plan remains on target and has been updated to reflect the additional priorities. Health and safety audits and risk assessments have been carried out and additional actions and controls have been implemented and training conducted to ensure that employees can carry out their functions in a safe and effective manner.

The Health and Safety Committee, which includes employee representatives from all areas of the business, met five times during the year in order to monitor and manage the implementation of agreed health and safety policy.

Employee involvement
Regular and open communications form the backbone of the Group's relationship with members of staff. These range from meetings with career counsellors, personal development, regular business unit and departmental meetings to the Detica Forum, an annual cross company meeting of all staff which was last held in London in June 2005. The Detica Forum included plenary presentations from all the senior leaders of the business and then breakout sessions focused on different aspects of the business.

Staff issues always remain high on the agenda as the Group strives to excel as an employer of choice with exciting and interesting career development opportunities for all staff. Staff surveys have long been part of the culture at Detica and in the summer of 2005 an employee engagement survey showed Detica scoring well in all categories. Through working groups staff were involved in the design of new HR policies and practices. The objective of these new policies is to increase employee engagement and minimise staff turnover.

The policy of providing staff with information about the Group has continued through the Group's intranet and through a staff newsletter, in which staff have also been encouraged to present their suggestions and views. A formal staff consultation committee has also been established to enhance the flow of information and ideas between all staff and the management team.

Training programmes for staff continue to focus on technical, consulting and people skills to meet the needs of a more complex high growth business. A comprehensive one week induction programme is run for all new joiners, no matter what their experience level, focused on how the business operates, Detica's culture and values and key business processes. For new graduates a further programme is arranged as an introduction to consulting. During the year a tailored development programme to equip selected staff with specialised data analytics skills was introduced.

Staff are able to participate directly in the success of Detica through participation in the annual bonus and Employee share option schemes.

Disabled employees
The Group gives full consideration to applications for employment from disabled persons where the requirements of the job can be adequately fulfilled by a handicapped or disabled person. Where existing employees become disabled, it is the Group's policy wherever practicable to provide continuing employment under normal terms and conditions and to provide training and career development and promotion to disabled employees wherever appropriate.

Charitable donations
Detica supports charity both through donations and through staff undertaking voluntary work in the community. The Group Give-As-You-Earn scheme has been operational for a number of years and enables members of staff to give money either to nominated charities or to a charity of their own choice. Furthermore, staff supported the Niger appeal last year with the Company matching donations made by staff.

Marie Curie Cancer Care was chosen as Detica's charity of the year for 2006. Employees have been active in raising funds and supporting the efforts of Marie Curie Cancer Care to help with Nursing, Hospices and Research.

Detica also donates money to a small number of other charities, notably the Prince's Trust Technology Leadership Group and Surrey Young Enterprise scheme.

Detica provides business mentors for sixth form students participating in the Surrey Young Enterprise scheme and recently, has been working with a voluntary work organisation called Surrey Cares. This organisation coordinates teams of people to tackle local projects such as renovating community centres or building infrastructure for animal sanctuaries.

Detica also sponsors "York in Schools" an award-winning voluntary organisation based at the University of York which encourages university students to volunteer in local schools and Detica provides mentoring and language support. Last calendar year, Detica helped place over 500 students in local schools.

The total amount of charitable donations made by the Group during the year ended 31 March 2006 was £44,000 (2005: £35,000).

There were no political donations.

Auditors
Ernst & Young LLP have expressed their willingness to continue in office. Accordingly, a resolution to reappoint Ernst & Young LLP as the Group's auditors and authorising the Directors to fix their remuneration will be put to the forthcoming Annual General Meeting.

Annual General Meeting
The Notice of the AGM to be held on 20 July 2006 (together with explanatory notes) is set out on pages 76 to 79 of this report. A summary of the resolutions is given below:

- To receive the report and accounts for the year ended 31 March 2006;
- To consider the Directors' remuneration report;
- To re-elect Chris Banks and Mark Mayhew as Non-Executive Directors;
- To declare a final dividend of 5.5 pence;
- To reappoint Ernst & Young LLP as auditors;
- To approve an increase in the authorised share capital of the Company;
- To approve a bonus issue of four shares for every one share currently held;
- To authorise the Directors to allot securities; and
- To authorise the Directors to allot securities for cash other than on a pro-rata basis to shareholders.

Full details regarding the above resolutions are given in the notes to the AGM agenda on pages 77 to 79 and, in respect of the proposed bonus issue, in the circular to shareholders dated 2 June 2006.

Full details of the electronic AGM voting system are given in the notes to the AGM on pages 77 to 79.

The proxy votes for and against each resolution, including abstentions will be counted before the AGM and the results will be made available at the meeting after the shareholders have voted on a show of hands.

Directors' statement as to disclosure of information to auditors
The Directors who were members of the Board at the time of approving the Directors' report are listed on page 20. Having made enquiries of fellow Directors and of the Company's auditors, each Director confirms that:

- to the best of each Directors knowledge and belief, there is no information relevant to the preparation of their report of which the Company's auditors were unaware; and
- each Director has taken all the steps a Director might reasonably be expected to have taken to be aware of all relevant audit information and to establish that the Company's auditors are aware of that information.

Authorisation of financial statements
The financial statements of Detica Group plc for the year ended 31 March 2006 were authorised for issue by the Board of Directors on 2 June 2006 and the balance sheets were signed on behalf of the Board by Tom Black and Mandy Gradden. Detica Group plc is a public limited company incorporated and domiciled in England and Wales. The Company's ordinary shares are traded on the London Stock Exchange.

By order of the Board:

J Woollhead

John Woollhead
Company Secretary
2 June 2006

Corporate governance

Detica is committed to and is accountable to shareholders for high standards of corporate governance. In respect of the year ending 31 March 2006, Detica has been in full compliance with the provisions of section 1 of the 2003 Combined Code on corporate governance.

This statement describes how principles of corporate governance are applied to the Group.

The Board
The Board comprises two Executive and three Non-Executive Directors whose Board and Committee responsibilities are set out in the table below:

		Board	Audit	Remuneration	Nomination
Chris Conway	Non-Executive Chairman	Chairman	Member	Chairman	Chairman
Chris Banks	Non-Executive Director and Senior Independent Director	Member	Chairman	Member	Member
Tom Black	Chief Executive	Member	–	–	–
Mandy Gradden	Finance Director	Member	–	–	–
Mark Mayhew	Non-Executive Director	Member	Member	Member	Member

The Non-Executive Chairman, Chris Conway, is responsible for the running of the Board. The Chairman encourages the Board to act as a single unit by obtaining consensus at Board meetings. In exceptional circumstances decisions would be taken by majority.

Executive responsibility for the running of the Group's business rests with the two Executive Directors, Tom Black and Mandy Gradden, who are supported in this by the subsidiary boards of Detica UK, StreamShield Networks Limited and Detica Inc.

The Board normally meets on a monthly basis. During the year, the Board met on 11 scheduled occasions; further meetings and conference calls are held as and when necessary. In addition, two two-day strategy meetings took place, which were also attended by other senior executives of the Group. The attendance of individual Directors at the scheduled Board meetings is shown in the table below:

	Scheduled Board meetings attended	Strategy meetings attended	Ad hoc and conference call meetings attended
Chris Conway	11/11	2/2	4/4
Chris Banks	10/11	2/2	4/4
Tom Black	11/11	2/2	4/4
Mandy Gradden	11/11	2/2	4/4
Mark Mayhew	11/11	2/2	4/4

During the year the Chairman met with the Non-Executive Directors, without the executives present, on several occasions.

After careful review, the Board has again concluded that Chris Conway (notwithstanding his role as Non-Executive Chairman) was independent throughout the year. In coming to this view, the Board considered strength of character and independence of judgement and opinion. Chris Conway will continue to chair the Remuneration and Nomination Committees and remain a member of the Audit Committee. In addition, and again after careful review, the Board concluded that Chris Banks and Mark Mayhew were independent throughout the year. In coming to these assessments in respect of the three Non-Executive Directors, the Board considered the character of the individuals concerned and the fact that none of them:

- has ever been an employee of the Group;
- has ever had a material business relationship with the Group;
- receives any remuneration other than their fees;
- has close family ties with advisors, other Directors or senior management of the Group;
- has significant links with other Directors through involvement with other companies;
- represents a significant shareholder; or
- has served on the Detica Board for more than nine years.

During the year Pipplus Limited, a company of which Mark Mayhew is a director, retained Detica to undertake IT consultancy work. The value of the contract was £30,000. The Board was made fully aware of the relationship prior to its commencement and concluded that it did not constitute a conflict of interest or impact the independence of Mark Mayhew.

The Board is responsible to shareholders for the proper management of the Group and for its system of corporate governance. It receives information on (at least) a monthly basis to enable it to review trading performance, forecasts and strategy and it has a schedule of matters specifically reserved for its decision. The most significant of these are:

- changes to the structure, size and composition of the Board;
- consideration of the independence of Non-Executive Directors;
- review of management structure and senior management responsibilities;
- with the assistance of the Remuneration Committee, approval of remuneration policies across the Group;
- approval of strategic plans, profit plans and budgets and any material changes to them;
- oversight of the Group's operations ensuring competent and prudent management, sound planning, an adequate system of internal control and the management of adequate accounting and other records;
- final approval of annual and interim accounts and accounting policies;
- approval of the dividend policy;
- approval of the acquisition or disposal of subsidiaries and major investments and capital projects;
- delegation of the Board's powers and authorities, including the division of responsibilities between the Chairman, the Chief Executive and other Executive Directors; and
- receiving reports on the views of the Company's shareholders.

Operational management of the Group is delegated to the three subsidiary boards of Detica UK, StreamShield Networks Limited and Detica Inc.

Procedures exist to allow the Directors to seek independent legal and professional advice in respect of their duties at the Company's expense where the circumstances are appropriate. All Directors have access to the Company Secretary for advice.

All Directors are required to submit themselves for re-election at regular intervals and at least every three years.

Chris Banks and Mark Mayhew are submitting themselves for re-election at the forthcoming AGM. Their biographical details on page 18 document the range of skills and experience each brings to the Group. The Chairman has confirmed that following evaluation their performance continues to be effective and that each director continues to demonstrate commitment to the role.

The following formally constituted committees deal with specific aspects of the Group's affairs in accordance with their written terms of reference, which are reviewed annually. Full details of these terms of reference can be found at www.detica.com.

Audit Committee
The Audit Committee, which is chaired by Chris Banks (who has recent, relevant experience as the former Finance Director of CMG plc and as the current audit committee chairman of two other listed companies), comprises the Non-Executive Directors and meets three times a year. The Chief Executive, Finance Director and external auditors attend these meetings as required by the Committee.

The purpose of the Committee is to assist the Board in the discharge of its responsibilities for financial reporting and corporate control and to provide a forum for reporting by the external auditors. The responsibilities of the Committee include:

- to monitor the integrity of the financial statements and review significant financial reporting judgements contained in them;
- to review the Company's internal control and risk management systems;
- to make recommendations to the Board in relation to the appointment of the external auditor and to approve the remuneration and terms of engagement of the external auditor;
- to review and monitor the independence, objectivity and effectiveness of the external auditor;
- to develop and implement policy on the engagement of the external auditors to supply non-audit services;
- to monitor the Company's whistle-blowing procedures; and
- to review regularly the need for an internal audit function.

The attendance of individual Committee members at Audit Committee meetings is shown in the table below:

	Meetings attended
Chris Banks	3/3
Chris Conway	3/3
Mark Mayhew	3/3

In addition the Chief Executive, Finance Director and the external auditor attended each of the meetings.

During the year the Committee undertook the following activities at these meetings:

- reviewed the interim and annual results and reports including a review of matters raised by the external auditor and areas of judgement;
- reviewed the system of internal control in operation throughout the Group;
- reviewed and approved the Company's approach to implementing International Financial Reporting Standards;
- reviewed the requirement for an internal audit function and concluded that the current arrangements are adequate;
- reviewed the scope, effectiveness, independence and objectivity of the external auditor Ernst & Young LLP;
- reviewed and agreed the level of non-audit fees payable to the external auditor;
- considered and approved the accounting treatment of various taxation issues that arose during the year;
- reviewed the Company's compliance with the Combined Code on Corporate Governance;
- reviewed its own effectiveness and concluded that it had continued to operate as an effective Audit Committee;
- reviewed the whistle-blowing policy of the Group; and
- reviewed the treasury policies of the Group.

At the conclusion of each meeting of the Audit Committee the Non-Executive Directors met with Ernst & Young LLP without executives of the Company being present.

Remuneration Committee
The Remuneration Committee, which is chaired by Chris Conway and comprises the Non-Executive Directors, meets at least twice a year and additionally as required. It is responsible for reviewing remuneration arrangements for members of the Board and other senior employees of the Group and for providing general guidance on aspects of remuneration policy throughout the Group.

During the year the Committee met more often than would normally be the case due to the implementation of the revised performance related pay arrangements, a number of administrative matters arising and consideration of the issues detailed below.

The Committee made recommendations to the Board regarding:

- basic salary and other benefits of the Executive Directors and other senior executives of the Group;
- performance-related remuneration in respect of the Executive Directors and other senior executives of the Group;
- awards to be made under the LTIP and ESOS during the year and associated performance conditions;
- the achievement of performance conditions in respect of equity incentives that vested during the year;
- minor amendments to the rules of the Group LTIP, ESOS and AESOP to benefit administration and to reflect recent changes to legislation; and
- the new policy whereby Executive Directors and other senior executives are encouraged to hold Detica equity to a set percentage of salary over a period of time.

The attendance of individual Committee members at Remuneration Committee meetings, one of which was via conference call is shown in the table below:

	Meetings attended
Chris Conway	13/14
Chris Banks	13/14
Mark Mayhew	13/14

The Remuneration report is set out on pages 30 to 35.

Nomination Committee
The Nomination Committee is chaired by Chris Conway and comprises the Non-Executive Directors. The Committee is responsible for proposing candidates to the Board and subsidiary boards having regard to the balance and structure of the Board and the senior management team.

During the year and up to the date of this report, the Committee met and made recommendations to the Board regarding:

- the appointment of Non-Executive Directors of Detica Inc;
- the proposed re-election of Chris Banks and Mark Mayhew as Non-Executive Directors at the forthcoming Annual General Meeting; and
- the appointment of certain other senior managers in the Group.

The attendance of individual Committee members at Nomination Committee meetings during the year is shown in the table below:

	Meetings attended
Chris Conway	4/4
Chris Banks	4/4
Mark Mayhew	4/4

Performance reviews

A formal appraisal process for the Board and its committees was undertaken during the year. This was an internal process using detailed questionnaires completed by all relevant Directors and collated and summarised by the Company Secretary. The questionnaire in respect of the Board, the Remuneration and the Nomination Committees covered objectives and strategy, management oversight, Board performance, meetings, external relationships, governance and Board/Committee constitution. The questionnaire in respect of the Audit Committee covered terms of reference, membership, meetings, training and resources, financial reporting, internal controls and risk management, internal and external audit process, whistle-blowing, Board relationship and communications with shareholders.

The results of the exercise were discussed by the Board and by the Non-Executive Directors (without the executives present) who concluded that the Board and its committees are operating effectively. The Board is currently considering any actions identified by the process that could improve the performance and workings of the Board and its committees.

During the year the Chairman and Non-Executive Directors reviewed the performance of the Chief Executive and the Chief Executive reviewed the performance of the Finance Director. The Chairman reviewed the performance of the Non-Executive Directors. The Chairman was appraised by the Non-Executive Directors led by the Senior Independent Director. Any training requirements of the Directors were identified during this process.

The process confirmed that all Directors continued to contribute effectively and with sufficient commitment to their roles in order to facilitate the progress of the Group. The AGM notice confirms that the performance of Chris Banks and Mark Mayhew, both being proposed for re-election, continues to be effective and that they remain committed to the role.

It is anticipated that the review exercise will be repeated annually.

Internal control

The Board is responsible for establishing and maintaining the Group's system of internal control and for reviewing the effectiveness of these controls. Internal control systems are designed to meet the particular needs of the Group and the risks to which it is exposed. By their nature however, internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

Key elements of the internal control system are described below. These have all been in place throughout the year and up to the date of this report and are reviewed regularly by the Board:

- clearly defined management structure and delegation of authority to committees of the Board, subsidiary boards and associated business units;
- clearly documented internal procedures set out in the Group's ISO 9001 accredited quality manual;
- high recruitment standards and formal career development and training to ensure the integrity and competence of staff;
- regular and comprehensive information provided to management, covering financial performance and performance indicators, including non-financial measures;
- a detailed budgeting process where business units prepare budgets for the coming years and rolling three-year strategic plans, which are approved by the Board;
- procedures for the approval of capital expenditure, investments and acquisitions;
- monthly monitoring and re-forecasting of annual and half-year results against budget, with major variances followed up and management action taken where appropriate;
- regular internal audits of key processes and procedures under the Group's ISO 9001 accredited quality assurance process;
- ongoing procedures to identify, evaluate and manage significant risks faced by the business in accordance with the guidance of the Turnbull Committee on Internal Controls and procedures to monitor the control systems in place to reduce these risks to an acceptable level; and
- formal consideration of progress made against significant business risks at monthly subsidiary board meetings, with quarterly briefings to the Board.

Detica does not have a dedicated internal audit function, although regular internal audits are conducted under the Group's ISO 9001 accredited quality assurance process and at the request of the Audit Committee. The Board has considered the need for an internal audit function and concluded that current arrangements are adequate given the structure of the Group's accounting function and the size of the Group. However it is anticipated that internal audit resource will be recruited as the size and complexity of the Group increases.

The Board, with the assistance of the Audit Committee, has conducted its annual review of the effectiveness of the system of internal control based on a review of significant risks identified, the results of quality and other internal audits, external audits and reports from management.

Auditor independence
The Company operates a rigorous policy designed to ensure that the auditors' independence is not compromised by their undertaking inappropriate non-audit work. All significant non-audit work commissioned from the external auditors requires Audit Committee approval. The external auditors are only selected to undertake non-audit work where the nature of the work makes it more timely, efficient or cost-effective to select advisors who already have a good understanding of the Group.

The Audit Committee has undertaken its annual review of the nature and amount of non-audit work undertaken by the external auditors to satisfy itself that there is no effect on their independence.

Details regarding non-audit work undertaken by Ernst & Young LLP are given in note 3 on page 51.

Going concern
The Directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future, a period of not less than 12 months from the date of this report. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Communication with shareholders
The Company values the views of shareholders and recognises their interests in the Group's strategy and performance. It holds briefings with institutional fund managers, analysts and other investors, including staff shareholders, primarily following the announcement of interim and preliminary results, as well as at other times during the year as may be appropriate. During the year the Group met with 29 leading shareholders representing 71% of the issued share capital not held by directors, staff and the Employee Benefit Trust as at the date of this report. The Company's programme of investor relations activities is designed to ensure that the investing community receives a balanced and consistent view of the Group's performance. Care is taken to ensure that any price sensitive information is released to all shareholders at the same time in accordance with FSA requirements. All shareholders are welcomed to the Annual General Meeting, at which the Board of Directors will be available to answer questions from shareholders. Communication is also provided through the Annual Report and the Interim Report and the investor relations area on the Company's website www.detica.com, on which financial and other information is available and regularly updated.

The Chairman and Senior Independent Director have written to all major shareholders to identify themselves and offer themselves as an alternative point of contact for any matters of concern. It is anticipated that the Chairman will attend a selection of investor meetings following the preliminary announcement of results in June 2006. In addition, the Board receives reports from the Company's broker twice a year that communicate feedback from institutional shareholders. The Board also reviews analyst and press coverage of the Company every month and receives reports twice a year from its financial public relations advisor regarding the views of analysts.

By order of the Board:

J Woollhead

John Woollhead
Company Secretary
2 June 2006

Directors' remuneration report

Information not subject to audit

The Remuneration Committee and its advisors
The Committee reviews the remuneration packages of Executive Directors and other senior employees of the Group (having due regard to pay levels throughout the Group) and makes recommendations thereon to the Board within agreed terms of reference. Chris Conway chairs the Remuneration Committee and, during the year, its other members have been Chris Banks and Mark Mayhew.

The Remuneration Committee has appointed The Monks Partnership, a leading firm of executive remuneration consultants, to monitor comparability with the marketplace and in particular the remuneration levels and policies of the Group's closest competitors and peer companies. The Committee has also engaged New Bridge Street Consultants LLP to assist it in the design of performance-related remuneration for senior executives and other related matters and historically in developing its response to the impact of new international accounting standards on Detica's equity incentive plans.

Neither the Monks Partnership nor New Bridge Street Consultants LLP provide any other services to the Company, other than, in the case of New Bridge Street Consultants LLP, the valuation of share incentive awards under International Financial Reporting Standards and the review of this report.

In addition Steve Bright, the Group HR Director, assisted the Committee in consideration of remuneration related issues from October 2005 to the date of this report.

Remuneration policy
The Group's policy on Executive Director remuneration is to provide competitive market-based packages which reward Group and individual performance and motivate senior executives to achieve stated business objectives and deliver outstanding shareholder returns. Remuneration packages comprise a basic salary, annual performance-related remuneration by way of a cash bonus, participation in the Group's share incentive plans, pensions and other benefits as detailed below. As a result, a significant proportion of the Executive Directors' remuneration packages are performance-related. Salaries and performance-related remuneration are reviewed annually and any changes effected from 1 April.

It is the Committee's policy to provide an upper quartile total remuneration opportunity through competitive levels of fixed and, in particular, variable performance-related remuneration. This policy was in operation throughout the year and will continue for the next financial year.

Share incentives
The Group has a number of share incentive schemes, under which all members of staff, including the Executive Directors, are potential beneficiaries. These include:

- an Employee Share Option Scheme ("ESOS");
- a Long-Term Incentive Plan ("LTIP"); and
- an All-Employee Share Ownership Plan ("AESOP").

During the year, the Company did not grant any awards under the ESOS or the AESOP to Executive Directors and does not intend to make any grants under these schemes to the Executive Directors in the next financial year.

In addition, the Group has established an Inland Revenue approved subsidiary share option scheme to incentivise full-time employees of StreamShield Networks Limited (none of whom are Directors of the Group) which, if fully extended, will account for a maximum of 10% of the equity of StreamShield. These employees do not participate in any other Detica share incentive schemes.

When awarding share incentives, the Remuneration Committee ensures that over the medium to long term, awards that will be satisfied by new issue shares are not granted over more than 1% per annum on average of the issued share capital of the Company. However in the short term, awards may be made which will exceed 1% in any one particular year.

The Detica Group Employee Trust will make shares available to cover the accumulated anticipated LTIP entitlement at 31 March 2005 from the shares it holds which are not already set aside to cover other awards made under the ESOS and AESOP. It is anticipated that all LTIP awards made since 1 April 2005 will be satisfied by new issue shares.

Since flotation in April 2002 potentially dilutive share incentives have been awarded and are still outstanding over 823,404 (2005: 537,734) shares amounting to 3.7% (2005: 2.4%) of the issued share capital of the Company.

Components of remuneration

Basic salary

Basic salary for each Executive Director is set by reference to externally benchmarked market data for comparable businesses operating in IT services, management consulting and relevant high-tech sectors. When setting the Executive Director's basic salary, account is also taken of individual performance, experience and achievement of objectives.

The salaries of Tom Black and Mandy Gradden for the last two financial years are set out in the table on page 34.

In March 2006 The Monks Partnership undertook a detailed benchmarking exercise in order to provide the Remuneration Committee with relevant data from 20 comparable companies and competitors. A main finding of this review was that the existing salaries of the Executive Directors were below marketplace comparators. In addition, the Committee considered the excellent performance of the Group over the last three years, in particular, the outstanding performance achieved in the year to 31 March 2006, the increasing size and complexity of the Group and the specific experience of the Executive Directors which is critical to the Group's continued success when agreeing salaries for the year commencing 1 April 2006. With effect from 1 April 2006, Tom Black's salary is £290,000, an increase of 16.1% and Mandy Gradden's salary is £193,000, an increase of 10.3%.

Pension

Tom Black is a member of the Group's Executive Pension Plan, a money purchase scheme which provides for age-related contributions of between 10% and 20% of basic salary. Mandy Gradden is a member of the Group Personal Pension Scheme, a money purchase scheme which provides for contributions of up to 13.75% of basic salary. During the year, Company contributions amounted to £38,667 for Tom Black and £20,757 for Mandy Gradden.

Benefits

Benefits include the provision of a car allowance, payment for private fuel, life assurance, partner life cover, travel insurance, personal accident insurance, permanent health insurance and private medical insurance.

Performance-related remuneration

Policy

A revised policy of performance-related remuneration for the Executive Directors was introduced with effect from April 2005 and is described below.

Performance-related remuneration consists of two elements, a cash bonus and an award under the LTIP. The cash bonus rewards performance in the preceding year and the LTIP provides incentivisation for continued performance in forthcoming years.

The maximum award currently payable to Tom Black in any year is 100% of basic salary as a cash bonus and 100% of salary via an LTIP award. The maximum award currently payable to Mandy Gradden in any year is 60% of basic salary as a cash bonus and 60% of salary as an LTIP award.

The size of performance-related awards are dependent upon meeting challenging financial and personal objectives. More specifically, performance is measured against annual diluted Earnings Per Share ("EPS") growth targets, annual revenue growth targets, both of which carry a 40% weighting and the achievement of personal objectives which carries a 20% weighting.

If performance is below 90% of target no performance-related remuneration is paid. In order to receive the maximum award 125% of target performance is required. A sliding scale of performance-related remuneration is made if performance is between 90% and 125% of target.

Target performance is set by the Remuneration Committee each year and is in itself challenging relative to industry standards. Therefore, in order to receive the maximum performance-related award, performance must be exceptional.

The Remuneration Committee retains discretion over the level of bonus and LTIP award to be made.

Year to 31 March 2006

During the year the achievement of performance measures gave rise to a performance-related cash bonus of £166,000 (2005: £125,000) or 66% (2005: 57%) of base salary for Tom Black and £78,000 (2005: £53,000) or 45% (2005: 35%) of base salary for Mandy Gradden.

It is the intention of the Remuneration Committee that an LTIP award will be made to Tom Black and Mandy Gradden in due course.

Year to 31 March 2007

The policy as detailed above will be applied in the year to 31 March 2007.

Directors' interests in equity incentives
Details regarding the Directors' interest in equity incentives under the LTIP and ESOS at the financial year end are given on page 34.

During the year the Group made LTIP awards over 15,000 shares to Tom Black and over 7,000 shares to Mandy Gradden based on their performance in the year ended 31 March 2005. The awards will be payable in shares at the end of a vesting period subject to the satisfaction of EPS performance conditions, and continued employment, as described in note 2 on page 35. EPS was chosen as the performance condition as it is a key indicator of the Group's underlying financial performance. The extent to which the performance condition is satisfied will be independently verified by a third party.

The Committee regularly reviews the extent to which the Group's share-based incentive arrangements remain appropriate to the Group's current circumstances and prospects. The Committee is satisfied that, at this stage, the Group's policy in this regard continues to be appropriate.

Non-Executive Directors
The remuneration of the Chairman, which takes the form solely of fixed fees, is set by the Remuneration Committee. The remuneration of the other Non-Executive Directors again takes the form solely of fixed fees, which are set by the Board, having taken advice on appropriate levels taking account of market practice, time commitment and responsibility. Directors are not involved in discussions relating to their own salary or benefits.

The basic fee of the Non-Executive Directors is reviewed every other year and had not been increased since April 2003. It was agreed in April 2005 that an additional amount would be payable from April 2005 in respect of Audit and Remuneration Committee membership and chairmanship. The fees agreed were £6,000 for Committee chairmanship and £3,000 for Committee membership. These payments are reflected in the table on page 34.

These fee levels will remain unchanged for the year to 31 March 2007.

Service contracts
The service agreements and letters of appointment of the Directors include the following terms:

	Date of service agreement or letter of appointment	Notice period	Unexpired term
Non-Executive			
Chris Conway	8 July 2004	–	1 year, 2 months
Chris Banks	8 July 2004	–	1 year, 2 months
Mark Mayhew	1 May 2003	–	2 months
Executive			
Tom Black	20 September 2001	6 months	Rolling
Mandy Gradden	16 June 2003	6 months	Rolling

The Executive Directors are subject to rolling contracts and offer themselves for re-election at least every three years in accordance with the Company's Articles of Association. Payments on termination for Executive Directors are restricted to the value of salary and contractual benefits for the notice period. There are no other predetermined provisions for Executive Directors with regard to compensation in the event of loss of office.

None of the Non-Executive Directors has a service agreement. Letters of Appointment provide for an initial period of three years, subject to review. In July 2004, the initial period in respect of Chris Conway and Chris Banks was extended by three years, to expire on the date of the 2007 AGM. Subject to approval of his re-appointment at the AGM, the initial period in respect of Mark Mayhew, which expires on the date of the 2006 AGM, will be extended by three years. Payments on termination arise in certain circumstances but are restricted to the value of fees accruing between the date of termination and the next AGM.

Directors' interest in shares

Directors had the following beneficial and family interests in the issued share capital of the Company. There have been no changes between the end of the financial year and the date of this report.

At 31 March	Ordinary shares of 2 pence each 2006	Ordinary shares of 2 pence each 2005
Non-Executive		
Chris Conway	47,336	47,336
Chris Banks	40,000	40,000
Mark Mayhew	3,000	3,000
Executive		
Tom Black	1,242,836	1,342,836
Mandy Gradden	970	970

During the year it was agreed that the Executive Directors be encouraged to hold Detica equity equivalent to 100% of annual salary. The Executive Directors will be encouraged to build the shareholding over a five year period. The individual holdings of Detica shares will be discussed with the Director concerned at the time of each LTIP award. A similar scheme applies to senior employees within the Group.

Performance graph

The following graph shows the total shareholder return (with dividends reinvested) from 30 April 2002, the date of the Company's flotation on the London Stock Exchange, against the corresponding change in a hypothetical holding in shares in both the FTSE Small Cap Index and the FTSE Software and Computer Services Index.

Total shareholder return


400
350
300
250
200
150
100
50
0
May 02
May 03
May 04
May 05
March 06
Detica Group
FTSE Small Cap
FTSE Software and Computer Services

The FTSE Small Cap and FTSE Software and Computer Services indices both represent broad equity indices in which the Company is a constituent member. Inclusion of the FTSE Small Cap index gives a market capitalisation-based perspective, whilst the FTSE Software and Computer Services Index gives an industry sector perspective.

The share price of the Company at 30 April 2002 (being the date of the Company's flotation) was 400 pence and at 31 March 2006 was 1255 pence (2005: 740 pence).

Information subject to audit

Remuneration
The remuneration of the Directors was as follows:

	Salary		Bonus		Benefits*		Subtotal		Pension		Total	
Year ended 31 March	**2006 £'000**	2005 £'000	**2006 £'000**	2005 £'000	**2006 £'000**	2005 £'000	**2006 £'000**	2005 £'000	**2006 £'000**	2005 £'000	**2006 £'000**	2005 £'000
Executive												
Tom Black	**250**	220	**166**	125	**16**	15	**432**	360	**39**	31	**471**	391
Mandy Gradden	**175**	150	**78**	53	**14**	12	**267**	215	**21**	20	**288**	235
Non-Executive												
Chris Conway	**69**	60	**–**	–	**–**	–	**69**	60	**–**	–	**69**	60
Chris Banks	**39**	30	**–**	–	**–**	–	**39**	30	**–**	–	**39**	30
Mark Mayhew	**36**	30	**–**	–	**–**	–	**36**	30	**–**	–	**36**	30
	569	490	**244**	178	**30**	27	**843**	695	**60**	51	**903**	746

LTIP awards to Executive Directors will be made later in 2006 as detailed on page 31 of this report.

*Benefits are described on page 31 of this report.

Directors' interests in share options
As at the year end and the date of this report, the interests of the Directors in options to subscribe for ordinary shares under the share incentive schemes detailed above were as follows:

Director	Date of grant	Market value at date of grant	Options held at 1 April 2005	Granted during the year	Options held at 31 March 2006	Exercise price	Performance conditions	Earliest exercise date	Expiry date
LTIP									
Tom Black	13/08/03	420.0p	12,500	–	12,500	1p	1	13/08/06	13/08/13
	13/08/03	420.0p	12,500	–	12,500	1p	1	13/08/07	13/08/13
	01/07/05	865.0p	–	15,000	15,000	2p	1	01/07/08	01/07/15
Mandy Gradden	13/08/03	420.0p	3,300	–	3,300	1p	1	13/08/06	13/08/13
	13/08/03	420.0p	3,300	–	3,300	1p	1	13/08/07	13/08/13
	29/06/04	577.5p	2,500	–	2,500	1p	1	29/06/07	29/06/14
	29/06/04	577.5p	2,500	–	2,500	1p	1	29/06/08	29/06/14
	01/07/05	865.0p	–	7,000	7,000	2p	1	01/07/08	01/07/15
ESOS									
Mandy Gradden	13/08/03	420.0p	32,500	–	32,500	420p	2	13/08/06	13/08/13
	13/08/03	420.0p	32,500	–	32,500	420p	2	13/08/07	13/08/13

Performance conditions

1 The awards will vest fully, subject to continued employment, if the Group's compound diluted EPS growth over the three years from grant (measured by reference to EPS in the year immediately prior to grant) exceeds inflation by 15% per annum. If it exceeds inflation by an average of 10% per annum, the award will vest as to 50% of the maximum. If average EPS growth exceeds inflation by between 10% and 15% growth, then the award will vest proportionately. The award will not vest at all if average EPS growth exceeds inflation by less than 10% per annum.

2 The options will vest fully, subject to continued employment, if the Group's compound diluted EPS growth over the three years from grant (measured by reference to EPS in the year immediately prior to grant) exceeds inflation by 10% per annum. If it exceeds inflation by an average of 5% per annum, the award will vest as to 50% of the maximum. If average EPS growth exceeds inflation by between 5% and 10% growth, then the award will vest proportionately. The award will not vest at all if average EPS growth exceeds inflation by less than 5% per annum.

The Committee will obtain external guidance as to the most appropriate approach to take in connection with the transition to international accounting standards with a view to ensuring a consistent measurement of performance in connection with the Company's performance-related remuneration structures over any transitional period.

During the year, the Company's share price varied between 735 pence and 1329 pence, averaged 987 pence and ended the year at 1255 pence.

Approved by the Board and signed on its behalf:

Chris Conway
Chairman, Remuneration Committee
2 June 2006

Statement of Directors' responsibilities in relation to the Group financial statements

The Directors are responsible for preparing the Annual Report and the Group financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards ("IFRS") as adopted by the European Union.

The Directors are required to prepare Group financial statements for each financial year which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- state that the Group has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report to the shareholders of Detica Group plc

We have audited the Group financial statements of Detica Group plc for the year ended 31 March 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of changes in equity and the related notes 1 to 25. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent Company financial statements of Detica Group plc for the year ended 31 March 2006 and on the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the annual report and the Group financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards ("IFRS") as adopted by the European Union as set out in the statement of Directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the information given in the Directors' report is consistent with the financial statements. The information given in the Directors' report includes that specific information presented in the business review and financial review that is cross referred from the business review section of the Directors' report.

We also report to you, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the listing rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chairman's statement, the business review, the financial review, the corporate governance statement and the Directors' remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 31 March 2006 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' report is consistent with the Group financial statements.

Ernst & Young LLP,
Registered auditors
Southampton
2 June 2006

Consolidated income statement

for the year ended 31 March 2006

	Note	2006 £'000	2005 £'000
Revenue	2	101,504	70,210
Operating expenses	3	(90,782)	(62,137)
Operating profit	2	10,722	8,073
Finance income	5	722	718
Finance costs	6	(25)	–
Profit before tax		11,419	8,791
Tax expense	7	(1,868)	(2,679)
Profit for the period		9,551	6,112
Attributable to			
Equity holders of the parent		9,551	6,152
Minority interest		–	(40)
		9,551	6,112
Earnings per share	8		
Basic		43.9p	28.8p
Diluted		42.7p	28.1p
Dividends paid and proposed	9		
Dividends paid and recognised in the period (£'000)		1,458	1,242
Dividend per share paid and recognised in the period (pence)		6.7p	5.8p
Dividends proposed but not recognised in the period (£'000)		1,206	911
Dividend per share proposed but not recognised in the period (pence)		5.5p	4.2p

Consolidated balance sheet

at 31 March 2006

	Note	2006 £'000	2005 £'000
Assets			
Non-current assets			
Property, plant and equipment	10	8,502	5,739
Goodwill	11	9,041	2,571
Other intangible assets	12	1,939	–
Deferred tax asset	7	2,638	1,177
		22,120	9,487
Current assets			
Inventories	13	1,940	920
Trade and other receivables	14	32,699	20,014
Cash and cash equivalents		16,619	21,501
		51,258	42,435
Non-current asset held for sale	15	829	–
Total assets		74,207	51,922
Equity			
Share capital	17	447	447
Share premium		17,196	17,196
Capital redemption reserve		747	747
Translation reserve		(57)	–
Retained earnings		27,298	16,561
Attributable to equity holders of parent company		45,631	34,951
Equity minority interests		–	–
Total equity		45,631	34,951
Liabilities			
Non-current liabilities			
Deferred tax liabilities	7	498	–
Provisions	19b	300	–
		798	–
Current liabilities			
Trade and other payables	16	27,753	16,153
Current income tax liabilities		25	818
		27,778	16,971
Total liabilities		28,576	16,971
Total equity and liabilities		74,207	51,922

The Financial Statements on pages 38 to 67 were approved by the Board of Directors on 2 June 2006 and were signed on its behalf by:

Tom Black
Chief Executive

Mandy Gradden
Finance Director

Consolidated statement of changes in equity

	Attributable to equity holders of the parent							
	Share capital £'000	Share premium £'000	Capital redemption reserve £'000	Translation reserve £'000	Profit and loss reserve £'000	**Total £'000**	Minority interests £'000	**Total equity £'000**
At 1 April 2004	447	17,196	747	–	10,180	**28,570**	–	**28,570**
Tax on share options	–	–	–	–	368	**368**	–	**368**
Net income recognised directly in equity	–	–	–	–	368	**368**	–	**368**
Profit for the year	–	–	–	–	6,152	**6,152**	(40)	**6,112**
Total recognised income and expense for the year	–	–	–	–	6,520	**6,520**	(40)	**6,480**
Deemed profit on dilution of investment	–	–	–	–	–	–	40	**40**
Proceeds from disposal of own shares	–	–	–	–	555	**555**	–	**555**
Share-based payments	–	–	–	–	548	**548**	–	**548**
Dividends paid	–	–	–	–	(1,242)	**(1,242)**	–	**(1,242)**
Balance at 31 March 2005	447	17,196	747	–	16,561	**34,951**	–	**34,951**
Currency translation differences	–	–	–	(57)	–	**(57)**	–	**(57)**
Tax on share options	–	–	–	–	1,343	**1,343**	–	**1,343**
Net income recognised directly in equity	–	–	–	(57)	1,343	**1,286**	–	**1,286**
Profit for the year	–	–	–	–	9,551	**9,551**	–	**9,551**
Total recognised income and expense for the year	–	–	–	(57)	10,894	**10,837**	–	**10,837**
Proceeds from disposal of own shares	–	–	–	–	429	**429**	–	**429**
Share-based payments	–	–	–	–	872	**872**	–	**872**
Dividends paid	–	–	–	–	(1,458)	**(1,458)**	–	**(1,458)**
Balance at 31 March 2006	447	17,196	747	(57)	27,298	**45,631**	–	**45,631**

Consolidated cash flow statement

for the year ended 31 March 2006

	Note	2006 £'000	2005 £'000
Cash flows from operating activities			
Operating profit		10,722	8,073
Depreciation of property, plant and equipment	10	2,495	1,743
Loss on disposal of property, plant and equipment		30	101
Amortisation of intangible assets	12	141	–
Impairment of Rubus goodwill as a result of utilisation of Rubus tax losses	11	224	258
Share-based payments	18	872	548
(Increase)/decrease in inventory		(925)	204
Increase in trade and other receivables		(10,453)	(5,470)
Increase in trade and other payables		8,534	3,035
Income tax paid		(2,502)	(869)
Net cash flows from operating activities		9,138	7,623
Cash flows from investing activities			
Purchase of property, plant and equipment	10	(5,252)	(3,907)
Proceeds from sale of property, plant and equipment		19	–
Acquisition of businesses and subsidiaries, net of cash acquired	19	(8,141)	–
Interest received		784	692
Net cash flows used in investing activities		(12,590)	(3,215)
Cash flow from financing activities			
Dividends paid		(1,458)	(1,242)
Proceeds from disposal of own shares		429	555
Repayment of borrowings assumed in acquisitions	19c	(386)	–
Proceeds from issue of shares in subsidiary to minority interest		–	40
Interest paid		(25)	–
Net cash used in financing activities		(1,440)	(647)
Net (decrease)/increase in cash and cash equivalents		(4,892)	3,761
Cash and cash equivalents at the beginning of year		21,501	17,740
Effect of foreign exchange rate changes on cash and cash equivalents		10	–
Cash and cash equivalents at end of year		16,619	21,501

All cash and cash equivalents at 31 March 2006 and at 31 March 2005 related to cash at bank and in hand.

Notes to the consolidated financial statements

at 31 March 2006

1. Accounting policies

Basis of preparation

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"). The Group is preparing its financial statements in accordance with IFRS as adopted by the EU for the first time and consequently has applied IFRS 1 "First-time Adoption of International Financial Reporting Standards". An explanation of how the transition to IFRS has affected the reported financial results is provided in note 25.

The accounting policies have been consistently applied to all periods presented except where specific transitional exemptions in IFRS 1 "First-time Adoption of International Financial Reporting Standards" have been applied as discussed in note 25.

Basis of consolidation

The consolidated financial statements include those of Detica Group plc and all of its subsidiary undertakings (together "the Group") drawn up at 31 March 2006.

Subsidiary undertakings are those entities controlled directly or indirectly by the Company. Control arises when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases, using the same accounting policies as the Group. All business combinations are accounted for using the purchase method of accounting. All inter-company balances and transactions, including unrealised profits arising from them, are eliminated on consolidation.

Minority interests represent the portion of profit or loss and net assets in subsidiaries that is not held by the Group and is presented separately within equity in the consolidated balance sheet, separately from parent shareholders' equity.

Critical accounting estimates and judgements

In preparing the consolidated financial statements, management has to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses. The critical judgements and key sources of estimation uncertainty that have been made in preparing the consolidated financial statements are detailed below. These judgements involve assumptions or estimates in respect of future events which can vary from what is anticipated.

Revenue and profit recognition

Fixed price contracts are accounted for in accordance with IAS 11 "Construction Contracts". Revenue and profits are recognised on a percentage-of-completion basis, when the outcome of a contract can be estimated reliably. Determining whether a contract's outcome can be estimated reliably, requires management to exercise judgement, whilst the calculation of the contract's profit requires estimates of the total contract costs to completion. Cost estimates and judgements are continually reviewed and updated as determined by events or circumstances.

Intangible assets

In accordance with IFRS 3 "Business combinations" goodwill arising on the acquisition of subsidiaries is capitalised and included in intangible assets. IFRS 3 also requires the identification of other intangible assets acquired. Although the techniques used to value other intangible assets are in line with internationally used models, they do require the use of estimates which may differ from actual outcomes.

Impairment of goodwill

The determination of whether or not goodwill has been impaired requires an estimate to be made of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation includes estimates about the future financial performance of the cash-generating units, including management's estimates of long-term operating margins and long-term growth rates. The carrying amount of goodwill and the key assumptions used in the calculation of value in use of the cash-generating units to which goodwill is allocated are disclosed in note 11.

1. Accounting policies continued

Income taxes

In recognising income tax assets and liabilities, management makes estimates of the likely outcome of decisions by tax authorities on transactions and events whose treatment for tax purposes is uncertain. Where the final outcome of such matters is different, or expected to be different, from previous assessments made by management, a change to the carrying value of income tax assets and liabilities will be recorded in the period in which such determination is made.

Intangible assets

Goodwill

Purchased goodwill arising on the acquisition of subsidiary undertakings is the difference between the fair value of the Group's interest in the assets, liabilities and contingent liabilities acquired and the fair value of consideration paid. Goodwill recognised under UK GAAP prior to the date of transition to IFRS (1 April 2004) is stated at net book value as at this date and is no longer amortised. The carrying value of goodwill at 1 April 2004 was tested for impairment and no impairment was required.

Goodwill arising on acquisition is allocated to cash-generating units. The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually and when events or changes in circumstance indicate that it may be impaired. Where the recoverable amount of the cash-generating unit is less than the carrying amount of goodwill, an impairment loss is recognised.

Other intangible assets

Intangible assets acquired from a business acquisition are capitalised at fair value as at the date of acquisition and amortised on a straight line basis over their estimated useful economic life. An intangible asset acquired as part of a business combination is recognised outside goodwill if the asset is separable or arises from contractual or other legal rights and if its fair value can be measured reliably. The estimated useful lives of the intangible assets are as follows:

Customer relationships	3–9 years
Intellectual property	2–3 years

Intangible assets, other than development costs, created within the business are not capitalised and expenditure thereon is charged against profits in the period in which the expenditure is incurred.

The carrying value of other intangible assets is reviewed for impairment when events or changes in circumstance indicate that it may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The asset's recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Research and development costs

Expenditure incurred in the development of software and hardware products, and their related intellectual property rights, is capitalised as an intangible asset only when:

- technical feasibility has been demonstrated;
- adequate technical, financial and other resources exist to complete the development, which the Group intends to complete and use;
- future economic benefits expected to arise are deemed probable; and
- the costs can be reliably measured.

Research costs and development costs not meeting these criteria are expensed in the income statement as incurred.

Capitalised development costs for assets which are not yet in use are tested for impairment annually. Capitalised development costs are amortised on a straight line basis over their useful economic lives once the related software and hardware products are available for use.

1. Accounting policies continued

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is charged on the following bases to reduce the cost of the Group's property, plant and equipment to their residual values over the estimated useful lives at the following rates:

Leasehold improvements	10% straight line
Office furniture and equipment	20% straight line
Computers, ancillary equipment and electronic test equipment	20–33% straight line

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. The asset's recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Non-current assets held for sale

Non-current assets are classified as held for sale in the balance sheet if:

- their carrying amount will be recovered through a sale transaction rather than ongoing use by the Group; and
- the sale is highly probable and expected to complete within one year of the date of classification.

Non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell, and no depreciation is charged.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes direct project costs and staff costs plus attributable overheads in bringing the inventory to its present location and condition based on a normal level of activity. Net realisable value represents the estimated selling price less costs of completion and the estimated costs necessary to make the sale.

Amounts recoverable on contracts

Amounts recoverable on contracts represent revenue recognised to date less amounts invoiced to clients. Full provision is made for known or anticipated project losses.

Trade and other receivables

Trade and other receivables are recognised and carried at the lower of their original invoiced value and recoverable amount. Provision is made where there is evidence that the Group will not be able to recover the balance in full. Balances are written off when the probability of recovery is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Deferred income

Deferred income represents amounts received in advance from clients less turnover recognised to date on support contracts.

Payments received on account

Payments received on account represent amounts invoiced to clients in excess of revenue recognised to date.

Income tax

The charge for current taxation is calculated on the results for the period as adjusted for items which are non-assessable or disallowed, based on tax rates and laws that are enacted or substantively enacted by the balance sheet date.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in computation of taxable profit.

1. Accounting policies continued

Deferred tax liabilities are recognised on all temporary differences except in respect of investments in subsidiaries where the Group is able to control the reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. The deferred tax is not accounted for if it arises from the initial recognition of goodwill or from the initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognised either to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised, or in the case of deferred tax on employee share options that appropriate tax credits will arise on employees' exercise of share options (see below). Deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Where deferred tax assets are recognised subsequent to an acquisition, such as when the benefit of the acquiree's income tax loss carry forwards have since been realised, the deferred tax income is recognised in taxation and a corresponding reduction is made to goodwill which is recognised as an operating expense. The carrying amount of the deferred tax asset is reviewed at each balance sheet date.

In the UK, the Group is entitled to a tax deduction for amounts treated as remuneration on exercise of certain employee share options. As explained under "Employee benefits" below, a remuneration expense is recorded in the Group's income statement over the period from the grant date to the vesting date of the relevant options. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising on share option awards is calculated as the estimated amount of tax deduction to be obtained in the future (based on the Group's share price at the balance sheet date) pro-rated to the extent that services of the employee have been rendered over the vesting period. If this amount exceeds the cumulative amount of the remuneration expense at the statutory rate, the excess is recorded directly in equity, against retained earnings. Similarly, current tax relief in excess of the cumulative amount of the remuneration expense at the statutory rate is also recorded in retained earnings. No remuneration charge is recorded in respect of options granted before 7 November 2002 which have not vested by 1 January 2005. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity against retained earnings.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset or liability is settled. This is based upon tax rates and laws enacted or substantively enacted at the balance sheet date.

Derivative instruments

The following policies for derivative instruments have been applied in the preparation of the Group's financial statements. For those policies that have changed on adoption of IAS 39 "Financial Instruments: Recognition and Measurement" on 1 April 2005, policies before and after adoption are given.

Derivative instruments – 1 April 2004 to 31 March 2005

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The Group's criteria for forward foreign currency contracts are:

- the instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;
- it must involve the same currency as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the Group's operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities or, where the instrument is used to hedge a committed, or probable, future transaction, gains and losses are deferred until the transaction occurs.

Derivative instruments – 1 April 2005 onwards

Derivatives such as forward foreign currency contracts are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The gain or loss on remeasurement is taken to the income statement except where the derivative is part of a designated cash flow hedge.

The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge are recognised directly in equity, whilst the ineffective portion is recognised immediately in the income statement.

If the cash flow hedge results in the recognition of an asset or liability, then the associated gains or losses on the derivative that had previously been recognised in equity are included in the measurement of the asset or liability at the time the asset or liability is recognised. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period as the underlying transaction.

1. Accounting policies continued

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement in the year.

Foreign currency translation

Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Assets and liabilities of overseas companies are translated into sterling at the exchange rate prevailing on the balance sheet date. Income, expenditure and cash flows of overseas companies are translated at the weighted average exchange rate for the period. The exchange differences on the translation at closing rates of the overseas companies' net assets and the differences arising between the translation of profits at average and closing exchange rates are recorded as movements in the translation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

The most important foreign currency for the Group is the US Dollar. The relevant exchange rates to pounds sterling were:

	2006 Weighted Average	2006 Closing	2005 Weighted Average	2005 Closing
£1 = US$	1.77	1.73	1.86	1.89

Revenue

Revenue derived from professional fees billed to clients on a time and materials or fixed-price basis represents the value of work completed, including attributable profit, based on the stage of completion achieved on each project. For time and materials projects, revenue is recognised as services are performed. For fixed-price projects, revenue is recognised according to the stage of completion which is determined using the percentage-of-completion method based on the Directors' assessment of progress against key project milestones and risks, and the ratio of costs incurred to total estimated project costs.

Revenue from support contracts is spread evenly over the period of the support contract.

Revenue from the sale of products is recognised on delivery of the product to the client.

Revenue from recharging to clients the cost of specialist managed subcontractors and the purchase of software or hardware for client assignments, together with associated mark-up, is recognised as these costs are incurred. Where the Group acts as agent in the transaction, only the mark up is recognised as Group revenue. No revenue or expense is recognised in respect of travel and subsistence expenses recharged to clients.

Income is accrued where these revenue recognition policies result in the recognition of revenue before invoices are sent to clients. The cumulative impact of any revisions to the estimate of percentage-of-completion of any fixed-price contracts is reflected in the period in which such impact becomes known.

Segment reporting

The Group is organised into two business segments, namely the business of providing IT services and solutions and StreamShield, the internet content security business. These two business segments are the Group's primary reporting format for segment information. The Group's secondary reporting format is by geographical area.

Employee benefits

Retirement benefits

The Group operates a defined contribution pension scheme for certain Directors and employees and makes contributions to a group personal pension plan for the majority of employees. Pension costs are calculated annually and charged to the income statement as they arise.

1. Accounting policies continued

Share-based payments

Certain employees (including Directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for rights over shares under the Group's Executive Share Option Scheme and Long Term Incentive Plan ("LTIPs").

The total amount to be expensed over the vesting period of the options and LTIPs is determined by reference to the fair value at the date at which the options or LTIPs are granted and the number of awards that are expected to vest. The fair value is determined by an external valuer using a Monte Carlo model in the case of options and a Black Scholes model in the case of LTIPs. The assumptions underlying the number of options expected to vest are adjusted to reflect conditions prevailing at the balance sheet date. At the vesting date, the cumulative expense recognised in the income statement is adjusted to take account of the awards that actually vest.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of options and LTIPs and has applied IFRS 2 only to those awards granted after 7 November 2002 which had not vested by 1 January 2005.

Holiday accrual

In accordance with IAS 19 "Employee Benefits", accruals are made in respect of holiday entitlements that have accrued to employees but have not been taken at the balance sheet date.

Employee share ownership trusts

The employee share ownership plan ("ESOP") trust, which purchases and holds ordinary shares of the Company in connection with employee share schemes, is consolidated in the Group financial statements. Any consideration paid or received by the ESOP trust for the purchase or sale of the Company's own shares is shown as a movement in shareholders' equity.

Lease commitments and hire purchase contracts

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. Operating lease incentives are recognised as a reduction in the rental expense over the lease term.

Dividends

Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

Reserves

The translation reserve represents accumulated foreign exchange differences arising from the translation of the financial statements of foreign operations.

The capital redemption reserve is used when the Company buys back its own shares, as part of share reorganisations.

Adoption of new and revised International Financial Reporting Standards

At the date of approval of these financial statements, the following standards and interpretations were issued but not yet mandatory for the Group.

International Financial Reporting Standards ("IFRS")
IFRS 7 "Financial Instruments: Disclosures"

International Financial Reporting Interpretations Committee ("IFRIC") interpretations
IFRIC 4 "Determining whether an arrangement contains a lease"
IFRIC 8 "Scope of IFRS 2"
IFRIC 9 "Reassessment of embedded derivatives"

Amendments to existing standards
Amendments to IAS 1 "Presentation of Financial Statements" – Capital disclosures
Amendments to IAS 21 "The Effects of Changes in Foreign Exchange Rates" – Net Investment in a Foreign Operation

The Directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group's financial statements in the period of initial application.

2. Segment information

Primary basis – business segments

The Group is organised into two primary business segments, namely the business of providing IT services and solutions and StreamShield, the internet content security business. These two business segments are the Group's primary reporting format for segment information.

Transfer prices between business segments are set on an arm's length basis. Segment revenue, expense and result includes transfers between business segments. Those transfers are eliminated on consolidation.

Tax assets and liabilities are excluded from segment assets and liabilities.

Year ended 31 March 2006

	IT services and solutions £'000	StreamShield £'000	Eliminations £'000	Total continuing operations £'000
Segment revenue	101,414	90	–	101,504
Segment operating profit	14,737	(4,015)	–	10,722
Finance income				722
Finance costs				(25)
Profit before tax				11,419
Tax expense				(1,868)
Profit after tax				9,551
Assets and liabilities				
Segment assets	76,438	1,192	(6,061)	71,569
Unallocated assets				2,638
Total assets				74,207
Segment liabilities	27,307	6,807	(6,061)	28,053
Unallocated liabilities				523
Total liabilities				28,576
Other segment information				
Capital expenditure:				
– Property, plant and equipment	5,121	186	–	5,307
– Intangible fixed assets	8,774	–	–	8,774
Depreciation	2,297	198	–	2,495
Amortisation	141	–	–	141
Other non-cash expenses	1,054	42	–	1,096

2. Segment information continued
Year ended 31 March 2005

	IT services and solutions £'000	StreamShield £'000	Eliminations £'000	Total continuing operations £'000
Segment revenue	70,208	2	–	70,210
Segment operating profit	10,747	(2,674)	–	8,073
Finance income				718
Finance costs				–
Profit before tax				8,791
Tax expense				(2,679)
Profit after tax				6,112
Assets and liabilities				
Segment assets	52,069	1,703	(3,027)	50,745
Unallocated assets				1,177
Total assets				51,922
Segment liabilities	15,832	3,348	(3,027)	16,153
Unallocated liabilities				818
Total liabilities				16,971
Other segment information				
Capital expenditure:				
– Property, plant and equipment	3,469	438	–	3,907
– Intangible fixed assets	–	–	–	–
Depreciation	1,662	81	–	1,743
Amortisation	–	–	–	–
Other non-cash expenses	794	12	–	806

Secondary format – geographical segments

The following table presents an analysis of revenue and operating profit by country of origin and an analysis of the carrying amount of segment assets and capital expenditure by the geographical area in which those assets are located.

	2006 £'000	2005 £'000
Revenue by origin – continuing operations		
United Kingdom	101,414	70,210
United States of America	90	–
	101,504	70,210
Operating profit/(loss) by origin – continuing operations		
United Kingdom	11,752	8,552
United States of America	(1,030)	(479)
	10,722	8,073
Segment assets		
United Kingdom	71,264	50,613
United States of America	305	132
Unallocated assets	2,638	1,177
	74,207	51,922
Capital expenditure – property, plant and equipment		
United Kingdom	5,285	3,907
United States of America	22	–
	5,307	3,907
Capital expenditure – intangibles		
United Kingdom	8,774	–
United States of America	–	–
	8,774	–

2. Segment information continued

Secondary format – geographical segments continued

The following table provides disclosure of the Group's revenue analysed by geographical market based on the location of the customer.

	2006 £'000	2005 £'000
Revenue by destination		
United Kingdom	95,142	63,981
United States of America	6,016	4,796
Rest of Europe	346	1,072
Rest of World	–	361
	101,504	70,210

The following table provides disclosure of the Group's revenue analysed by the type of product or service.

	2006 £'000	2005 £'000
Analysis of revenue by type of product or service		
Revenue from services	78,017	57,122
Sale of goods	9,913	5,224
Third-party costs recharged to clients	13,484	7,862
Internet content security revenues	90	2
	101,504	70,210

Third-party costs recharged to clients relate to the marked up costs of software and hardware purchased for client assignments and of specialist subcontractors.

Included within total revenue from continuing operations is £37,481,000 (2005: £22,316,000) which related to contracts accounted for under the percentage-of-completion method.

3. Operating profit

Operating profit is stated after charging/(crediting):

	2006 £'000	2005 £'000
Staff costs – salaries	45,698	31,157
Staff costs – social security	4,673	3,253
Staff costs – pensions	3,324	2,366
Staff costs – share-based payments	872	548
Total staff costs	54,567	37,324
Net foreign exchange gains	(41)	–
Depreciation of property, plant and equipment	2,495	1,743
Amortisation of acquired intangible assets	141	–
Impairment of Rubus goodwill as a result of utilisation of Rubus tax losses	224	258
Materials and other external project costs	16,108	10,187
Operating lease payments – minimum lease payments	2,152	1,609
Auditors' remuneration		
– audit services	95	61
– non-audit services	143	120
Other operating expenses	14,898	10,835
	90,782	62,137

Significant items within other operating expenses include property costs, recruitment costs, marketing expenses and legal and professional fees.

Non-audit fees relate to taxation advice of £42,000, advice on the transition to IFRS of £53,000, the auditors' review of the interim financial statements of £12,000 and due diligence on abortive acquisitions of £36,000. In addition, £85,000 was expended on due diligence and capitalised as part of the cost of acquisition.

Within operating expenses presented above is £3,649,000 (2005: £2,912,000) relating to the Group's research and development activities. No development costs qualified for capitalisation during the year (2005: £nil).

Group pension arrangements

The Group contributes to a Group personal pension plan for the majority of employees and also operates a number of defined contribution pension schemes for some Directors and employees. The assets of occupational pension schemes are held separately from those of the Group in independently administered funds.

The pension charge for the year was £168,000 (2005: £86,000) for the defined contribution schemes and £3,156,000 (2005: £2,280,000) for the payments to the Group personal pension plan. The unpaid contributions outstanding at the year end were £3,000 (2005: £1,000).

4. Employee numbers

The average number of employees (excluding Non-Executive Directors) during the year and the number at the end of the year was as follows:

	2006 Number	2005 Number
Revenue earners	635	461
Support staff	116	80
Average number of employees	751	541
Number of employees at 31 March	937	582

Details of the Directors' emoluments are included on page 34 in the Directors' remuneration report.

5. Finance income

	2006 £'000	2005 £'000
Bank interest receivable	722	718

6. Finance costs

	2006 £'000	2005 £'000
Interest payable on bank loans and overdrafts	4	–
Interest payable on adjustments in respect of prior years' corporation tax	21	–
	25	–

7. Tax

	2006 £'000	2005 £'000
Current tax expense		
Current tax on income of this year	3,501	2,799
Adjustments in respect of prior years	(1,113)	22
Total current tax expense	2,388	2,821
Deferred tax credit		
Origination and reversal of temporary differences	(546)	(122)
Adjustments in respect of prior years	26	(20)
Total deferred tax credit	(520)	(142)
Total income tax expense in income statement	1,868	2,679

The Group's effective tax rate for the year was 16.4% (2005: 30.5%) and benefited from the impact of the Group's claim for research and development tax credits. Ignoring the credit which relates to the three previous years to 31 March 2005 (£1,113,000) and the tax credit which relates to the utilisation of pre-acquisition brought forward tax losses of £224,000, the Group's effective tax rate was 27.5%.

7. Tax continued
Reconciliation of effective tax rate

	2006 £'000	2005 £'000
Group profit before tax	11,419	8,791
Income tax using the UK corporation tax rate at 30% (2005: 30%)	3,426	2,637
Tax effects of:		
– Expenses not deductible for tax purposes	159	96
– US start up losses	328	176
– R&D tax credit	(531)	(100)
– R&D tax credit in respect of prior years	(1,113)	–
– Other differences	(177)	128
– Utilisation of pre-acquisition brought forward tax losses	(224)	(258)
Total income tax expense	1,868	2,679

Deferred tax
Deferred tax included in the income statement is as follows:

	2006 £'000	2005 £'000
Share-based payments	(261)	(164)
Origination and reversal of other temporary differences	(285)	42
Adjustments in respect of prior years	26	(20)
	(520)	(142)

In addition to the amounts charged to the income statement, a current tax credit of £452,000 (2005: £368,000) and a deferred tax credit of £891,000 (2005: £nil) relating to share-based payments was recognised directly in equity.

Deferred tax included in the balance sheet is as follows:

	Deferred tax assets		Deferred tax liabilities		Net balance at 31 March	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Property, plant and equipment	366	65	(90)	–	276	65
Intangible assets	–	–	(554)	–	(554)	–
Share-based payments	2,085	932	–	–	2,085	932
Holiday pay accrual	300	180	–	–	300	180
Other temporary differences	73	–	(40)	–	33	–
Deferred tax assets/(liabilities)	2,824	1,177	(684)	–	2,140	1,177
Set off of tax	(186)	–	186	–	–	–
Net deferred tax assets/(liabilities)	2,638	1,177	(498)	–	2,140	1,177

There are no temporary differences which arise in connection with undistributed earnings of subsidiaries.

7. Tax continued

Unrecognised deferred tax assets

	2006 £'000	2005 £'000
Decelerated capital allowances	–	121
Other temporary differences	–	143
Tax losses	3,921	3,733
	3,921	3,997

Unprovided deferred tax relates mainly to carried forward unutilised Rubus trading losses totalling £11.2 million (2005: £12.8 million) which are available indefinitely for offset against future taxable profits of Rubus, and unutilised US trading losses of £1.6 million (2005: £0.5 million) which are available for offset against future taxable profits of Detica Inc for up to 20 years. These assets have not been recognised on the basis that there is insufficient evidence that the asset will be recoverable as at the balance sheet date. The assets will only be recognised with improved predictability of taxable profits.

8. Earnings per share

The calculation of earnings per share is based on the following:

	2006 £'000	2005 £'000
Profit attributable to shareholders	9,551	6,152

	Number of shares ('000)	Number of shares ('000)
Weighted average number of shares in issue	22,353	22,353
Weighted average number of shares held by the Employee Benefit Trust	(572)	(956)
Basic weighted average number of shares in issue	21,781	21,397
Dilutive effect of share options	574	526
Diluted weighted average number of shares in issue	22,355	21,923

Options granted under the StreamShield Networks Limited Share Option Plan are not included in the calculation of diluted earnings per share in either year as they are anti-dilutive as StreamShield Networks Limited is currently loss-making.

9. Dividends

The Directors propose a final dividend in respect of the year ended 31 March 2006 of 5.5 pence per share (2005: 4.2 pence per share) totalling £1,206,000 (2005: £911,000) and payable on 28 July 2006. The proposed dividend is subject to approval by the Annual General Meeting on 20 July 2006 and has not been recognised as a liability in these financial statements.

The amounts recognised as distributions to equity holders were as follows:

	2006 pence/share	2006 £'000	2005 pence/share	2005 £'000
Interim dividends relating to 2006/2005	2.5	547	2.1	450
Final dividends relating to 2005/2004	4.2	911	3.7	792
	6.7	1,458	5.8	1,242

Dividends payable to The Employee Benefit Trust have been waived and are excluded from the amounts recognised as distributions in the table above.

10. Property, plant and equipment

	Leasehold improvements £'000	Office furniture and equipment £'000	Computers, ancillary equipment and electronic test equipment £'000	Total £'000
Cost				
At 1 April 2004	2,617	1,117	5,898	9,632
Additions	621	221	3,065	3,907
Disposals	(671)	(168)	(1,692)	(2,531)
At 1 April 2005	2,567	1,170	7,271	11,008
Additions	1,156	441	3,655	5,252
Acquisition of subsidiaries	–	–	55	55
Disposals	–	–	(673)	(673)
At 31 March 2006	**3,723**	**1,611**	**10,308**	**15,642**
Accumulated depreciation				
At 1 April 2004	1,379	661	3,916	5,956
Charge for the year	283	156	1,304	1,743
Disposals	(587)	(152)	(1,691)	(2,430)
At 1 April 2005	1,075	665	3,529	5,269
Charge for the year	360	243	1,892	2,495
Disposals	–	–	(624)	(624)
At 31 March 2006	**1,435**	**908**	**4,797**	**7,140**
Net book value				
At 31 March 2006	**2,288**	**703**	**5,511**	**8,502**
At 1 April 2005	1,492	505	3,742	5,739
At 1 April 2004	1,238	456	1,982	3,676

11. Goodwill

	Note	£'000
Cost and net book value		
At 1 April 2004		2,829
Utilisation of tax losses		(258)
At 31 March 2005		2,571
Acquisition of Extraprise	19a	197
Acquisition of National Security products business	19b	250
Acquisition of Evolution	19c	6,247
Utilisation of tax losses		(224)
At 31 March 2006		**9,041**

Goodwill acquired in a business combination is allocated to cash-generating units. The Group conducts annual impairment tests on the carrying value of goodwill, based on the recoverable amount of the cash-generating units to which goodwill has been allocated. Value in use calculations are used to determine the recoverable amount of cash-generating units. The key assumptions for the value in use calculations are the discount rate applied, the future operating margin and future growth rate of the net operating cash flows.

The goodwill acquired to date has been assigned to the IT Services and Solutions business in the UK. The Group prepares cash flow forecasts for this cash-generating unit based on the most recent annual financial plans approved by the Board and upon management's expectations of the operating margin and revenue growth rate for the following four years. These are based upon internal forecasts of future operating margin and organic growth rates with a terminal value calculation. The discount rate of 13.9% (2005: 12.8%) applied to the IT Services and Solutions business represents a rate that reflects current market assessments of the time value of money and of the risks specific to that cash-generating unit. As at 31 March 2006, there are no impairment losses.

12. Other intangible assets

	Note	Customer relationships £'000	Intellectual property £'000	Total £'000
Cost				
At 1 April 2004 and 31 March 2005		–	–	–
Acquisition of Extraprise	19a	–	50	50
Acquisition of National Security products business	19b	90	150	240
Acquisition of Evolution	19c	1,790	–	1,790
At 31 March 2006		**1,880**	**200**	**2,080**
Amortisation				
At 1 April 2004 and 31 March 2005		–	–	–
Charge for the year		(91)	(50)	(141)
At 31 March 2006		**(91)**	**(50)**	**(141)**
Net book value				
At 31 March 2006		**1,789**	**150**	**1,939**
At 1 April 2004 and 1 April 2005		–	–	–

13. Inventories

	2006 £'000	2005 £'000
Work in progress	**1,940**	920

14. Trade and other receivables

	2006 £'000	2005 £'000
Trade receivables	**24,393**	15,198
Prepayments and accrued income	**2,511**	1,044
Amounts recoverable on contracts	**5,626**	3,454
Other receivables	**169**	318
	32,699	20,014

The following table provides disclosure of contracts in progress at the balance sheet date.

	2006 £'000	2005 £'000
Contracts in progress at the balance sheet date:		
Contract costs incurred plus recognised profits less recognised losses to date	**49,317**	42,718
Less: progress billings	**(47,878)**	(41,779)
	1,439	939
Recognised as:		
Amounts due from customers included in trade and other receivables (above)	**5,626**	3,454
Amounts due to customers included in trade and other payables (note 16)	**(4,187)**	(2,515)
	1,439	939

15. Non-current asset held for sale

As part of the acquisition of Evolution Consulting Group Limited the Group acquired a residential flat with a fair value of £829,000. This forms part of the assets of the IT services and solution business segment. The Group is in the process of selling this property.

16. Trade and other payables

	2006 £'000	2005 £'000
Trade payables	5,204	3,572
Accruals	10,795	5,622
Deferred income	923	595
Payments received on account (note 14)	4,187	2,515
Social security and other taxes	6,644	3,849
	27,753	16,153

17. Share capital

	2006 Number '000	2005 Number '000	2006 £'000	2005 £'000
Authorised				
Ordinary shares of 2 pence each	35,000	35,000	700	700
Allotted, called-up and fully paid				
Ordinary shares of 2 pence each	22,353	22,353	447	447

The number of ordinary shares in issue at 31 March 2006 was 22,352,733 (2005: 22,352,733).

18. Employee share schemes

Share-based payment arrangements

The Group operates two share-based payment arrangements: the Executive Share Option Scheme and the Long Term Incentive Plan. A summary of the main terms of the arrangements is given below, with particular reference made to the terms of those grants for which a share-based payment expense has been recognised. In addition, the Group operates a subsidiary share option scheme for the employees of StreamShield Networks Limited. This is described more fully on page 60.

Executive Share Option Scheme ("ESOS")

Options granted under the ESOS have historically been made to senior executives and managers across the Group, as well as to staff with high potential or to recognise significant achievements. Under this scheme, options will normally vest after three years and be exercisable between three and ten years following grant, provided that a performance condition, specified at the date of grant, has been satisfied and that the employee remains in employment. Typically, growth in the Group's diluted earnings per share ("EPS") over a three year performance period is required to exceed the growth in the Retail Price Index by between five and twenty per cent per annum dependent on date of grant, in order for the performance condition to be fully met.

In addition option grants are made under the ESOS to match Detica shares purchased by employees under the All Employee Share Option Plan. These grants do not have performance conditions.

The exercise price of option grants under the ESOS is equal to the market price of the shares immediately prior to the date of grant. The contractual life of the option is ten years and there are no cash settlement alternatives.

18. Employee share schemes continued

Long Term Incentive Plan ("LTIP")

Awards under the LTIP are made to senior executives and managers across the Group, as well as to staff with high potential or to recognise significant achievements.

Awards will normally vest after three years and be exercisable between three and ten years following grant, provided that a performance condition, specified at the date of grant, has been satisfied and that the employee remains in employment. Typically, growth in the Group's EPS over a three year performance period is required to exceed the growth in Retail Price Index by between fifteen and twenty per cent per annum dependent on the date of grant, in order for the performance condition to be fully met.

LTIP awards made to former employees of Evolution Consulting Group Limited in 2006 are exercisable from 3 January 2010 and are subject to a performance condition based on the financial performance of the Financial Services division of Detica Group plc.

The contractual life of the awards is ten years and there are no cash settlement alternatives. The exercise price of LTIP awards was 1 penny for awards made up to 31 March 2005 and 2 pence for awards made since 1 April 2005.

The movements in the number of share options and LTIPs outstanding is shown below.

	ESOS		LTIP	
	Number of awards	Weighted average exercise price £	Number of shares	Weighted average exercise price £
Outstanding at 1 April 2004	1,482,333	2.42	142,600	0.01
Granted	250,338	6.11	53,000	0.01
Exercised	(555,285)	1.05	–	–
Forfeited	(119,590)	4.21	(36,000)	0.01
Outstanding at 31 March 2005	1,057,796	3.81	159,600	0.01
Exercisable at 31 March 2005	202,953	1.47	–	–
Granted	19,364	8.08	361,978	0.02
Exercised	(200,612)	2.43	(2,500)	0.01
Forfeited	(94,010)	4.48	(1,671)	0.02
Outstanding at 31 March 2006	**782,538**	**4.19**	**517,407**	**0.02**
Exercisable at 31 March 2006	150,220	2.04	15,000	0.01
Range of exercise prices		£0.367–£8.075		£0.01–£0.02
Weighted average remaining contractual life		7.13 years		8.67 years

The weighted average share price at the date of exercise of share options exercised during the year ended 31 March 2006 was £9.82 (2005: £6.48).

The table below sets out the movements in the year for both ESOS options and LTIPs based on whether the share-based payment was granted by the Company or by the Employee Trust.

	Options at 1 April 2005	Granted in the year	Exercised in the year	Forfeited in the year	**Options at 31 March 2006**
Granted by					
– Company	1,057,796	19,364	(200,612)	(94,010)	**782,538**
– Employee Trust	159,600	361,978	(2,500)	(1,671)	**517,407**
	1,217,396	381,342	(203,112)	(95,681)	**1,299,945**

	Options at 1 April 2004	Granted in the year	Exercised in the year	Forfeited in the year	Options at 31 March 2005
Granted by					
– Company	1,238,433	250,338	(311,385)	(119,590)	1,057,796
– Employee Trust	386,500	53,000	(243,900)	(36,000)	159,600
	1,624,933	303,338	(555,285)	(155,590)	1,217,396

18. Employee share schemes continued

Assumptions used in the valuation of share-based payments

In calculating the fair value of the share-based payment arrangements, the Group has used a Monte Carlo model in the case of options and a Black Scholes model in the case of LTIPs. The fair value of share options and LTIPs granted in 2006 and 2005 and the assumptions used in the calculation of their fair value on the date of grant were as follows:

	2006		2005	
Weighted average assumptions	ESOS	LTIP	ESOS	LTIP
Fair value per share option/LTIP	£2.62	£8.85	£2.27	£5.58
Share price on date of grant	£8.08	£9.05	£6.11	£5.78
Exercise price	£8.08	£0.02	£6.11	£0.01
Share options/LTIPs granted in the year	19,364	361,978	250,338	53,000
Vesting period (years)	3.0	3.2	3.5	3.5
Expected volatility	32%	n/a	36%	n/a
Expected life (years)	Note 1	3.2	Notes 1 & 2	3.5
Expected dividend yields	0.73%	0.69%	0.92%	0.95%
Risk-free rate of return	4.13%	n/a	5.01%	n/a

Note 1: The expected exercise behaviour of ESOS option holders for grants made in 2006 and the three-year grants made in 2005 was assumed to be as follows:

- 5% of participants exercise per annum in years one to ten, providing that the options are in the money;
- 50% of participants exercise after three years subject to the market price being at least 30% over the option exercise price;
- 25% of the remainder exercise per year from year four onwards, using a reducing balance methodology, providing that a gain of 20% is available; and
- the balance is exercised at maturity, providing the options are in the money.

Note 2: The expected exercise behaviour of ESOS option holders for grants made in 2005 with a vesting period of four years was assumed to be as follows:

- 5% of participants exercise per annum in years one to ten providing that the options are in the money;
- 50% of participants exercise after four years subject to the market price being at least 30% over the option exercise price; and
- 25% of the remainder exercise per year from years five onwards, using a reducing balance methodology, providing that a gain of 20% is available; and
- the balance is exercised at maturity, providing the options are in the money.

For the ESOS options, expected volatility was determined using the historical volatility of the Company's share price over the term from the date of the Company's flotation in April 2002 to each grant date. Due to the limited time that the Company's shares have been publicly traded it was not possible to consider the historical volatility of the Company's share price over a period commensurate with the expected life of the share option. The LTIP awards, which have an exercise price of nominal value, are not inherently affected by volatility since gains will almost always be made (assuming that the awards vest).

At the date of grant, it was assumed that the non-market performance conditions would be met. Adjustments have been made subsequently, where necessary, to reflect updated assessments of whether performance conditions will be met. The share-based payment expense also takes account of expected and actual forfeitures over the vesting period as a result of cessation of employment.

A charge of £830,000 (2005: £536,000) has been made in the income statement to spread the fair value of the options and LTIPs over the three and four years service obligations of those incentives. The Group has taken advantage of the transitional provisions of IFRS 2 and has applied IFRS 2 only to those awards granted after 7 November 2002 which had not vested by 1 January 2005.

18. Employee share schemes continued

Employee Share Ownership Plan Trust

The Detica Group Employee Trust holds shares in Detica Group plc to satisfy awards under the ESOS and the LTIP. Costs of running the Trust are charged to the income statement. Shares held by the Trust are deducted from the profit and loss reserve and held at cost to the Trust. The cumulative reduction to the Group profit and loss reserve relating to shares held by the Employee Trust was £342,000 (2005: £771,000). This represents a holding by the Employee Trust of 476,541 (2005: 679,653) shares, which, at 31 March 2006 had a market value of £6.0 million (2005: £5.0 million).

After deducting the shares held by The Employee Trust, 823,404 (2005: 537,743) new issue shares will, subject to the achievement of relevant performance conditions, be required in order to satisfy awards made under the ESOS and LTIP in the four years since the Company's flotation.

The Employee Trust has agreed to make its shares available as follows:

	2006 '000	2005 '000
Ordinary shares of 2 pence each held to satisfy		
Options granted	234	458
Long term incentive plan awards	157	160
Future allotments to staff under the Group's share incentive scheme	86	62
	477	680

StreamShield Networks Limited Share Option Plan ("SSNSOP")

Options are granted under the SSNSOP to employees of StreamShield Networks Limited, a subsidiary of the Group. Options will normally be exercisable between three and ten years following grant. Performance conditions do not apply to these options. The exercise price of options granted under the SSNSOP is equal to the market price of the shares on the date granted as agreed with Her Majesty's Revenue and Customs. The contractual life of the option is ten years and there are no cash settlement alternatives.

A reconciliation of the number of options under the SSNSOP is given below:

	Number of shares
Outstanding at 1 April 2004	–
Granted	1,170,000
Exercised	–
Forfeited	(200,000)
Outstanding at 31 March 2005	970,000
Exercisable at 31 March 2005	–
Granted	251,000
Exercised	–
Forfeited	(75,000)
Outstanding at 31 March 2006	1,146,000
Exercisable at 31 March 2006	–
Weighted average remaining contractual life	8.77 years

At 31 March 2006 the outstanding options represented 6.3% (2005: 5.3%) of the issued share capital of StreamShield Networks Limited.

A charge of £42,000 (2005: £12,000) has been made in the income statement to spread the fair value of the options over the three year service obligations of those incentives.

19. Business combinations

19a. Extraprise

On 1 April 2005, the Group acquired the assets and trade of the IT consultancy Extraprise UK Limited ("Extraprise") for total consideration of £247,000. As part of the acquisition, intellectual property rights of £50,000 were acquired with a useful life of two years. The remaining excess of purchase consideration over fair value of net assets acquired of £197,000 has been capitalised as goodwill and is attributable to anticipated synergies and the value of the workforce.

Book and fair values of the assets acquired at the date of acquisition were as follows:

	Book values £'000	Fair value to Group £'000
Intellectual property rights	50	50
Net assets acquired	50	50
Goodwill arising on acquisition	–	197
Total consideration		247
Total consideration comprised:		
Cash		224
Directly attributable costs		23
Net cash outflow arising on acquisition		247

From the date of acquisition (which was also the first day of the financial year), Extraprise has contributed £1,250,000 to the revenues of the Group. Since the business was immediately integrated, it is not possible to establish its contribution to profit since acquisition.

19b. National Security Products Business

On 28 October 2005, the Group acquired the assets and trade of a small company that sold specialist electronic products to the National Security market for a total consideration of up to £632,000 in cash. Consideration of £332,000 was paid on completion and a second instalment of £300,000 will be paid in 2008 if certain conditions are met. The goodwill arising on the acquisition results from anticipated synergies, customer loyalty and the value of the workforce.

	Book values £'000	Fair value to Group £'000
Property, plant and equipment	47	47
Inventories	95	95
Intangible assets (excluding goodwill)	–	240
Net assets acquired	142	382
Goodwill arising on acquisition		250
Total consideration		632
Total consideration comprised:		
Cash consideration		300
Provision for future consideration payable		300
Directly attributable costs		32
		632
Net cash outflow arising on acquisition:		
Cash consideration		300
Directly attributable costs		32
Cash consideration		332

From the date of acquisition, the business contributed £66,000 to the profit before tax of the Group and £408,000 to revenues.

19. Business combinations continued

19c. Evolution

On 3 January 2006, the Group acquired 100% of the share capital of Evolution Consulting Group Limited ("Evolution") for total cash consideration of £9,554,000. Evolution is a consultancy and systems integrator focused on the Capital Markets sector. The investment in Evolution has been included in the balance sheet at its fair value at the date of acquisition. These fair values are provisional and will be amended as necessary in light of subsequent knowledge or events to the extent that these reflect conditions as at the date of acquisition.

	Book values £'000	Fair value to Group £'000
Intangible assets (excluding goodwill)	–	1,790
Property, plant and equipment	8	8
Deferred tax asset	494	494
Assets held for resale	850	829
Trade and other receivables	2,313	2,313
Cash and cash equivalents	1,164	1,164
Trade and other payables	(2,368)	(2,368)
Deferred tax liability	–	(537)
Bank loan	(386)	(386)
Net assets	2,075	3,307
Goodwill arising on acquisition		6,247
Total consideration		9,554
Satisfied by:		
Cash consideration		9,000
Directly attributable costs		554
		9,554
Net cash outflow arising on acquisition:		
Cash consideration paid		8,491
Directly attributable costs paid		235
Cash and cash equivalents acquired		(1,164)
		7,562

From the date of acquisition, Evolution contributed £466,000 to the profit before tax of the Group and £3,171,000 to its revenues.

Other intangibles relate to the value of the acquired order book and the value of Evolution's customer relationships. The remaining excess of purchase consideration over the fair value of net assets acquired of £6,247,000 has been capitalised as goodwill. This is attributable to anticipated synergies, customer loyalty, business processes and the value of the assembled workforce including industry specific knowledge and technical skills. Some of these relate to intangible assets, however they cannot be individually separated from Evolution and reliably measured due to their nature and hence are included within goodwill.

If all of the acquisitions had occurred at the beginning of the financial year, the Group's pro forma revenue and profit before tax for the year ended 31 March 2006 would have been approximately £109.4 million and £12.0 million respectively, prior to pre-acquisition exceptional items in Evolution.

20. Financial instruments

Financial risk management

Treasury activities are managed under policies and procedures approved and monitored by the Board. These are designed to reduce the financial risks faced by the Group, which primarily relate to credit risk, foreign currency risk, interest rate risk and liquidity risk. The Group does not undertake any trading or speculative activity in financial instruments.

Credit risk

The Group monitors its exposure to credit risk on an ongoing basis. Cash investments are only allowed in liquid securities with major financial institutions that satisfy specific criteria. The maximum credit risk exposure at the balance sheet date is represented by the carrying value of financial assets and there are no significant concentrations of credit risk.

Foreign currency risk

Translation

The Group has an operation in the United States of America, hence exposing the Group to foreign exchange risk on the translation of the balance sheet and income statement into sterling. The Group does not currently hedge the foreign exchange risk relating to the translation of the balance sheet and income statement of overseas operations.

Transaction

Operations are also subject to foreign exchange risk from committed transactions denominated in currencies other than their functional currency and, once recognised, the revaluation of foreign currency denominated assets and liabilities.

To mitigate foreign exchange risk arising from transactions denominated in other currencies, the Group's policy is to eliminate 50% of currency exposures on award of contract and 50% at the time customer invoices are raised, through forward currency contracts. 6% (2005: 9%) of the revenues of the Group is derived from customers outside the UK. Approximately 1.1% (2005: 0.5%) of revenue is invoiced in the foreign currencies of the customers involved. All other revenue is denominated in sterling.

There were no outstanding cash flow hedges at the balance sheet date for the years ended 31 March 2004, 2005 and 2006.

Interest rate risk

The Group's policy is to fund its operations through the use of retained earnings, equity and bank debt. Currently there is no exposure to interest rate risk on debt. The only interest bearing financial assets held by the Group are cash and cash equivalents. Group cash and cash equivalent balances are invested on a floating rate basis to ensure immediate access to funds. The interest rate risk profile of these financial assets was as follows:

	2006 £'000	2005 £'000
Sterling denominated floating rate financial assets	16,486	21,244
Euro denominated non-interest bearing financial assets	80	37
US dollar denominated non-interest bearing financial assets	53	220
	16,619	21,501

Interest based on LIBOR is earned on the sterling floating rate financial assets. No interest is earned on the euro and US dollar bank balances.

The Group did not have any interest bearing financial liabilities at 31 March 2006 and at 31 March 2005.

Liquidity risk

The Group aims to mitigate liquidity risk by managing cash generation by its operations and applying cash collection targets throughout the Group. Investment is carefully controlled, with authorisation limits operating up to Group Board level and cash payback periods applied as part of the investment appraisal process.

20. Financial instruments continued

Fair value of financial assets and liabilities

There were no significant differences between the carrying amounts shown in the balance sheet and the fair value of the Group's financial assets at 31 March 2006 and 31 March 2005. For current trade and other receivables/payables which are recoverable/payable within one year, the nominal value is deemed to reflect the fair value. The table below presents the carrying amounts and fair values of the Group's financial assets and liabilities at 31 March 2006 and at 31 March 2005.

	2006 £'000	2005 £'000
Carrying value and fair value		
Financial assets		
Cash	16,619	21,501
Financial liabilities		
Provisions	300	–

Borrowing facilities

The Group has an undrawn borrowing facility relating to a sterling overdraft repayable on demand. The facilities available at 31 March in respect of which all conditions precedent had been met were as follows:

	2006 £'000	2005 £'000
Expiring in one year or less	5,000	5,000

21. Obligations under operating leases

The Group has entered into commercial leases on certain properties and items of machinery. The property leases have durations of between two and ten years. As at 31 March the Group had outstanding commitments under non-cancellable operating leases, which fall due as follows:

Future minimum lease payments payable	2006 £'000	2005 £'000
Within one year	2,498	2,134
After one year but not more than five years	6,892	6,951
After five years	4,140	5,082
	13,530	14,167

There are no subleases or contingent rentals.

22. Capital commitments

The Group had capital commitments relating to property, plant and equipment of £1,043,000 at 31 March 2006 (2005: £1,144,000).

23. Related party transactions

The remuneration of Directors and other members of key management, recognised in the income statement, is set out below in aggregate. Key management are defined as the Board of Detica Group plc and other persons classified as "persons discharging management responsibility" under the rules of the Financial Services Authority. Further information on the remuneration of the Directors is disclosed in the Directors' remuneration report.

	2006 £'000	2005 £'000
Short-term employee benefits	1,280	931
Post-employment benefits	94	72
Share-based payments	184	117
	1,558	1,120

During the year the Group contracted with Pipplus Limited, a company of which Mark Mayhew (one of the Group's Non-Executive Directors) is Chief Executive Officer. The contract was entered into on an arm's length basis and related to fixed price work totalling £30,000. The work concluded in December 2005 and there are no outstanding balances.

There were no other significant related party contracts and transactions during the year ended 31 March 2006 or the year ended 31 March 2005.

24. Principal subsidiaries

The following represent the principal subsidiary undertakings of the Group at 31 March 2006, all of which operate principally in their country of incorporation.

Company name	Country of incorporation	Principal activity	Proportion of ordinary share capital held
Detica Limited	England and Wales	IT services and solutions	100%
Detica Consulting Group Limited (formerly Evolution Consulting Group Limited)	England and Wales	IT services and solutions	100%
Detica System Integration Limited*	England and Wales	IT services and solutions	100%
Detica Inc*	USA	IT services and solutions	100%
StreamShield Networks Limited	England and Wales	Internet content security	97.8%
Detica Holdings Limited	England and Wales	Holding Company	100%
Rubus Limited	England and Wales	Holding Company	100%

*Held indirectly via intermediate holding companies.

The proportion of ordinary share capital held is equivalent to the proportion of voting rights held for all subsidiary undertakings.

25. Transition to IFRS

These are the Group's first consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") adopted by the European Union. The accounting policies referred to in note 1 have been applied in preparing the consolidated financial statements for the year ended 31 March 2006, the comparative information for the year ended 31 March 2005 and the preparation of the opening IFRS balance sheet at 1 April 2004, the date of transition to IFRS.

An explanation of how the transition from UK GAAP to IFRS has affected the Group's financial position and financial performance is set out in the following tables and notes accompanying them.

There have been no changes to the Group's cash flows as a result of the transition. The IFRS cash flow format is similar to UK GAAP but presents various cash flows in different categories and in a different order from the UK GAAP cash flow statement. All of the IFRS accounting adjustments net out within net cash flows from operating activities.

25a. Effect of IFRS adoption on profit for the prior year

	Note	Year ended 31 March 2005 £'000
Profit for the period reported under UK GAAP		6,863
Share-based payments	A	(319)
Holiday accrual movement	B	(66)
Goodwill amortisation	C	653
Tax movement on share options	D	(741)
Deferred tax on holiday pay accrual	D	20
Utilisation of tax losses	D	(258)
Profit for the period reported under IFRS		6,152

25b. Effect of IFRS adoption on equity

	Note	1 April 2004 £'000	31 March 2005 £'000
Total equity reported under UK GAAP		26,844	33,132
Goodwill amortisation	C	–	653
Dividends payable	E	792	911
Holiday pay accrual	B	(532)	(598)
Deferred tax asset – share-based payments	D	1,306	932
Deferred tax asset – holiday pay accrual	D	160	179
Utilisation of tax losses	D	–	(258)
Total equity reported under IFRS		28,570	34,951

25c. Explanatory notes to the IFRS adjustments

Transitional arrangements upon first-time adoption of IFRS (IFRS 1)

IFRS 1 "First-time Adoption of International Financial Reporting Standards" sets out the transition rules, which must be applied, when IFRS is adopted for the first time. The standard sets out certain mandatory exemptions to retrospective application and certain optional exemptions. The most significant optional exemptions available and taken by the Group are as follows:

- the Group has elected not to apply retrospectively the provisions of IFRS 3 "Business Combinations", to acquisitions that occurred prior to the Group's transition date of 1 April 2004 (namely the acquisition of Rubus in August 2003);
- the Group has elected not to apply the provisions of IFRS 2, "Share-based Payments", to share options granted on or before 7 November 2002 which had not vested before 1 January 2005; and
- the Group has elected not to apply IAS 39, "Financial Instruments", to the comparative period (see note 1). As at 31 March 2004 and 31 March 2005 there were no outstanding cash flow hedges. If IAS 39 had been adopted for the comparative period, any changes in the fair value of derivatives would have been recognised in the income statement unless covered by a designated cash flow hedge.

The adjustments between UK GAAP and IFRS for the year ended 31 March 2005 are detailed below.

A. Share-based payments (IFRS 2)

An additional charge of £319,000 for the year ended 31 March 2005 has been made in the IFRS income statement to spread the fair value of share options and LTIPs over the three and four year service obligations of those incentives.

B. Holiday accruals (IAS 19)

Accruing for holiday pay was not required under UK GAAP but is required under IFRS. A charge of £66,000 made for the year ended 31 March 2005, relating to the movement in holidays that have accrued to employees but have not yet been taken at the balance sheet date, is recorded in the IFRS profit and loss account reconciliation.

C. Goodwill (IAS 36)

The Rubus goodwill amortisation charge of £653,000 for the year ended 31 March 2005 under UK GAAP is reversed under IFRS. An annual impairment review of the Rubus goodwill confirmed that no impairment charge was required under IFRS other than in respect of the utilisation of brought forward tax losses of £258,000 (see note D overleaf).

25c. Explanatory notes to the IFRS adjustments continued

D. Taxation effect of IFRS adjustments (IAS 12)

Under IAS 12 the following tax adjustments are required and result in a £979,000 net increase in the tax charge for the year ended 31 March 2005.

- the tax impact of brought forward Rubus losses amounting to a credit of £258,000 for the year ended 31 March 2005 in the UK GAAP tax charge is treated under IFRS as a reduction in Rubus goodwill and a corresponding operating expense;

- a deferred tax asset is established for the holiday pay accrual; and

- the temporary difference between the recognition of the IFRS 2 charge for share-based payments and the Group's expected future tax deduction under UK tax legislation ("Schedule 23") is established as a deferred tax asset under IFRS calculated by reference to the intrinsic value of all unexercised share options at each balance sheet date (including those issued prior to November 2002 and not otherwise valued under the IFRS transitional arrangements). The resultant credit in the tax charge is restricted to the tax effect of the cumulative IFRS 2 charge with the difference credited directly to the profit and loss reserve. This restriction also impacts the Schedule 23 tax credit previously recorded as an exceptional tax credit in the income statement under UK GAAP. The resulting additional tax charge in the IFRS income statement for the year ended 31 March 2005 is £741,000.

E. Dividends (IAS 10)

Dividends are not adjusting post-balance sheet events under IFRS and can only be accrued if they have been paid or formally approved at the balance sheet date.

Statement of Directors' responsibilities in relation to the Company financial statements

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and United Kingdom Generally Accepted Accounting Practice.

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report to the shareholders of Detica Group plc

We have audited the parent company financial statements of Detica Group plc for the year ended 31 March 2006 which comprise the balance sheet and the related notes 1 to 11. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of Detica Group plc for the year ended 31 March 2006.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the annual report, the Directors' remuneration report and the parent company financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) as set out in the statement of Directors' responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view, the parent company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether the information given in the parent company Directors' report is consistent with the financial statements. The information given in the Directors' report includes that specific information presented in the business review and financial review that is cross referred from the business review section of the Directors' report.

We also report to you, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the unaudited part of the Directors' remuneration report, the Chairman's statement, the business review, the financial review and the corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' remuneration report to be audited.

Opinion
In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006;
- the parent company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' report is consistent with the parent company financial statements.

Ernst & Young LLP
Registered auditors
Southampton
2 June 2006

Company balance sheet

At 31 March 2006

	Note	2006 £'000	2005 £'000
Fixed assets			
Investments	4	**26,190**	16,636
Current assets			
Debtors	5	**8,449**	5,246
Creditors: amounts falling due within one year	6	**13,639**	24
Net current assets		**(5,190)**	5,222
Total assets less current liabilities		**21,000**	21,858
Capital and reserves			
Called up share capital	7	**447**	447
Share premium account	8	**17,196**	17,196
Capital redemption reserve	8	**747**	747
Profit and loss reserve	8	**2,610**	3,468
Equity shareholders' funds	8	**21,000**	21,858

The Financial Statements on pages 70 to 74 were approved by the Board of Directors on 2 June 2006 and were signed on its behalf by:

Tom Black
Chief Executive

Mandy Gradden
Finance Director

Notes to the Company balance sheet

1. Accounting policies

Basis of preparation

The Financial Statements are prepared under the historical cost convention, in accordance with the Companies Act 1985 and UK Generally Accepted Accounting Practice ("UK GAAP"). The principal accounting policies adopted in the preparation of these financial statements are set out below and have been applied consistently throughout the year and the preceding year.

New accounting standards

The Company has adopted the following Financial Reporting Standards ("FRS") in these financial statements:

- FRS 17 "Retirement Benefits"
- FRS 20 "Share-based Payment"
- FRS 21 "Events after the Balance Sheet Date"
- FRS 22 "Earnings per Share"
- FRS 23 "The Effect of Changes in Foreign Exchange Rates"
- FRS 25 "Financial instruments: Disclosure and Presentation"
- FRS 26 "Financial instruments: Measurement"
- FRS 28 "Corresponding amounts"

The adoption of these standards represents a change in accounting policy for the Company. All accounting policies adopted in the current year have also been applied to the prior year.

Effect of changes in accounting policies

The adoption of FRS 21 has resulted in an amendment to the Company's profit and loss reserve for both the current and the prior year.

Under FRS 21, distributions to equity holders are not recognised in the profit and loss account, but are disclosed as a component of the movement in shareholders' equity. Dividends had previously been recognised as an appropriation in the profit and loss account. There has been no impact on the profit for the year or the prior year.

Dividends that are declared after the balance sheet date are no longer recorded as a liability at the balance sheet date. A liability is only recorded when the dividend has been formally approved. As a result of adopting FRS 21, the Company's net assets increased by £911,000 at 31 March 2005 and by £792,000 at 31 March 2004.

Investments

Investments in subsidiaries in the Company's balance sheet are held at cost less any accumulated impairment losses.

Employee share ownership trusts

Employee share ownership plan ("ESOP") trusts, which purchase and hold ordinary shares of the Company in connection with certain employee share schemes, are included in the Company financial statements. Any consideration paid or received by ESOP trusts for the purchase or sale of the Company's own shares is shown as a movement in shareholders' equity.

Taxation

The charge for taxation is based on the profit for the period and takes into account taxation deferred because of timing differences between the recognition of certain items for taxation and accounting purposes.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, except that deferred assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which the timing differences will reverse, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies

Transactions in foreign currencies are initially recorded in the functional currency by applying the spot exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss account. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transaction.

Dividends

Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

2. Profit attributable to members of the parent company

As permitted by section 230 of the Companies Act 1985, the Company has not presented its profit and loss account. The profit for the period dealt with in the accounts of the parent company, before accounting for dividends was £171,000 (2005: £1,275,000).

3. Dividends

The Directors propose a final dividend in respect of the year ended 31 March 2006 of 5.5 pence per share (2005: 4.2 pence per share) totalling £1,206,000 (2005: £911,000) and payable on 28 July 2006. The proposed dividend is subject to approval by the Annual General Meeting on 20 July 2006 and has not been recognised as a liability in these financial statements.

The amounts recognised as distributions to equity holders were as follows:

	2006 pence per share	2006 £'000	2005 pence per share	2005 £'000
Interim dividends relating to 2006/2005	2.5	547	2.1	450
Final dividends relating 2005/2004	4.2	911	3.7	792
	6.7	1,458	5.8	1,242

Dividends payable to The Employee Benefit Trust have been waived and are excluded from the amounts recognised as distributions in the table above.

4. Investments

	£'000
Shares in Group undertakings	
At 1 April 2005	16,636
Additions	9,554
At 31 March 2006	**26,190**

The addition in the year represents the acquisition of Evolution Consulting Group Limited.

Details of the Company's direct and indirect investments are included in note 24 of the Group accounts.

5. Debtors

	2006 £'000	2005 £'000
Amounts owed by subsidiary undertakings	8,449	5,246

6. Creditors: amounts falling due within one year

	2006 £'000	2005 £'000
Trade creditors	5	5
Amounts due to subsidiary undertakings	13,290	–
Accruals	344	19
	13,639	24

7. Share capital

	2006 Number '000	2005 Number '000	2006 £'000	2005 £'000
Authorised				
Ordinary shares of 2 pence each	**35,000**	35,000	**700**	700
Allotted, called-up and fully paid				
Ordinary shares of 2 pence each	**22,353**	22,353	**447**	447

The number of ordinary shares in issue at 31 March 2006 was 22,352,733 (2005: 22,352,733).

The Company has a number of share option schemes over which options to subscribe for the Company's shares or purchase shares from the Employee Trust have been granted to Directors and staff. Options granted by the Company and by the Employee Trust under the share option schemes at 31 March 2006 were as follows:

Granted during the year ended 31 March	Options at 1 April 2005	Granted in the year	Exercised in the year	Lapsed in the year	Options at 31 March 2006	Exercise price	Exercisable in the period ended 31 March
Ordinary shares of 2 pence each							
2000	9,050	–	(5,400)	–	**3,650**	36.7p	2003–2010
2001	97,903	–	(39,590)	–	**58,313**	70.7p	2004–2011
2001	17,150	–	(17,150)	–	**–**	139.2p	2004–2011
2001	5,450	–	(5,450)	–	**–**	159.4p	2004–2011
2001	27,100	–	(25,050)	–	**2,050**	305.0p	2004–2011
2002	46,300	–	(15,500)	(800)	**30,000**	240.0p	2005–2012
2003	25,001	–	(17,145)	–	**7,856**	370.0p	2006–2013
2003	148,488	–	(56,924)	(3,187)	**88,377**	328.5p	2006–2013
2003	76,343	–	(15,742)	(21,415)	**39,186**	315.0p	2006–2013
2003	35,000	–	(2,500)	–	**32,500**	1.0p*	2006–2013
2004	211,212	–	(1,680)	(26,298)	**183,234**	366.0p	2007–2014
2004	87,600	–	–	–	**87,600**	1.0p*	2007–2014
2004	140,224	–	(833)	(10,680)	**128,711**	420.0p	2007–2014
2004	19,900	–	–	(1,000)	**18,900**	592.5p	2007–2014
2005	183,675	–	(148)	(20,704)	**162,823**	577.5p	2008–2015
2005	37,000	–	–	–	**37,000**	1.0p*	2008–2015
2005	50,000	–	–	(9,000)	**41,000**	744.5p	2008–2015
2006	–	264,717	–	(1,671)	**263,046**	2.0p*	2009–2016
2006	–	19,364	–	(926)	**18,438**	807.5p	2009–2016
2006	–	15,000	–	–	**15,000**	2.0p*	2009–2016
2006	–	82,261	–	–	**82,261**	2.0p*	2010–2016
	1,217,396	381,342	(203,112)	(95,681)	**1,299,945**		
Granted by							
– Company	1,057,796	19,364	(200,612)	(94,010)	**782,538**		
– Employee Benefit Trust	159,600	361,978	(2,500)	(1,671)	**517,407**		
	1,217,396	381,342	(203,112)	(95,681)	**1,299,945**		

*Represents awards under the Group's LTIP.

The Employee Trust currently holds 476,541 ordinary shares (2005: 679,653) which are available to satisfy options granted leaving 823,404 (2005: 537,743) new issue shares which will, subject to the achievement of relevant performance conditions, be required in order to satisfy awards made under the ESOS and LTIP in the four years since the Company's flotation in 2002.

8. Reconciliation of shareholders' funds and movements on reserves

	Share capital £'000	Share premium account £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Total shareholders' funds £'000
At 31 March 2004	447	17,196	747	2,088	20,478
Prior year adjustment (see note 1)	–	–	–	792	792
At 1 April 2004	447	17,196	747	2,880	21,270
Profit for the year	–	–	–	1,275	1,275
Dividends	–	–	–	(1,242)	(1,242)
Net proceeds from the disposal of own shares	–	–	–	555	555
At 31 March 2005*	447	17,196	747	3,468	21,858
Profit for the year	–	–	–	171	171
Dividends	–	–	–	(1,458)	(1,458)
Net proceeds from disposal of own shares	–	–	–	429	429
At 31 March 2006	**447**	**17,196**	**747**	**2,610**	**21,000**

*Total shareholders' funds as previously stated were £20,947,000 before the prior year adjustment of £911,000.

9. Related party transactions

The Company has taken advantage of the exemption in FRS 8 "Related Party Transactions" from disclosing transactions with other members of the Group headed by Detica plc.

Transactions with the Directors of the Company are disclosed in the Directors' remuneration report and in note 23 of the Group accounts.

10. Contingent liabilities

The Company has entered into cross-guarantee arrangements in respect of the banking and certain leasing facilities of the Group and is the representative member for Group registration for VAT purposes.

The Company has entered into two guarantees in respect of its indirect subsidiary, Detica Inc. On 28 February 2006 the Company entered into a contract to guarantee a $1.0 million property leasing obligation. The Company also guarantees a $0.4 million corporate credit card facility.

11. Statutory and other information

There are no employees of the Company (2005: nil).

Directors' remuneration is disclosed on page 34 of the Directors' remuneration report.

The fee for the audit of the Company was £31,000 (2005: £29,000).

Five-year history

	2006 IFRS £'000	2005 IFRS £'000	2004 UK GAAP Restated (note g) £'000	2003 UK GAAP Restated (note g) £'000	2002 UK GAAP Restated (note g) £'000
Consolidated income statement					
Revenue	101,504	70,210	53,523	39,198	32,841
Operating expenses	(90,782)	(62,137)	(45,202)	(32,195)	(28,475)[c]
Operating profit[h]	10,722	8,073	8,321	7,003	4,366
Net finance income	697	718	454	434	83
Profit before tax	11,419	8,791	8,775	7,437	4,449
Tax expense	(1,868)[a]	(2,679)	(1,158)[b]	(2,327)	(1,633)[d]
Profit for the period	9,551	6,112	7,617	5,110	2,816
Attributable to					
Equity holders of the parent	9,551	6,152	7,617	5,110	2,816
Minority interest	–	(40)	–	–	–
	9,551	6,112	7,617	5,110	2,816
Earnings per share					
Adjusted basic (pence)[e]	39.5p	28.8p	30.6p	26.8p	20.9p
Adjusted diluted (pence)[e]	38.3p	28.1p	29.3p	24.1p	19.6p
Growth in adjusted diluted EPS (%)[e]	36%	n/a	22%	23%	19%
Average headcount	751	541	407	307	270
Turnover growth	45%	n/a	37%	19%	23%
Operating profit margin[f]	10.9%	11.9%	16.4%	17.9%	17.8%
Consolidated balance sheet					
Property, plant and equipment	8,502	5,739	3,676	2,780	2,356
Goodwill	9,041	2,571	2,829	–	–
Other intangible assets	1,939	–	–	–	–
Deferred tax asset	2,638	1,177	107	80	74
	22,120	9,487	6,612	2,860	2,430
Inventories	1,940	920	1,125	1,192	–
Trade and other receivables	32,699	20,014	14,746	9,617	9,283
Cash and cash equivalents	16,619	21,501	17,740	16,592	6,306
	51,258	42,435	33,611	27,401	15,589
Non-current assets held for sale	829	–	–	–	–
Total assets	74,207	51,922	40,223	30,261	18,019
Total equity	45,631	34,951	26,844	19,817	7,228
Non-current liabilities	798	–	–	–	939
Current liabilities	27,778	16,971	13,379	10,444	9,852
Total equity and liabilities	74,207	51,922	40,223	30,261	18,019

Notes

a) Including the effect of the prior year R&D credit of £1,113,000 in 2006.
b) Including the effect of an exceptional tax credit of £1,736,000 in 2004.
c) Including exceptional flotation expenses of £1,479,000 in 2002.
d) Including the effect of the tax credit on exceptional flotation expenses of £215,000 in 2002.
e) Earnings per share has been adjusted for the following items:
- 2006 – amortisation of acquired intangibles of £141,000 and prior year R&D tax credit of £1,113,000;
- 2004 – goodwill amortisation of £435,000 and exceptional tax credit of £1,736,000; and
- 2002 – exceptional flotation expenses net of tax of £1,264,000 and the pro-forma effects of the sub-division and issue of ordinary shares on flotation in April 2002.

f) Before accounting for amortisation of acquired intangibles and the impairment of Rubus goodwill as a result of utilisation of Rubus tax losses of £141,000 and £224,000 respectively in 2006; impairment of Rubus goodwill as a result of utilisation of Rubus tax losses of £258,000 in 2005; goodwill amortisation of £435,000 in 2004 and exceptional flotation expenses of £1,479,000 in 2002.
g) Restated for the implementation of UITF 38.
h) Includes the Group's investment in StreamShield Networks totalling £4,015,000 in 2006, £2,674,000 in 2005 and £495,000 in 2004.

Notice of Annual General Meeting

Detica Group plc
Registered in England and Wales – No. 3328242

Notice of 2006 Annual General Meeting
Notice is hereby given that the 2006 Annual General Meeting of the members of Detica Group plc will be held at 6th Floor, 2 Arundel Street, London WC2R 3AZ on Thursday 20 July 2006 at 2.00pm for the following purposes:

Ordinary business

1 To receive and, if thought fit, to adopt the Company's financial statements and the reports of the Directors and auditors for the year ended 31 March 2006.

2 To consider the Directors' remuneration report for the year ended 31 March 2006 and to authorise the Remuneration Committee to fix the remuneration of the Directors.

3 To re-elect Chris Banks, retiring by rotation in accordance with the Articles of Association of the Company, as a Non-Executive Director.

4 To re-elect Mark Mayhew, retiring by rotation in accordance with the Articles of Association of the Company, as a Non-Executive Director.

5 To declare a final dividend of 5.5 pence per ordinary share.

6 To reappoint Ernst & Young LLP as auditors until the next Annual General Meeting of the Company at which accounts are laid before the Company and to authorise the Directors to fix their remuneration.

Special business
To consider and, if thought fit, pass the following resolutions:

7 Ordinary resolution
THAT the authorised share capital of the Company be increased from £700,000 to £3,500,000 by the creation of 140,000,000 new ordinary shares of 2 pence each having the rights sets out in the Articles of Association.

8 Ordinary resolution
THAT, conditional upon the passing of Resolution 7 above, the Directors be authorised to capitalise sums standing to the credit of the Company's Share Premium Account in paying up in full new ordinary shares of 2 pence each (having the rights set out in the Articles of Association) and to allot and distribute such shares credited as fully paid up to the holders of ordinary shares on the Register on the record date, 21 July 2006, on the basis of 4 new ordinary shares of 2 pence for every existing ordinary share then held for which purpose the Directors are hereby authorised pursuant to Section 80 of the Companies Act 1985 (as amended) to allot and issue such ordinary shares of 2 pence each up to an aggregate nominal amount of £1,788,218.64 provided that the authority hereby conferred shall expire one month from the date of passing this Resolution.

9 Ordinary resolution
THAT the authority conferred on the Directors by paragraph 9 of the Company's Articles of Association be renewed for the period ending on the date of the Annual General Meeting in 2007 and for such period the section 80 amount shall be;

(A) if Resolutions 7 and 8 above (the "Bonus Issue Resolutions") are passed, £745,090; or

(B) if the Bonus Issue Resolutions are not passed, £149,018.

10 Special resolution

THAT, conditional upon the passing of Resolution 9 above, the power conferred on the Directors by paragraph 9.3 of Article 9 of the Company's Articles of Association be renewed for the period referred to in Resolution 9 and for such period the Section 89 amount shall be:.

(A) if Resolutions 7 and 8 above (the "Bonus Issue Resolutions") are passed, £111,760; or

(B) if the Bonus Issue Resolutions are not passed, £22,352.

By order of the Board

J Woollhead.

John Woollhead
Company Secretary

Surrey Research Park
Guildford
Surrey GU2 7YP

2 June 2006

Notes

1 Holders of ordinary shares are entitled to attend and vote and to be represented at the meeting. A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him/her. A proxy need not also be a member of the Company. The lodging of a proxy will not prevent the member attending a meeting if he/she subsequently decides to do so.

2 A proxy form for use by ordinary shareholders is enclosed. The instrument appointing a proxy and the authority (if any) under which it is signed or a notarially certified copy of such authority must be deposited at the Company's share registrars (Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL) not later than 48 hours before the time appointed for holding the meeting.

3 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 20 July 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4 In order to have the right to attend and vote at the meeting a person must have their name entered in the register of holders of ordinary shares of the Company by 6.00pm on 18 July 2006. Changes to the register after this time will be disregarded in determining the rights of any person to attend and vote at the meeting.

5 In accordance with paragraph 29 of Schedule 13 to the Companies Act 1985, the register of Directors' interests in the share capital of the Company (maintained under section 325 of the said Act) will be available for inspection at the commencement, and during the continuance, of the AGM.

6 Copies of service contracts between the Company and each of the Executive Directors will be available at the registered office of the Company on any weekday, during normal business hours from the date of this notice until the date of the meeting, and at the place of the meeting for a period at least 15 minutes prior to the AGM and during the meeting.

The Chairmen of the Audit, Nomination and Remuneration Committees will be available to answer queries during the meeting.

Explanatory notes

Resolution 3, the Board is proposing Chris Banks for re-election as a Non-Executive Director. Chris Banks was elected at the 2003 AGM, and none of the remaining Directors has held office for more than three years without re-election (Article 79). His biography is set out on page 18 of the Annual Report.

Resolution 4, the Board is proposing Mark Mayhew for re-election as a Non-Executive Director. Mark was elected at the 2003 AGM, and none of the remaining Directors has held office for more than three years without re-election (Article 79). His biography is set out on page 18 of the Annual Report.

Resolution 7 will, if approved, increase the authorised share capital of the Company to £3,500,000 by the creation of an additional 140,000,000 new ordinary shares of 2 pence each, representing an increase of 400% in the authorised ordinary share capital of the Company. This increase in capital is necessary to enable the proposed bonus issue, if approved, to be implemented. Full details regarding this proposed bonus issue are given in the circular addressed to shareholders dated 2 June 2006 and enclosed with the Annual Report and Accounts.

Resolution 8 will if approved, authorise the Directors to allot 4 bonus shares for every one share currently held. Full details regarding this proposed bonus issue are given in the circular addressed to shareholders dated 2 June and enclosed with the Annual Report and Accounts.

Resolution 9 will, if approved, renew the Directors' authority to allot relevant securities up to an aggregate nominal amount of £745,090, being approximately (but not more than) one third of the ordinary share capital of the Company that will be in issue assuming that Resolutions 7 and 8 are approved and, accordingly, the bonus issue is implemented. Otherwise, the renewal of such authority will be to allot relevant securities up to an aggregate nominal amount of £149,018 being approximately (but not more than) one third of the Company's issued ordinary share capital as at the date of notice of AGM. As at the date of the notice of AGM, the Company did not hold any treasury shares.

The Directors wish to retain the flexibility to allot relevant securities should they consider this to be in the best interests of the Company and they may exercise the authority in connection with any acquisition which the company may undertake during the period of the authority. No issue will be made which would effectively alter control of the Company without the prior approval of shareholders in general meeting. The authority will, if granted, replace the similar authority conferred on the Directors at the 2005 AGM and will lapse on the date of the AGM in 2007.

Resolution 10, a special resolution, will, if approved, permit the Directors, until the conclusion of the 2007 AGM of the Company, to allot equity securities wholly for cash in a non-pre-emptive manner,

(i) in connection with a rights issue; and

(ii) otherwise than in connection with a rights issue, up to an aggregate nominal amount of £111,760, assuming that Resolutions 7 and 8 are approved and, accordingly, the bonus issue is implemented, or £22,352 otherwise;

as if section 89(1) of the Companies Act 1985 (as amended) did not apply to any such allotment; under this authority and power the Directors may during such period make offers or agreements which would or might require securities to be allotted after the expiry of such period.

The amount of shares which may be issued other than by way of rights issue pursuant to the power granted by this resolution, if approved, will be limited to a nominal value which is equivalent to 5% of the issued equity share capital on the date of the notice of AGM (after adjustment for the bonus issue, assuming that Resolution 7 and 8 are approved and, accordingly, the bonus issue is implemented or otherwise on the basis of the actual issued equity share capital on the date of such notice). The power will, if granted, replace the similar power conferred on the Directors on 21 July 2005 and which lapses on 20 July 2006.

For the purposes of this Resolution:

(i) "rights issue" means an issue of equity securities to holders (other than the Company) on the register on a record date fixed by the Directors of ordinary shares in proportion to their respective holdings (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory;

(ii) references (except in paragraph (v) below) to an allotment of equity securities shall include a sale of treasury shares;

(iii) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights; and

(iv) words and expressions defined in or for the purposes of Part IV of the Companies Act 1985 (as amended) shall bear the same meanings herein; and

(v) the power in Resolution 10, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority in Resolution 9 above.

Advisors

Bankers
HSBC Bank plc
Global House
High Street
Crawley
West Sussex
RH10 1DL

Auditors
Ernst & Young LLP
Wessex House
19 Threefield Lane
Southampton
SO14 3QB

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Stockbrokers
UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Registered office
Surrey Research Park
Guildford
Surrey
GU2 7YP

Tel: +44 (0) 1483 816000
Fax:+44 (0) 1483 734531

www.detica.com

Financial calendar

2006 annual results announced
5 June 2006

Annual Report and financial statements circulated
June 2006

Annual General Meeting
20 July 2006

Final dividend payment
28 July 2006

Interim results announced
November 2006

Interim dividend payment
January 2007

Designed and produced by Radley Yeldar (London)

Detica

Surrey Research Park, Guildford GU2 7YP UK
www.detica.com

Detica Group Plc - Acquisition

Detica Group Plc
31 July 2006

31 July 2006

Detica Group plc

Acquisition of Inforenz Limited
&
Statement regarding possible acquisition

Acquisition of Inforenz Limited

Detica Group plc ('Detica') announces that on 19 July 2006 it completed the acquisition of Inforenz Limited ('Inforenz'). Inforenz provides a specialised range of computer forensic services and products to the commercial and law-enforcement markets. The initial consideration paid was £1.0 million in cash, with up to a further £1.0 million in cash depending upon the performance of Inforenz in the period to 31 October 2007. Inforenz was privately owned and in its audited accounts for the year ended 31 October 2005, reported revenues of £0.8 million and profits before tax of £0.2 million. The acquisition is expected to be modestly earnings enhancing in year one.

Commenting on the acquisition of Inforenz, Tom Black, Chief Executive of Detica said;

'We are extremely pleased with this transaction, which strengthens significantly our portfolio of investigatory services and products for commercial and law enforcement clients. Inforenz has been a very successful business in recent years and we believe that combining our resources will enable us to build further on that success.'

Statement regarding possible acquisition

Detica also announces today that it has reached an advanced stage of discussions with the Board of an unlisted, UK-based consultancy business, on the terms of a transaction whereby Detica would acquire the entire issued share capital of that business.

The acquisition consideration, in the region of £30 million to £35 million including earn out, would be satisfied by a mixture of new Detica shares to be issued to the vendors and cash from Detica's existing cash resources and borrowing facilities. It is expected that the transaction would not require Detica shareholder approval under the United Kingdom Listing Authority's Listing Rules. A further announcement will be made in due course.

For further information, please contact:

Detica Group plc Mandy Gradden, Finance Director	01483 816 000
Financial Dynamics Edward Bridges	020 7831 3113

Note to editors

Inforenz Limited http://www.inforenz.com/ is a computer forensics investigation company dedicated to helping commercial organisations, the legal community and law enforcement agencies recover data and investigate unusual, unauthorised or illegal computer activities.

Inforenz personnel are particularly skilled in cryptography, password cracking, key recovery, steganography and steganalysis, metadata analysis and forensic hardware and component disassembly. They provide support services throughout or at the most difficult stages in computer forensics investigations.

With its innovative and highly specialised suite of software tools, and its massively powerful parallel computing platform Deep Thought, Inforenz brings unrivalled resources to an investigation and minimises disruption to an organisation's business activities.

Inforenz also produces forensics software, Forager, to help forensics specialists speed up their own investigations.

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

CHWP000

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03328242

Name of company

* insert full name of company

*DETICA GROUP PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 20 JULY 2006 the nominal capital of the company has been increased by £ 2,500,000 beyond the registered capital of £ 700,000.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

THE SHARES WILL RANK PARI PASSU IN ALL RESPECTS WITH THE EXISTING ISSUED ORDINARY SHARES OF THE COMPANY.

Please tick here if continued overleaf

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed	Designation ‡	Date
[signature]	SECRETARY	2 AUGUST 2006

Presenter's name address and reference (if any) :
JOHN WOODHEAD
01483 816400

For official Use (02/06)
General Section
Post room

Notes

The address for companies registered in England and Wales or Wales is :-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX 33050 Cardiff

or, for companies registered in Scotland :-

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
for the record

file share docs. sent 3/8/06

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 03328242.

Company name in full: DETICA GROUP plc.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24	07	2006			

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	89410932		
Nominal value of each share	2p		
Amount (if any) paid or due on each share (including any share premium)	NIL.		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100.1		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PLEASE SEE ATTACHED SCHEDULE. Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 27.

Signed [signature] Date 3 August 2006.

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

COMPANY : DETICA GROUP PLC

ISSUED SECURITY : 01 ORDINARY SHARES OF 2P EACH

CAPITAL TASK CODE : 2787-01 BONUS ISSUE 2006 4:1 ALLOTMENT DATE : 24 JUL 2006

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
00014548	ABDULLAH MOHAMMED /MR. 266 UPMINSTER ROAD NORTH, RAINHAM, ESSEX RM13 9JL	1800
00005186	ABI /PREMISES/ LIMITED 51 GRESHAM STREET, LONDON EC2V 7HQ	4
00000042	ADKINS MATTHEW GORDON /MR. 65 HILLVIEW COURT, HILLVIEW ROAD, WOKING, SURREY GU22 7QW	52840
00000058	AGG DAVID ANTHONY /DR. 9 LAUSTAN CLOSE, GUILDFORD, SURREY GU1 2TS	5992
C0002876	ALLIANCE TRUST SAVINGS NOMINEES LIMITED P O BOX 164, MEADOW HOUSE, 64 REFORM STREET, DUNDEE DD1 9YP	1052
00000084	AMARSHI JAY KRISHNA /MR. 12 BEECHFIELD PLACE, MAIDENHEAD, BERKSHIRE SL6 4BP	2000
0000009A	ANGUS WENDY /MRS. 94 OAKS AVENUE, WORCESTER PARK, SURREY KT4 8XF	38400
00008852	ANSTEY DENYSE MARIE NOEL /MRS. 26 NEW STREET, ST DUNSTANS, CANTERBURY, KENT CT2 8AU	3200
C0018658	APOLLO NOMINEES LIMITED CRE A/C 1 FINSBURY AVENUE, LONDON EC2M 2PP	15588
00000102	APOOLINGUM RICHARD MARK IAN /MR. 2 ACUBA HOUSE, ACUBA ROAD, EARLSFIELD, LONDON SW18 4QS	2900
00000118	APPLEBY SUSAN /DR. 32 CHURCH ROAD, SWINDON VILLAGE, CHELTENHAM, GLOUCESTERSHIRE GL51 9QS	54576
00003805	ARCHER NEIL GORDON /MR. ARCHER ADELE WILLIAMS /MRS. FIRSWOOD, SWIFE LANE, BROAD OAK, HEATHFIELD, EAST SUSSEX TN21 8UR	2000
00000123	ARCHER STEFFEN /DR. 9 CLIFFORD COURT, WESTBOURNE PARK VILLAS, LONDON W2 5EE	3612
00005408	ARNOLDI HELMUT WERNER /MR. 23 OXSHOTT WAY, COBHAM, SURREY KT11 2RU	4000
00000144	ARTHUR JAMES ANDREW GORDON /MR. 31 CANAL WHARF, CHICHESTER, WEST SUSSEX PO19 8EY	600
C2327256	ASCO NOMINEES LIMITED PEPG A/C 3RD FLOOR, ALEXANDRA BUILDINGS, QUEEN STREET, MANCHESTER M2 5JJ	400
00003460	ASTOR CARE LIMITED 37 NEWLAND STREET, EYNSHAM, OXFORDSHIRE OX29 4LB	40000
00015370	BAINS DIANA MARGARET /MRS.	480

LYNDALE, FOREST DRIVE, KINGSWOOD, SURREY KT20 6LB

C002272A	THE BANK OF NEW YORK /NOMINEES/ LIMITED 1 CANADA SQUARE, LONDON E14 5AL	1842172
C0480478	THE BANK OF NEW YORK /NOMINEES/ LIMITED BIL A/C 1 CANADA SQUARE, LONDON E14 5AL	462056
C5324748	THE BANK OF NEW YORK /NOMINEES/ LIMITED CFPCA A/C 1 CANADA SQUARE, LONDON E14 5AL	12000

OUNT BER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
76897	THE BANK OF NEW YORK /NOMINEES/ LIMITED 585665 A/C 1 CANADA SQUARE,LONDON E14 5AL	2400000
36319	THE BANK OF NEW YORK /NOMINEES/ LIMITED THELM A/C 1 CANADA SQUARE,LONDON E14 5AL	40000
31085	BARCLAYS CAPITAL NOMINEES / NO 2 / LIMITED NO2 A/C 5 THE NORTH COLONNADE,CANARY WHARF,LONDON E14 4BB	142780
02881	BARCLAYSHARE NOMINEES LIMITED 1 CHURCHILL PLACE,LONDON E14 5HP	1443060
57361	BARRATT AND COOKE NOMINEES LIMITED N54267HU A/C 5 OPIE STREET,NORWICH,NORFOLK NR1 3DW	856
09664	BARROW GERALD /MR. NO 5 TEACHERS TERRACE,RAKE ROAD,LISS,HANTS GU33 7ED	4000
00170	BARTLEY LUCY /MISS. FASTBRIDGE FARM COTTAGE,GUILDFORD ROAD,ALFOLD,CRANLEIGH, SURREY GU6 8HE	200
08787	BATES CARL ROGER /MR. 4 THE POPLARS,ASCOT,BERKSHIRE SL5 9HZ	2468
00186	BATES LOUISA GRACE /MISS. 14 PRIESTLY GARDENS,OLD WOKING,SURREY GU22 9YZ	600
45240	BBHISL NOMINEES LIMITED 125680 A/C 5TH FLOOR,MARINER HOUSE,PEPYS STREET,LONDON EC3N 4DA	15780
4663A	BBHISL NOMINEES LIMITED 126650 A/C 5TH FLOOR,MARINER HOUSE,PEPYS STREET,LONDON EC3N 4DA	103516
26490	BDS NOMINEES LIMITED GPEP A/C PO BOX 1035,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE NE99 1NY	52124
09225	BEDFORD DAVID JOHN /MR. PEARTREE LODGE,BLACKNESS LANE,WOKING GU22 7SB	1600
63947	BEE KEVIN /MR. 44 HUNTERS CHASE,CAVERSHAM HEIGHTS,BERKSHIRE RG4 7XH	508
00204	BEECHER MARK ANDREW /MR. FIELD COTTAGE,HOLE LANE,BENTLEY,NR FARNHAM, SURREY GU10 5LP	2100
06170	BEESLEY ALFRED ERNEST /MR. GREEN ACRE,6 WARBOROUGH ROAD,SHILLINGFORD,WALLINGFORD, OXON OX10 7SA	932
03826	BELL MARGARET /MRS. 529 FULWOOD ROAD,SHEFFIELD S10 3QB	2240
04562	BENNETT CYNTHIA /MRS. 20 WESTERN ROAD,SUTTON,SURREY SM1 2TE	2000
04578	BENNETT MALCOLM JAMES /MR. 20 WESTERN ROAD,SUTTON,SURREY SM1 2TE	4000
00225	BENNETT MARK ARWYN /MR. HEATH FARMHOUSE,HEATH LANE,BUSBRIDGE,GODALMING, SURREY GU7 1UN	1256760

```
00000246 BIGGS   MICHAEL GRAHAM  /MR.                                        1600
         7 BRANSTONE CLOSE,GUILDFORD,SURREY   GU2 9UJ

00000251 BILES   NEIL SIMON  /MR.                                            6600
         FLAT 4 AVENUE HOUSE,UPPER WARREN AVENUE,
         CAVERSHAM   RG4 7EF

00000267 BIRD   CARL MITCHELL  /DR.                                          4000
         NORTH LODGE,PRIORSFIELD ROAD,COMPTON,GUILDFORD,
         SURREY   GU3 1DW
```

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
00000288	BLACK THOMAS JOSEPH /DR. NURSTED BARNS,BURITON,PETERSFIELD,HAMPSHIRE GU31 5RW	6540
C6374742	BNY CLEARING NOMINEES LIMITED ONE CANADA SQUARE,LONDON E14 5AL	5600
C2232783	BNY GIL CLIENT ACCOUNT /NOMINEES/ LIMITED LST A/C 1 CANADA SQUARE,LONDON E14 5AL	64000
C0017412	BNY NORWICH UNION NOMINEES LIMITED LIFE A/C 1 CANADA SQUARE,LONDON E14 5AL	157800
C0046581	BNY NORWICH UNION NOMINEES LIMITED FIREINV A/C 1 CANADA SQUARE,LONDON E14 5AL	20000
C0206478	BNY NORWICH UNION NOMINEES LIMITED FIRESF A/C 1 CANADA SQUARE,LONDON E14 5AL	6400
C2535497	BNY NORWICH UNION NOMINEES LIMITED LEIC A/C 1 CANADA SQUARE,LONDON E14 5AL	8800
C0937066	BNY /OCS/ NOMINEES LIMITED 1 CANADA SQUARE,LONDON E14 5AL	2725968
C4985299	BNY /OCS/ NOMINEES LIMITED SHEPS A/C 1 CANADA SQUARE,LONDON E14 5AL	66800
C5231567	BNY /OCS/ NOMINEES LIMITED WL A/C 1 CANADA SQUARE,LONDON E14 5AL	800
C5238052	BNY /OCS/ NOMINEES LIMITED HIT A/C 1 CANADA SQUARE,LONDON E14 5AL	3380000
C5501765	BNY /OCS/ NOMINEES LIMITED ESPSBEB A/C 1 CANADA SQUARE,LONDON E14 5AL	181816
00016527	BOLAND LIAM /MR. CASTLEREASURE,DOUGLAS,CORK,IRELAND	4000
00000327	BRAUNE JEREMY WILLIAM /MR. QUARRY COTTAGE,BUSSAGE,STROUD,GLOS GL6 8AY	15000
00010736	BRAY JOHN GORDON /MR. NURSTED FARM,BURITON,PETERSFIELD,HAMPSHIRE GU31 5RW	560
C2459453	BREWIN NOMINEES LIMITED X3782 A/C PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE NE99 1SX	600
C5925810	BREWIN NOMINEES LIMITED NTNL A/C PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE NE99 1SX	10392
C6136732	BREWIN NOMINEES LIMITED HAYJR001 A/C PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE NE99 1SX	3340
C5833211	BRIDGEWELL SECURITIES NOMINEES LIMITED BDPRINC A/C OLD CHANGE HOUSE,128 QUEEN VICTORIA STREET, LONDON EC4V 4BJ	1484
C4546376	BRITEL FUND NOMINEES LIMITED BTDIRLND A/C C/O THE CHASE MANHATTAN BANK,125 LONDON WALL, LONDON EC2Y 5AJ	121068

0001135A	BRITTAIN STEFAN /MR. 132 SAXON WAY, BRADLEY STOKE, BRISTOL BS32 9AS	868
00014676	BROMLEY RODERICK /MR. 130 LONDON ROAD, RUSCOMBE, READING RG10 9HJ	2000
00000348	BROOKE ANNE LORRAINE /MS. FLAT 2 HOLLYBANK, 132 PEPERHAROW ROAD, GODALMING, SURREY GU7 2PW	4400

CCOUNT JMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
0016655	BROOKFIELD DONALD VICTOR /MR. 35 RIVERDALE ROAD, BEXLEY, KENT DA5 1QX	600
00867A	BRUCCIANI VERITY ELIZABETH /MRS. PADDOCK HOUSE, CHAPEL LANE, STOKE, ANDOVER, HAMPSHIRE SP11 0NF	31972
0016511	BRUTON MICHAEL ANDREW /MR. 14 WELLINGTON GROVE, SOLIHULL, WEST MIDLANDS B91 1EA	3400
0015859	BRYANT RICHARD JOHN /MR. FOREIGN & COMMONWEALTH OFFICE, MUMBAI, KING CHARLES STREET, LONDON SW1A 2AH	2412
00038A	BURFOOT TIMOTHY /MR. PEAR TREE MEADOW, GRAFHAM ROAD, ELLINGTON THORPE, HUNTINGDON CAMBRIDGESHIRE PE28 0AW	11484
0000408	BURTON EDWARD FRANCIS GERARD /MR. SORREL, RED HILL, MEDSTEAD, ALTON, HAMPSHIRE GU34 5EE	34668
0016156	BUTCHER WENDY PATRICIA 91 LOUGHBOROUGH ROAD, BRADMORE, NOTTS NG11 7PA	320
0008348	BUTLER DIANA ELIZABETH /MRS. TERANT COTTAGE, PEAT COMMON, ELSTEAD, GODALMING, SURREY GU8 6DX	600
362095	CALDER JOHN WATSON /MR. CALDER PATRICIA ELIZABETH /MRS. WOODPECKERS, LITTLE CROFT ROAD, GORING, READING, BERKSHIRE RG8 9ER	1228
0013370	CARTER ELISE ANNE /MS. 27 HAMPTON LANE, WINCHESTER, HAMPSHIRE SO22 5LF	1048
000413	CATTERSON MARK PETER /MR. 4 TURNPIKE WAY, OAKLEY, BASINGSTOKE, HANTS RG23 7BW	5200
016613	CHAMBERS ANDREW JOHN /MR. 13 CROMWELL VIEW, CAISTOR, MARKET RASEN, LINCOLNSHIRE LN7 6UH	1000
000434	CHANA OMKAR SINGH /DR. 18 HALL ROAD, ISLEWORTH, MIDDLESEX TW7 7PQ	2000
070753	CHASE /GA GROUP/ NOMINEES LIMITED GA A/C P O BOX 18171, 125 LONDON WALL, LONDON EC2Y 5AJ	132000
073168	CHASE /GA GROUP/ NOMINEES LIMITED GAFLAC A/C P O BOX 18171, 125 LONDON WALL, LONDON EC2Y 5AJ	15600
001570	CHASE NOMINEES LIMITED P O BOX 18171, 125 LONDON WALL, LONDON EC2Y 5AJ	640000
221659	CHASE NOMINEES LIMITED LEND A/C P O BOX 18171, 125 LONDON WALL, LONDON EC2Y 5AJ	1581408
212237	CHASE NOMINEES LIMITED 17538 A/C P O BOX 18171, 125 LONDON WALL, LONDON EC2Y 5AJ	540324
354613	CHASE NOMINEES LIMITED BGILIFEL A/C PO BOX 18171, 125 LONDON WALL, LONDON EC2Y 5AJ	721772

C335687A	CHASE NOMINEES LIMITED BGIOMNI A/C PO BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	64080
C3356885	CHASE NOMINEES LIMITED BGILIFE A/C PO BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	36520
C3536565	CHASE NOMINEES LIMITED DGZGER A/C P O BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	4000
C3537356	CHASE NOMINEES LIMITED DGZLUX A/C P O BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	160000

ɔCOUNT ɹMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
3807371	CHASE NOMINEES LIMITED JAPAN A/C P O BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	33200
3904360	CHASE NOMINEES LIMITED FCLEND A/C P O BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	1340000
1060172	CHASE NOMINEES LIMITED USRESLD A/C P O BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	31880
1490224	CHASE NOMINEES LIMITED CMBFLEM A/C P O BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	221200
1967173	CHASE NOMINEES LIMITED FISL A/C P O BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	713476
5185360	CHASE NOMINEES LIMITED USSLEND A/C P O BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	65364
5102882	CHASE NOMINEES LIMITED 31736 A/C P O BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	1376000
5106668	CHASE NOMINEES LIMITED 30319 A/C P O BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	76000
5154526	CHASE NOMINEES LIMITED 02303 A/C P O BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	600000
5154594	CHASE NOMINEES LIMITED 02413 A/C P O BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	13588
548731A	CHASE NOMINEES LIMITED UBSGAMEQ A/C P O BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	156288
5759152	CHASE NOMINEES LIMITED NILGOSC A/C P O BOX 18171,125 LONDON WALL,LONDON EC2Y 5AJ	264936
0013950	CHEEMA NASHEEBA KHAN- /MRS. 51 ESSEX PARK,FINCHLEY,LONDON N3 1ND	1100
0001348	CHEEMA UMAR MANZOOR KHAN- /DR. 51 ESSEX PARK,LONDON N3 1ND	14000
0000455	CHEESE JONATHAN JOHN /MR. 4 IVEAGH ROAD,GUILDFORD,SURREY GU2 7PU	8724
0003455	CHEUNG SIDNEY /MR. FLAT 3,22 ELVASTON PLACE,LONDON SW7 5QE	62800
0385640	CHEVIOT CAPITAL /NOMINEES/ LIMITED GENPEP A/C DEVONSHIRE HOUSE,60 GOSWELL ROAD,LONDON EC1M 7AD	900
0000476	CHRISTENSEN JANINE LOUISE /MISS. 26 THE LAMPORTS,ALTON GU34 2QU	300
1973621	CINNAMON INVESTMENTS LIMITED WARREN HOUSE,ARGENT COURT,SYLVAN WAY,BASILDON, ESSEX SS15 6TH	2200
0018577	CITIFRIENDS NOMINEE LIMITED CITIGROUP CENTRE,CANADA SQUARE,CANARY WHARF, LONDON E14 5LB	260000
0021547	CITIGROUP GLOBAL MARKETS U K EQUITY LIMITED SBUKE A/C INCOME PROCESSING,CITIGROUP LEVEL 5,MAIL DROP CGC-05-52,	21336

	CANARY WHARF, LONDON E14 5LB	
C0002254	CITY OF BRADFORD METROPOLITAN DISTRICT COUNCIL SF A/C DEPARTMENT OF FINANCE, INVESTMENTS SECTION, BRITANNIA HOUSE HALL INGS, BRADFORD BD1 1HX	382000
00003787	CLARK BARBARA ALLAMS /MRS. 8 GOVERS MEADOW, COLYTON, DEVON EX24 6PG	2800
00018370	CLARKSTONE ANTHONY /MR. 33B SACKVILLE GARDENS, HOVE, BRIGHTON BN3 4GJ	9264

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
00000497	CLARKSTONE ANTHONY DAVID /MR. 18 ELTHAM PARK GARDENS, LONDON SE9 1AW	5500
0000050A	CLIFTON REBECCA JOANNE /MRS. 65 GEORGE ROAD, GUILDFORD, SURREY GU1 4NR	400
00004272	CLOSE TRUSTEES JERSEY LIMITED TDE41010 A/C KINGSGATE HOUSE, 55 ESPLANADE, ST HELIER, JERSEY, CHANNEL ISLANDS JE2 3QB	1421896
00000515	COLBROOK ADRIAN /DR. BAGLEY WOOD BARN, BRUNCOMBE LANE, BAYWORTH, OXFORDSHIRE OX13 6QT	188580
00000520	CONWAY CHRISTOPHER JOHN /MR. 32 PENSFORD AVENUE, KEW GARDENS, RICHMOND, SURREY TW9 4HP	189344
C6311305	COOK NICHOLAS CHARLES /MR. 18 GOOSE GREEN, HOOK, HAMPSHIRE RG27 9QY	1240
C1173776	THE CORPORATION OF LLOYDS 4373801 A/C GUN WHARF, DOCK ROAD, CHATHAM, KENT ME4 4TU	400000
00000557	COTTON RYAN PAUL /MR. 22 NURSERY CLOSE, SWADLINCOTE DE11 0BQ	600
00016140	COWLING PATRICIA /MRS. GREENSLEEVES, GOLF LANE, SCOTCHMAN LANE, MORLEY, LEEDS LS27 0NW	976
C5728934	CUIM NOMINEE LIMITED 01A A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	140000
C572894A	CUIM NOMINEE LIMITED 70A A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	96000
C5728960	CUIM NOMINEE LIMITED 18A A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	3600
00000622	DARBY GRETAL MARIE B'CHLER /MISS. 81 WELHAM ROAD, LONDON SW16 6QH	2000
C2926585	DARTINGTON PORTFOLIO NOMINEES LIMITED ISA A/C COLSTON TOWER, COLSTON STREET, BRISTOL BS1 4RD	5540
00018741	DAS SAMARENDRA NATH /MR. DAS ARATI /MRS. 11 LEVYLSDENE, GUILDFORD GU1 2RS	4000
C4094059	DATSCHEFSKI GUNER /MR. COURTENAY LODGE, BUCKLAND, FARINGDON, OXFORDSHIRE SN7 8QS	920
00013404	DAVIES MELVILLE HYWEL /MR. 16 THORPE GARDENS, ALTON GU34 2BQ	2000
C3455498	DEELEY RICHARD ALLEN BARNETT /MR. 2 KIRKLAND DRIVE, CHILWELL, NOTTINGHAM NG9 6LX	1200
00000643	DELAHUNTY TIMOTHY JOHN TRUE /MR. 14 CHARMAN ROAD, REDHILL RH1 6AG	7100

C1944977	DEUTSCHE BANK AKTIENGESELLSCHAFT LONDON PROP0001 A/C WINCHESTER HOUSE,1 GREAT WINCHESTER STREET, LONDON EC2N 2EQ	99908
00003353	DICKSON HILARY /MRS. 11 ST GEORGES ROAD,FARNHAM,SURREY GU9 8NA	6000
0000067A	DOLMAN RICHARD /DR. 8 OLDFIELD DRIVE,SWADLINCOTE,DERBYSHIRE DE11 0BE	2300
00006907	DORRIAN SHARON 3 CARLETON CLOSE,HOOK,HAMPSHIRE RG27 9NB	4000

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
00000685	DOWNES PATRIC MYLES /MR. 68 CONNAUGHT ROAD, FLEET, HAMPSHIRE GU51 3LP	1000
00008928	EBDON MICHAEL /MR. 8 ELMDENE COURT, 24 CLAREMONT GROVE, EXMOUTH, DEVON EX8 2JW	2800
00009251	EDWARDS PETER /MR. WILLOW TREE HOUSE, 3 PRESTON CROWMARSH, OXFORDSHIRE OX10 6SL	1000
0000309A	ELLOR KATRINA /MRS. 50 OVERHILL ROAD, CIRENCESTER, GLOS GL7 2LG	3200
0000073A	ELLOR ROBERT GRAHAM /MR. 50 OVERHILL ROAD, CIRENCESTER, GLOS GL7 2LG	1748
00007805	ELWELL SIMON PETER GEORGE /MR. 8 PRINCES MEWS, BILLERICAY, ESSEX CM12 0FQ	1172
00000745	EMMOTT CAROLINE LOUISE /DR. 10 TRISCOMBE WAY, SPRINGBANK, CHELTENHAM, GLOUCESTERSHIRE GL51 0HW	2400
00016634	ERRINGTON THOMAS LANCELOT MACAULEY /MR. MANOR FARM COTTAGE, SCREVETON, NOTTINGHAM NG13 8JP	1040
C6575404	E TRADE SECURITIES LIMITED UNDESIGN A/C 42ND FLOOR, ONE CANADA SQUARE, CANARY WHARF, LONDON E14 5AA	59408
C6575574	E TRADE SECURITIES LIMITED ISA A/C 42ND FLOOR, ONE CANADA SQUARE, CANARY WHARF, LONDON E14 5AA	3272
C6577135	E TRADE SECURITIES LIMITED SIPP A/C 42ND FLOOR, ONE CANADA SQUARE, CANARY WHARF, LONDON E14 5AA	2000
00000750	EVANS COLIN MICHAEL /MR. CHESTERTON, THREE GATES LANE, HASLEMERE, SURREY GU27 2LD	920940
C6293858	EVO NOMINEES LIMITED DCA A/C 100 WOOD STREET, LONDON EC2V 7AN	604
00000766	FARQUHARSON KEVIN ALEXANDER /MR. EAST COTTAGE, HOOK HILL LANE, WOKING, SURREY GU22 0PT	800
00000771	FEAR MARK JONATHAN /MR. 49 HAZEL AVENUE, GUILDFORD GU1 1NS	2500
C6577778	FERLIM NOMINEES LIMITED POOLED A/C 2 GRESHAM STREET, LONDON EC2V 7QN	8000
C6307539	FEXCO STOCKBROKERS SETTLEMENT NOMINEES LIMITED 23064 A/C 12 ELY PLACE, DUBLIN 2	400
00000805	FLEMING RAOUL MORRIS /MR. 27 BLACKET PLACE, EDINBURGH EH9 1RJ	5000
00000810	FOLKES SIMON RICHARD /DR. 25 SPRINGSIDE COURT, JOSEPHS ROAD, GUILDFORD, SURREY GU1 1BT	25748

00014467	FOORD DAVID CHARLES /MR. 196 LONSDALE DRIVE, ENFIELD, MIDDLESEX EN2 7JS	260
00011992	FORBES KENNETH STUART /MR. MAYNARDS CROFT, CUTLERS GREEN, THAXTED, DUNMOW CM6 2QD	2000
00000826	FOSTER SIMON MCCANN /MR. HOLMBY, MILL LANE, SIDLESHAM, CHICHESTER, WESTSUSSEX PO20 7NA	12448
C0004442	FRANK NOMINEES LIMITED P O BOX 57005, 30 GRESHAM STREET, LONDON EC2P 2US	2400

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
)0006481	FURSE PATRICK /MR. 43 CHASEFIELD ROAD,LONDON SW17 8LW	420
)0000868	GAMBLE PAUL ALAN /MR. 11B TOWN END STREET,GODALMING GU7 1BQ	2000
)0006826	GANE DAVID CHARLES /MR. 9 SERVITE CLOSE,BOGNOR REGIS PO21 2DE	312
)0014992	GIBBS TRACY ANDRINA MCCORMACK- /MRS. SQUIRREL CHASE,8 MOORLANDS,FLEET,HAMPSHIRE GU51 3PL	796
)0011430	GIBSON JAMES /MR. APPIN HOUSE,4 STREETS PLACE,TOWNHILL, DUNFERMLINE KY12 0EQ	320
:5057121	GILTSPUR NOMINEES LIMITED BUNS A/C PO BOX 1045,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE NE99 1NU	90328
)0016109	GLADWELL ROSEMARY JUNE /MS. 16 THE AVENUE,RICHMOND,SURREY TW9 2AJ	2000
:0018911	GOLDMAN SACHS INTERNATIONAL CREPTEMP A/C PETERBOROUGH COURT,133 FLEET STREET,LONDON EC4A 2BB	396436
:0022492	GOLDMAN SACHS SECURITIES /NOMINEES/ LIMITED SEG A/C PETERBOROUGH COURT,133 FLEET STREET,LONDON EC4A 2BB	2234012
:5732183	GOSLING DONALD /SIR. 21 BRYANSTON STREET,MARBLE ARCH,LONDON W1H 8PR	80000
)0005928	GRADDEN AMANDA JANE /MS. 2 VICEROY COURT,10A MARKET MEWS,LONDON W1J 7BZ	3880
:533052A	GRANGE NOMINEES LIMITED G2 A/C PO BOX 116,TRAFALGAR COURT,ADMIRAL PARK,ST PETER PORT, GUERNSEY GY1 3EZ	244000
)0000928	GREEF DERRIE FIONA /MRS. 24 LINNET CLOSE,PETERSFIELD,HAMPSHIRE GU31 4RF	6712
)0007079	GREEN CHRISTOPHER /MR. 1 ESCOMBE DRIVE,GUILDFORD,SURREY GU2 9RE	2600
)0000949	GREENSLADE JULIAN EDWARD /MR. 14 CHESHAM MEWS,GUILDFORD,SURREY GU1 3NL	33200
)000650A	GRIEVE NEVIN DAVID /MR. 6 ASH WAY,BARKHAM,WOKINGHAM,BERKSHIRE RG41 4UW	2644
)0000954	GRIMA CARMEN /MISS. FLAT A GROUND FLOOR FLAT,51 TRENT ROAD,LONDON SW2 5BJ	3904
:1667579	HALB NOMINEES LIMITED L10071C A/C 33 GREAT CHARLES STREET,BIRMINGHAM B3 3JN	520
)0005771	HALL PETER /MR. 49 BREIGHTON ROAD,BUBWITH,SELBY,NORTH YORKSHIRE YO8 6LL	800
:2950542	HARGREAVES LANSDOWN /NOMINEES/ LIMITED 15942 A/C KENDAL HOUSE,4 BRIGHTON MEWS,CLIFTON,BRISTOL BS8 2NX	4216
:3153008	HARGREAVES LANSDOWN /NOMINEES/ LIMITED 15943 A/C	764

	KENDAL HOUSE,4 BRIGHTON MEWS,CLIFTON,BRISTOL BS8 2NX	
C3167689	HARGREAVES LANSDOWN /NOMINEES/ LIMITED PAPIN A/C KENDAL HOUSE,4 BRIGHTON MEWS,CLIFTON,BRISTOL BS8 2NX	200
C3605163	HARGREAVES LANSDOWN /NOMINEES/ LIMITED HLNOM A/C KENDAL HOUSE,4 BRIGHTON MEWS,CLIFTON,BRISTOL BS8 2NX	9632
C4748623	HARGREAVES LANSDOWN /NOMINEES/ LIMITED 15999 A/C KENDAL HOUSE,4 BRIGHTON MEWS,CLIFTON,BRISTOL BS8 2NX	2132

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
C5736473	HARGREAVES LANSDOWN /NOMINEES/ LIMITED VRA A/C KENDAL HOUSE,4 BRIGHTON MEWS,CLIFTON,BRISTOL BS8 2NX	1312
C5879528	HARGREAVES LANSDOWN /NOMINEES/ LIMITED SMA A/C KENDAL HOUSE,4 BRIGHTON MEWS,CLIFTON,BRISTOL BS8 2NX	11156
00005664	HARRISS LOUISE ELIZABETH /MRS. APPLETREE HOUSE,CHURCH LANE,BISLEY,WOKING GU24 9ED	7200
00001021	HARRISS PHILIP ANTHONY /MR. APPLETREE HOUSE,CHURCH LANE,BISLEY,SURREY GU24 9ED	13172
00016114	HART LAURA /MRS. 78 SHEPHERDS WAY,RICKMANSWORTH,HERTFORDSHIRE WD3 7NR	4000
00001037	HATCH JAMES MARK /MR. 16 CHARTERHOUSE ROAD,GODALMING,SURREY GU7 2AG	16000
00001042	HAWKINS ANDREW REGINALD GEORGE /MR. MILL COTTAGE,BARNETT LANE,WONERSH,GUILDFORD, SURREY GU5 0SA	151000
00003750	HAWKINS ANTHONY BERTRAM KAYE /MR. TREWORDER,APPERLEY,GLOUCESTER,GLOUCESTERSHIRE GL19 4DW	4000
00006928	HAWKINS PAULINE GAYE /MRS. MILL COTTAGE,BARNETT LANE,WONERSH,GUILDFORD, SURREY GU5 0SA	16000
00005975	HAWTHORN JOHN /MR. 36 POLESWORTH CLOSE,REDDITCH,WORCESTERSHIRE B98 0EE	3000
00001058	HAYCOCK RICHARD WILLIAM /MR. 103 ST JAMES PARK,TUNBRIDGE WELLS,KENT TN1 2LQ	4000
C2938346	HEARTWOOD SECOND NOMINEES LIMITED ISA A/C 77 MOUNT EPHRAIM,TUNBRIDGE WELLS,KENT TN4 8BS	2200
00001079	HICKSON ANTHONY ROBERT /MR. 1 HILLSIDE,COMMERCIAL ROAD,CHALFORD HILL,STROUD, GLOUCESTERSHIRE GL8 8QF	200
00001084	HILL ARTHUR GORDON /MR. 50 THYME CLOSE,CHINEHAM,BASINGSTOKE,HAMPSHIRE RG24 8XG	63400
C407231A	HILL ARTHUR GORDON /MR. 50 THYME CLOSE,CHINEHAM,BASINGSTOKE,HAMPSHIRE RG24 8XG	17200
00009805	HILLIARD JOHN RICHARD FREDERICK /MR. CAHERNANE GARDEN,KILLARNEY,REPUBLIC OF IRELAND	5320
C3469324	HILTON GORDON DAVIDSON /MR. DEAN HOUSE,CRIEFF ROAD,ABERFELDY,PERTHSHIRE PH15 2BJ	13800
0001235A	HINMERS CHRISTOPHER MICHAEL ELDRIDGE- /MR. 3 FIRZEWOOD,SUNBURY-ON-THAMES,MIDDLESEX TW16 6SJ	600
00008541	HINVES JULIAN ANDREW /MR. FLAT 6,SORRENTO COURT,62 ST JAMESS DRIVE,BALHAM, LONDON SW12 8SX	120
C5757460	HOBSON RONALD FRANK /MR. C/O 21 BRYANSTON STREET,MARBLE ARCH,LONDON W1H 8PR	80000

0001144 HOLCROFT EMMA PATRICIA MARY /MRS. 2800
20 LARKS WAY, KNAPHILL, WOKING, SURREY GU21 2LE

000115A HOLLAND PETER ROBERT /MR. 9100
45 WINDMILL ROAD, MINCHINHAMPTON, STROUD, GLOS GL6 9DZ

0017971 HOPCRAFT MICHAEL HAROLD /MR. 1600
AQUARIUS, BADNINISH, DORNOCH, SUTHERLAND IV25 3JB

0001170 HOPE NATASHA LOUISE /MISS. 400
7 CLIFTON CLOSE, BOUNDSTONE, FARNHAM, SURREY GU10 4TP

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
00006327	HOQUE IMAMUL PINE HOUSE, BRANKSOME PARK ROAD, CAMBERLEY, SURREY GU15 2AQ	1640
00003810	HOUGH PAULINE ELIZABETH /MRS. MANOR HOUSE, THEOBALD ROAD, BOWDON, ALTRINCHAM, CHESHIRE WA14 3HG	2400
0001587A	HOWARD MALCOLM /MR. SBM A/C 9 ASPEN WAY, BANSTEAD SM7 1LE	400
C5976710	HSBC CLIENT HOLDINGS NOMINEE /UK/ LIMITED 914349 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	76800
C0015786	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 775245 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	216800
C0016948	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 747381 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	137268
C0044657	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 744315 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	26444
C0386904	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 780737 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	40000
C0462373	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 774044 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	35056
C0462394	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 778724 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	26256
C1835730	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 810891 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	59200
C1895250	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 357206 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	1433116
C1895271	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 360509 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	113080
C2179891	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 810453 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	6800
C227305A	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 813259 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	5392544
C2299922	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 813090 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	88800
C2299938	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 813077 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	9040
C2519013	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 844359 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	282248
C2575649	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 845315 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	7496
C3778891	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 865752 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	600000
C390434A	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 872410 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	186448

C3928781	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 866203 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	110400
C4144072	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 814537 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	5324
C414418A	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 814598 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	19256
C4144297	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 814562 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	33392

COUNT MBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
220735	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 883031 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	2800
172108	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 901811 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	10000
183125	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 901562 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	1339228
309000	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 905063 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	8800
591140	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 912109 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	3000
840077	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 914945 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	24000
011573	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 926510 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	6492
230371	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 931025 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	864
277066	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 934567 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	260860
293466	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 936308 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	728960
297589	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 935079 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	16472
337295	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 941845 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	31600
449586	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 959692 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	43232
473355	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 947422 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	952216
57735A	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 969995 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	155580
667760	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 981570 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	400000
760496	HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 987389 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	14000
734935	HSBC SPMS NOMINEE /UK/ LIMITED 865880 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	152416
84261A	HSBC SPMS NOMINEE /UK/ LIMITED 872343 A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	29436
266863	HSDL NOMINEES LIMITED TRINITY ROAD, HALIFAX HX1 2RG	75996
817150	HSDL NOMINEES LIMITED MAXI A/C TRINITY ROAD, HALIFAX HX1 2RG	5552
2845080	HSDL NOMINEES LIMITED MINI A/C	336

	TRINITY ROAD,HALIFAX HX1 2RG	
C5504616	HSDL NOMINEES LIMITED SBUILD A/C TRINITY ROAD,HALIFAX HX1 2RG	2776
C5842014	HSDL NOMINEES LIMITED PEPS A/C TRINITY ROAD,HALIFAX HX1 2RG	1100
C6387490	HSDL NOMINEES LIMITED IWEB A/C TRINITY ROAD,HALIFAX HX1 2RG	222256

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
00001191	HUGHES PAUL RICHARD /MR. FLAT 4,2 ABBOT ROAD,GUILDFORD,SURREY GU1 3TA	2400
00004847	HUMPHREY TREVOR RICHARD /MR. 8 SUNSHINE CLOSE,LEDBURY,HEREFORDSHIRE HR8 2DZ	400
00001225	HUNT GEOFFREY HINDLE /MR. 5 HALLSFIELD,CRICKLADE,WILTSHIRE SN6 6LR	76000
00011012	HUNTINGFORD JOHN RAYMOND /MR. ASTRO-LODE,HOGS BACK,GUILDFORD,SURREY GU3 1DD	800
C400918A	IDEALING NOMINEES LIMITED IDLNOM A/C 114 MIDDLESEX STREET,LONDON E1 7HY	4336
C4212825	IDEALING NOMINEES LIMITED IDLISA A/C 114 MIDDLESEX STREET,LONDON E1 7HY	7824
C4658356	IDEALING NOMINEES LIMITED IDLPEP A/C 114 MIDDLESEX STREET,LONDON E1 7HY	2600
C5922460	IDEALING NOMINEES LIMITED IDMINISA A/C 114 MIDDLESEX STREET,LONDON E1 7HY	160
C2085911	JAMES BREARLEY CREST NOMINEES LIMITED WALPOLE A/C PO BOX 34,WALPOLE HOUSE,UNIT 2,BURTON ROAD, BLACKPOOL FY4 4WX	6156
C2925436	JAMES BREARLEY CREST NOMINEES LIMITED ISA A/C PO BOX 34,WALPOLE HOUSE,UNIT 2,BURTON ROAD, BLACKPOOL FY4 4WX	320
C5882132	JAMES CAPEL /NOMINEES/ LIMITED HSBCSS A/C HSBC BANK PLC,8 CANADA SQUARE,LONDON E14 5HQ	33468
00010140	JEDWELL ANDREW MICHAEL /MR. HEOL GAUAD,CYNWYD,CORWEN,DENBIGHSHIRE LL21 0NE	4000
C5879489	JIM NOMINEES LIMITED PEP A/C 15/17 MOUNT EPHRAIM ROAD,TUNBRIDGE WELLS,KENT TN1 1EN	1632
C5883550	JIM NOMINEES LIMITED JARVIS A/C 15/17 MOUNT EPHRAIM ROAD,TUNBRIDGE WELLS,KENT TN1 1EN	500
C5897520	JIM NOMINEES LIMITED ISA A/C 15/17 MOUNT EPHRAIM ROAD,TUNBRIDGE WELLS,KENT TN1 1EN	436
C0010480	J M FINN NOMINEES LIMITED SALISBURY HOUSE,LONDON WALL,LONDON EC2M 5TA	4500
00010425	JOHN TIMOTHY /MR. 21B AILSA ROAD,TWICKENHAM,MIDDLESEX TW1 1QJ	4000
00001293	JOHNS DANIEL MATTHEW /MR. 65A INGLEOW ROAD,LONDON SW8 3PE	400
00004980	JONES ANGELA /MISS. 1 CLIFTON ROAD,POOLE,DORSET BH14 9PW	1040
00001311	JONES NEFYN WYN /DR. CRABTHORN,GASDEN LANE,WITLEY,GODALMING,SURREY GU8 5QB	87000
00018987	JONES STEVEN ERIC /MR. 41 WOODLANDS ROAD,SITTINGBOURNE,KENT ME10 4SP	64

C4669428	JS&P NOMINEES LIMITED WETHERED HOUSE, POUND LANE, MARLOW, BUCKS SL7 2AF	2000
C6546431	JUNCTION NOMINEES LIMITED NSAM A/C ONE CANADA SQUARE, LONDON E14 5AL	574840
00003118	KIDD RUTH /MRS. 11 APLIN WAY, LIGHTWATER, SURREY GU18 5TY	4000
00001353	KIDD SIMON JAMES /MR. 11 APLIN WAY, LIGHTWATER, SURREY GU18 5TY	5000

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
0001369	KING PAUL ANTHONY /MR. 59 BERRYLANDS, SURBITON, SURREY KT5 8JU	600
0012370	KINGERLEE GAVIN JOHN /MR. GREGALE, MARINE DRIVE, LOOE, CORNWALL PL13 2DH	2000
000138A	KLEIN GRANT ANDREW /DR. 24 KINGSBURY AVENUE, ST ALBANS, HERTFORDSHIRE AL3 4TA	6600
0001395	KNIGHT JOHN FREDERICK /MR. 2 KIRTLE DRIVE, WINCHESTER ROAD, FOUR MARKS, HANTS GU34 5HF	4132
001364A	KNIGHT JOHN FREDERICK /MR. 2 KIRTLE DRIVE, HOUR MARKS, ALTON, HAMPSHIRE GU34 5HF	1164
0016532	KNOTT REGINALD DEREK /MR. JENNA, SOUTH GREEN, MATTISHALL, NORFOLK NR20 3JZ	800
4737214	KNOTTENBELT WILLIAM JOHN /DR. 1 OAKLEY GRANGE, MOUNT PARK ROAD, HARROW HA1 3JU	600
0001429	LANGFORD JOSEPH HUGH /MR. CEDAR COURT, 49 JACKLYNS LANE, ALRESFORD, HAMPSHIRE SO24 9LF	11000
0006021	LANGFORD NORMA EVELYN /MRS. 49 JACKLYNS LANE, ALRESFORD, HAMPSHIRE SO24 9LF	16000
0001434	LAYTON CHRISTOPHER VERLEY /MR. 35 PRINCES ROAD, TIVOLI, CHELTENHAM GL50 2TX	600
000144A	LEECH RICHARD GRAHAM /DR. 35 SOUTHAMPTON STREET, FARNBOROUGH, HAMPSHIRE GU14 9AU	36200
0012007	LEES WILLIAM /DR. LEES SHIRLEY /MRS. I THE CRESCENT, EARLING, READING RG6 7NW	2036
020911A	LEHMAN BROTHERS INTERNATIONAL /EUROPE/ PRNCIPAL A/C 25 BANK STREET, LONDON E14 5LE	47864
0001455	LEIGHTON IAN RALPH /MR. 9 TREEMOUNT COURT, GROVE AVENUE, EPSOM, SURREY KT17 4DU	22184
0016629	LENNOX GORDON WILLIAM /MR. LENNOX ELIZABETH ANNE /MRS. 18 LANGLEA COURT, BURNSIDE, GLASGOW G72 8HU	180
001612A	LEWIS THOMAS /MR. WOODLANDS, PINE RIDGE DRIVE, LOWER BOURNE, FARNHAM, SURREY GU10 3JW	2200
0001481	LITTLEBOY DARREN MARK /DR. 19 COURSE ROAD, ASCOT, BERKSHIRE SL5 7HQ	12400
0009601	LITTLEBOY DARREN MARK /MR. 19 COURSE ROAD, ASCOT, BERKSHIRE SL5 7HQ	480
0100779	LITTLEDOWN NOMINEES LIMITED P O BOX 18171, 125 LONDON WALL, LONDON EC2Y 5AJ	4628000
158869A	LITTLEDOWN NOMINEES LIMITED TIFICVC A/C P O BOX 18171, 125 LONDON WALL, LONDON EC2Y 5AJ	1403096

00001497	LITTLER JONATHAN JAMES /MR. 14 WOLSELEY ROAD, ALDERSHOT, HAMPSHIRE GU11 1NE	1248
0000150A	LIVINGSTONE LYNDA ALLAN /MRS. 81 MICKLE HILL, SANDHURST, BERKSHIRE GU47 8QU	800
C1092732	LLOYDS BANK /PEP NOMINEES/ LIMITED CAPITAL HOUSE, 1/5 PERRYMOUNT ROAD, HAYWARDS HEATH, WEST SUSSEX RH16 3SP	3284

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
:4733901	LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED AESOP1 A/C HILL SAMUEL ESOP TRUSTEES LIMITED, HIGHDOWN HOUSE, YEOMAN WAY, WORTHING, WEST SUSSEX BN13 3RA	170280
)0008933	LOGAN MARY WILSON /MRS. WHINPARK HOUSE, HUMEBYRES, KELSO, ROXBURGHSHIRE TD5 7TL	880
)0004933	LOVEGROVE ALISTAIR /MR. 9 JOLIVE COURT, ROSETREES, WARREN ROAD, GUILDFORD GU1 2HX	4904
)0010028	LOVEGROVE CAROL JEAN /MRS. 9 JOLIVE COURT, ROSETREES, GUILDFORD, SURREY GU1 2HX	10004
:6329879	LOWTON BRENDA MARY /MRS. 27 MAYFLOWER WAY, FARNHAM COMMON, SLOUGH, BERKSHIRE SL2 3TU	3000
:3951320	L R NOMINEES LIMITED NOMINEE A/C LLOYDSTSB REGISTRARS, CUSTODY DEPT, PRINCESS HOUSE, 1 SUFFOLK LANE, LONDON EC4R 0AN	854000
)0009583	LYNDON MARTIN JOHN /MR. 44 SIMPLEMARSH ROAD, ADDLESTONE, SURREY KT15 1QJ	568
)0001536	MACGLOIN PATRICK DANIEL /MR. 75 GOODHART PLACE, HORSEFERRY ROAD, LONDON E14 8EQ	800
)0001557	MALIK FARHAD /DR. 9 GREEN ROAD, LONDON N20 0QT	1000
:6287083	MAN FINANCIAL LIMITED MFLCFD A/C SUGAR QUAY, LOWER THAMES STREET, LONDON EC3R 6DU	13104
)0005037	THE MANIFEST VOTING AGENCY LIMITED 9 FREEBOURNES COURT, WITHAM, ESSEX CM8 2BL	20
)0001583	MASTERS JONATHAN PAUL /MR. DOWNHAM, BRIGHTON ROAD, HURSTPIERPOINT, WEST SUSSEX BN6 9EF	30000
)0006204	MASTERS MARGARET JANE /MRS. DOWNHAM, BRIGHTON ROAD, HURSTPIERPOINT, WEST SUSSEX BN6 9EF	32000
)0007980	MCCARTHY JANE /MISS. 101A NORTHCHURCH ROAD, LONDON N1 3NU	368
)0001638	MCCOURT DAVID CHARLES /MR. 11 STANTON ROAD, WIMBLEDON, LONDON SW20 8RL	2200
)0009617	MCKENZIE KAREN MARGARET /MRS. 22 TOWNFIELD, RICKMANSWORTH, HERTFORDSHIRE WD3 7DD	2800
)0015386	MCKENZIE KAREN MARGARET /MRS. WHITECROFT, VILLAGE WAY, LITTLE CHALFONT, BUCKINGHAMSHIRE HP7 9PX	1000
)0001664	MCKENZIE ROBERT CLIVE /MR. WHITECROFT, VILLAGE WAY, AMERSHAM, BUCKINGHAMSHIRE HP7 9PX	2120
)0003847	MCVICAR JAMES /MR. CRUACHAN, EAST LINKS, DUNBAR, EAST LOTHIAN EH42 1LT	1524
)0001690	MCVICAR JAMES SCOTT GORDON /DR.	9200

48 LINDFORD CHASE, LINDFORD, HAMPSHIRE GU35 0TB

00005787	MCVICAR PAULINE ANNE /MS. 48 LINFORD CHASE, LINDFORD, HAMPSHIRE GU35 0TB	1200
C4732572	MELLON NOMINEES /UK/ LIMITED BSDTCAD A/C PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON EC4V 4LA	60000
C6498857	MELLON NOMINEES /UK/ LIMITED BSDTGABN A/C PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON EC4V 4LA	279360

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
C0018621	MERRILL LYNCH INTERNATIONAL MAIN A/C P O BOX 293,20 FARRINGDON ROAD,LONDON EC1M 3NH	511280
C1512938	MERRILL LYNCH PENSIONS NOMINEES LIMITED NONCERT A/C ONE CANADA SQUARE,LONDON E14 5AL	302448
C4701011	MOENS ELISABETH GUDRUN /MRS. THE HORNBEAM,WALHAMPTON,LYMINGTON,HAMPSHIRE SO41 5SD	3600
00001771	MOODY PHILIP JOHN /DR. 23 ELVENDON ROAD,GORING,READING,BERKSHIRE RG8 0DP	26600
00005230	MOODY SARAH HELEN /MRS. 7 MARTLET CLOSE,WOOTTON,NORTHAMPTON, NORTHAMPTONSHIRE NN4 6EX	400
00004703	MOORE BENJAMIN /MR. FLAT 1,RING COURT,THE CUT,LONDON SE1 8LF	436
00001787	MOORE ROSS HAYDON JAMES /MR. 130 TELFORD AVENUE,LONDON SW2 4XQ	1588
C0020735	MORSTAN NOMINEES LIMITED FIRM A/C 25 CABOT SQUARE,CANARY WHARF,LONDON E14 4QA	1234648
C3425039	MORSTAN NOMINEES LIMITED SEG A/C 25 CABOT SQUARE,CANARY WHARF,LONDON E14 4QA	167120
C4855773	MORSTAN NOMINEES LIMITED SEG A/C 25 CABOT SQUARE,CANARY WHARF,LONDON E14 4QA	499752
00015007	MOSS CONSTANCE JOYCE /MRS. 14 LAMBOURNE CLOSE,THRUXTON,ANDOVER,HAMPSHIRE SP11 8LS	400
C1778564	NATWEST FIS NOMINEES LIMITED SX A/C P O BOX NO 10,TURNPIKE HOUSE,123 HIGH STREET,CRAWLEY, WEST SUSSEX RH10 1DQ	12000
C3548872	NATWEST PEP NOMINEES LIMITED PRINCESS HOUSE,27 BUSH HOUSE,LONDON EC4R 0AA	7140
C561167A	NBS NOMINEES LIMITED 20 LITTLE BRITAIN,LONDON EC1A 7DH	20
00001810	NEELE ADRIAAN FREDERIK /MR. 1 CHERRY WAY,ALTON,HAMPSHIRE GU34 2AZ	80000
C2111906	NICHOLS MARGARET SUSIE /MRS. 6 THE RIDINGS,EAST HORSLEY,SURREY KT24 5BN	800
00001852	NICOL ANDREW MALCOLM /MR. 16 KING GEORGES DRIVE,NEW HAW,SURREY KT15 3RW	30260
C4467868	NORDEA BANK DANMARK A/S UBCC A/C CITIGROUP CENTRE,CANADA SQUARE,CANARY WHARF, LONDON E14 5LB	20000
00018049	NORRIDGE GEOFFREY CHARLES /MR. 8 HOLLIS CLOSE,WITNEY,OXFORDSHIRE OX28 3SW	1600
00001868	NORTON GARETH JAMES /MR. 2 MEADOW RISE,KNAPHILL,WOKING GU21 2LJ	10600
C0000045	NORTRUST NOMINEES LIMITED	453396

	50 BANK STREET, CANARY WHARF, LONDON	E14 5NT	
C1804564	NORTRUST NOMINEES LIMITED NAB A/C 50 BANK STREET, CANARY WHARF, LONDON	E14 5NT	232504
C2183631	NORTRUST NOMINEES LIMITED SLEND A/C 50 BANK STREET, CANARY WHARF, LONDON	E14 5NT	916484
C233471A	NORTRUST NOMINEES LIMITED EAPFA A/C 50 BANK STREET, CANARY WHARF, LONDON	E14 5NT	11508

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
C3549974	NORTRUST NOMINEES LIMITED UNJSP A/C 50 BANK STREET, CANARY WHARF, LONDON E14 5NT	1041216
C4092205	NORTRUST NOMINEES LIMITED TDS A/C 50 BANK STREET, CANARY WHARF, LONDON E14 5NT	146444
C6019531	NORTRUST NOMINEES LIMITED HFX06 A/C 50 BANK STREET, CANARY WHARF, LONDON E14 5NT	36000
C6398170	NORTRUST NOMINEES LIMITED HLIFE A/C 50 BANK STREET, CANARY WHARF, LONDON E14 5NT	80000
C6403677	NORTRUST NOMINEES LIMITED MHF01 A/C 50 BANK STREET, CANARY WHARF, LONDON E14 5NT	17828
C6478624	NORTRUST NOMINEES LIMITED NTGSLEND A/C 50 BANK STREET, CANARY WHARF, LONDON E14 5NT	860320
C2104625	NUMIS NOMINEES LIMITED ZZMARKET A/C CHEAPSIDE HOUSE, 138 CHEAPSIDE, LONDON EC2V 6LH	29936
C0004834	NUTRACO NOMINEES LIMITED ONE CANADA SQUARE, LONDON E14 5AL	4582476
C0012368	N Y NOMINEES LIMITED PO BOX 293;20 FARRINGDON ROAD, LONDON EC1M 3NH	44000
C6284739	OMX SECURITIES NOMINEES LIMITED HHISAS A/C CANTERBURY HOUSE, 85 NEWHALL STREET, BIRMINGHAM B3 1LH	3700
C675061A	OMX SECURITIES NOMINEES LIMITED KKPEP A/C CANTERBURY HOUSE, 85 NEWHALL STREET, BIRMINGHAM B3 1LH	33432
C6750625	OMX SECURITIES NOMINEES LIMITED KKISA A/C CANTERBURY HOUSE, 85 NEWHALL STREET, BIRMINGHAM B3 1LH	14484
C6750630	OMX SECURITIES NOMINEES LIMITED KKCLT A/C CANTERBURY HOUSE, 85 NEWHALL STREET, BIRMINGHAM B3 1LH	14000
00001894	ORSMAN ANTHONY PAUL /MR. 12 STACEY HOUSE, CRESSEX ROAD, HIGH WYCOMBE, BUCKINGHAMSHIRE HP12 4TU	83200
0000315A	PARR LINDSEY /MRS. 8 MURRELLS WALK, GREAT BOOKHAM, SURREY KT23 3LP	3200
00001928	PARR STEPHEN RICHARD /MR. 8 MURRELLS WALK, BOOKHAM, LEATHERHEAD, SURREY KT23 3LP	24428
00016177	PARRISH ANDREW /MR. 21 RINGBURY, LYMINGTON, HAMPSHIRE SO41 9FH	3520
00001933	PARSONS SIMON CHRISTOPHER /MR. MEADOW COTTAGE, HAWKSFOLD LANE, FERNHURST, WEST SUSSEX GU27 3JW	45968
00001949	PASS NICOLETTE ROBIN /MRS. 13 HIGH PATH ROAD, MERROW, GUILDFORD, SURREY GU1 2QG	8000
00004481	PATEL PRADIP /MR. 5 MORTLAKE ROAD, ILFORD, ESSEX IG1 2SX	400
00006889	PATRICK MARK PETER /MR. 45 KEWFERRY ROAD, NORTHWOOD, MIDDLESEX HA6 2PE	1800

00001954	PEARSON HENRY JAMES /DR. 20 GUILDOWN ROAD, GUILDFORD, SURREY GU2 4EN	1345364
0000196A	PECK ANDREW JOHN /DR. NAISHES BARN, NEWNHAM ROAD, NEWNHAM GREEN, HOOK, HAMPSHIRE RG27 9AF	220200
C6592684	PENSON FINANCIAL SERVICES LIMITED PRIN A/C ONE OLIVER'S YARD, CITY ROAD, LONDON EC1Y 1HQ	1476

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
C1672405	PERRY NOMINEES LIMITED PO BOX 202,1/5 PERRYMOUNT ROAD,HAYWARDS HEATH, WEST SUSSEX RH16 3FA	80000
C0008207	PERSHING KEEN NOMINEES LIMITED PSL981 A/C CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON E14 2BH	10000
C0799590	PERSHING KEEN NOMINEES LIMITED KSCLT A/C CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON E14 2BH	2800
C2336746	PERSHING KEEN NOMINEES LIMITED BICLT A/C CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON E14 2BH	1292
C3166898	PERSHING KEEN NOMINEES LIMITED ABPEP A/C CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON E14 2BH	2652
C3166900	PERSHING KEEN NOMINEES LIMITED ABCLT A/C CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON E14 2BH	9180
C4816595	PERSHING KEEN NOMINEES LIMITED AHCLT A/C CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON E14 2BH	4000
C4967212	PERSHING KEEN NOMINEES LIMITED CBCLT A/C CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON E14 2BH	1340
C5927000	PERSHING KEEN NOMINEES LIMITED PUCLT A/C CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON E14 2BH	19240
C5927016	PERSHING KEEN NOMINEES LIMITED PUPEP A/C CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON E14 2BH	5660
C5927021	PERSHING KEEN NOMINEES LIMITED PUISA A/C CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON E14 2BH	9300
C6079545	PERSHING KEEN NOMINEES LIMITED TMCLT A/C CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON E14 2BH	24600
C6165457	PERSHING KEEN NOMINEES LIMITED JHCLT A/C CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON E14 2BH	232
D0001980	PESKETT GRAHAM ANTHONY OWEN /MR. 16 PURTON ROAD,HORSHAM,WEST SUSSEX RH12 2HA	1600
D0001996	PIGGOTT ALEXANDER COLIN /MR. C/O DETICA INC,10440 LITTLE PATUXENT PKWY, SUITES 300 & 900,COLUMBIA,MD 21044 USA	15788
D0005058	PIRC LIMITED CITYSIDE HOUSE,40 ADLER STREET,LONDON E1 1EE	4
D0002021	PORTER DAVID CHRISTOPHER TREVOR /MR. CHARTHAM,BRANKSOME PARK ROAD,CAMBERLEY,SURREY GU15 2AQ	16400

0002037	POWELL ANDREW JOHN /MR. 21 FALCONDALE ROAD, BRISTOL BS9 3JS	1800
0002058	POYNER IAN KEITH /MR. 17 FIR GROVE, WHITEHILL, BORDON GU35 9ED	1000
0003894	PREECE ALAN EDWARD /MR. C/O HERITAGE ROOFING & BLDG SERV'S, THE CREAMERY, HILTON ROAD, EGGINTON JUNCTION, EGGINTON DERBY DE65 6CV	1056

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
0000667A	PRIEST IAN /MR. 6 ELIZABETH RISE, BANBURY, OXFORDSHIRE OX16 9LZ	872
C6579757	PRISM NOMINEES LIMITED PRIS A/C RODDIS HOUSE, OLD CHRISTCHURCH ROAD, BOURNEMOUTH BH1 1LG	2000
C587804A	PRODUCTIVE NOMINEES LIMITED 7227101 A/C 1 CURZON STREET, LONDON W1J 5UB	8000
C6827620	PRODUCTIVE NOMINEES LIMITED 3297301 A/C 1 CURZON STREET, LONDON W1J 5UB	4400
C0016143	PRUDENTIAL CLIENT HSBC GIS NOMINEE /UK/ LIMITED PAC A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	868340
C0025032	PRUDENTIAL CLIENT HSBC GIS NOMINEE /UK/ LIMITED PPL A/C MARINER HOUSE, PEPYS STREET, LONDON EC3N 4DA	313680
00002084	PURNELL DAVID CLIVE /MR. 1 CARLTON COTTAGES, PORTSMOUTH ROAD, MILFORD, GODALMING, SURREY GU8 5DU	101184
C2528127	QGCI NOMINEES LIMITED 4TH FLOOR, SUTTON HOUSE, 28-30 THE PARADE, ST HELIER, JERSEY JE4 8TE	2800
C2818043	QUILPEP NOMINEES LIMITED ISA A/C ST HELEN'S, 1 UNDERSHAFT, LONDON EC3A 8BB	5440
00000912	RACK NICHOLAS STUART GRAHAM- /MR. ROBIN RAG, THE COMMON, CRANLEIGH, SURREY GU6 8SH	27768
C000032A	RATHBONE NOMINEES LIMITED PORT OF LIVERPOOL BUILDING, PIER HEAD, LIVERPOOL L3 1NW	145200
C5594864	RAVEN NOMINEES LIMITED 46233 A/C 4TH FLOOR, 40 MARSH WALL, LONDON E14 9TP	584
C628800A	RAVEN NOMINEES LIMITED 65149 A/C 4TH FLOOR, 40 MARSH WALL, LONDON E14 9TP	888
C6313621	RAVEN NOMINEES LIMITED 68660 A/C 4TH FLOOR, 40 MARSH WALL, LONDON E14 9TP	64
C6548946	RAVEN NOMINEES LIMITED 61622 A/C 4TH FLOOR, 40 MARSH WALL, LONDON E14 9TP	112
C6569369	RAVEN NOMINEES LIMITED 79586 A/C 4TH FLOOR, 40 MARSH WALL, LONDON E14 9TP	132
C6669695	RAVEN NOMINEES LIMITED 8799 A/C 4TH FLOOR, 40 MARSH WALL, LONDON E14 9TP	1200
C6706558	RAVEN NOMINEES LIMITED 66322 A/C 4TH FLOOR, 40 MARSH WALL, LONDON E14 9TP	168
C6720132	RAVEN NOMINEES LIMITED 106873 A/C 4TH FLOOR, 40 MARSH WALL, LONDON E14 9TP	3516
C0009416	R C GREIG NOMINEES LIMITED 155 ST VINCENT STREET, GLASGOW G2 5NN	14548
C2790700	R C GREIG NOMINEES LIMITED SA1 A/C 155 ST VINCENT STREET, GLASGOW G2 5NN	1180

C4918226	R C GREIG NOMINEES LIMITED AK1 A/C 155 ST VINCENT STREET,GLASGOW G2 5NN	3380
C4961228	R C GREIG NOMINEES LIMITED BL1 A/C 155 ST VINCENT STREET,GLASGOW G2 5NN	5500
00004118	REASON JOHN MARTYN /MR. LANE COTTAGE,BLAGRAVE FARM LANE,CAVERSHAM,READING, BERKSHIRE RG4 7JX	908

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
0000596A	REASON ROBIN /MR. FLAT 14, CRAIGLEITH, 7 KERSFIELD ROAD, LONDON SW15 3HN	1084
C3511058	REDMAYNE /NOMINEES/ LIMITED P73168E A/C 84 ALBION STREET, LEEDS LS1 6AG	1500
C3717739	REDMAYNE /NOMINEES/ LIMITED P73036E A/C 84 ALBION STREET, LEEDS LS1 6AG	1200
C397506A	REDMAYNE /NOMINEES/ LIMITED P63004Y A/C 84 ALBION STREET, LEEDS LS1 6AG	1400
C3990219	REDMAYNE /NOMINEES/ LIMITED P73152E A/C 84 ALBION STREET, LEEDS LS1 6AG	1400
C4060355	REDMAYNE /NOMINEES/ LIMITED P73073E A/C 84 ALBION STREET, LEEDS LS1 6AG	1080
C4484855	REDMAYNE /NOMINEES/ LIMITED NA2001E A/C 84 ALBION STREET, LEEDS LS1 6AG	1800
C4485092	REDMAYNE /NOMINEES/ LIMITED NW2005E A/C 84 ALBION STREET, LEEDS LS1 6AG	1000
C4485421	REDMAYNE /NOMINEES/ LIMITED NH2003E A/C 84 ALBION STREET, LEEDS LS1 6AG	1200
C4505506	REDMAYNE /NOMINEES/ LIMITED NR2009G A/C 84 ALBION STREET, LEEDS LS1 6AG	1200
C4657249	REDMAYNE /NOMINEES/ LIMITED ZE00053L A/C 84 ALBION STREET, LEEDS LS1 6AG	4000
C4663969	REDMAYNE /NOMINEES/ LIMITED NY2001H A/C 84 ALBION STREET, LEEDS LS1 6AG	1500
C4703589	REDMAYNE /NOMINEES/ LIMITED P73041E A/C 84 ALBION STREET, LEEDS LS1 6AG	1400
C4965962	REDMAYNE /NOMINEES/ LIMITED NN2000E A/C 84 ALBION STREET, LEEDS LS1 6AG	1300
C5570652	REDMAYNE /NOMINEES/ LIMITED NC2013J A/C 84 ALBION STREET, LEEDS LS1 6AG	1000
C559441A	REDMAYNE /NOMINEES/ LIMITED CB4391J A/C 84 ALBION STREET, LEEDS LS1 6AG	2000
C5612980	REDMAYNE /NOMINEES/ LIMITED P78669J A/C 84 ALBION STREET, LEEDS LS1 6AG	800
C6102025	REDMAYNE /NOMINEES/ LIMITED HW2340K A/C 84 ALBION STREET, LEEDS LS1 6AG	1320
C6283310	REDMAYNE /NOMINEES/ LIMITED P80160L A/C 84 ALBION STREET, LEEDS LS1 6AG	3480
C6395954	REDMAYNE /NOMINEES/ LIMITED HK2019Y A/C 84 ALBION STREET, LEEDS LS1 6AG	1800
C6430608	REDMAYNE /NOMINEES/ LIMITED NW2023L A/C 84 ALBION STREET, LEEDS LS1 6AG	1000
C6756212	REDMAYNE /NOMINEES/ LIMITED NW2028N A/C	400

84 ALBION STREET, LEEDS   LS1 6AG

00005690	REEVE JANE /MS. HOLMBY, MILL LANE, SIDLESHAM, CHICHESTER PO20 7NA	5140
C6661235	RENSBURG CLIENT NOMINEES LIMITED CLT A/C 10TH FLOOR, 100 OLD HALL STREET, LIVERPOOL L3 9AB	3200
00002311	RESTRICK KAREN /MS. 17 LIMECROFT, YATELEY GU46 6ND	600

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
C6180922	REYKER NOMINEES LIMITED DIR A/C 46 ST JAMES'S PLACE, LONDON SW1A 1NS	6000
C6569434	REYKER NOMINEES LIMITED RNH A/C 46 ST JAMES'S PLACE, LONDON SW1A 1NS	68
00016595	ROBERTS MANDY /MISS. TAN-YR-ALLT, ABERGELE ROAD, LLANRWST, GWYNEDD LL26 0NG	496
0001664A	ROBERTSON ANDREW MARC CAMPBELL /MR. 5 ELLES AVENUE, GUILDFORD, SURREY GU1 2QH	3024
00004353	ROBINSON GEMMA JUNE /MRS. APRIL COTTAGE, SANDY LANE, SEND, SURREY GU23 7AS	668
00018033	ROBSON JEAN CATHERINE /MRS. THE TITHE BARN, MARTON, NR RUGBY, WARWICKSHIRE CV23 9RS	300
C0014122	ROCK /NOMINEES/ LIMITED GEN A/C 25 LUKE STREET, LONDON EC2A 4AR	10268
C2756880	ROCK /NOMINEES/ LIMITED ISA A/C 25 LUKE STREET, LONDON EC2A 4AR	11456
C5325518	ROCK /NOMINEES/ LIMITED FASTRADE A/C 25 LUKE STREET, LONDON EC2A 4AR	752
C6097783	ROCK /NOMINEES/ LIMITED 4412611 A/C 25 LUKE STREET, LONDON EC2A 4AR	1600
C6265446	ROCK /NOMINEES/ LIMITED 1215690 A/C 25 LUKE STREET, LONDON EC2A 4AR	2000
C6477253	ROCK /NOMINEES/ LIMITED SEN A/C 25 LUKE STREET, LONDON EC2A 4AR	4960
C6477269	ROCK /NOMINEES/ LIMITED SIS A/C 25 LUKE STREET, LONDON EC2A 4AR	1200
00002144	RONSISVALLE PAUL /MR. 10 APPROACH ROAD, WEST MOLESEY, SURREY KT8 2LW	600
0000215A	ROSS LINDA JEAN /MRS. FIRCROFT, 30 CUTTONS CORNER, HEMBLINGTON, NORWICH, NORFOLK NR13 4PS	1048
C459101A	ROY NOMINEES LIMITED 999999 A/C 71 QUEEN VICTORIA STREET, LONDON EC4V 4DE	108000
C6296782	ROY NOMINEES LIMITED 902313 A/C 71 QUEEN VICTORIA STREET, LONDON EC4V 4DE	16816
C661032A	ROY NOMINEES LIMITED 330042 A/C 71 QUEEN VICTORIA STREET, LONDON EC4V 4DE	26072
C6644590	ROY NOMINEES LIMITED 663084 A/C 71 QUEEN VICTORIA STREET, LONDON EC4V 4DE	34680
C6735771	ROY NOMINEES LIMITED 500410 A/C 71 QUEEN VICTORIA STREET, LONDON EC4V 4DE	5696
C6497922	RUBY ISA NOMINEES LIMITED 76043 A/C HOODLESSBRENNAN & PARTNERS PLC, 40 MARSH WALL, LONDON E14 9TP	800

C6546779	RUBY ISA NOMINEES LIMITED 77952 A/C HOODLESSBRENNAN & PARTNERS PLC,40 MARSH WALL, LONDON E14 9TP	400
C667536A	RUBY ISA NOMINEES LIMITED 95579 A/C HOODLESSBRENNAN & PARTNERS PLC,40 MARSH WALL, LONDON E14 9TP	416
C4965604	RUGGLES JOHN KENNETH /MR. SPRINGFIELDS,COLEMANS HATCH,HARTFIELD, EAST SUSSEX TN7 4HG	14912

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
0012323	SAWARD VICTORIA /MRS. 21 COTTAGE GROVE, SURBITON, SURREY KT6 4JH	4000
0002191	SAWARD VICTORIA HELEN /DR. 15 REGENT ROAD, SURBITON, SURREY KT5 8NN	16000
0018323	SAWARD VICTORIA HELEN /DR. 15 REGENT ROAD, SURBITON KT5 8NN	7280
0010344	SAYERS WILLIAM ROBERT /MR. 110 CHAPEL WAY, EPSOM, SURREY KT18 5SY	912
5758724	SBS NOMINEES LIMITED SBNEAN A/C SBS NOMINEES LIMITED A/C SBCLT, STANDARD BANK HOUSE, PO BOX 583, 47-49 LA MOTTE STREET, ST HELIER JERSEY JE4 8XR	4800
0002204	SCOTT MARGARET ANNE /MS. 32 PREBEND GARDENS, CHISWICK, LONDON W4 1TW	15200
0013386	SECRETAN DANIEL /MR. 17 SOUTHWEST ROAD, LONDON E11 4AW	508
0014493	SECRETAN STEPHEN DOMINIQUE /MR. 42 ELM ROAD, HALE, ALTRINCHAM, CHESHIRE WA15 9QP	1316
5732319	SECURITIES SERVICES NOMINEES LIMITED 2220002 A/C C/O BP25/MDCC, 55 MOORGATE, LONDON EC2R 6PA	3600
6829529	SECURITIES SERVICES NOMINEES LIMITED 2220007 A/C C/O BP25/MDCC, 55 MOORGATE, LONDON EC2R 6PA	5048
4006025	SELF TRADE UK NOMINEES LIMITED POOLED A/C NEW PRIESTGATE HOUSE, 57 PRIESTGATE, PETERBOROUGH PE1 1JX	168572
4537095	SELF TRADE UK NOMINEES LIMITED ISA A/C NEW PRIESTGATE HOUSE, 57 PRIESTGATE, PETERBOROUGH PE1 1JX	3348
0002246	SHAH RAJIV /DR. 105 HIGH VIEW ROAD, GUILDFORD, SURREY GU2 7RY	15440
0011974	SHARE NOMINEES LIMITED OXFORD HOUSE, OXFORD ROAD, AYLESBURY, BUCKS HP21 8SZ	25728
0002293	SHEPHERD MARK ANDREW /DR. 58 DENZIL ROAD, GUILDFORD, SURREY GU2 7NG	5200
0017757	SHIEL MARJORIE JOAN DOREEN /MRS. CORNER HOUSE, BLACKSMITHS LANE, WELLINGORE, LINCS LN5 0HP	860
001041A	SHOOTER ANDREW CARL /MR. BUCHENWEG 5, D-85586 POING, GERMANY	600
0014472	SINCLAIR ANDREW JOHN /MR. 10 THETFORD ROAD, NEW MALDEN, SURREY KT3 5DN	400
0002332	SISLEY JOHN PATRICK /MR. 26 CONNISTON DRIVE, FOLLY HILL, FARNHAM, SURREY GU9 0DB	28800
0014488	SLINGSBY TIMOTHY WILLIAM /MR. BALLATHOAR COURT, GLEN ROAD, BALLAUGH, ISLE OF MAN IM7 5JB	4000
0002369	SMITH NICOLA JANE /MISS. THE GABLES, PONDCOPSE LANE, LOXWOOD, BILLINGSHURST,	11608

WEST SUSSEX   RH14 0XF

)0002374	SMITH RONALD MICHAEL /MR. 23 DEFOE AVENUE, KEW, RICHMOND, SURREY TW9 4DS	9000
:0000249	SMITH & WILLIAMSON NOMINEES LIMITED PEP A/C PO BOX 52764,25 MOORGATE, LONDON EC2P 2UY	8244
:0000280	SMITH & WILLIAMSON NOMINEES LIMITED PO BOX 52764,25 MOORGATE, LONDON EC2P 2UY	35328

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
2939239	SMITH & WILLIAMSON NOMINEES LIMITED ISA A/C PO BOX 52764,25 MOORGATE,LONDON EC2P 2UY	21320
0011472	SNOWDON MICHAEL /MR. 106 MELTON HIGH STREET,WATH-ON-DEARNE,ROTHERHAM S63 6RF	680
4150792	SP ANGEL /NOMINEES/ LIMITED SPAN A/C THE OCTAGON,27 MIDDLEBOROUGH,COLCHESTER,ESSEX CO1 1TG	1600
0002413	STAMP ROBIN CHARLES /MR. 14 HADFIELD CLOSE,MANCHESTER M14 5LY	1000
2700520	ST ANNS SQUARE NOMINEES LIMITED ISA A/C HENRY PILLING HOUSE,BOOTH STREET,MANCHESTER M2 4AF	2676
0001646	STATE STREET NOMINEES LIMITED JD12 A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	33252
025747A	STATE STREET NOMINEES LIMITED 5H58 A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	180100
1753846	STATE STREET NOMINEES LIMITED 52K7 A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	139600
2077774	STATE STREET NOMINEES LIMITED FE1B A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	760000
2244314	STATE STREET NOMINEES LIMITED VLA1 A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	246080
2276462	STATE STREET NOMINEES LIMITED FE1F A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	2000
2940214	STATE STREET NOMINEES LIMITED U8S9 A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	563840
3949930	STATE STREET NOMINEES LIMITED XBA2 A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	71348
3950025	STATE STREET NOMINEES LIMITED XBA7 A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	25448
4036962	STATE STREET NOMINEES LIMITED XBY4 A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	33224
4037003	STATE STREET NOMINEES LIMITED XBY2 A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	69748
4094772	STATE STREET NOMINEES LIMITED XBJ2 A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	599448
4152873	STATE STREET NOMINEES LIMITED XBP7 A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	454936
4153267	STATE STREET NOMINEES LIMITED XBK5 A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	41292
4156583	STATE STREET NOMINEES LIMITED XBK6 A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	266564
4263772	STATE STREET NOMINEES LIMITED XBS8 A/C 525 FERRY ROAD,EDINBURGH,SCOTLAND EH5 2AW	16944
4359804	STATE STREET NOMINEES LIMITED XBV5 A/C	255096

	525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	
C4457610	STATE STREET NOMINEES LIMITED W32L A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	165760
C4457626	STATE STREET NOMINEES LIMITED W33H A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	508356
C4462933	STATE STREET NOMINEES LIMITED W32Z A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	76692

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
C4712624	STATE STREET NOMINEES LIMITED W39H A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	1364944
C5294625	STATE STREET NOMINEES LIMITED HKEG A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	286812
C5574728	STATE STREET NOMINEES LIMITED WJB2 A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	884876
C5574979	STATE STREET NOMINEES LIMITED WJF2 A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	1028900
C5579234	STATE STREET NOMINEES LIMITED W3X8 A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	224000
C5746148	STATE STREET NOMINEES LIMITED L916 A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	4520
C5795552	STATE STREET NOMINEES LIMITED HKPV A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	11296
C5889877	STATE STREET NOMINEES LIMITED OM01 A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	139208
C6179597	STATE STREET NOMINEES LIMITED 28G2 A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	600000
C6231387	STATE STREET NOMINEES LIMITED OM02 A/C 525 FERRY ROAD, EDINBURGH, SCOTLAND EH5 2AW	1454448
C2581436	STRAND NOMINEES LIMITED SN A/C PO BOX 10, TURNPIKE HOUSE, 123 HIGH STREET, CRAWLEY, WEST SUSSEX RH10 1DQ	14000
00002434	STREFFORD STEPHEN ROBERT /MR. WYE VALLEY VIEW, SYMONDS YAT WEST, ROSS ON WYE, HEREFORDSHIRE HR9 6BJ	59600
00002455	SUTHERLAND MARTIN CONRAD /MR. THE PIRATES COTTAGE, TUBBS LANE, HIGHCLERE, NEWBURY BERKSHIRE RG20 9RB	240
00013660	SUTTON GEOFFREY CHARLES /MR. 40 WYFOLD HOUSE, WOLVERCOTE ROAD, LONDON SE2 9TJ	428
00002460	SWEET STEPHEN MICHAEL /MR. 41 CEDAR TERRACE, RICHMOND, SURREY TW9 2BZ	2800
00002497	TAYLOR CHRISTOPHER JOHN /MR. 6 FRIESIAN CLOSE, FLEET, HAMPSHIRE GU51 2TP	12612
0000250A	TAYLOR CHRISTOPHER MICHAEL /MR. FLAT 21, WOODLANDS GATE, WOODLANDS WAY, LONDON SW15 2SY	4000
00017987	TAYLOR ROSEMARY HELEN /MRS. 2 FOREDOWN CLOSE, EASTBOURNE, EAST SUSSEX BN20 8DD	600
C0264873	TD WATERHOUSE NOMINEES /EUROPE/ LIMITED SMKTGPEP A/C 201 DEANSGATE, MANCHESTER M3 3TD	7664
C1985222	TD WATERHOUSE NOMINEES /EUROPE/ LIMITED SMKTNOMS A/C 201 DEANSGATE, MANCHESTER M3 3TD	165760
C3321410	TD WATERHOUSE NOMINEES /EUROPE/ LIMITED SMKTISAS A/C	18224

	201 DEANSGATE,MANCHESTER M3 3TD		
:5538286	TD WATERHOUSE NOMINEES /EUROPE/ LIMITED 201 DEANSGATE,MANCHESTER M3 3TD	TDWHSIPP A/C	1200
:6020125	TD WATERHOUSE NOMINEES /EUROPE/ LIMITED 201 DEANSGATE,MANCHESTER M3 3TD	CESNOMS A/C	92512
:6446591	TD WATERHOUSE NOMINEES /EUROPE/ LIMITED 201 DEANSGATE,MANCHESTER M3 3TD	CESREG A/C	22236

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
)0002536	THOMAS MARK EMLYN DAVID /MR. 23 ORCHARD ROAD, FARNBOROUGH, HAMPSHIRE GU14 7PR	4032
)0002541	THOMAS MICHAEL EMLYN /MR. 85 SILHILL HALL ROAD, SOLIHULL, WEST MIDLANDS B91 1JT	13000
)0002557	THOMAS OWEN GORDON MICHAEL /MR. 2 LYMINGTON RISE, FOUR MARKS, ALTON, HAMPSHIRE GU34 5BA	105460
)0011425	THOMAS PETER ROY /MR. ROUND CLOSE, SANDY LANE, COBHAM, SURREY KT11 2EJ	1200
)0015864	TILLEY JOHN JESSE /MR. 21 HAYWARD ROAD, THAMES DITTON, SURREY KT7 0BF	1488
)0003191	TOASE LESLEY /MRS. TAMARISK, 1 VINE WAY, WRECCLESHAM, FARNHAM, SURREY GU10 4TB	100
:3542556	TOMKINS ANTHONY BERNARD /MR. APPLE TREES, 1 WINDSOR HILL, PRINCES, RISBOROUGH, BUCKS HP27 9HZ	2000
)0002601	TOWERS JENNIFER LOUISE /MRS. 4 NEW ROAD, HYDESTILE, GODALMING, SURREY GU8 4DJ	1500
)0002617	TOWNSEND LAURA JOANNE /MISS. 4 WOODHILL HOUSE, 19 ST JOHNS STREET, CROWTHORNE, BERKSHIRE RG45 7NJ	600
:6242443	TRANSACT NOMINEES LIMITED INTEGRA1 A/C DOMAIN HOUSE, 5 - 7 SINGER STREET, LONDON EC2A 4BQ	1092
)0002638	TULLY ALAN /DR. FEATHERWOOD, HILLSIDE, ROTHBURY, MORPETH NE65 7PT	24600
)0003204	TULLY CARINE /MRS. FEATHERWOOD, HILLSIDE, ROTHBURY, MORPETH NE65 7PT	4400
)0006771	TURNER DAVID NEIL /MR. 22 THROGMORTON ROAD, YATLEY, HAMPSHIRE GU46 6FA	640
)0002643	TURNER GAVIN HUXLEY /MR. 28 LARNACH ROAD, LONDON W6 9NX	800
)0002659	TYLER ANDRE WILLIAM /DR. 30 ORCHARD ROAD, SHALFORD, GUILDFORD, SURREY GU4 8ER	2800
)0002664	UPWARD MARTIN DAVID /DR. 39 MARROWBROOK LANE, FARNBOROUGH, HAMPSHIRE GU14 0BB	600
)000267A	URE GRAHAM JAMES /MR. FLAT 54, STEVENS HOUSE, JEROME PLACE, KINGSTON UPON THAMES, SURREY KT1 1HX	18200
)0015391	VALLESKOG JONAS /MR. 3 MEADS ROAD, GUILDFORD, SURREY GU1 2NB	428
)001835A	VALLESKOG JONAS /MR. 105 HIGH VIEW ROAD, GUILDFORD, SURREY GU2 7RY	1544
:0000087	VIDACOS NOMINEES LIMITED CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	136552

C0018556	VIDACOS NOMINEES LIMITED FGN A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	435536
C3999245	VIDACOS NOMINEES LIMITED CLRLUX A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	800
C4165284	VIDACOS NOMINEES LIMITED UBSLUX A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	2500

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
C5525501	VIDACOS NOMINEES LIMITED BRITINV A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	20528
C6286245	VIDACOS NOMINEES LIMITED SL011 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	866424
C6286266	VIDACOS NOMINEES LIMITED SL028 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	12428
C6286454	VIDACOS NOMINEES LIMITED SL080 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	425852
C6286509	VIDACOS NOMINEES LIMITED SL056 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	300000
C6286535	VIDACOS NOMINEES LIMITED SL062 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	42412
C6286540	VIDACOS NOMINEES LIMITED SL060 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	366000
C6286582	VIDACOS NOMINEES LIMITED SL022 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	715480
C6286598	VIDACOS NOMINEES LIMITED SL031 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	998000
C6286723	VIDACOS NOMINEES LIMITED SL067 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	1259660
C6568374	VIDACOS NOMINEES LIMITED NRWICH4 A/C CITIGROUP CENTRE, CANADA SQUARE, LONDON E14 5LB	20000
C6799887	VIDACOS NOMINEES LIMITED 5438 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	358280
C6799910	VIDACOS NOMINEES LIMITED 5436 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	524352
C6799952	VIDACOS NOMINEES LIMITED 5420 A/C CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON E14 5LB	576672
00002690	VINE STEPHEN JOHN /MR. 49 HOLLOW WOOD, OLNEY, BUCKINGHAMSHIRE MK46 5LZ	6600
00006230	VINE STEPHEN JOHN 49 HOLLOW WOOD, OLNEY, BUCKS MK46 5LZ	2276
00016608	WAHL ALISON HEATHER /MRS. ROBIN HAYE, THE DRIVE, GODALMING, SURREY GU7 1PH	7480

0000273A	WAHL STEPHEN NICHOLAS /MR. ROBIN HAYE, THE DRIVE, BUSBRIDGE, GODALMING, SURREY GU7 1PH	56584
00001826	WALKER ALEXANDRA ELIZABETH SARAH /MRS. 24 YORK ROAD, MARLOW, BUCKINGHAMSHIRE SL7 2QB	1600
00006787	WALTON MICHAEL LEONARD /MR. 6 RIDGEWAY GARDENS, WOKING, SURREY GU21 4RB	3480
00007084	WARD GLORIA LUCILLE /MRS. 20 WHITELOCK HOUSE, PHYLLIS COURT DRIVE, HENLEY ON THAMES, OXFORDSHIRE RG9 2HU	2000

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
C5386793	WATERHOUSE NOMINEES LIMITED BOSPC A/C ONE CANADA SQUARE, LONDON E14 5AL	3860
C5386832	WATERHOUSE NOMINEES LIMITED SSAP A/C ONE CANADA SQUARE, LONDON E14 5AL	3000
00002750	WATERSON GAVIN /DR. 78 OCKFORD ROAD, GODALMING, SURREY GU7 1RF	5000
00002766	WATSON ANDREW WILLIAM /DR. SWALLOWDALE, HORSE SHOE LANE, IBTHORPE, HURSTBOURNE TARRANT, HANTS SP11 0BY	1913680
C0002356	W B NOMINEES LIMITED SOPHIA HOUSE, 76-80 CITY ROAD, LONDON EC1Y 2EQ	3600
C6555464	W B NOMINEES LIMITED CTF A/C SOPHIA HOUSE, 76-80 CITY ROAD, LONDON EC1Y 2EQ	84
00002771	WEBB STEPHEN JOHN /DR. 61 NEW WAY ROAD, COLINDALE, LONDON NW9 6PH	5600
00002787	WESEMEYER STEPHAN /DR. 85 FAIRVIEW ROAD, ASH, HAMPSHIRE GU12 6AW	2800
00002810	WHITE CAROL ANN /DR. 14 OSBORNE DRIVE, FLEET, HAMPSHIRE GU52 7LL	3200
00018971	WHITE CAROL ANN /DR. 14 OSBORNE ROAD, FLEET, HAMPSHIRE GU52 7LL	2800
00004912	WHITEHEAD ANTHONY PAUL /MR. MAPS ACRE, BUSHCOMBE LANE, WOODMANCOTE, CHELTENHAM, GLOUCESTERSHIRE GL52 9QL	4000
0001035A	WHITEHEAD RICHARD WILLIAM /MR. THE GARDEN HOUSE, CHURCH LANE, FITTLEWORTH, PULBOROUGH, WEST SUSSEX RH20 1HL	11496
00002831	WHITEHEAD SUSAN ELIZABETH /MRS. THE GARDEN HOUSE, CHURCH LANE, FITTLEWORTH, WEST SUSSEX RH20 1HL	176
00011467	WHITFIELD ALDUS FRANCIS /MR. 13 COSMO PLACE, LONDON WC1N 3AP	1056
00005599	WIER PETER CHARLES /MR. PEACEHAVEN, PODMORE LANE, SCARNING, DEREHAM, NORFOLK NR19 2NS	800
00012033	WILLDEN ELIZABETH GRACE /MRS. NETTLETON GRAHAM WARD /MR. WILLIAMSONS SOLICITORS, 45 LOWGATE, HULL HU1 1EN	8000
00011736	WILLDEN ELIZABETH GRACE /MRS. NETTLETON GRAHAM WARD /MR. ROBSON IAN /MR. C/O WILLIAMSONS, LOWGATE, HULL HU1 1EN	4000
00018736	WILLIAMS GARETH /MR. 65 GUILDFORD ROAD, ASH, ALDERSHOT, HAMPSHIRE GU12 6BQ	1900
00002852	WILLIAMS GARETH BRIAN /MR. 65 GUILDFORD ROAD, ASH, ALDERSHOT, HAMPSHIRE GU12 6BQ	1000

```
00018720 WILLIAMS   LISA  /MRS.                                                    1900
            65 GUILDFORD ROAD,ASH,ALDERSHOT,HAMPSHIRE   GU12 6BQ

00005826 WILLIAMS   RONALD CHARLES  /MR.                                             588
         WILLIAMS   PATRICIA  /MRS.
            20 WEST DRIVE,PORTHCAWL   CF36 3LS

00013634 WILLIAMS   SIMON  /MR.                                                     4964
            43A EMMANUEL ROAD,LONDON   SW12 0HH
```

ACCOUNT NUMBER	HOLDER'S NAME & ADDRESS DETAILS	ENTITLEMENT
00018339	WILLIAMS SIMON PAUL /MR. 14 BRACKLEY ROAD, CHISWICK, LONDON W4 2HN	3232
00002894	WOLFENDEN TIM DAVID /DR. BRIDGE HOUSE, SHALFORD ROAD, GUILDFORD, SURREY GU4 8BL	3200
C5320309	WOODWARD TERENCE WILLIAM /MR. WANEY ELM, 2A BEECH DRIVE, LEIGH, LANCASHIRE WN7 3LJ	8000
00002907	WOOTTON SIMON TIMOTHY GERARD /DR. 14 BARRACK ROAD, GUILDFORD, SURREY GU2 9RU	5224
0000938A	WOOTTON SIMON TIMOTHY GERRARD /MR. 14 BARRACK ROAD, GUILDFORD, SURREY GU2 9RU	6292
00016135	WRIGHT BRIAN /MR. 10 FIELD VIEW, BAR HILL, CAMBRIDGE CB3 8SX	864
00006912	XKO GROUP PLC SYSTEMS HOUSE, FOUNDRY COURT, GOGMORE LANE, CHERTSEY, SURREY KT16 6AP	8
00012365	ZITCER CARY /MR. 2 SIDMOUTH ROAD, LONDON NW2 5JX	12000
UMBER OF ALLOTMENTS	: 617	89410932

*****END OF REPORT*****

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Detica Group plc ("Detica") Acquisition of M.A. International Limited

8 August 2006

Further to the announcement of 31 July 2006 concerning a potential acquisition, Detica is pleased to announce that it has now entered into a conditional agreement to acquire the entire fully-diluted share capital of M.A. International Limited ("m.a. partners") for up to approximately £32.3 million (on a debt, cash and tax benefit free basis as described below).

m.a. partners' business and reasons for the acquisition

m.a. partners is a privately-owned management consulting group with 130 employees, specialising in the capital markets sector that provides high-value consultancy to global investment banks, asset managers, private banks, prime brokers, exchanges and retail brokerages. It has offices in Europe and the US with its principal offices in London and New York.

Founded in 1996, m.a. partners has established long term relationships with some of the largest global investment banks and financial institutions based on very high levels of repeat business. Clients include seven of the ten largest global banks. The business has traded successfully through periods of volatility in the capital markets sector with revenues increasing at a compound annual growth rate of 25% over the last five years and 30% in 2006.

The acquisition is consistent with Detica's strategy to build a substantial presence in the Financial Services market. The Board believes that there are significant opportunities in this market driven by the emergence of new and increasingly complex financial products and complex global and local regulatory requirements such as Basel II and MiFiD.

Detica has over time built a business and technical consulting capability in the retail banking and insurance industries. The acquisition of Evolution Consulting Group in January 2006 brought Detica an initial presence in the capital markets sector with impressive technical skills. The acquisition of m.a. partners brings a substantial pool of complementary, high-level business consulting skills. Detica believes that the enlarged capital markets business will have the depth of resource and market knowledge to offer a broader range of services to a wider client base across the industry. The management team of m.a. partners is led by Chief Executive and founder, Jon Moore.

Terms of the acquisition and historical financial performance of m.a. partners

The consideration is to comprise an initial payment of £20.5 million and an additional payment ("deferred consideration") of up to a further £11.8 million dependent on the performance of m.a. partners in its financial year to 31 March 2007. m.a. partners is being acquired on a debt and cash free basis and, additionally, the tax benefit to m.a. partners (estimated to be approximately £1.4 million) due to arise as a result of the expected exercise of options over m.a. partners shares is also to be retained by the vendors. The consideration is subject to a limited adjustment once m.a. partners' working capital at completion has been determined.

The initial payment is to be satisfied by the issue of 1.84 million new Detica shares to the vendors at completion (valued at £5.3 million on the basis of the closing mid market price for a Detica share of 287.5p on 7 August 2006), with the balance being satisfied in cash at completion funded from existing cash resources and new borrowing facilities.

The deferred consideration amount is capped at £11.8 million and will be calculated at the rate of 10.76 times the excess operating profit over £1.9 million. The maximum amount of £11.8 million will therefore be payable if m.a. partners achieves its budgeted operating profit of £3.0 million in the year ending 31 March 2007. The deferred consideration will be satisfied one half in cash and one half through the issue of further new Detica shares following the determination of m.a. partners' operating profit for its financial year to 31 March 2007.

In its audited accounts for the year ended 31 March 2006, m.a. partners reported revenues of £24.4 million and operating profit and profit before tax of £1.5 million, and, as at that date, it had gross assets of £8.3 million and net assets of £2.5 million. As with previous acquisitions, Detica expects to improve the operating margin performance of the acquired business in the first twelve months of ownership with the longer term goal of bringing margins up to Group levels.

The transaction is expected to be earnings-enhancing (before the amortisation of acquired intangibles) in the current financial year.

The acquisition of m.a. partners is conditional upon their shareholders passing certain resolutions at an extraordinary general meeting. Detica holds irrevocable undertakings from the appropriate majority of m.a. partners' shareholders to vote in favour of those resolutions and to perform certain other formalities. Completion is therefore expected to take place in early September 2006.

Detica was advised in the transaction by Amethyst Corporate Finance, and m.a. partners by Innovation Advisors.

Tom Black, Chief Executive of Detica, commented:

"Capital markets represents one of the largest and fastest growing consulting sectors driven by the sheer volumes of data, the complexity of new financial instruments, international and local regulatory initiatives and a continued drive for efficiency gains. The acquisition of m.a. partners brings us real critical mass and a leading position in this sector.

In m.a. partners, we are acquiring a business that has a very impressive track record of growth and one that has long term relationships at the very highest levels in the industry. Its consulting services are complementary to the deep technical expertise of our current capital markets team. We are delighted to welcome m.a. partners into the Detica fold and look forward to realizing real revenue synergies from this acquisition."

Jon Moore, Chief Executive of m.a. partners, commented:

"We believe that this deal will create a firm which will ultimately become the leading business and technology consulting firm for major institutions in global capital markets. For our clients this deal will enhance the scope and scale of services we provide, remaining focused on areas where deep industry knowledge and high technology capabilities can be applied to solve complex business problems.

For our people this deal will enable them to develop a broader set of skills and capabilities, whilst more rapid growth will allow them to take on greater responsibilities earlier in their careers. Most importantly we believe that both firms share a common set of values and attract and retain the highest calibre people. I am personally excited to be joining Detica's management team and look forward to a new phase of continued, successful growth."

Contact Details

Edward Bridges
Financial Dynamics
Tel: 0207 831 3113

 How to **find us** » UK » US » Detica Legal | » Priv

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of *listed company* **DETICA GROUP PLC**	**2.** Name of shareholder with a major interest **Lloyds TSB Group plc**
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18 N/A	**4.** Name of the registered holder(s) and, if more than one holder, the number of *shares* held by each of them **104,105 Lloyds TSB Private Banking** **4,945,277 Scottish Widows Investment Partnership**

5. Number of *shares*/amount of stock acquired **Not advised**	**6.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) **N/A**	**7.** Number of *shares*/amount of stock disposed **N/A**	**8.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) **N/A**

9. *Class* of *security* **Ord 2p shares**	**10.** Date of transaction **N/A**	**11.** Date *listed company* informed **11.08.06**

12 Total holding following this notification **5,049,382**	**13** Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) **4.518%**
14 Any additional information	**15** Name of contact and telephone number for queries **John Woollhead** **01483 816900**

16 Name and signature of duly authorised officer of the *listed company* responsible for making this notification
John Woollhead
Company
Secretary____

Date of notification 11.08.11

14 August 2006

Detica Group plc

Directors' interests in shares

Detica Group plc, (London: DCA), ('the Company') announces the following change in directors' interests in shares.

The Company was notified today that on the 11 August 2006, conditional awards of ordinary 2p shares in the Company were made by the Trustee of The Detica Group plc Long-Term Incentive Plan 2001 ('LTIP') to a number of senior employees including the following:

Name	Number of Shares	Exercise price per share
Tom Black, Chief Executive	62,500	2p
Mandy Gradden, Group Finance Director	44,050	2p
Colin Evans, UK Managing Director	37,650	2p
John Woollhead, Company Secretary	5,650	2p

The award is subject to the satisfaction of the following performance conditions for Mandy Gradden and Tom Black: Subject to continuing employment, the award will vest fully if the Group's compound earnings per share growth over the three years from grant exceeds inflation by an average of 15% per annum. If it exceeds inflation by an average of 10% per annum, the award will vest as to 50% of the maximum. If average earnings per share growth exceeds inflation by between 10% and 15% growth, then the award will vest proportionately. The award will not vest at all if average earnings per share growth exceeds inflation by less than 10% per annum.

The award is subject to the satisfaction of the following performance conditions for Colin Evans and John Woollhead: Subject to continued employment one third of the award will vest on the first, second and third anniversary of the award providing that The Group's earnings per share has exceeded the prior year by RPI plus 15%. If earnings per share has exceeded the prior year by 10% plus RPI one sixth of the award will vest. If earnings per share exceeds RPI by between 10% and 15% the award will vest proportionally. One third of the award will lapse on the first, second and third anniversary of the award if earnings per share does not exceed RPI plus 10% when compared to the prior year.

Subject to the satisfaction of these performance conditions the earliest exercise date for all of these awards is 11 August 2009 and they can be exercised between 3 and 10 years from the date of award.

Following this grant, Ms Gradden holds LTIP awards over 137,050 shares, Tom Black will hold a total of 262,500, Colin Evans will hold a total of 327,280 and John Woollhead will hold a total of 5,650.

In respect of Dr Tom Black and Mandy Gradden, this notification relates to a transaction notified to the Company in accordance with DR 3.1.2R of the Disclosure Rules and section 324 (as extended by section 328) of the Companies Act 1985. In respect of Colin Evans and John

Woollhead, persons discharging managerial responsibilities, this notification relates to a transaction notified to the Company in accordance with DR 3.1.2R.

For further information, please contact:

Detica Group plc **01483 442000**
John Woollhead, Company Secretary

Financial Dynamics **020 7831 3113**
Edward Bridges